OPENLANE

2025 Annual Report



NYSE:OPLN

Financial Highlights

For the year ended December 31 (in millions) (continuing operations)	2023	2024	**2025**
Operating revenues	$1,695.7	$1,788.5	**$1,934.5**
Operating profit (loss)	$(135.8)	$182.2	**$196.6**
Income (loss) from continuing operations	$(154.8)	$109.9	**$177.7**
Total assets	$4,726.3	$4,622.3	**$4,724.3**
Cash and cash equivalents	$93.5	$143.0	**$141.5**
Net cash provided by operating activities – continuing operations	$237.0	$292.8	**$391.9**



Marketplace $1,500.8

Revenue by Segment (in millions)

Finance $433.7



Income (Loss) from Continuing Operations (in millions)

- 2023*: $(154.8)
- 2024: $109.9
- **2025: $177.7**

Adjusted EBITDA † (in millions)

- 2023: $272.0
- 2024: $293.4
- **2025: $332.6**

Marketplace Volumes (vehicles sold)

- 2023: 1,331,000
- 2024: 1,446,000
- **2025: 1,472,000**



$29B
Marketplace Gross Merchandise Value



1.5M
Commercial & Dealer Vehicle Transactions



1.7M
AFC Finance Transactions



$2.4B
AFC Average Receivables Managed

† Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most comparable GAAP measure, income (loss) from continuing operations, in our Annual Reports on Form 10-K for the years ended December 31, 2024 and 2025 in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA."

* including a $251 million non-cash impairment.

To Our Stockholders:

OPENLANE had a very successful 2025, and I am very pleased with the results our company delivered.

Throughout the year, I was often asked the question, "what is fueling OPENLANE's success?" And while there are countless contributing individuals and factors across our organization, I believe the foundation of our success — is the OPENLANE culture.

When we rebranded to OPENLANE in 2023, we didn't just replace the old brands with a new name and logo. We broke down internal walls and forged something entirely new. One company, one team and one culture unified around a single purpose: "to make wholesale easy so our customers can be more successful."

Everything we do is aimed at increasing the success of our customers, and I believe the output of this culture and our purpose are clearly evidenced in OPENLANE's success in 2025.

Results

Last year, OPENLANE sold nearly 1.5 million vehicles and generated $1.9 billion in total revenue representing 8% growth, $333 million in Adjusted EBITDA* representing 13% growth, and $392 million in cash flow from operations representing 34% growth.

Our Marketplace segment increased gross merchandise value by 6% to $29 billion, and delivered a 15% increase in dealer-to-dealer volumes, a 13% increase in auction and related fees revenue, and a 17% increase in Adjusted EBITDA* to $157 million.

Our Finance segment, AFC, also had a stand-out year, holding loan losses to 1.6%, near the bottom end of our historical range, and generating 11% growth in Adjusted EBITDA* to $176 million.

These results reinforce the strength and scalability of OPENLANE's strategy and digital operating model, and I remain very optimistic about our ability to deliver long-term growth, profitability and shareholder value.



Peter Kelly
CEO, OPENLANE

> These results reinforce the strength and scalability of OPENLANE's strategy and digital operating model

Looking Ahead

OPENLANE enters 2026 from a position of financial strength and accelerating momentum.

In our commercial business, our market leading position will benefit from growth in off-lease returns, a decline in consumer lease-equity, and a secular trend towards selling digitally. We are also highly focused on the 15,000 franchise dealers enrolled in our commercial private label programs and activating them into the broader OPENLANE marketplace.

In dealer-to-dealer, our growth is outpacing the industry, we are taking market share, and third-party research suggests we are the most preferred digital marketplace. We will continue to lean into our go-to-market efforts, and our value proposition in terms of speed, ease and better outcomes remains highly compelling.

We are also advancing a deep pipeline of innovation, injecting AI into key areas such as vehicle recommendations, predictive pricing, and inventory management, and we are empowering our customers with more technology, data and insights than ever before.

In our Finance segment, AFC remains a category leader. We expect solid performance in 2026, as we focus on responsible growth, risk management and cross-pollinating our independent dealer-base with the OPENLANE marketplace.

> **We will continue to lean into our go-to-market efforts, and our value proposition in terms of speed, ease and better outcomes remains highly compelling.**

Closing

I'd like to close by referencing OPENLANE's vision, "to build the world's greatest digital marketplaces for used vehicles." This vision is aspirational, but I raise it to be clear that despite our recent success, we are never satisfied with the current state, and we see significant opportunities ahead.

I believe OPENLANE has a winning culture, a focused strategy and the right team to execute our plan for growth. And that makes me optimistic and excited about the future of OPENLANE.

Thank you for your continued investment, interest and support of OPENLANE.



Peter Kelly
CEO, OPENLANE

---

* Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most comparable GAAP measure, income (loss) from continuing operations, in our Annual Reports on Form 10-K for the years ended December 31, 2024 and 2025 in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations— EBITDA and Adjusted EBITDA."

Board of Directors


Mark Howell


Randy Altschuler


Carmel Galvin


Stefan Jacoby


Peter Kelly


Michael Kestner


Roy Mackenzie


Mary Ellen Smith

Executive Officers

Peter Kelly
CEO

Chuck Coleman
EVP, Chief Legal
Officer & Secretary

James Coyle
EVP & President,
Marketplace

Brad Herring
EVP & Chief
Financial Officer

Will Mitchell
President,
Automotive Finance
Corporation

J. Marty Nowlin
EVP, Human
Resources

Tobin Richer
EVP, Marketing &
Communications

OPENLANE

OPENLANE, INC.

Notice of Annual Meeting and Proxy Statement

Annual Meeting of Stockholders
June 5, 2026





April 24, 2026

Dear Fellow Stockholder:

Thank you for your continued investment in and support of OPENLANE, Inc. ("OPENLANE" or the "Company"). You are cordially invited to attend OPENLANE's 2026 annual meeting of stockholders, which will be hosted virtually. You will be able to attend the 2026 annual meeting online, vote your shares electronically and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/OPLN2026.

As an OPENLANE stockholder, your vote is important. The matters to be acted upon are described in the notice of annual meeting of stockholders and the proxy statement. Even if you are planning to attend the virtual meeting, you are strongly encouraged to vote your shares in advance through one of the methods described in the proxy statement.

By leaning into our digital strategy and focusing on delivering the best marketplace, best technology and best customer experience, we made significant progress in 2025 advancing our purpose to make wholesale easy so our customers can be more successful. Notably, we are proud to have facilitated 1.5 million vehicle transactions with a gross merchandise value of $29 billion and increased our revenue 8% to $1.9 billion while making meaningful progress growing our dealer volumes and positioning OPENLANE for long-term success.

Thank you again for your continued support of OPENLANE, our Board of Directors, our employees and our future.

Sincerely,

J. Mark Howell

Chair of the Board

Peter Kelly

Chief Executive Officer

This proxy statement is dated April 24, 2026 and is first being distributed to stockholders on or about April 24, 2026.



Notice of Annual Meeting of Stockholders

Items of Business

The holders of shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), voting as a separate class, are being asked to vote on:

 **1** **Proposal:** To elect the director nominee designated by Ignition Parent LP ("Apax Investor") to the Board of Directors.

The holders of shares of common stock and shares of Series A Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items:

 **2** **Proposal:** To elect each of the other eight director nominees to the Board of Directors.

 **3** **Proposal:** To approve, on an advisory basis, executive compensation.

 **4** **Proposal:** To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2026.

To transact any other business as may properly come before the meeting and any adjournments or postponements thereof.

Record Date

You are entitled to vote at the 2026 annual meeting and at any adjournments or postponements thereof if you were a stockholder of record at the close of business on April 7, 2026. A list of stockholders entitled to vote at the 2026 annual meeting will be available for examination during ordinary business hours for 10 days prior to the meeting at the address listed below, and the list will also be available online during the meeting.

Voting By Proxy

Whether or not you plan to virtually attend the 2026 annual meeting, please vote at your earliest convenience by following the instructions in the Notice of Internet Availability of Proxy Materials or the proxy card you received in the mail so that your shares can be voted at the 2026 annual meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on your enclosed proxy card.



Charles S. Coleman
EVP, Chief Legal Officer and Secretary
April 24, 2026 | 11299 N Illinois Street, Suite 500 | Carmel, IN 46032

Meeting Information



Date and Time
9:00 a.m. EDT
June 5, 2026



Location
Online at
www.virtualshareholder
meeting.com/OPLN2026



Admission
To attend the 2026 annual meeting, visit
www.virtualshareholder
meeting.com/OPLN2026. You will need the 16 digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.

Proxy Statement



TABLE OF CONTENTS

Forward-Looking Statements

This proxy statement contains information that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and which are subject to certain risks, trends and uncertainties. In particular, statements made that are not historical facts may be forward-looking statements. Words, such as "should," "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. Such statements are based on management's current expectations, assumptions and/or beliefs, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" in our annual and quarterly periodic reports filed with the Securities and Exchange Commission (the "SEC"). The Company does not undertake any obligation to update any forward-looking statements.

Notice of Internet Availability of Proxy Materials for the Annual Meeting

The proxy statement for the 2026 annual meeting and the annual report to stockholders for the fiscal year ended December 31, 2025, each of which is being provided to stockholders prior to or concurrently with this notice, are also available to you electronically via the Internet. We encourage you to review all of the important information contained in the proxy materials before voting. To view the proxy statement and annual report to stockholders on the Internet, visit www.proxyvote.com and follow the instructions.



PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement before voting. For more complete information regarding the 2025 performance of OPENLANE, Inc. (the "Company" or "OPENLANE"), please review the Company's 2025 Annual Report on Form 10-K.

OPENLANE 2026 Annual Meeting Information

			
NYSE Symbol	**Time**	**Date**	**Meeting Location**
OPLN	9:00 a.m. EDT	June 5, 2026	Online at www.virtualshareholder meeting.com/OPLN2026

PROPOSAL 1

Election of the director nominee designated by the Apax Investor.

 The Board recommends a vote **"FOR"**.

See page 9 for additional information.

PROPOSAL 2

Election of each of the other eight director nominees.

 The Board recommends a vote **"FOR"**.

See pages 10-13 for additional information.

PROPOSAL 3

Approval, on an advisory basis, of executive compensation.

 The Board recommends a vote **"FOR"**.

See page 25 for additional information.

PROPOSAL 4

Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2026.

 The Board recommends a vote **"FOR"**.

See page 59 for additional information.

Proxy Statement

OPENLANE

Board Nominees

Name	Age	Director Since	Independent	Primary Occupation	Committee Membership*
Roy Mackenzie	54	2020	✓	Partner of Apax Partners, LP	**CC**
Randolph Altschuler	55	2024	✓	Co-founder and Chief Executive Officer of Xometry, Inc.	**AC, CC**
Carmel Galvin	57	2020	✓	Chief People Officer at Klaviyo, Inc.	**CC** (Chair), **NCGC**
J. Mark Howell**	61	2014	✓	Managing Director of Mintaka Ventures, LLC	**AC**
Stefan Jacoby	68	2019	✓	Chairman of Sion Power Corporation	**NCGC** (Chair)
Peter Kelly	57	2021		Chief Executive Officer of OPENLANE	
Michael T. Kestner	72	2013	✓	Automotive Industry and Building Products Consultant	**AC** (Chair), **NCGC**
Mary Ellen Smith	66	2019	✓	Former Corporate Vice President of Worldwide Business Operations at Microsoft Corporation	**AC**, **NCGC**
Kelly Tuminelli	58	—	✓	Former Executive Vice President and Chief Financial Officer at TriNet Group, Inc.	

* **AC**=Audit Committee
 CC=Compensation Committee
 NCGC=Nominating and Corporate Governance Committee

** Chair of the Board

If Ms. Tuminelli is elected by the stockholders, we expect Ms. Tuminelli to join the Audit Committee immediately following the 2026 annual meeting.

BOARD SKILLS & EXPERIENCE



Accounting / Financial Reporting	Capital Markets / Corporate Finance	Technology / Digital Marketplaces	Marketing / Sales	Global Experience	Industry Experience
5	6	6	4	8	4

Other Public Company Board Experience	Public Company Executive Experience	CEO Experience	Risk Management	Strategic Planning & Transformation	Talent Management / Executive Compensation
4	8	3	7	9	3

BOARD COMPOSITION & REFRESHMENT

33%
of our director nominees are women

67%
of our director nominees were born outside the U.S.

56%
of our director nominees are age 58 or under

6 years
average tenure of director nominees

2 new director nominees
added in past 2 years

2025 Business Highlights

For the year ended December 31, 2025, the Company continued to advance its digital strategy to deliver the best marketplace, best technology and best customer experience. Specific highlights for fiscal 2025 included:



Increased total revenue *8%*
to ***$1.9 billion***

(continuing operations)

Grew operating profit *8%*
to ***$196.6 million***

(continuing operations)





Generated ***$391.9 million*** in
cash flow from operating activities
representing ***34% growth***

(continuing operations)

Grew dealer volumes

15%





Grew vehicles sold *2%*
to ***1.47 million*** **vehicles**
with a **gross merchandise value** of
~$29 billion

OPENLANE

Corporate Governance Highlights

We are committed to high standards of ethical and business conduct and strong corporate governance practices. This commitment is highlighted by the practices described below as well as the information contained on our website, corporate.openlane.com, which can be accessed by clicking on "Investors" and then the "Governance" tab.

- **Annual Elections:** Our directors are elected annually for one-year terms.

- **Majority Voting:** We maintain a majority voting standard for uncontested director elections with a policy for directors to tender their resignation if less than a majority of the votes cast are in their favor.

- **Director and Committee Independence:** Eight of our nine director nominees are independent, and all committees of our Board of Directors (the "Board") are comprised entirely of independent directors.

- **Executive Sessions:** Our independent directors meet in executive session at each regularly scheduled Board meeting.

- **Independent Chair:** We have an independent Chair of the Board who presides over the executive sessions of the independent directors and serves as the principal liaison between the independent directors and our CEO.

- **Board Composition:** Our directors bring a wide-ranging and complementary set of skills, experiences, backgrounds and perspectives.

- **Board Refreshment:** Demonstrated commitment to Board refreshment and committee refreshment. The Board's balanced approach to refreshment results in an effective mix of longer-tenured and newer directors.

- **Annual Board and Committee Evaluations:** The Board and its committees each evaluates its performance each year. In 2024, the Board was assisted by an independent third-party advisor. The advisor's findings and recommendations were utilized to support enhancements in 2025.

- **Director Education:** Comprehensive director orientation and ongoing director education and access to management, outside advisors, and third-party programs and training resources.

- **Robust Director Equity Ownership and Retention Requirements:** The stock ownership guideline for our non-employee directors is five times their annual cash retainer. All shares of our common stock granted to non-employee directors must be held for three years after vesting while serving as a director.

- **Robust Executive Equity Ownership Requirements:** The stock ownership guideline is six times annual base salary for our CEO and three times annual base salary for our other executive officers. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

- **Anti-Hedging and Pledging Policies:** Our directors and executive officers are prohibited from hedging or pledging Company stock.

- **Annual Management and CEO Evaluation and Succession Planning Review:** Our Board conducts an annual evaluation and review of our CEO and each executive officer's performance, development and succession plan.

- **Board Strategy and Risk Oversight:** Our Board has deep experience in the area of strategy development and risk oversight.

- **Board ESG Oversight:** The Nominating and Corporate Governance Committee assists the Board in its oversight of environmental, social and governance (ESG) matters.

Executive Compensation Practices

We maintain a compensation program structured to achieve a close connection between executive pay and Company performance. For more information regarding our named executive officer compensation, see "Compensation Discussion and Analysis" and the compensation tables that follow such section.

Executive Compensation Best Practices

WHAT WE DO

✓ **Pay for performance:** Our executive compensation program is heavily tied to performance and is intended to closely align the interests of our named executive officers with the interests of our stockholders.

✓ **Independent Compensation Committee:** All of the members of our Compensation Committee are independent under NYSE rules.

✓ **Independent compensation consultant:** The Compensation Committee retains its own independent compensation consultant to evaluate and review our executive compensation program and practices.

✓ **"Double-trigger" equity vesting:** Accelerated vesting of assumed or replaced equity awards upon a change in control of the Company is only permitted if an executive experiences a qualifying termination of employment in connection with or following such change in control.

✓ **Robust equity ownership requirements:** The stock ownership guideline is six times annual base salary for our CEO and three times annual base salary for our other executive officers. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

✓ **Maximum payout caps:** The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.

✓ **Annual compensation risk assessment:** Each year, we perform an assessment of any risks that could result from our compensation programs and practices.

✓ **Clawback policy:** Our clawback policy provides for the mandatory recovery and cancellation of an executive officer's cash and equity incentive compensation in the event we are required to prepare an accounting restatement.

✓ **Stockholder alignment:** We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

WHAT WE DON'T DO

✗ **Pay dividends on unvested equity awards:** Dividend equivalents and cash are accrued on PRSUs and RSUs, respectively, but are only paid out if, and to the extent that, the underlying PRSUs and RSUs vest.

✗ **Provide excise tax gross-ups:** We do not provide "golden parachute" excise tax gross-ups.

✗ **Provide excessive perquisites:** We provide a limited number of perquisites that are designed to support a competitive total compensation package.

✗ **Allow hedging or pledging of the Company's securities:** We prohibit hedging, pledging and short sales of Company stock by our directors and executive officers.

✗ **Reprice stock options:** Stock option exercise prices are set equal to the grant date market price and cannot be repriced or discounted without stockholder approval.

✗ **Provide pension benefits or supplemental retirement plans:** We do not maintain a defined benefit pension plan or a supplemental retirement plan for our executive officers.

99%
2025 say-on-pay support

OPENLANE

ELECTION OF DIRECTORS



Directors Elected Annually

The Apax Investor has designated, and our Board has nominated, Roy Mackenzie, to stand for election to the Board at the 2026 annual meeting. In addition, our Board has nominated the eight individuals named below to stand for election to the Board at the 2026 annual meeting. The Company's directors are elected each year by our stockholders at the annual meeting (with one member of the Board being elected solely by the holders of Series A Preferred Stock). We do not have a staggered or classified board. Each director's term will last until the 2027 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal. The director nominee designated by the Apax Investor must receive the affirmative vote of a majority of the votes cast by the holders of Series A Preferred Stock (voting as a separate class), and the eight other director nominees must receive the affirmative vote of a majority of the votes cast by the holders of common stock and Series A Preferred Stock, voting together as a single class, in the election of directors at the 2026 annual meeting to be elected (i.e., the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" such nominee).

Director Independence

The Board is responsible for determining the independence of our directors. Under the NYSE listing standards, a director qualifies as independent if the Board affirmatively determines that the director has no material relationship with the Company. While the focus of the inquiry is independence from management, the Board is required to broadly consider all relevant facts and circumstances in making an independence determination. In making independence determinations, the Board complies with NYSE listing standards and considers all relevant facts and circumstances. Based upon its evaluation, our Board has affirmatively determined that the following directors and director nominees meet the standards of "independence" established by the NYSE: Randolph Altschuler, Carmel Galvin, J. Mark Howell, Stefan Jacoby, Michael T. Kestner, Roy Mackenzie, Mary Ellen Smith and Kelly Tuminelli (and, during his directorship, Sanjeev Mehra). Peter J. Kelly, our Chief Executive Officer, is not an independent director.

Board Nominations and Director Nomination Process

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between the annual meetings of stockholders. The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. When formulating its Board membership recommendations, the Nominating and Corporate Governance Committee may also consider advice and recommendations from others, including third-party search firms, current Board members, management, stockholders and other persons, as it deems appropriate. The Nominating and Corporate Governance Committee has retained a third-party search firm to assist with identifying, screening and evaluating potential candidates.

The Nominating and Corporate Governance Committee uses a variety of methods to identify and evaluate potential candidates. Consideration of candidates typically involves a series of internal discussions, review of candidate information, and interviews with selected candidates. The Nominating and Corporate Governance Committee will consider the candidate against the criteria it has adopted, as further discussed below, in the context of the Board's then-current composition and the needs of the Board and its committees, and will ultimately recommend qualified candidates for election to the Board. Though the Nominating and Corporate Governance Committee does not have a formal policy regarding consideration of director candidates recommended by stockholders, the Nominating and Corporate Governance Committee generally evaluates such candidates in the same manner by which it evaluates director candidates recommended by other sources. With respect to the director to be elected by the holders of shares of Series A Preferred Stock, such nominee is required to have been designated by the Apax Investor pursuant to the Apax Investment Agreement.



As detailed in both the Nominating and Corporate Governance Committee Charter and the Corporate Governance Guidelines, director candidates are selected based upon various criteria, including experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. Director candidates are considered in light of the needs of the Board with due consideration given to the foregoing criteria. Board members are expected to prepare for, attend and participate in all Board and applicable committee meetings and the Company's annual meetings of stockholders.

In addition, a stockholder may nominate candidates for election as a director, provided that the nominating stockholder follows the procedures set forth in Article II, Section 5 of the Company's Second Amended and Restated By-Laws for nominations by stockholders of persons to serve as directors, including the requirements of timely notice and certain information to be included in such notice. Deadlines for stockholder nominations for next year's annual meeting are included in the "Requirements, Including Deadlines, for Submission of Proxy Proposals" section on page 64.

Pursuant to our employment agreement with Peter J. Kelly, our Chief Executive Officer, Mr. Kelly is nominated to serve as a member of the Board during his period of employment under such agreement.

Board Qualifications

The Nominating and Corporate Governance Committee and the Board believe that variety along multiple dimensions, including skills, perspectives, personal and professional experiences, and other differentiating characteristics, is an important element of its nomination recommendations. The Nominating and Corporate Governance Committee has not identified any specific minimum qualifications which must be met for a person to be considered as a candidate for director. However, Board candidates are selected based upon various criteria including experience, skills, expertise, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. Although the Board does not have a formal diversity policy, the Nominating and Corporate Governance Committee and Board may review these factors, including a wide range of skills, experiences and other attributes the Nominating and Corporate Governance Committee and Board believe would positively contribute to our Board, in considering candidates for Board membership.



Optimal Mix of Skills and Experience of Director Nominees

Our nine director nominees bring a wide variety of backgrounds and experiences, collaboratively contributing significant skills and experiences in areas most relevant to overseeing the Company's business and strategy. Skills and experience of our director nominees include, but are not limited to:

Accounting/Financial Reporting. Experience in accounting or financial reporting, including an understanding of internal controls, accounting policies relating to financial statement preparation and applicable regulatory requirements; experience in overseeing such reporting and controls.	**5 / 9**
Capital Markets/Corporate Finance. Experience in investment banking, investor relations, financing or investing activities; financial management and capital allocation oversight experience.	**6 / 9**
Technology/Digital Marketplaces. Experience in digital technology-related fields, resulting in knowledge of how to anticipate technological trends, general disruptive innovation (including AI), cybersecurity and IT risks; experience in digital platforms, solutions or marketing.	**6 / 9**
Marketing/Sales. Experience in managing sales and marketing activities; experience developing and managing strategic efforts to gain market share in new or existing markets.	**4 / 9**
Global Experience. Experience managing or operating businesses in international markets, including diverse business environments, economic conditions, cultures and regulatory frameworks.	**8 / 9**
Industry Experience. Experience in the automotive and/or remarketing industry.	**4 / 9**
Other Public Company Board Experience. Experience serving on another public company board.	**4 / 9**
Public Company Executive Experience. Experience in a senior executive leadership position at a public company.	**8 / 9**
CEO Experience. Experience as chief executive officer or similar business leader at a public company or large/middle-market private company.	**3 / 9**
Risk Management. Experience in the management of enterprise-level risks; understanding of risk management functions, including risk identification/classification, crisis management and similar functions.	**7 / 9**
Strategic Planning & Transformation. Experience leading organizations through significant strategic transactions or business transformations; experience in identifying strategic opportunities and/or developing emerging products, technologies, and business models.	**9 / 9**
Talent Management/Executive Compensation. Experience in executive development, performance, and compensation, including designing and implementing incentive plans for public companies; experience with HR processes and strategies and efforts to attract, motivate, and retain key talent.	**3 / 9**

Information Regarding the Nominees for Election to the Board

The following information is furnished with respect to each nominee for election as a director. All of the nominees were elected by the stockholders at last year's annual meeting, except for Kelly Tuminelli. Ms. Tuminelli was initially identified and recommended to the Nominating and Corporate Governance Committee as a potential nominee by a third-party search firm. Ms. Tuminelli was subsequently recommended by the Nominating and Corporate Governance Committee to the Board for election as a director and the Board has nominated Ms. Tuminelli to stand for election as a director at the 2026 annual meeting.

For so long as the Apax Investor meets certain beneficial ownership conditions as detailed in the Apax Investment Agreement, the Apax Investor has the right to designate one director to the Board. The Apax Investor has designated Roy Mackenzie for election in 2026 for a term expiring at the 2027 annual meeting. Consistent with the Apax Investment Agreement, our Board now nominates, and recommends, Mr. Mackenzie for election in 2026 for a term expiring at the 2027 annual meeting. The appointment of the Apax Investor designee will be voted on by the holders of Series A Preferred Stock at each annual meeting until the Apax Investor ceases to meet certain beneficial ownership conditions as detailed in the Apax Investment Agreement.

Each of the nominees has consented to being named in this proxy statement and to serve as a director if elected. If Roy Mackenzie shall not be available for election as a director at the 2026 annual meeting, it is intended that shares represented by the accompanying proxy will be voted for the election of a substitute nominee designated by the Apax Investor. If any of the other eight nominees is unavailable to stand for election as a director, your proxy holders will have the authority and discretion to vote for another nominee proposed by the Board or the Board may reduce the number of directors to be elected at the 2026 annual meeting. The ages of the nominees are as of the date of the 2026 annual meeting, June 5, 2026.



Nominee for Election as Director to Be Elected by Holders of Series A Preferred Stock

Roy Mackenzie



Independent Director
since June 2020
Age: 54

Current Board Committees:
Compensation Committee

Career Highlights

- Partner at Apax Partners, LP ("Apax"), a private equity advisory firm, since January 2003, and also serves on the Investment Committees for the Apax Buyout Funds and Apax Global Alpha.
- Director of Azentio Software Private Limited, Trade Me Ltd, and Zellis Group, each in connection with investments by funds advised by Apax.
- Previously served as a director of several companies in connection with investments by funds advised by Apax, including Duck Creek Technologies, Inc., Sophos Group plc, King Digital Entertainment plc, Exact Software NV, Epicor Software, Inc., Vyaire Medical, Inc. and NXP Semiconductors NV.
- Holds an MBA from Stanford Graduate School of Business and a M.Eng in Electrical Engineering from Imperial College, London.

Other Public and Registered Investment Company Directorships: Partner at Apax; Duck Creek Technologies, Inc. (until March 2023)

Skills and Qualifications

- ✓ Extensive experience working closely with management teams to build successful technology companies.
- ✓ Substantial experience in evaluating companies' strategies, operations and financial performance, which provides important perspectives and insights.
- ✓ Deep technology expertise.
- ✓ Current and prior public board service brings valuable skills and perspectives to our Board.

Mr. Mackenzie is a director who was designated by the Apax Investor under the terms of the Apax Investment Agreement. Only the holders of Series A Preferred Stock may vote on the election of Mr. Mackenzie as a director at the 2026 annual meeting.

 **The Board of Directors recommends a vote FOR the election of the foregoing nominee to the Board of Directors.**

Proxies solicited by the Board of Directors will be voted "FOR" the election of the director nominee named in this proxy statement and on the proxy card unless stockholders specify a contrary vote.



Nominees for Election as Directors to Be Elected by Holders of Common Stock and Series A Preferred Stock, Voting Together as a Single Class

Randolph Altschuler



Independent Director
since June 2024
Age: 55

Current Board Committees:
Audit Committee and
Compensation Committee

Career Highlights

- Co-founder and Chief Executive Officer of Xometry, Inc. (NASDAQ: XMTR), a global AI-powered marketplace provider for the manufacturing industry, since May 2013.
- Co-founder and Executive Chairman of CloudBlue Technologies, Inc., a provider of recycling services for electronic equipment, from January 2008 to September 2013.
- Co-founder and Co-Chief Executive Officer of OfficeTiger, Inc., a global business process outsourcing company, from 2000 to 2007.
- Graduate of Princeton University (BA) and Harvard Business School (MBA). Awarded a Fulbright Scholarship and studied at the University of Vienna in Austria.

Other Public Company Directorships: Xometry, Inc.

Skills and Qualifications

✓ More than 20 years of experience leveraging technology, digital marketplaces and artificial intelligence (AI) to transform companies and industries. Extensive expertise developing digital marketplaces and applying AI to disrupt industries provides valuable perspective and insight as the Company continues executing its digital transformation.

✓ Extensive financial, operational, strategic leadership, innovation and high-growth experience with digital companies, along with global company leadership experience.

✓ Significant experience as a co-founder, executive and director of marketplace and technology companies, as well as serving as a CEO and member of the board of directors at a multinational public company.

✓ Deep understanding of emerging technology and digital transformation.

Carmel Galvin



Independent Director
since February 2020
Age: 57

Current Board Committees:
Compensation Committee (Chair) and Nominating and Corporate Governance Committee

Career Highlights

- Chief People Officer of Klaviyo, Inc. (NYSE: KVYO), a marketing automation platform technology company, since April 2024.
- Chief People Officer at Stripe, Inc., a payment software services and solutions company from January 2021 to January 2024.
- Chief Human Resources Officer ("CHRO") and Senior Vice President, People and Places, at Autodesk, Inc., a multinational software corporation, from March 2018 to January 2021.
- CHRO and Senior Vice President at Glassdoor, Inc., a job listing platform, from April 2016 to February 2018.
- CHRO and Senior Vice President at Advent Software, Inc., an investment management software company, from October 2014 to April 2016.
- Vice President of Talent & Culture Development for Deloitte New-venture Accelerator (DNA), from May 2013 to October 2014.
- Provided human resources consulting services from January 2011 to April 2013 at Front Arch, Inc. and from September 2009 to December 2011 at Corporate Leadership Council (CLC), Corporate Executive Board.
- Managing Director, Global Head of Human Resources at Moody's Analytics (formerly Moody's KMV) from November 2004 to March 2008 and Vice President, Global Head of Human Resources at Barra, Inc. from September 1995 to June 2002.
- Graduate of Trinity College Dublin (BA) and University College Dublin (MBS).

Skills and Qualifications

✓ More than 30 years of talent and culture leadership experience with global organizations in the technology and online sectors.

✓ Extensive experience in helping transform global companies, including leading diversity and inclusion, employee engagement and culture management efforts at companies with varied locations, languages and cultures.

✓ Significant experience with executive compensation programs and practices, including working directly with boards and compensation committees on compensation, talent and succession planning initiatives.

✓ Provides diverse international perspective.

J. Mark Howell



Independent Director
since December 2014
Chair of the Board
since June 2025
Age: 61

Current Board Committees:
Audit Committee

Career Highlights

- Managing Director of Mintaka Ventures, LLC, a firm focused on private investments, since August 2021.

- President and Chief Executive Officer of Conexus Indiana, Indiana's advanced manufacturing and logistics initiative sponsored by Central Indiana Corporate Partnership, Inc., from January 2018 to August 2021.

- Chief Operating Officer of Angie's List, Inc., a national local services consumer review service and marketplace, from March 2013 to September 2017. Angie's List, Inc. was acquired in 2017 and merged into ANGI Homeservices Inc.

- President, Ingram Micro North America Mobility of Ingram Micro Inc., a technology distribution company, from 2012 to 2013.

- President, BrightPoint Americas of BrightPoint, Inc., a distributor of mobile devices for phone companies, including Chief Operating Officer, Executive Vice President and Chief Financial Officer, from 1994 to 2012. BrightPoint, Inc. was sold to Ingram Micro Inc. in 2012.

- Vice President and Corporate Controller of ADESA from August 1992 to July 1994, now a wholly owned subsidiary of the Company.

- Audit Staff and Senior Staff at Ernst & Young LLP.

- Graduate of the University of Notre Dame (BBA in Accounting).

Skills and Qualifications

✓ Extensive senior leadership experience at internet based and technology driven companies provides valuable insight as the Company continues to advance its digital transformation.

✓ Significant executive leadership experience in the public company sector.

✓ Provides unique, in depth knowledge of the Company and its industry as a former employee of ADESA.

✓ Substantial financial experience. Certified Public Accountant with experience in public accounting and public companies.

✓ *Cybersecurity Certification:* Mr. Howell earned a CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors and the Software Engineering Institute of Carnegie Mellon University.

Stefan Jacoby



Independent Director
since June 2019
Age: 68

Current Board Committees:
Nominating and Corporate Governance Committee (Chair)

Career Highlights

- Consultant in the automotive industry since January 2018, including serving as Chairman of the Board of Sion Power Corporation since May 2023 and as Non-Executive Director of McLaren Group from September 2021 to September 2024.

- Executive Vice President of General Motors Company, a multinational company that designs, manufactures and markets vehicles worldwide, and President of GM International Operations, from August 2013 to January 2018.

- Chief Executive Officer and President of Volvo Car Corporation, a multinational vehicle manufacturer and marketer, from August 2010 to October 2012.

- Served in several capacities at Volkswagen AG, a multinational automotive manufacturing company, between 2004 and 2010, most recently serving as Chief Executive Officer and President of Volkswagen Group of America from 2007 to 2010 and as Executive Vice President of Group Marketing and Sales at Volkswagen AG from 2004 to 2007.

- Chief Executive Officer and President of Mitsubishi Motors Europe, the European headquarters of automotive manufacturer Mitsubishi Motors, from 2001 to 2004.

- Served in a variety of finance and leadership roles at Volkswagen AG from 1985 to 2001.

- Graduate of the University of Cologne, Germany.

Other Public Company Directorships: Innoviz Technologies Ltd.

Skills and Qualifications

✓ More than 30 years of broad international experience in the automotive industry, including senior management positions with global automakers in Germany, Japan, the Netherlands, Sweden, Singapore and the United States.

✓ Deep insights and understanding of the macro trends and technologies rapidly transforming the automotive industry, including mobility as a service and autonomous vehicles.

✓ Extensive knowledge of customer experience and retail structures. Expansive experience in finance, sales and marketing has given him a deep understanding of the impact of both areas on profitability and successful market growth.

✓ Strong leadership skills in managing and motivating people for establishing momentum for growth and change, building high performance teams in transformative periods and recruiting and retaining senior management.

OPENLANE

Peter Kelly



Director
since April 2021
Age: 57
Chief Executive Officer

Career Highlights

- Chief Executive Officer of the Company since April 2021.

- President of the Company from January 2019 to March 2021.

- President of Digital Services of the Company from December 2014 to January 2019 and Chief Technology Officer of the Company from June 2013 to January 2019.

- President and Chief Executive Officer of OPENLANE US, Inc. ("OPENLANE US"), a subsidiary of the Company, from February 2011 to June 2013.

- President and Chief Financial Officer of OPENLANE US from February 2010 to February 2011.

- Co-founded OPENLANE US in 1999, and served in a number of executive roles at OPENLANE US from 1999 to 2010.

- Prior to his work with OPENLANE US, managed engineering, construction and procurement projects for Taylor Woodrow, a U.K.-based construction and development firm, from 1989 to 1997.

- Graduate of the University College Dublin (Engineering) and Stanford University (MBA).

Skills and Qualifications

- ✓ More than 25 years of experience in the Company's industry, with unique insights gained as a co founder and executive of a digital auction start up and subsequently as a senior executive of the Company, leading our digital services and technology teams and offerings.

- ✓ As former President and now Chief Executive Officer, Mr. Kelly has a thorough and in depth understanding of the Company's business and industry, including its employees, business units, customers and digital opportunities, which provides an additional perspective to the Board. Mr. Kelly's entrepreneurial mindset provides further unique perspective.

- ✓ Deep insights into the businesses and technologies rapidly transforming the Company's business and industry.

- ✓ Strong leadership skills and technology expertise.

Michael T. Kestner



Independent Director
since December 2013
Age: 72

Current Board Committees:
Audit Committee (Chair) and Nominating and Corporate Governance Committee

Career Highlights

- Consultant in the building products and automotive industry since December 2015.

- Chief Financial Officer of Building Materials Holding Corporation, a building products company, from August 2013 to December 2015.

- Partner in FocusCFO, LLC, a consulting firm providing part time CFO services, from April 2012 to August 2013.

- Executive Vice President, Chief Financial Officer and a director of Hilite International, Inc., an automotive supplier of powertrain parts, from October 1998 to July 2011.

- Chief Financial Officer of Sinter Metals, Inc., a supplier of powder metal precision components, from 1995 to 1998.

- Served in various capacities at Banc One Capital Partners, Wolfensohn Ventures LP and as a senior audit manager at KPMG LLP.

- Graduated from Southeast Missouri State University.

Skills and Qualifications

- ✓ Extensive business, management, and operational experience as a senior leader in the automotive industry both domestically and internationally provides him with valuable leadership skills and additional insight into business, financial and strategic matters that are important to the Company.

- ✓ Brings valuable experience and perspective from serving over 20 years as a CFO of public and private companies, including in the areas of accounting and financial reporting, internal controls and procedures, compliance, risk management, investor relations, capital markets, strategic cost initiatives, complex financial transactions, and mergers, acquisitions and divestitures.

- ✓ Extensive experience in financial analysis and financial statement preparation.

- ✓ Certified Public Accountant with experience in public accounting and public companies.

Mary Ellen Smith



Independent Director
since October 2019
Age: 66

Current Board Committees:
Audit Committee and Nominating and Corporate Governance Committee

Career Highlights

- Corporate Vice President of Worldwide Business Operations of Microsoft Corporation ("Microsoft"), a technology company, from 2013 to January 2024.
- Vice President of Worldwide Commercial Operations of Microsoft from 2011 to 2013, General Manager of Commercial Operations of Microsoft from 2010 to 2011, and President and General Manager of Microsoft Licensing, GP from 2006 to 2010.
- Served in several roles at Hewlett Packard Company from 1996 to 2006, including Vice President of Volume Direct and Supply Chain Operations from 2004 to 2006, and Vice President of Worldwide Customer Operations from 2002 to 2004.
- Stanford University: Fellow, Distinguished Careers Institute (2024-2025); Adjunct Lecturer (2025 -2026); Certificates earned: Director's Consortium and Executive MBA Program. Graduate of Bowling Green State University (BSBA) and Wright State University (MBA).

Skills and Qualifications

- ✓ Over 30 years of experience in the technology industry, focusing on global operations strategy, business transformation, change management, manufacturing, supply chain and logistics.
- ✓ Expertise in digital business transformation and generative AI, transforming business processes from physical to digital supply chain operations, driving highly impactful business model and cost improvements.
- ✓ Knowledge in leading go-to-market growth and expansion, building operating performance models for new businesses in emerging and global markets.
- ✓ Proven leader in managing high performance teams, championing diversity and inclusion across all dimensions.
- ✓ *Risk and Cybersecurity Certifications:* Ms. Smith earned a Qualified Risk Director designation and a Certificate in Cyber Risk Governance from the DCRO Institute.

Kelly Tuminelli



Independent Director Nominee
Age: 58

Career Highlights

- Executive Vice President and Chief Financial Officer of TriNet Group, Inc. ("TriNet"), a technology-enabled HR solutions provider, from October 2020 to November 2025.
- Executive Vice President and Chief Financial Officer of Genworth Financial, Inc. ("Genworth") from October 2015 to August 2020. Served in various finance roles at Genworth and its predecessor companies, including GE Financial Assurance, since 1996, including SVP, Financial Reporting & Operations and Chief Accounting Officer from 2012 to 2015, SVP, Investment Portfolio Management from 2010 to 2012, and SVP and Chief Financial Officer, Retirement & Protection Division from 2008 to 2010.
- Served as an audit manager at PwC.
- Graduate of the University of Washington (B.A. in Business Administration). Completed The Executive Program (TEP) at the University of Virginia Darden School of Business. Certified Public Accountant and a Chartered Global Management Accountant.

Other Public Company Directorships: TaskUs, Inc.

Skills and Qualifications

- ✓ Extensive finance and accounting expertise, including serving as CFO and principal accounting officer of two publicly traded companies.
- ✓ Significant public company executive leadership experience, including over 20 years as a financial executive of financial services and technology companies.
- ✓ Extensive financial management, investor relations, capital markets, M&A, digital technologies (including AI), and risk management experience provides valuable perspective and insight as the Company executes its progressive digital strategy.
- ✓ Other board service, including currently serving as audit committee chair of a publicly traded AI-powered digital solutions company, and as an independent director for a privately held global insurance company, brings valuable skills and perspectives to our Board.

✓ **The Board of Directors recommends a vote FOR the election of each of the foregoing eight nominees to the Board of Directors.**

Proxies solicited by the Board of Directors will be voted "FOR" the election of each of the eight director nominees named in this proxy statement and on the proxy card unless stockholders specify a contrary vote.


OPENLANE

BOARD STRUCTURE AND CORPORATE GOVERNANCE

Role of the Board

The Board oversees the Company's CEO and other members of senior management in the competent and ethical operation of the Company and assures that the long-term interests of the stockholders are being served. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Company's Corporate Governance Guidelines are available on our website, corporate.openlane.com, by clicking on "Investors" and then the "Governance" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the SEC.

Board Leadership

The Company's Corporate Governance Guidelines provide that the Board shall be free to choose its Chair in any way it deems best for the Company at any given point in time. If the Chair is not an independent director, the independent directors are to annually appoint a Lead Independent Director. The Board believes that it should have the flexibility to make these determinations from time to time in the way that it believes best to provide appropriate leadership for the Company under then-existing circumstances.

Our Board believes that having an independent Chair provides the most appropriate leadership structure for the Company at this time. The current Chair of the Board is J. Mark Howell, who began serving in such position in June 2025. Mr. Howell has a wealth of leadership experience and deep understanding of the Company and the Board from serving as a member of the Board since December 2014.

Given the Chair is an independent director, the Board does not currently have a Lead Independent Director. The duties of the Chair are substantially similar to those of the Lead Independent Director. The Board has adopted a Lead Independent Director Charter, which sets forth a clear mandate with significant authority and responsibilities for the Lead Independent Director or independent Chair, as applicable, including:

Board Meetings and Executive Sessions	• Has the authority to call meetings of the independent directors, and calls and develops the agenda for executive sessions of the independent directors. • Presides at all meetings of the Board at which the Chair of the Board is not present (if not the same person), including executive sessions of the independent directors.

Meeting Agendas, Schedules and Materials	• Reviews, in consultation with the Chair (if not the same person) and the CEO:
	  • agendas for Board meetings;
	  • meeting schedules to assure there is sufficient time for discussion of all agenda items; and
	  • information sent to the Board, including the quality, quantity, appropriateness and timeliness of such information.

Board/Director Communications	• Serves as principal liaison on Board-wide issues among the independent directors and the Chair (if not the same person) and the CEO and facilitates communication generally among directors.
Stockholder Communications	• If requested by stockholders, ensures that he or she is available, when appropriate, for consultation and direct communication.
Chair and CEO Performance Evaluations	• Together with the Compensation Committee, conducts an annual evaluation of the Chair (if not the same person) and the CEO, including an annual evaluation of his or her respective interactions with the independent directors.
Outside Advisors and Consultants	• Recommends to the independent directors the retention of advisors and consultants who report directly to the Board, and, upon approval by the independent directors, retains such advisors and consultants.

Executive Sessions

The independent directors of the Company meet in executive session at every regularly scheduled Board meeting. The Company's Corporate Governance Guidelines state that the Chair of the Board (if an independent director) or the Lead Independent Director (if the Chair of the Board is not an independent director) shall preside at such executive sessions, or in such director's absence, another independent director designated by the Chair of the Board or the Lead Independent Director, as applicable. Currently, Mr. Howell, our independent Chair of the Board, presides at the executive sessions of our independent directors.

Board Meetings and Attendance

The Board held five meetings during 2025. All of the incumbent directors attended at least 75% of the meetings of the Board and Board committees on which they served during 2025. As stated in our Corporate Governance Guidelines, each director is expected to attend all annual meetings of stockholders. All of our then serving directors attended last year's annual meeting of stockholders.

Board Committees

In 2025, the Board maintained three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of our committees operates pursuant to a written charter. Copies of the committee charters are available on our website, corporate.openlane.com, by clicking on "Investors" and then the "Governance" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the SEC. The following table sets forth the current membership of each committee:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Randolph Altschuler	◉	◉	
Carmel Galvin		◉ (Chair)	◉
J. Mark Howell[1]	◉		
Stefan Jacoby			◉ (Chair)
Peter Kelly[2]			
Michael T. Kestner	◉ (Chair)		◉
Roy Mackenzie		◉	
Mary Ellen Smith	◉		◉

(1)   Mr. Howell serves as Chair of the Board.

(2)   Mr. Kelly is our CEO.

A description of each Board committee is set forth below.

Audit Committee

8 meetings held in 2025

Independence and financial literacy: Each member of the Audit Committee is "financially literate" under the NYSE rules, and each of Messrs. Howell and Kestner has been designated as an "audit committee financial expert" as defined by the SEC. In addition, the Board has determined that each member of the Audit Committee meets the standards of "independence" established by the NYSE and is "independent" under the independence standards for audit committee members adopted by the SEC.

Primary Responsibilities: Our Audit Committee assists the Board in its oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence and the performance of our independent registered public accounting firm. The Audit Committee (i) reviews the audit plans and findings of our independent registered public accounting firm and our internal audit team and tracks management's corrective action plans where necessary; (ii) reviews our financial statements, including any significant financial items and changes in accounting policies or practices, with our senior management and independent registered public accounting firm; (iii) reviews our financial risk and control procedures, compliance programs (including our Code of Business Conduct and Ethics) and significant tax, legal and regulatory matters; (iv) reviews and approves related person transactions; and (v) has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm. The Audit Committee meets with the Company's Chief Financial Officer, the Company's head of Internal Audit and representatives of KPMG in separate executive sessions on a quarterly basis. The Audit Committee also assists the Board in its oversight of the Company's policies, process, and structure related to risk assessment and risk management. The Audit Committee also provides oversight for matters relating to cybersecurity and other risks related to information technology systems and procedures and emerging technologies (including AI). The Company's Chief Information Security Officer reports to the Audit Committee quarterly on information security matters, including, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's cybersecurity program and the emerging threat landscape.

Compensation Committee

5 meetings held in 2025

Independence: Each member of the Compensation Committee is independent under the NYSE rules (including the enhanced independence requirements for compensation committee members).

Primary Responsibilities: The Compensation Committee reviews and recommends policies relating to the compensation and benefits of our executive officers and employees. The Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of our CEO and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and approves the compensation of these officers based on such evaluations. The Compensation Committee also administers the issuance of equity and other awards under our equity plans.

Nominating and Corporate Governance Committee

4 meetings held in 2025

Independence: Each member of the Nominating and Corporate Governance Committee is independent under the NYSE rules.

Primary Responsibilities: The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the Board. The Nominating and Corporate Governance Committee also reviews non-employee director compensation on an annual basis and makes recommendations to the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our Corporate Governance Guidelines and reporting and making recommendations to the Board concerning governance matters. The Nominating and Corporate Governance Committee also assists the Board in the general oversight of the Company's ESG strategy. As required by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee oversees an annual evaluation process of the Board and each committee of the Board, as discussed in more detail under "Board and Committee Evaluation Process" below.



Board and Committee Evaluation Process

The Board conducts an annual self-evaluation to assess whether the Board, its committees, and each member of the Board are working effectively, and to provide an opportunity to reflect upon and improve processes and effectiveness. The Nominating and Corporate Governance Committee oversees the annual evaluation process of the Board and each of its committees, and the independent Chair of the Board leads the evaluation interviews and feedback sessions.

The evaluation process includes a self-evaluation by the Board, a self-evaluation by each committee of the Board, and a peer evaluation by each director of each other Board member. The independent Chair of the Board also conducts a personal interview with each Board member to gather in depth perspectives and candid insight about Board, committee and individual director effectiveness and suggestions for improvement. Once the evaluation process is complete, the independent Chair of the Board reports to the full Board the results, including any recommendations, which are discussed by the full Board and each committee, as applicable, and changes in practices or procedures are considered and implemented as appropriate.


Evaluation Process Review
Committee Self Evaluations Conducted
Board Self Evaluation Conducted
Director Peer Evaluations Conducted
Chair 1:1 Director Interviews
Review and Discuss Results
Act on Results

The Nominating and Corporate Governance Committee, in conjunction with the independent Chair of the Board and with the support of the Secretary, reviews the format of the evaluation process each year to ensure that actionable feedback is solicited on the operation and effectiveness of the Board, the Board committees and each Board member. The Nominating and Corporate Governance Committee also utilizes the results of this evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

Our multi-step evaluation process generates robust comments and discussion at all levels of the Board, including with respect to Board composition and processes. These evaluation results have led to changes designed to increase Board effectiveness and efficiency. For example, over the past few years, enhancements have been made regarding the structure of the Board and its committees, Board succession planning, meeting materials and discussion topics, and ensuring Board agendas provide ample time for discussion of strategic matters.

Consistent with corporate governance best practices, the Board periodically engages an independent third-party advisor experienced in corporate governance matters to facilitate, and bring an outside perspective to, the Board's annual self-evaluation process. The Board most recently engaged such an advisor in 2024, and the advisor's findings and recommendations were utilized to further enhance Board effectiveness and efficiency in 2025.

Board's Risk Oversight

Management is responsible for assessing and managing risk at the Company, including communicating the most material risks to the Board and its committees. The Board has primary responsibility for risk oversight, with a focus on the most significant risks facing the Company. Oversight of the Company's risks is carried out by the Board as a whole and by each of its committees.

The Board's leadership structure, through its committees, supports its role in risk oversight. In general, the committees oversee the following risks:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Maintains initial oversight over risks related to (i) the integrity of the Company's financial statements; (ii) internal control over financial reporting and disclosure controls and procedures (including the performance of the Company's internal audit function); (iii) the performance of the independent registered public accounting firm; and (iv) ethics and related issues arising from the Company's whistleblower hotline. Provides oversight of the Company's enterprise risk management framework, along with matters related to cybersecurity, information technology systems and emerging technologies. (including AI).	Maintains initial oversight over risks related to the Company's compensation programs and practices, along with matters related to senior management succession planning.	Maintains initial oversight over risks related to corporate governance and the effectiveness of the Board, notably director succession, composition of the Board and the principal policies that guide the Company's governance.

The Board maintains oversight over such risks through the receipt of reports from the committee chairs at each regularly scheduled Board meeting, which may include a discussion of risks initially overseen by the committees for input from the Board. Throughout the year, the Board and the committees to which it has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.

As part of the risk management process, risk assessments are conducted by management to identify and prioritize the most significant enterprise risks to the Company. These risk assessments help guide the focus and selection of risks that are brought to the Board and its committees. The reviews by the Board and its committees occur principally through the receipt of reports from management and third parties on applicable areas of risk, and discussions with management and third parties regarding risk assessment and risk management.

At its regularly scheduled meetings, the Board generally receives a number of reports which include information relating to risks faced by the Company. The Company's Chief Financial Officer provides a report on the Company's results of operations, its liquidity position, including an analysis of prospective sources and uses of funds, and the implications to the Company's debt covenants and credit rating, if any. The Company's Chief Legal Officer provides a privileged report which provides information regarding the status of the Company's material litigation and other legal matters, if any, including the Company's continuing compliance with applicable laws and regulations. The Company's Chief Information Security Officer provides a report to the Audit Committee quarterly and Board annually on cybersecurity matters, including the Company's cyber risks and threats, any incidents or events, the status of projects to further strengthen the Company's information security systems, assessments of the Company's cybersecurity program and the emerging regulatory and threat landscape. Further, the Company's business leaders regularly provide information relating to certain strategic, operational and competitive risks, including risks related to AI and other emerging technologies.

Corporate Governance Documents

The Board has adopted the following corporate governance documents:

Document	Purpose/Application
Code of Business Conduct and Ethics	Applies to all of the Company's employees, officers and directors, including those officers responsible for financial reporting.
Code of Ethics for Principal Executive and Senior Financial Officers	Applies to the Company's principal executive officer, principal financial officer, principal accounting officer and such other persons who are designated by the Board.
Corporate Governance Guidelines	Contains general principles regarding the functions of the Board and its committees.
Committee Charters	Apply to the following Board committees, as applicable: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.
Lead Independent Director Charter	Sets forth a clear mandate and significant authority and responsibilities for the Lead Independent Director or independent Chair of the Board.

We expect that any amendment to or waiver of the codes of ethics that apply to executive officers or directors will be disclosed on the Company's website. The foregoing documents are available on our website, corporate.openlane.com, by clicking on "Investors" and then the "Governance" tab and in print to any stockholder who requests them. Requests should be made to OPENLANE, Inc., Investor Relations, 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2025, each of Messrs. Altschuler, Mackenzie and Mehra and Ms. Galvin served as members of the Compensation Committee. None of our executive officers serve, or in fiscal year 2025 served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee. None of the individuals serving as members of the Compensation Committee during fiscal year 2025 are now or were previously an officer or employee of the Company or its subsidiaries.

Stockholder Communications With the Board

Any stockholder or other interested parties desiring to communicate with the Board, the Chair of the Board, a committee of the Board or any of the independent directors individually or as a group regarding the Company may directly contact such directors by delivering such correspondence to the Company's Chief Legal Officer at OPENLANE, Inc., 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032. Our Chief Legal Officer reviews all such correspondence and forwards to the applicable director(s) copies of all such applicable correspondence.

The Audit Committee has established procedures for employees, stockholders and others to submit confidential and anonymous reports regarding accounting, internal accounting controls, auditing or any other relevant matters.

Stockholder Engagement

We value the feedback and perspectives of our stockholders. Our Investor Relations team and business leaders participate in numerous investor meetings throughout the year to discuss our business, strategy and financial results. In addition to this traditional year-round engagement, over the past several years we have also conducted post-annual meeting engagement to offer investors the opportunity to specifically discuss corporate governance, executive compensation and ESG related matters, and held discussions with all the stockholders who wanted to meet.

OPENLANE

DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on the Board. The Board makes all director compensation determinations after considering the recommendations of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews director compensation annually, assisted periodically by an independent compensation consultant (most recently by Exequity LLP ("Exequity") in February 2026).

In February 2026, in consultation with Exequity and after review of market data and current comparator group data (also used in executive compensation benchmarking), the Nominating and Corporate Governance Committee recommended, and the Board approved, the following changes to our director compensation program for 2026 to more closely align with market and comparator group practices: (i) increased the annual stock retainer to $220,000; (ii) increased the Nominating and Corporate Governance Committee Chair fee to $15,000; (iii) increased the Audit Committee membership fee to $10,000; and (iv) implemented a $5,000 membership fee for the Compensation Committee and the Nominating and Corporate Governance Committee.

In setting director compensation, we consider various factors including market comparison studies and trends, the responsibilities of directors generally, including committee chairs, and the significant amount of time that directors expend in fulfilling their duties. In establishing the non-employee director compensation recommendations, the Nominating and Corporate Governance Committee utilized a balance of cash and equity, with the majority of the compensation delivered through equity grants. Pursuant to the Omnibus Plan, non-employee directors are not eligible to receive aggregate compensation, including equity awards and cash fees, exceeding $750,000 in total value in any calendar year. Directors who also serve as employees of the Company do not receive payment for service as directors. Mr. Mackenzie (and, during his directorship, Mr. Mehra) agreed not to receive compensation for his service as a director.

Components of Director Compensation

For 2025, non-employee directors were entitled to receive the following cash and stock retainers:

2025 Components	Annual Amount	Form of Payment[1]
Annual Cash Retainer[2]	$85,000	Cash
Annual Stock Retainer[3]	$170,000	Restricted Stock
Independent Chair Fee[4]	$100,000	Cash
Audit Committee Chair Fee	$35,000	Cash
Compensation Committee Chair Fee	$20,000	Cash
Nominating and Corporate Governance Chair Fee	$10,000	Cash
Audit Committee Membership Fee	$7,500	Cash

(1) May elect to receive the annual cash retainer and committee membership fees in shares of our common stock.

(2) One-fourth of the annual cash retainer is paid at the end of each quarter, provided the director served as a director in such fiscal quarter.

(3) Pursuant to our Policy on Granting Equity Awards, unless specifically provided otherwise by the Compensation Committee or the Board, annual grants for directors are effective on the date of the annual meeting at which the director was elected or re-elected. The annual restricted stock grant vests after one year (i.e., on the anniversary of the annual meeting) and is subject to forfeiture until vested. The number of shares of our common stock received is based on the value of the shares on the date of the restricted stock grant.

(4) If the Board Chair is not an independent director, the Lead Independent Director would be entitled to a $37,500 fee.

Annual cash and stock retainers and any applicable fees described above are prorated for non-employee directors who begin such service on a date other than the date of the Company's annual meeting of stockholders. Directors do not receive fees for attending Board or committee meetings. All of our directors are reimbursed for reasonable expenses incurred in connection with attending Board meetings, committee meetings and director education events.



Proxy Statement

Director Deferred Compensation Plan

Our Board adopted the KAR Auction Services, Inc. Directors Deferred Compensation Plan (the "Director Deferred Compensation Plan") in December 2009. Pursuant to the terms of the Director Deferred Compensation Plan, each non-employee director may elect to defer the receipt of his or her cash director fees into a pre-tax interest-bearing deferred compensation account, which account accrues interest as described in the Director Deferred Compensation Plan. Amounts under the Director Deferred Compensation Plan may also be invested in the same investment choices as are available under our 401(k) plan. Non-employee directors also may choose to receive all or a portion of their annual stock retainer in the form of a deferred share account that tracks shares of our common stock. The Director Deferred Compensation Plan provides that the amount of cash in a director's deferred cash account, plus the number of shares of our common stock equal to the number of shares in the director's deferred share account, will be delivered to a director in installments over a specified period or within 60 days following the date of the director's departure from the Board, with cash being paid in lieu of any fractional shares.

Director Stock Ownership and Holding Guidelines

The Company's non-employee directors are subject to the Company's director stock ownership and holding guidelines. The Company's stock ownership guideline requires each non-employee director to own a minimum of five times his or her annual cash retainer amount in shares of Company stock. All non-employee directors are in compliance with this stock ownership guideline. These guidelines do not apply to Mr. Mackenzie (and, during his directorship, Mr. Mehra), who agreed to waive all non-employee director compensation in 2025. The stock holding guideline requires each non-employee director to hold any shares of the Company's common stock granted by the Company for at least three years post vesting while serving as a director, subject to certain exceptions approved by the Nominating and Corporate Governance Committee.

Director Compensation Paid in 2025

The following table provides information regarding the fiscal 2025 compensation paid to non-employee directors:

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Total
Randolph Altschuler	$92,500	$170,018	$262,518
Carmel Galvin	$105,000	$170,018	$275,018
J. Mark Howell	$161,229	$170,018	$331,247
Stefan Jacoby	$95,000	$170,018	$265,018
Michael T. Kestner	$151,271	$170,018	$321,289
Roy Mackenzie[3]	—	—	—
Sanjeev Mehra[3]	—	—	—
Mary Ellen Smith	$92,544	$170,018	$262,562

(1) The amounts represent the $85,000 annual cash retainer paid to each non-employee director, plus an additional $100,000 paid to the Chair of the Board (prorated to reflect Mr. Kestner serving as Chair until June 6, 2025 and Mr. Howell serving as Chair thereafter), an additional $35,000 paid to the Chair of the Audit Committee (prorated to reflect Mr. Howell serving as Chair until June 6, 2025 and Mr. Kestner serving as Chair thereafter), an additional $20,000 paid to the Chair of the Compensation Committee, an additional $10,000 paid to the Chair of the Nominating and Corporate Governance Committee, and an additional $7,500 paid to members of the Audit Committee (other than the Chair). Pursuant to the Director Deferred Compensation Plan, Mr. Altschuler elected to defer his annual cash retainer and his Audit Committee membership fee in a deferred cash account. Ms. Smith elected to receive her annual cash retainer and her Audit Committee membership fee in shares of the Company's common stock.

(2) The amounts represent the aggregate grant date fair value, computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), of shares of restricted stock awarded to each non-employee director as an annual stock retainer. Each non-employee director who was serving as a director after June 6, 2025, the date of our 2025 annual meeting, received 7,195 shares of restricted stock as an annual stock retainer in June 2025. Pursuant to the Director Deferred Compensation Plan, Messrs. Altschuler, Howell and Kestner and Ms. Smith

OPENLANE

each elected to receive 100% of his or her annual stock retainer in a deferred share account. Please see "Outstanding Director Awards" below for the aggregate number of stock awards outstanding at fiscal year-end for each non-employee director.

(3)   Messrs. Mackenzie and Mehra each agreed to waive all non-employee director compensation in 2025.

Mr. Kelly was not entitled to receive any fees or other compensation for serving as a member of our Board in 2025 because he was employed by the Company.

Outstanding Director Awards

The following table sets forth information regarding the number of unvested or deferred shares of our common stock held by each non-employee director as of December 31, 2025:

Name	Unvested Shares[1]	Deferred Phantom Shares and Dividend Equivalents[2]
Randolph Altschuler	7,195	9,727
Carmel Galvin	7,195	36,254
J. Mark Howell	7,195	59,712
Stefan Jacoby	7,195	17,672
Michael T. Kestner	7,195	76,367
Roy Mackenzie	—	—
Sanjeev Mehra	—	—
Mary Ellen Smith	7,195	36,128

(1)   This number represents unvested shares of restricted stock and, for those directors who deferred, unvested phantom stock.

(2)   This number represents vested phantom stock and dividend equivalents which are deferred in each director's account pursuant to the Director Deferred Compensation Plan. These shares will be settled for shares of our common stock on a one-for-one basis.



BENEFICIAL OWNERSHIP OF COMPANY STOCK

The following table sets forth certain information with respect to the beneficial ownership of our common stock and Series A Preferred Stock as of April 7, 2026 of: (1) each person or entity who beneficially owns more than 5% of any class of the Company's voting securities; (2) each of our directors, director nominees and named executive officers; and (3) all of our directors, director nominees and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, each stockholder will have sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. The percentage calculations below are based on 105,914,596 shares of our common stock and 300,277 shares of Series A Preferred Stock outstanding as of April 7, 2026, rather than the percentages set forth in any stockholder's Schedule 13D or Schedule 13G filing. Unless otherwise indicated in a footnote, the business address of each person is our corporate address, c/o OPENLANE, Inc., 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032.

Name of Beneficial Owner	Common Stock Beneficially Owned		Series A Preferred Stock Beneficially Owned	
	Number of Shares[1]	Percent of Class[2]	Number of Shares	Percent of Class
5% BENEFICIAL OWNERS				
Ignition Acquisition Holdings LP[3]	—[4]	—[4]	288,323	96.02%
BlackRock, Inc.[5]	15,963,312	15.07%		
The Vanguard Group[6]	12,264,053	11.58%		
Bank of Montreal[7]	7,485,668	7.07%		
Dimensional Fund Advisors LP[8]	7,059,387	6.67%		
NAMED EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR NOMINEES				
Randolph Altschuler	16,922	*		
Charles S. Coleman[9]	94,097	*		
James Coyle	73,425	*		
Carmel Galvin	53,582	*		
Bradley P. Herring	16,190	*		
J. Mark Howell	82,207	*		
Stefan Jacoby	65,298	*		
Peter J. Kelly[9]	1,663,517	1.56%		
Michael T. Kestner	94,484	*		
Brad Lakhia	9,220	*		
Roy Mackenzie[3]	—	—	288,323	96.02%
William C. Mitchell	22,351	*		
Mary Ellen Smith	82,486	*		
Kelly Tuminelli	—	—		
Executive officers, directors and director nominees as a group (15 persons)[10]	2,377,167	2.22%		

---

*   Less than one percent

(1)   The number of shares includes shares of our common stock subject to vesting requirements and options exercisable within 60 days of April 7, 2026.

(2)   Shares subject to options exercisable within 60 days of April 7, 2026 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others.

(3)   Based solely on information disclosed in a Schedule 13D filed with the SEC on July 2, 2020, as amended on September 14, 2020, September 11, 2025, and October 8, 2025, reflects securities beneficially owned by Ignition Acquisition Holdings LP. In this filing, it was disclosed that Ignition Acquisition Holdings GP, LLC, as the general partner of Ignition Acquisition Holdings LP, Ignition Parent LP, as the sole member of Ignition Acquisition Holdings GP, LLC, Ignition GP LLC, as the general partner of Ignition Parent LP, Ignition Topco Ltd, as the sole member of Ignition GP LLC, Apax X GP Co. Limited, as

investment manager of the relevant investment vehicles in the fund known as Apax X, which is the sole shareholder of Ignition Topco Ltd, and Apax Guernsey (Holdco) PCC Limited Apax X Cell, as the sole parent of Apax X GP Co. Limited, may be deemed to be the beneficial owners having shared voting and investment power with respect to the securities. Based on information provided by the security holder and information disclosed in a Registration Statement on Form S-3 filed with the SEC on February 22, 2024, Apax X GP Co. Limited is controlled by its board of directors that is comprised of the following persons: Elizabeth Burne, Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and Jeremy Latham. The address of Ignition Acquisition Holdings LP, Ignition Acquisition Holdings GP, LLC, Ignition Parent LP and Ignition GP LLC is c/o Apax Partners US, LLC, 601 Lexington Avenue, New York, NY 10022. The address of Ignition Topco Ltd is P.O. Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3PP. The address of Apax X GP Co. Limited is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey, GY1 2HJ. Mr. Mackenzie is a partner at Apax and is also our director. Mr. Mackenzie disclaims beneficial ownership of the shares of common stock beneficially owned by Ignition Acquisition Holdings LP.

(4) At the close of business on April 7, 2026, the record date, (i) Ignition Acquisition Holdings LP held in the aggregate voting power equivalent to 16,265,408 shares of our common stock, approximately 13.31% of our common stock on an as converted basis.

(5) Based solely on information disclosed in a Schedule 13G/A filed by BlackRock, Inc. on April 30, 2025. According to this Schedule 13G/A, BlackRock, Inc. has sole voting power with respect to 15,760,571 shares, sole dispositive power with respect to 15,963,312 shares, and no shared voting or dispositive power. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(6) Based solely on information disclosed in a Schedule 13G/A filed by The Vanguard Group on February 13, 2024. According to this Schedule 13G/A, The Vanguard Group had sole voting power with respect to zero shares, sole dispositive power with respect to 12,070,412 shares, shared voting power with respect to 86,022 shares and shared dispositive power with respect to 193,641 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. On March 27, 2026, The Vanguard Group filed a Schedule 13G/A noting that, following an internal realignment, it no longer has, or is deemed to have, beneficial ownership over any shares of our common stock. This Schedule 13G/A reported that certain subsidiaries or business divisions of subsidiaries of The Vanguard Group that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group.

(7) Based solely on information disclosed in a Schedule 13G filed by Bank of Montreal, jointly with its affiliates Bank of Montreal Holding Inc., BMO Nesbitt Burns Inc. Wealth Management, BMO Asset Management Inc., BMO Nesbitt Burns Inc., BMO Bank N.A., BMO Capital Markets Corp., BMO Financial Corp., 1001271606 Ontario Inc, and Burgundy Asset Management, Inc., on February 12, 2026. According to this Schedule 13G, Bank of Montreal has sole voting power with respect to 5,476,287 shares, sole dispositive power with respect to 7,485,668 shares, and no shared voting or dispositive power. The address of Bank of Montreal and its affiliates is 1 First Canadian Place, Toronto, Ontario, Canada M5X1A1.

(8) Based solely on information disclosed in a Schedule 13G filed by Dimensional Fund Advisors LP on February 9, 2024. According to this Schedule 13G, Dimensional Fund Advisors LP has sole voting power with respect to 6,957,873 shares, sole dispositive power with respect to 7,059,387 shares, and no shared voting or dispositive power. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

(9) Includes the following shares of our common stock issuable pursuant to options that are exercisable within 60 days of April 7, 2026: Mr. Coleman, 19,763; and Mr. Kelly, 1,002,684.

(10) Includes an aggregate of 1,089,156 shares of our common stock issuable pursuant to options that are exercisable within 60 days of April 7, 2026.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act and related SEC rules, the Company seeks a non-binding advisory vote from its stockholders to approve the compensation of its named executive officers as described in the "Compensation Discussion and Analysis" section beginning on page 26 and the compensation tables that follow such section. The Company currently seeks this non-binding advisory vote from its stockholders annually, pursuant to the results of the stockholders' vote at the Company's 2023 annual meeting of stockholders selecting such frequency.

At the 2025 annual meeting, approximately **99%** of the votes cast were in favor of the advisory vote to approve executive compensation. Our executive compensation program has received strong stockholder support of, on average, 96% of the votes cast over the past 5 years.

Our executive compensation program includes certain "best practices" in governance and executive compensation, including the following:

- Pay for performance: Our executive compensation program is heavily tied to performance and is intended to closely align the interests of our named executive officers with the interests of our stockholders.
- Independent Compensation Committee: All of the members of our Compensation Committee are independent under NYSE rules.
- Independent compensation consultant: The Compensation Committee retains its own independent compensation consultant to review our executive compensation program and practices.
- Maximum payout caps: The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.
- Clawback policy: Our clawback policy provides for the mandatory recovery and cancellation of an executive officer's cash and equity incentive compensation in the event we are required to prepare an accounting restatement.
- No excise tax gross-ups: The Company does not provide tax gross-ups with respect to severance or change in control arrangements.
- Double-trigger vesting provisions in equity award agreements: Our equity awards permit accelerated vesting of assumed or replaced equity awards upon a change in control only if an executive experiences a qualifying termination of employment in connection with or following such change in control.
- Robust equity ownership requirements: We have stock ownership guidelines that are applicable to our executive officers. The stock ownership guideline for our CEO is six times his annual base salary.
- Relative performance metric: We utilize relative TSR as a performance metric for our PRSUs.
- Stockholder alignment: We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

In deciding how to vote on this proposal, the Board encourages you to read the "Compensation Discussion and Analysis" section and the compensation tables that follow. Because this vote is advisory, it will not be binding upon the Board; however, the Board and the Compensation Committee value our stockholders' opinions, and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

The affirmative vote of the holders of a majority of the shares present and entitled to vote at the 2026 annual meeting is required to approve this proposal.

> **The Board of Directors recommends that you vote FOR the advisory vote to approve executive compensation.**
>
> *Proxies solicited by the Board of Directors will be voted "FOR" the advisory vote to approve executive compensation unless stockholders specify a contrary vote.*





Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following discussion and analysis of our compensation program for named executive officers should be read in conjunction with the tables and text elsewhere in this proxy statement that describe the compensation awarded and paid to the named executive officers.

Named Executive Officers

Our named executive officers for the last completed fiscal year were (i) the chief executive officer; (ii) the two chief financial officers who served during the last completed fiscal year; and (iii) each of the three other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year. Our named executive officers are:

Name	Title
Peter J. Kelly	Chief Executive Officer
Bradley ("Brad") P. Herring	Executive Vice President and Chief Financial Officer
Brad S. Lakhia*	Former Executive Vice President and Chief Financial Officer
James P. Coyle	Executive Vice President and President, Marketplace
Charles ("Chuck") S. Coleman	Executive Vice President, Chief Legal Officer & Secretary
William ("Will") C. Mitchell	President of Automotive Finance Corporation ("AFC")

* Mr. Lakhia resigned from the Company effective March 1, 2025.

This Compensation Discussion and Analysis is organized into six sections:

- Executive Summary (pages 27-28)
- Compensation Philosophy and Objectives (page 29)
- Role and Responsibilities in Determining Executive Compensation (pages 29-30)
- Elements Used to Achieve Compensation Philosophy and Objectives (pages 31-38)
- Compensation Policies and Other Information (pages 39-40)
- Results of Say on Pay Vote at 2025 Annual Meeting (page 40)

2025 Pay For Performance Highlights

- Exceptional Company financial performance, based on a combination of Adjusted EBITDA and US Open Marketplace Auction Fee Revenue, resulted in 2025 annual incentive program payouts at 200% of the target award amount.
- The 2023 PRSUs vested at 91.4% as a result of the Company's three-year cumulative Adjusted EBITDA and relative TSR performance.
- Stock price vesting hurdles for certain 2021 performance-based stock options were achieved, resulting in a portion of the performance-based stock options vesting in 2025.
- We continued to utilize rigorous goals for our annual and long-term incentives, and payouts are consistent with our performance against those goals.
- We continued our heavy focus on performance-based compensation, with over 85% of named executive officers' total compensation opportunity being variable, at-risk pay.

These highlights are discussed in more detail below.



2025 Business Highlights

For the year ended December 31, 2025, the Company continued to advance its digital strategy to deliver the best marketplace, best technology and best customer experience. Specific highlights for fiscal 2025 included:



Increased total revenue *8%*

to ***$1.9 billion***

(continuing operations)

Grew operating profit *8%*

to ***$196.6 million***

(continuing operations)





Generated ***$391.9 million*** in **cash flow from operating activities** representing ***34% growth***

(continuing operations)

Grew dealer volumes

15%





Grew vehicles sold *2%*

to ***1.47 million*** **vehicles** with a **gross merchandise value** of ***~$29 billion***

Our Executive Compensation Practices are Aligned with Stockholders' Interests

We maintain a compensation program structured to achieve a close connection between executive pay and Company performance.

Executive Compensation Best Practices

WHAT WE DO

✓ *Pay for performance:* Our executive compensation program is heavily tied to performance and is intended to closely align the interests of our named executive officers with the interests of our stockholders.

✓ *Independent Compensation Committee:* All of the members of our Compensation Committee are independent under NYSE rules.

✓ *Independent compensation consultant:* The Compensation Committee retains its own independent compensation consultant to evaluate and review our executive compensation program and practices.

✓ *"Double-trigger" equity vesting:* Accelerated vesting of assumed or replaced equity awards upon a change in control of the Company is only permitted if an executive experiences a qualifying termination of employment in connection with or following such change in control.

✓ *Robust equity ownership requirements:* The stock ownership guideline is six times annual base salary for our CEO and three times annual base salary for our other executive officers. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

✓ *Maximum payout caps:* The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.

✓ *Annual compensation risk assessment:* Each year, we perform an assessment of any risks that could result from our compensation programs and practices.

✓ *Clawback policy:* Our clawback policy provides for the mandatory recovery and cancellation of an executive officer's cash and equity incentive compensation in the event we are required to prepare an accounting restatement.

✓ *Stockholder alignment:* We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

WHAT WE DON'T DO

✗ *Pay dividends on unvested equity awards:* Dividend equivalents and cash are accrued on PRSUs and RSUs, respectively, but are only paid out if, and to the extent that, the underlying PRSUs and RSUs vest.

✗ *Provide excise tax gross-ups:* We do not provide "golden parachute" excise tax gross-ups.

✗ *Provide excessive perquisites:* We provide a limited number of perquisites that are designed to support a competitive total compensation package.

✗ *Allow hedging or pledging of the Company's securities:* We prohibit hedging, pledging and short sales of Company stock by our directors and executive officers.

✗ *Reprice stock options:* Stock option exercise prices are set equal to the grant date market price and cannot be repriced or discounted without stockholder approval.

✗ *Provide pension benefits or supplemental retirement plans:* We do not maintain a defined benefit pension plan or a supplemental retirement plan for our executive officers.

99%
2025 say-on-pay support

Compensation Philosophy and Objectives

We design and administer our executive pay programs to help ensure the compensation of our named executive officers is (i) closely aligned with our performance on both a short-term and long-term basis; (ii) linked to specific, measurable results intended to create value for stockholders; and (iii) competitive in attracting and retaining key executive talent. Each of the compensation programs that we have developed and implemented is intended to satisfy one or more of the following specific objectives:

- align the interests of our executive officers with the interests of our stockholders so that our executive officers manage from the perspective of owners with an equity stake in the Company;

- motivate and focus our executive officers through incentive compensation programs directly tied to our business objectives and financial results;

- support a one-company culture and encourage synergies among business units by aligning rewards with long-term, overall Company performance and stockholder value;

- provide a significant percentage of total compensation through variable pay based on pre-established, measurable goals and objectives;

- provide competitive upside opportunity without encouraging excessive risk-taking;

- enhance our ability to attract and retain skilled and experienced executive officers; and

- provide rewards commensurate with performance and with competitive market practices.

While the Company does not target any specific percentile positioning versus the market, the market median is used as a reference point but is not the sole determinant when making compensation decisions. Compensation decisions are made considering a number of factors including experience, retention, sustained performance, specific requirements of roles relative to the market and individual and Company performance.

Roles and Responsibilities in Determining Executive Compensation

Role of the Compensation Committee

The Compensation Committee has primary responsibility for all compensation decisions relating to our named executive officers. The Compensation Committee reviews the aggregate level of our executive compensation, as well as the mix of elements used to compensate our named executive officers on an annual basis.

Role of Executive Officers

Our Chief Executive Officer regularly participates in meetings of the Compensation Committee at which compensation actions involving our named executive officers are discussed (recusing himself and not participating in portions of meetings where his compensation is discussed). Our Chief Executive Officer assists the Compensation Committee by making recommendations regarding compensation actions for the executive officers other than himself.

Role of the Independent Compensation Consultant

The Compensation Committee continued to use Exequity as its independent consultant in 2025. Exequity provided the Compensation Committee advice and guidance with respect to (i) the assessment of the Company's executive compensation programs and practices; (ii) the evaluation of annual and long-term incentive compensation plan design and practices; (iii) the selection of a comparator group; and (iv) the competitiveness of the executive officers' elements of compensation. Exequity regularly attends Compensation Committee meetings and attends executive sessions as requested by the Chair of the Compensation Committee. The Compensation Committee has reviewed the independence of Exequity in light of SEC rules and NYSE listing standards regarding compensation consultants and has concluded that the work of Exequity for the Compensation Committee does not raise any conflict of interest. All work performed by Exequity is and was subject to review and approval of the Compensation Committee.



Proxy Statement

Compensation Committee's Use of Market and Survey Data

Although the Company is comprised of a unique mix of businesses and lacks directly comparable public companies, the Compensation Committee understands that most companies consider pay levels at comparably-sized, peer companies when setting named executive officer compensation levels. With assistance from its independent compensation consultant, the Compensation Committee has developed a meaningful comparator group for the Company.

In order to confirm competitiveness of compensation, the Compensation Committee uses a combination of proxy compensation data of a "comparator group" and compensation survey data (including surveys published by Aon Radford and Willis Towers Watson) in setting and adjusting compensation levels. The Compensation Committee, with assistance from its independent compensation consultant, annually reviews the composition of our comparator group. As part of such reviews, the Compensation Committee considers specific criteria and recommendations regarding companies to add or remove from the group.

In light of the lack of directly comparable companies for the Company's business, as noted above, companies in the comparator group utilized in 2025 were selected based on (i) a focus on North American-based companies that trade on a U.S. exchange in related industries, taking into account the Company's maturity, business complexity and digital strategy; (ii) similarly-sized revenue and market capitalization levels with an additional focus on financial and operational performance comparability; and (iii) companies with which the Company competes for executive talent. Where possible, the Compensation Committee included companies that are in related or similar industries to the Company and prioritized technology companies that offer online marketplaces and digital intermediary services.

The comparator group used from July 2024 to July 2025 (i.e., the group of companies used to provide comparable market data for 2025 compensation decisions) consisted of the following 16 companies:

2025 Comparator Group

ACI Worldwide, Inc.	Cars.com Inc.	Equifax Inc.	Gentex Corporation
ACV Auctions Inc.	Carvana Co.	Etsy, Inc.	RB Global, Inc.
CarGurus, Inc.	Copart, Inc.	Fair Isaac Corporation	TripAdvisor, Inc
CarMax, Inc.	CoStar Group, Inc.	Frontdoor, Inc.	Yelp, Inc.

Consistent with the Company's compensation philosophy, the Compensation Committee viewed the comparator group and market data as an important guide, but not as the sole determinant in making its decisions regarding 2025 compensation levels (as discussed below).

In July 2025, based on the recommendation of Exequity, the Compensation Committee continued to refine the comparator group and approved a revised comparator group consisting of the following 17 companies (removing CoStar Group, Inc. and Equifax Inc. and adding LiveRamp Holdings, Inc., Teradata Corporation and Zillow Group, Inc.):

Revised 2025 Comparator Group

ACI Worldwide, Inc.	Cars.com Inc.	Fair Isaac Corporation	RB Global, Inc.
ACV Auctions Inc.	Carvana Co.	Frontdoor, Inc.	Teradata Corporation
CarGurus, Inc.	Copart, Inc.	Gentex Corporation	TripAdvisor, Inc
CarMax, Inc.	Etsy, Inc.	LiveRamp Holdings, Inc.	Yelp, Inc.
			Zillow Group, Inc.

Companies in the revised comparator group were selected using the same criteria as the prior comparator group.

Elements Used to Achieve Compensation Philosophy and Objectives

Elements of 2025 Executive Compensation Program Design

The following table lists the elements of compensation for our 2025 annual executive compensation program. The program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual and long-term incentives. Our incentives are designed to drive overall corporate performance and business strategies that correlate to stockholder value and align with our strategic vision. In order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our comparator group.

	Element	Key Characteristics	Why We Pay This Element	How We Determine Amount	2025 Decisions
Fixed	**Base salary**	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	Attract and retain skilled and experienced executives. Compensate for performance of daily job responsibilities.	Base salaries are based on individual performance, experience, skills, job scope, tenure, review of competitive pay practices and base salary as a percentage of total compensation.	Two named executive officers received a salary increase in 2025. See page 32.
At Risk	**Annual cash incentive awards**	Variable compensation component payable in cash based on performance against annually established targets.	Motivate and reward for the successful achievement of pre-determined performance objectives aligned with our key annual objectives.	Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices. Target annual incentive amount is set as a percentage of base salary.	Actual award payouts were based on a combination of the achievement of Adjusted EBITDA (70%) and US Open Marketplace Auction Fee Revenue (30%) goals, along with a strategic modifier (+/- 10%) based on the achievement of certain strategic objectives. The Company's performance against its Adjusted EBITDA and US Open Marketplace Auction Fee Revenue goals resulted in a payout of 200% of the target award for named executive officers. See page 35.
	Performance-based restricted stock units (PRSUs)	PRSUs vest at the end of a three-year performance period.	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term stockholder value.	Award opportunities are based on an individual's ability to impact future results, job scope, individual performance and review of competitive pay practices. PRSU awards made up 50% of the value of the aggregate long-term incentives under the 2025 executive compensation program.	The Compensation Committee granted PRSUs to each named executive officer in 2025 (except Mr. Lakhia). See page 36. 2025 PRSU awards are earned based on a combination of three-year (i) Cumulative Adjusted EBITDA (75%) and (ii) Relative TSR (25%) performance through December 31, 2027.
	Restricted stock units (RSUs)	RSUs vest ratably on each of the first three anniversaries of the grant date, subject to the named executive officer's continued employment with the Company.	Align the interests of executives with long-term stockholder value and serve to retain executive talent.	Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices. RSU awards made up 50% of the value of the aggregate long-term incentives under the 2025 executive compensation program.	The Compensation Committee granted RSUs to all named executive officers in 2025 (except Mr. Lakhia). See page 36.

Proxy Statement

OPENLANE

Compensation Structure and Goal Setting

Our executive compensation program is designed to deliver compensation in accordance with our performance, with a large percentage of the compensation at risk through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance, consistent with our belief that a significant amount of executive compensation should be in the form of equity and that a greater percentage of compensation should be tied to performance for executives who bear higher levels of responsibility for our performance. The mix of target direct compensation under our 2025 executive compensation program for our CEO and the average mix for our other named executive officers (except Mr. Lakhia, who resigned effective March 1, 2025) is shown in the charts below. Approximately 91% of our CEO's total target compensation, and approximately 80% of the average total target compensation of our other named executive officers, is at-risk.

CEO Target Compensation


9%
11%
40%
40%
91%
at risk

Other Named Executive Officer Average Target Compensation


20%
16%
32%
32%
80%
at risk

Base Salary | Performance-Based RSUs | Time-Based RSUs | Annual Cash Incentive

Base Salary

Annual salary levels for our named executive officers are based upon various factors, including the amount and relative percentage of total compensation that is derived from base salary, individual performance, current roles and responsibilities, skills, experience and job scope. In view of the wide variety of factors considered by the Compensation Committee in connection with determining the base salary of each of our named executive officers, the Compensation Committee has not attempted to rank or otherwise assign relative weights to the factors that it considers. A description of how these factors were applied in 2025 is included below.

In late 2024 and the first quarter of 2025, the Compensation Committee reviewed the base salaries of each of our named executive officers for 2025. After considering multiple factors as noted above, the following base salaries were approved for 2025:

Name	2025 Base Salary	% Change	Effective Date
Peter Kelly	$773,000	0%	N/A
Brad Herring	$550,000	N/A	May 27, 2025
Brad Lakhia	$575,000	0%	N/A
James Coyle	$600,000	0%	N/A
Chuck Coleman	$475,000	1%	March 30, 2025
Will Mitchell	$425,000	6%	March 30, 2025

As discussed above, in order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our comparator group. The Compensation Committee approved

base salary increases for Messrs. Coleman and Mitchell to align with market competitive practice. Mr. Herring became an employee of the Company effective May 27, 2025, and his base salary was set as part of his initial compensation package. The Compensation Committee did not approve 2025 base salary adjustments for the other named executive officers because the Compensation Committee determined that their base salaries were already set at competitive levels.

In late 2025 and the first quarter of 2026, the Compensation Committee reviewed the base salaries of each of our named executive officers for 2026. After considering multiple factors, the Compensation Committee approved a 4% base salary increase for Mr. Mitchell, effective March 29, 2026, to align with market competitive practice. The Compensation Committee did not approve 2026 base salary adjustments for the other named executive officers as the Compensation Committee determined that their base salaries were already set at competitive levels.

Annual Cash Incentive Program

Under the Company's Annual Incentive Program (the "Annual Incentive Program"), which is part of the OPENLANE, Inc. Second Amended and Restated 2009 Omnibus Stock and Incentive Plan (the "Omnibus Plan"), the grant of cash-based awards to eligible participants is contingent upon the achievement of certain pre-established performance goals as determined by the Compensation Committee. The Annual Incentive Program is designed so that a significant proportion of our named executive officers' annual cash compensation is variable and directly tied to key performance goals.

2025 ANNUAL INCENTIVE PROGRAM

As described below, the 2025 Annual Incentive Program was tied 100% to pre-established, objective performance metrics, utilizing a combination of Adjusted EBITDA (70%) and US Open Marketplace Auction Fee Revenue (30%) performance, with a performance modifier tied to pre-defined quantitative and qualitative strategic objectives that can increase or decrease the overall payout by up to 10%.

Performance Metrics

In 2025, the Compensation Committee used 2025 "Adjusted EBITDA" and "US Open Marketplace Auction Fee Revenue" of the Company as the relevant financial performance metrics for determining awards under the Annual Incentive Program. For the named executive officers, 70% of the award's total payout was weighted on achievement of Adjusted EBITDA and 30% of the award's total payout was weighted on achievement of US Open Marketplace Auction Fee Revenue.

"*Adjusted EBITDA*" is calculated in the same manner as described in the Part II, Item 7 section of our Annual Report on Form 10-K for fiscal year ended December 31, 2025.

"*US Open Marketplace Auction Fee Revenue*" represents the auction fees generated from buyers and sellers of vehicles in our US Open Marketplace.

To further align performance, strategy and compensation in 2025, the Compensation Committee approved use of a performance modifier tied to pre-defined quantitative and qualitative strategic objectives in the areas of (i) growth, (ii) customer experience, (iii) technology, (iv) operational efficiency and (v) employee engagement that could increase or decrease the overall payout by up to 10% ("Strategic Modifier"). Payouts under the Annual Incentive Program remain capped at 200% of target.

Annual Incentive Opportunity

In 2025, each of our named executive officers was eligible to earn a cash-based incentive award under the Annual Incentive Program, except Mr. Lakhia, who resigned effective March 1, 2025. The Compensation Committee establishes, on an annual basis, specific targets that determine the size of payouts under the Annual Incentive



Program. In 2025, the annual incentive opportunity based on achievement of Adjusted EBITDA and US Open Marketplace Auction Fee Revenue for each named executive officer was as follows:

		Annual Incentive Opportunity			Annual Incentive Goal Weighting %	
Name	Base Salary	Threshold % of Base Salary	Target % of Base Salary	Maximum % of Base Salary	Adjusted EBITDA	US Open Marketplace Auction Fee Revenue
Peter Kelly	$773,000	62.5	125	250	70	30
Brad Herring(1)	$550,000	40	80	160	70	30
Brad Lakhia	—	—	—	—	—	—
James Coyle	$600,000	50	100	200	70	30
Chuck Coleman(2)	$473,312	37.5	75	150	70	30
Will Mitchell(2)	$418,972	36.3	72.6	145.2	70	30

(1) Mr. Herring's annual incentive award was prorated based on his May 27, 2025 hire date.

(2) Effective March 30, 2025, Mr. Coleman's base salary was increased from $468,000 to $475,000 and Mr. Mitchell's base salary and target annual incentive opportunity were increased from $400,000 to $425,000 and 65% to 75%, respectively; the base salaries and target annual incentive opportunity shown in the table reflect the prorated, blended salaries and target annual incentive opportunity applied to the respective awards.

Performance Targets

The Compensation Committee reviews the Company's business plan approved by the Board and determines the level of performance required to receive threshold, target and maximum annual incentive payouts. The Compensation Committee established the performance objectives in amounts which it believed would increase stockholder value and be achievable given sustained performance on the part of the named executive officers and which would require increasingly greater results to achieve the target and maximum objectives. Consistent with the terms of the Omnibus Plan, the Compensation Committee may adjust performance goals to reflect unforeseen, unusual or extraordinary events or circumstances. The Compensation Committee did not increase or decrease the targets or potential payouts of the 2025 Annual Incentive Program awards.

The Compensation Committee established the following 2025 Annual Incentive Program targets which were designed to be rigorous and aligned with the Company's 2025 business plan:

		2025 Targets			Performance Leverage (% of Target Goal)			Payout Leverage (% of Target Payout)		
($ in millions)	Weighting	Threshold	Target	Maximum	Threshold	Target	Maximum	Threshold	Target	Maximum
Adjusted EBITDA	70%	$272.1	$295.8	$319.5	92%	100%	108%	50%	100%	200%
US Open Marketplace Auction Fee Revenue	30%	$151.8	$168.7	$185.6	90%	100%	110%	50%	100%	200%

2025 Annual Incentive Program Payouts

The actual annual incentive award earned by named executive officers for 2025 was determined by the Company's achievement of the Adjusted EBITDA and US Open Marketplace Auction Fee Revenue performance goals, as may be modified by the Strategic Modifier, each as determined by the Compensation Committee. The graphic below illustrates the annual incentive award payout calculation.


Target Annual Incentive Award
X
Adjusted EBITDA (70%)
+
US Open Marketplace Auction Fee Revenue (30%)
X
Strategic Modifier (+/- 10%)
=
Actual Annual Incentive Award

Under the Annual Incentive Program, threshold performance objectives must be met in order for a payout to occur. Payouts can range from 50% of target awards for performance at threshold, up to a maximum of 200% of target awards for maximum performance, or no payout if performance is below threshold. Our 2025 performance resulted

in our named executive officers being eligible to receive an award under the Annual Incentive Program. The actual amounts received are set forth in the “Summary Compensation Table for 2025” on page 43.

The following charts provide the actual level of Adjusted EBITDA and US Open Marketplace Auction Fee Revenue performance achieved in 2025.

Adjusted EBITDA



Actual: $332.6
Threshold (50%)
Target (100%)
Maximum (200%)
$ in millions
$272.1
$295.8
$319.5

US Open Marketplace Auction Fee Revenue



Actual: $195.4
Threshold (50%)
Target (100%)
Maximum (200%)
$ in millions
$151.8
$168.7
$185.6

The Compensation Committee reviewed the Company’s performance against the strategic objectives underlying the Strategic Modifier, acknowledging positive performance, but did not ultimately apply the Strategic Modifier in light of the 200% cap on payouts under the Annual Incentive Program.

Based on 2025 performance and the accompanying payout percentages for the different performance goals, our named executive officers earned the percentages and corresponding payout amounts of their target annual incentive awards as set forth below:

	Target	Actual			
Name	Target Annual Incentive Award(1)	% of Adjusted EBITDA Target Award Earned (70% Weighting)	% of US Open Marketplace Auction Fee Revenue Target Award Earned (30% Weighting)	% of Total Target Award Earned	2025 Payout (Actual Annual Incentive Award)
Peter Kelly	$966,250	200%	200%	200%	$1,932,500
Brad Herring	$264,000	200%	200%	200%	$528,000
Brad Lakhia	—	—	—	—	—
James Coyle	$600,000	200%	200%	200%	$1,200,000
Chuck Coleman	$354,985	200%	200%	200%	$709,970
Will Mitchell	$304,586	200%	200%	200%	$609,172

(1) The target annual incentive award for each of Messrs. Coleman and Mitchell reflects the mid-year base salary adjustment, and for Mr. Mitchell, the annual incentive award opportunity adjustment, described on page 34. Mr. Herring’s annual incentive award was prorated based on his May 27, 2025 hire date.

2026 ANNUAL INCENTIVE PROGRAM

In the first quarter of 2026, the Compensation Committee approved the performance objectives for our 2026 Annual Incentive Program. For 2026, the annual incentive opportunity for each named executive officer will continue to be weighted on a combination of Adjusted EBITDA (70%) and US Open Marketplace Auction Fee Revenue (30%) performance of the Company, with a performance modifier tied to pre-defined quantitative and qualitative strategic objectives that can increase or decrease the final award by up to 10%.

Long-Term Incentive Opportunities

To further align our named executive officers’ interests with those of our stockholders, the Company provides long-term incentive compensation opportunities under the Omnibus Plan.

The Company currently grants long-term incentive awards under the Omnibus Plan. Our Board adopted the Omnibus Plan on December 10, 2009, and it has since been amended and restated, as approved by our stockholders. Under the Omnibus Plan, participants are eligible to receive stock options, restricted stock, RSUs (with or without performance conditions), stock appreciation rights, other stock-based awards and/or cash-based awards, each as determined by the Compensation Committee.

2025 LONG-TERM INCENTIVE AWARDS

For 2025, named executive officers were granted long-term incentive awards in the form of performance-based RSUs ("PRSUs") and time-based RSUs ("RSUs"), allocated such that 50% of the value was in the form of PRSUs and the remaining 50% was in the form of RSUs. Awards were based on the individual's ability to impact future results, job scope, individual performance, and a review of competitive pay practices.

On February 21, 2025 (but on May 27, 2025 for Mr. Herring), the Compensation Committee granted PRSUs and RSUs to the Company's named executive officers, as described in the table below.

Name	Target PRSUs	Value of Target PRSUs at Grant[1]	RSUs	Value of RSUs at Grant[1]
Peter Kelly	167,305	$3,500,021	167,305	$3,500,021
Brad Herring	48,572	$1,105,013	48,572	$1,105,013
Brad Lakhia	—	—	—	—
James Coyle	50,192	$1,050,017	50,192	$1,050,017
Chuck Coleman	21,511	$450,010	21,511	$450,010
Will Mitchell	14,341	$300,014	14,341	$300,014

(1)   These amounts represent the grant date fair value as calculated based on the stock price at the date of grant. For the aggregate grant date fair value of these awards as computed in accordance with ASC 718, see "Summary Compensation Table for 2025" and "Grants of Plan-Based Awards for 2025" below.

2025 PRSU Awards

Seventy-five percent (75%) of the PRSUs will vest if and to the extent that the sum of the Company's "Cumulative Adjusted EBITDA" exceeds certain levels over the three-year measurement period beginning on January 1, 2025 and ending on December 31, 2027 (the "Measurement Period"). The remaining twenty-five percent (25%) of the PRSUs will vest if and to the extent that the Company's total shareholder return ("TSR") relative to that of companies within the S&P SmallCap 600 Index exceeds the levels described below over the Measurement Period. The graphic below illustrates the PRSU attainment calculation.



"*Cumulative Adjusted EBITDA*" is defined as the sum of the Company's Adjusted EBITDA for the three fiscal years in the Measurement Period. "Adjusted EBITDA" for a fiscal year is equal to the Company's consolidated earnings before interest expense, income taxes, depreciation and amortization, as adjusted, calculated and reported in the Company's annual earnings release and Form 10-K. Adjusted EBITDA may be further adjusted at the Compensation Committee's discretion to exclude the impact of unplanned transactions or events, including but not limited to excluding the impact of acquisitions in the year of acquisition.

We disclose Cumulative Adjusted EBITDA targets upon completion of the three-year performance period for competitive reasons.

"*Relative TSR*" is defined as the Company's relative total shareholder return percentile ranking as compared to the S&P SmallCap 600 index. Calculation of Relative TSR will be based on a beginning price measured over the 20



trading days prior to the start of the Measurement Period and an ending price measured over the 20 trading days prior to the end of the Measurement Period.*

Relative TSR Percentile vs. S&P SmallCap 600 Companies	Number of PRSUs Vesting
Below Threshold: Below 25th percentile	0% of Target
Threshold: 25th percentile	50% of Target
Target: 50th percentile	100% of Target
Maximum: Greater than or equal to 75th percentile	200% of Target

* Companies that were part of the S&P SmallCap 600 index as of the beginning of the Measurement Period but are no longer publicly traded when performance is measured will be excluded, except those no longer publicly traded due to filing for bankruptcy during the Measurement Period will be assigned a total shareholder return of -100% for the Measurement Period. The total shareholder return for the common stock of the Company and an S&P SmallCap 600 component company will be adjusted to reflect changes in capitalization affecting the value of a share of common stock and assumes that all cash dividends are immediately reinvested in common stock of the entity using the closing market price on the dividend payment date.

The Compensation Committee reviews the Company's business plan approved by the Board and establishes targets and performance levels in line with our long-term business objectives and stockholder expectations. The amount of the target PRSUs actually earned and paid in shares of common stock in a lump sum following the performance period will be: 0% for below threshold performance, 50% for threshold performance, 100% for target performance and up to 200% for achieving the maximum performance level or higher. Linear interpolation will be used to calculate the percentage of PRSUs earned and paid if performance falls between the levels described above (and no PRSUs will be earned for performance below threshold performance).

2025 RSU Awards

One-third of the RSUs will vest and convert into shares of common stock of the Company on each of the first three anniversaries of the grant date, subject to the named executive officer's continued employment with the Company through each such anniversary.

PRIOR YEARS' PERFORMANCE-BASED AWARDS

2024 PRSU Awards

As previously disclosed, the Compensation Committee granted PRSUs to certain of the Company's named executive officers in 2024. The PRSUs granted in 2024 have a three-year measurement period, which will end on December 31, 2026. The PRSU awards have terms substantially similar to those granted in 2025.

2023 PRSU Awards

As previously disclosed, the Compensation Committee granted PRSUs to certain of the Company's named executive officers in 2023. The PRSUs granted in 2023 have a three-year measurement period, which ended on December 31, 2025. The PRSU awards have terms substantially similar to those granted in 2024 and 2025.

The number of PRSUs that were eligible to vest based on Cumulative Adjusted EBITDA and Relative TSR achieved was determined in accordance with the chart below:

Cumulative Adjusted EBITDA During Measurement Period (75% Weight) ($ in millions)	Relative TSR During Measurement Period (25% Weight)	Number of PRSUs Vesting
Below Threshold: Below $892.5	**Below Threshold:** Below 30th percentile	0% of Target
Threshold: $892.5	**Threshold:** 30th percentile	50% of Target
Target: $1,020.0	**Target:** 50th percentile	100% of Target
Maximum: Greater than or equal to $1,147.5	**Maximum:** 70th percentile	200% of Target

The Company achieved Cumulative Adjusted EBITDA of $905.8 million* and Relative TSR at the 86th percentile over the three-year performance period ended December 31, 2025. As such, on February 18, 2026, based on the Cumulative Adjusted EBITDA and Relative TSR achieved, 91.4% of the PRSUs vested.

* The Cumulative Adjusted EBITDA achievement includes the planned 2025 Adjusted EBITDA contribution from the automotive keys business, which was originally included in the three-year performance goals, but from which the Company divested in December 2024.



2022 PRSU Awards

As previously disclosed, the Compensation Committee granted PRSUs to certain of the Company's named executive officers in 2022. 50.6% of such PRSUs granted in 2022 vested in February 2025 based on the Company's Cumulative Adjusted EBITDA performance over the three-year performance period ended December 31, 2024.

2021 Performance-Based Stock Options

As previously disclosed, the Compensation Committee granted performance-based stock options to certain of the Company's named executive officers in 2021, a portion of which vested in 2025 and some of which remain outstanding. The performance-based stock options become eligible to vest and become exercisable in 25% increments, each upon the later to occur of (i) the first four anniversaries of the grant date, respectively, and (ii) the attainment of a closing price of the Company's common stock at or above, for each respective 25% increment, $5, $10, $15, and $20 over the exercise price, for twenty consecutive trading days.

Retirement, Health and Welfare Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees, including our named executive officers. As with all Company employees, our named executive officers are eligible to receive 401(k) employer matching contributions equal to 100% of the first 4% of compensation contributed by the named executive officer (subject to limits set by the Internal Revenue Service). The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, dental, vision, pharmacy, life, disability and accidental death and disability insurance. We also provide travel insurance to all employees who travel for business purposes.

We provide certain enhanced retirement vesting of equity-incentive awards as described in "Potential Payments Upon Termination or Change in Control—Potential Payments Upon Termination or Change in Control Table."

Perquisites

The Company provides the named executive officers a limited number of perquisites that the Compensation Committee believes are reasonable and consistent with the objective of attracting and retaining highly qualified executives. The perquisites which are currently available to certain of our named executive officers include an automobile allowance, an allowance for executive physicals, Company-paid group term life insurance premiums and relocation benefits under the Company's mobility program. Please see footnote 7 to the "Summary Compensation Table for 2025" on page 43 for more information regarding perquisites.



Compensation Policies and Other Information

Employment and Severance Agreements

The Compensation Committee recognizes that, from time to time, it is appropriate to enter into agreements with our executive officers to ensure that we continue to retain their services and to promote stability and continuity within the Company. All of our named executive officers have an employment agreement with the Company. A description of these agreements can be found in the section titled "Potential Payments Upon Termination or Change in Control—Employment Agreements with Named Executive Officers."

Tax and Accounting Considerations

Section 280G. Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and related provisions impose substantial excise taxes under Section 4999 of the Code on so-called "excess parachute payments" payable to certain named executive officers upon a change in control and result in the loss of the compensation deduction for such payments by the Company. None of the employment agreements entered into with named executive officers contain excise tax gross-up provisions.

Tax Deductibility of Awards Under the Omnibus Plan. Section 162(m) of the Code ("Section 162(m)") generally disallows a federal tax deduction by the Company for compensation paid to Covered Employees (as defined in Section 162(m)) in excess of $1,000,000. Though tax deductibility is one of many factors considered by the Compensation Committee when determining executive compensation, the Compensation Committee may make decisions in designing and approving pay programs that are not driven by tax consequences to the Company.

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with the requirements of ASC 718.

Clawback Policy

We maintain a clawback policy to comply with the SEC rules promulgated under the Dodd-Frank Act and NYSE listing standards regarding the recovery from executive officers of erroneously awarded incentive-based compensation (including cash and equity) received by our current and former executive officers on or after October 2, 2023, the effective date specified in the NYSE listing standards, if we are required to restate our financial results due to material noncompliance with financial reporting requirements under the federal securities laws, including the corrections of errors. The policy covers both current and former executive officers, even if not directly involved in the activity that caused or contributed to the misstatement, and includes a three-year lookback requirement.

Equity Grant Policies and Practices

Pursuant to our Policy on Granting Equity Awards, most of our equity grants occur on a pre-determined schedule, with equity grants generally occurring on the second trading day after the public release of the Company's annual or quarterly earnings. Neither the Board nor the Compensation Committee grants equity awards in anticipation of the release of material nonpublic information, and the Company does not time the release of material nonpublic information based upon grant dates of equity awards or for the purpose of affecting the value of executive compensation. We did not grant any stock options or other stock appreciation awards in 2025.

Insider Trading, Anti-Hedging and Anti-Pledging Policies

We have adopted an insider trading policy that covers the purchase, sale and other transactions in Company securities by the Company's directors, officers and other employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. It is also the policy of the Company to comply with all applicable securities laws when transacting in its own securities. A copy of our insider trading policy is attached as Exhibit 19.1 to our 2025 Annual Report on Form 10-K.



Our insider trading policy also expressly prohibits our directors, officers and other employees from, among other things:

- trading in options, warrants, puts and calls or similar instruments on Company securities;
- selling Company securities "short";
- holding Company securities in margin accounts; and
- pledging Company securities as collateral for loans.

In addition to the Company's insider trading policy, the Company has a formal anti-hedging policy. This policy prohibits our officers and directors from entering into hedging or monetization transactions involving Company stock, such as prepaid variable forward contracts, equity swaps, collars and exchange funds.

Stock Ownership Guidelines and Stock Holding Requirement

The Compensation Committee adopted the following stock ownership guidelines which are applicable to our executive officers:

Title	Stock Ownership Guideline	
CEO	6 times annual base salary	OPENLANE's CEO holds shares in excess of **50x** annual base salary
Other Executive Officers	3 times annual base salary	

Executive officers must hold 60% of the vested shares, net of taxes, of Company stock received under awards granted on or after January 1, 2015 until the applicable ownership guideline is met. All named executive officers own shares in excess of the stock ownership guidelines.

Results of Say on Pay Vote at 2025 Annual Meeting

At the Company's 2025 annual meeting of stockholders, the Company held a non-binding stockholder vote on executive compensation (commonly referred to as "Say on Pay"). At the meeting, excluding broker non-votes, approximately 99% of the votes on the matter were cast to approve the Company's executive compensation programs, approximately 1% of the votes were cast against, and less than 0.5% abstained from voting. Although we received a significant level of support at the 2025 annual meeting, we welcomed stockholder engagement as described on page 19.

The Compensation Committee considered the results of the vote, including the appropriateness of the compensation philosophy and objectives, the role of the Compensation Committee and executive officers in setting compensation, the elements used to achieve the compensation philosophy and objectives and the levels of compensation provided to the named executive officers.

As described in more detail in Proposal No. 3 above, the Company is again holding a Say on Pay vote to approve executive compensation at the 2026 annual meeting of stockholders.



COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis for executive compensation for 2025 and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's 2025 Annual Report on Form 10-K.

COMPENSATION COMMITTEE







Carmel Galvin,
Chair

Randolph Altschuler

Roy Mackenzie

ANALYSIS OF RISK IN THE COMPANY'S COMPENSATION STRUCTURE

The Compensation Committee considers the potential risks in our business when designing and administering the Company's pay programs, and the Compensation Committee believes its balanced approach to performance measurement and pay delivery works to avoid misaligned incentives for individuals to undertake excessive or inappropriate risk. Each year, with the assistance of its independent compensation consultant and Company management, the Compensation Committee reviews the Company's compensation policies and practices to evaluate whether the compensation arrangements of the Company's employees encourage unnecessary or excessive risk taking that is reasonably likely to have a material adverse effect on the Company.

In its most recent evaluation, the Compensation Committee considered the Company's employee compensation structures and noted numerous design elements that manage and mitigate risk without diminishing the incentive nature of the compensation. For example, the executive compensation program includes a balanced mix between cash and equity and between annual and long-term incentives. In addition, annual incentive awards and long-term incentive awards granted to executives are generally tied to corporate and stock price performance goals that encourage performance that supports the business as a whole. Further, the executive annual incentive awards and the PRSUs granted as part of the long-term incentive program include a maximum payout opportunity equal to 200% of target. Our executives are also expected to meet share ownership guidelines in order to align the executives' interests with those of our stockholders. Also, our clawback policy helps discourage inappropriate risks, as we are required to clawback erroneously awarded incentive compensation received by current and former executives if there is a restatement of our financial statements.

The Compensation Committee also reviewed the Company's compensation programs for certain design features that may have the potential to encourage excessive risk-taking, including over-weighting towards annual incentives, highly leveraged payout curves, unreasonable thresholds and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds. The Compensation Committee concluded that the Company's compensation programs (i) do not include such elements; or (ii) have implemented features, steps and controls that are designed to limit risks of our compensation arrangements. In light of these analyses, the Compensation Committee concluded that the Company has a balanced pay and performance program that does not encourage excessive risk-taking that is reasonably likely to have a material adverse effect on the Company.



SUMMARY COMPENSATION TABLE FOR 2025

The table below provides information regarding the total compensation earned by or granted to our named executive officers during the last three fiscal years ended December 31, 2025, 2024 and 2023.

Name and Principal Position[1]	Year[2]	Salary	Bonus[3]	Stock Awards[4]	Option Awards[5]	Non-Equity Incentive Plan Compensation[6]	All Other Compensation[7]	Total
Peter Kelly Chief Executive Officer	2025	$773,000		$7,494,007		$1,932,500	$33,627	$10,233,134
	2024	$773,000		$5,550,831		$1,059,976	$34,846	$7,418,653
	2023	$773,000		$4,783,508		$1,131,220	$33,627	$6,721,355
Brad Herring Executive Vice President and Chief Financial Officer	2025	$315,192	$100,000	$2,409,414		$528,000	$12,250	$3,364,856
Brad Lakhia Former Executive Vice President and Chief Financial Officer	2025	$110,577					$17,860	$128,437
	2024	$575,000		$1,276,690		$504,620	$33,870	$2,390,180
	2023	$398,077	$500,000	$1,497,198	$1,851,047	$358,256	$20,511	$4,625,089
James Coyle Executive Vice President and President, Marketplace	2025	$600,000		$2,248,225		$1,200,000	$34,960	$4,083,185
	2024	$600,000		$1,342,694		$808,200	$34,290	$2,785,184
	2023	$548,923		$621,077		$794,897	$33,690	$1,998,587
Chuck Coleman Executive Vice President, Chief Legal Officer and Secretary	2025	$473,116		$963,522		$709,970	$34,070	$2,180,678
	2024	$468,000		$555,093		$385,047	$33,870	$1,442,010
Will Mitchell President of AFC	2025	$418,269		$642,367		$609,172	$32,900	$1,702,708
	2024	$365,808	$22,000	$359,468		$251,536	$31,056	$1,029,868

(1) Other than for Mr. Lakhia, principal position reflects the position held on December 31, 2025. Mr. Lakhia served as Executive Vice President and Chief Financial Officer prior to resigning from the Company effective March 1, 2025.

(2) Mr. Herring commenced employment on May 27, 2025. Messrs. Coleman and Mitchell were not named executive officers for 2023.

(3) In connection with Mr. Herring's offer of employment, Mr. Herring received a one-time cash sign-on award of $100,000, which is subject to full repayment if Mr. Herring voluntarily terminates his employment with the Company within two years of payment.

(4) The amounts reported in this column for 2025 represent the grant date fair value of PRSUs and RSUs granted on February 21, 2025 to Messrs. Kelly, Coyle, Coleman and Mitchell and PRSUs and RSUs granted on May 27, 2025 to Mr. Herring, each computed in accordance with ASC 718. Amounts reported for 2024 and 2023 represent the grant date fair value of such awards computed in accordance with ASC 718. See Note 5 to our financial statements for 2025, 2024 and 2023 for information about the assumptions made in determining the grant date fair value. Assuming, instead, that the maximum level of performance is achieved with respect to the 2025 PRSU awards, based on grant date value of our common stock, the award that could be earned at the end of the performance period (excluding dividends) is as follows: Mr. Kelly – $7,987,972; Mr. Herring – $2,608,802; Mr. Coyle – $2,396,416; Mr. Coleman – $1,027,024; and Mr. Mitchell – $684,706.

(5) The amount reported in this column for 2023 represents the grant date fair value of such award computed in accordance with ASC 718. See Note 5 to our financial statements for 2023 for information about the assumptions made in determining the grant date fair value.

(6) The amount reported is equal to the amount paid to each named executive officer under the Annual Incentive Program, which is governed by the Omnibus Plan.

(7) The amounts reported for 2025 consist of the following:

- Automobile allowance: Mr. Kelly – $25,000; Mr. Herring – $10,315; Mr. Lakhia – $3,462; Mr. Coyle – $18,000; Mr. Coleman – $18,000; and Mr. Mitchell – $18,000.

- 401(k) matching contributions: Mr. Kelly – $4,757; Mr. Herring – $0; Mr. Lakhia – $14,000; Mr. Coyle – $14,000; Mr. Coleman – $14,000; and Mr. Mitchell – $14,000.

- Company paid group term life insurance premiums: Mr. Kelly – $3,870; Mr. Herring – $1,935; Mr. Lakhia – $398; Mr. Coyle – $1,350; Mr. Coleman – $2,070; and Mr. Mitchell – $900.

- Executive physical: Mr. Coyle – $1,610.



GRANTS OF PLAN-BASED AWARDS FOR 2025

The following table summarizes the awards granted to, and the payouts that were achievable for, each of our named executive officers in 2025 under the Annual Incentive Program and the grants of PRSUs and RSUs made under the Omnibus Plan.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)[3]	Grant Date Fair Value of Stock Awards ($)(l)[4]
		Threshold ($)(c)[1]	Target ($)(d)[1]	Maximum ($)(e)[1]	Threshold (#)(f)[2]	Target (#)(g)[2]	Maximum (#)(h)[2]		
Peter Kelly	—	483,125	966,250	1,932,500					
	2/21/2025				83,653	167,305	334,610		3,993,986
	2/21/2025							167,305	3,500,021
Brad Herring	—	132,000	264,000	528,000					
	5/27/2025				24,286	48,572	97,144		1,304,401
	5/27/2025							48,572	1,105,013
Brad Lakhia[5]									
James Coyle	—	300,000	600,000	1,200,000					
	2/21/2025				25,096	50,192	100,384		1,198,208
	2/21/2025							50,192	1,050,017
Chuck Coleman	—	177,493	354,985	709,970					
	2/21/2025				10,756	21,511	43,022		513,512
	2/21/2025							21,511	450,010
Will Mitchell	—	152,293	304,586	609,172					
	2/21/2025				7,171	14,341	28,682		342,353
	2/21/2025							14,341	300,014

(1) Columns (c), (d) and (e) include the potential awards for performance at the threshold, target and maximum levels, respectively, under the Annual Incentive Program. See "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Program" for further information on the terms of the Annual Incentive Program.

(2) Columns (f), (g) and (h) include the potential number of PRSUs which may be earned for performance at the threshold, target and maximum levels, respectively. These awards vest if and to the extent that the sum of the Company's Cumulative Adjusted EBITDA and Relative TSR exceed certain levels over the three-year period beginning on January 1, 2025 and ending on December 31, 2027.

(3) Column (i) includes the number of RSUs granted in 2025. These awards vest ratably on each of the first three anniversaries of the grant date, subject to the named executive officer's continued employment with the Company through each such anniversary.

(4) The amounts reported in this column represent the grant date fair value of awards granted to our named executive officers, computed in accordance with ASC 718. For PRSUs, the grant date fair value is based on target performance. See Note 5 to our financial statements for 2025 for information about the assumptions made in determining the grant date fair value.

(5) Mr. Lakhia, who resigned from the Company effective March 1, 2025, was not granted cash or equity incentive awards in 2025.

Additional information concerning our cash and equity incentive awards and plans may be found in the sections titled "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Program" and "Long-Term Incentive Opportunities," respectively.



Proxy Statement

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2025

Name (a)	Grant Year	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)(b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)	Option Exercise Price ($)(e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(j)
Peter Kelly	2021	118,578[1]			13.81	03/04/2031				
	2021	237,154[2]		237,155[2]	13.81	03/04/2031				
	2021	176,125[3]			18.23	06/04/2031				
	2021	352,250[4]		352,251[4]	18.23	06/04/2031				
	2023								274,717[5]	8,181,072[5]
	2024								682,130[6]	20,313,831[6]
	2025								334,610[7]	9,964,686[7]
	2025						163,892[8]	4,880,704[8]		
Brad Herring	2025								97,144[7]	2,892,948[7]
	2025						48,572[8]	1,446,474[8]		
Brad Lakhia[9]										
James Coyle	2021	17,689[10]			14.66	11/05/2031				
	2021			141,510[11]	14.66	11/05/2031				
	2023								24,240[5]	721,867[5]
	2023								10,366[5]	308,699[5]
	2024								98,910[6]	2,945,540[6]
	2024								25,722[6]	766,001[6]
	2024						8,574[12]	255,334[12]		
	2025								100,384[7]	2,989,436[7]
	2025						50,192[8]	1,494,718[8]		
Chuck Coleman	2021			39,526[2]	13.81	03/04/2031				
	2021			58,709[4]	18.23	06/04/2031				
	2023								22,624[5]	673,743[5]
	2024								68,214[6]	2,031,413[6]
	2025								43,022[7]	1,281,195[7]
	2025						21,511[8]	640,598[8]		
Will Mitchell	2023						2,358[13]	70,221[13]		
	2024						4,548[13]	135,439[13]		
	2024								25,440[6]	757,603[6]
	2025								28,682[7]	854,150[7]
	2025						14,341[8]	427,075[8]		

(1) Represents the number of time-based stock options granted to Mr. Kelly on March 4, 2021, which vested and became exercisable in equal installments on each of the first four anniversaries of the grant date during Mr. Kelly's continued employment with the Company through each such anniversary.

(2) Represents the number of performance-based stock options granted on March 4, 2021, which become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $18.81, $23.81, $28.81, and $33.81, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(3) Represents the number of time-based stock options granted to Mr. Kelly on June 4, 2021, which vested and became exercisable in equal installments on each of the first four anniversaries of the grant date during Mr. Kelly's continued employment with the Company through each such anniversary.

(4) Represents the number of performance-based stock options granted on June 4, 2021, which become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each



respective 25% increment, $23.23, $28.23, $33.23, and $38.23, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(5) The total amounts and values in columns (i) and (j) equal the total number of unvested PRSUs granted on February 24, 2023 (and for Mr. Coyle, also on August 4, 2023), that may be earned and vest based on a combination of the Company's Cumulative Adjusted EBITDA (75% weighting) and Relative TSR (25% weighting) performance over a three-year period, at the actual level, held by the named executive officer and the market value of such awards, determined by multiplying the number of unvested PRSUs, at the actual level, by the market price of the Company's common stock at the close of the last trading day in 2025, which was $29.78 per share. Because the performance period for these PRSUs was completed as of the end of 2025, we have reported these PRSUs at the level actually earned.

(6) The total amounts and values in columns (i) and (j) equal the total number of unvested PRSUs granted on February 22, 2024 (but for Mr. Mitchell, May 3, 2024 and for Mr. Coyle, also on November 8, 2024), that may be earned and vest based on a combination of the Company's Cumulative Adjusted EBITDA (75% weighting) and Relative TSR (25% weighting) performance over a three-year period, at the maximum level, held by the named executive officer and the market value of such awards, determined by multiplying the number of unvested PRSUs, at the maximum level, by the market price of the Company's common stock at the close of the last trading day in 2025, which was $29.78 per share. In calculating the number of PRSUs and their value, we are required by SEC rules to compare our performance through 2025 under the PRSU grants against the threshold, target and maximum performance levels for the grant and report in these columns the applicable potential share number and payout amount. If the performance is between levels, we are required to report the potential payout at the next highest level. Through December 31, 2025, we were above target levels of performance and have accordingly reported the PRSUs at the maximum award level.

(7) The total amounts and values in columns (i) and (j) equal the total number of unvested PRSUs granted on February 21, 2025 (but May 27, 2025 for Mr. Herring), that may be earned and vest based on a combination of the Company's Cumulative Adjusted EBITDA (75% weighting) and Relative TSR (25% weighting) performance over a three-year period, at the maximum level, held by the named executive officer and the market value of such awards, determined by multiplying the number of unvested PRSUs, at the maximum level, by the market price of the Company's common stock at the close of the last trading day in 2025, which was $29.78 per share. In calculating the number of PRSUs and their value, we are required by SEC rules to compare our performance through 2025 under the PRSU grants against the threshold, target and maximum performance levels for the grant and report in these columns the applicable potential share number and payout amount. If the performance is between levels, we are required to report the potential payout at the next highest level. Through December 31, 2025, we were above target levels of performance and have accordingly reported the PRSUs at the maximum award level.

(8) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted on February 21, 2025 (but May 27, 2025 for Mr. Herring), that vest ratably on each of the first three anniversaries of the grant date during the named executive officer's continued employment with the Company through each such date, and the market value of such awards, determined by multiplying the number of unvested RSUs by the market price of the Company's common stock at the close of the last trading day in 2025, which was $29.78 per share.

(9) Mr. Lakhia, who resigned from the Company effective March 1, 2025, forfeited all outstanding equity awards.

(10) Represents the number of time-based stock options granted to Mr. Coyle on November 5, 2021, which vested and became exercisable in equal installments on each of the first four anniversaries of the grant date during Mr. Coyle's continued employment with the Company through each such anniversary.

(11) Represents the number of performance-based stock options granted to Mr. Coyle on November 5, 2021, which become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during Mr. Coyle's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $19.66, $24.66, $29.66, and $34.66, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(12) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted to Mr. Coyle on November 8, 2024, that vest ratably on each of the first three anniversaries of the grant date during Mr. Coyle's continued employment with the Company through each such date, and the market value of such awards, determined by multiplying the number of unvested RSUs by the market price of the Company's common stock at the close of the last trading day in 2025, which was $29.78 per share.

(13) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted to Mr. Mitchell on February 24, 2023 (for the 2023 grant year) and February 22, 2024 (for the 2024 grant year) that vest ratably on each of the first three anniversaries of the grant date during Mr. Mitchell's continued employment with the Company through each such anniversary, and the market value of such awards, determined by multiplying the number of unvested RSUs by the market price of the Company's common stock at the close of the last trading day in 2025, which was $29.78 per share.



OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2025

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)(b)	Value Realized on Exercise ($)(c)	Number of Shares Acquired on Vesting (#)(d)[1]	Value Realized on Vesting ($)(e)[2]
Peter Kelly	—	—	162,082	3,339,952
Brad Herring	—	—	—	—
Brad Lakhia	66,526	443,728	—	—
James Coyle	194,575	2,582,708	34,567	753,123
Chuck Coleman	147,351	1,523,365	21,853	466,940
Will Mitchell	—	—	6,842	145,892

(1)   The amounts shown in column (d) represent the number of shares the named executives acquired upon the vesting of PRSUs (for Messrs. Kelly, Coyle and Coleman) and RSUs during 2025.

(2)   The amounts shown in column (e) represent the aggregate dollar value realized upon the vesting of PRSUs (for Messrs. Kelly, Coyle and Coleman) and RSUs during 2025 (calculated by multiplying the number of shares by the closing price of our common stock on the date the PRSUs and RSUs vested).



Proxy Statement

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following is a discussion of the treatment of equity-based awards held by our named executive officers and annual cash incentive awards due to our named executive officers upon certain types of employment terminations or the occurrence of a change in control of the Company. For a discussion of our named executive officers' severance payments and the treatment of their annual cash incentive awards that may become due upon certain types of employment terminations pursuant to their employment agreements, see "Employment Agreements with Named Executive Officers" below.

Equity-Based Awards—Omnibus Plan

To the extent a named executive officer's employment agreement does not provide otherwise, the Omnibus Plan and the related award agreements thereunder provide for the following treatment of stock options and other equity awards issued pursuant to the Omnibus Plan upon the termination of employment scenarios or a change in control, as set forth below. Since December 10, 2009, all grants of stock options and other equity awards have been and will be made pursuant to the terms of the Omnibus Plan.

Award Type	Termination or Change in Control Scenario*
Options	**Voluntary Termination or Termination for Cause:** If voluntary, vested options remain exercisable for three months (or until earlier expiration date); if for Cause, all vested and unvested options are cancelled. **Termination Without Cause or for Good Reason:** Unless otherwise specified in an award agreement, vested options remain exercisable for three months (or until earlier expiration date). **Death or Disability:** Vested options remain exercisable for 1 year (or until earlier expiration date). Unvested options vest in full, with performance awards remaining subject to performance achievement (performance must be achieved within 1 year of death/disability, with options remaining exercisable for the earlier of 1 year from death/disability and the original expiration date). **Retirement:** Vested options remain exercisable until the original expiration date. Unvested options continue to vest in accordance with the applicable vesting schedule and remain subject to performance requirements. **Effect of Change in Control:** Double trigger vesting for options assumed or replaced and single trigger vesting for options that are not assumed or replaced, with performance measured at the time of the change in control under each scenario.
PRSUs	**Voluntary Termination or Termination for Cause:** Automatic forfeiture. **Without Cause or for Good Reason:** Prorated portion of the PRSUs vests based on the Company's actual performance during the performance period and the number of full months employed during such performance period. **Death or Disability:** Full vesting of the PRSUs based on the Company's actual performance during the performance period. **Retirement:** If attaining age 65 and at least 5 years of service with the Company and its affiliates ("normal retirement"), full vesting of the PRSUs based on the Company's actual performance during the performance period. If attaining age 55 with at least 10 years of service with the Company and its affiliates ("early retirement"), prorated portion of the PRSUs based on the Company's actual performance during the performance period and the number of full months worked through the retirement date plus a credit of an additional 12 months. **Effect of Change in Control:** Double trigger vesting at target performance level for PRSUs that are assumed or replaced; single trigger vesting at the target performance level for PRSUs that are not assumed or replaced (except at actual performance level for the Relative TSR portion of the PRSUs, with performance measured at the time of the change in control).
RSUs	**Voluntary Termination or Termination for Cause:** Forfeiture of any unvested RSUs. **Without Cause or for Good Reason:** For the RSUs granted in November 2024 and in 2025, a prorated portion of RSUs will continue to vest based on the number of full months employed since the most recent anniversary of the grant date. For all other RSUs, forfeiture of any unvested RSUs. **Death or Disability:** Full, immediate vesting of any unvested RSUs. **Retirement:** If "normal retirement," any unvested RSUs will continue to vest in full as scheduled. If "early retirement," a prorated portion of any unvested RSUs scheduled to vest in the 12 months following the retirement date will continue to vest as originally scheduled, along with a prorated portion of such RSUs which is based on the number of full months employed since the most recent anniversary of the grant date (after giving 12 months vesting credit following the date of retirement). **Effect of Change in Control:** Double trigger vesting for any RSUs that are assumed or replaced; single trigger vesting for any RSUs that are not assumed or replaced.

* Unless otherwise specified in an award agreement, all unvested equity-based awards under the Omnibus Plan will be forfeited upon a termination of employment for any reason (except in the case of disability or death, as described in the Omnibus Plan).



Unless specified otherwise in a named executive officer's employment agreement, the termination of a named executive officer's employment with the Company or any subsidiary will be deemed to be for "cause" under the Omnibus Plan upon any of the following events: (i) the refusal or neglect of the named executive officer to perform substantially his employment-related duties; (ii) the named executive officer's personal dishonesty, incompetence, willful misconduct, or breach of fiduciary duty; (iii) the named executive officer's indictment for, conviction of, or entering a plea of guilty or *nolo contendere* to a crime constituting a felony or his willful violation of any applicable law (other than certain exceptions set forth in the Omnibus Plan); (iv) the named executive officer's failure to reasonably cooperate, following a request to do so by the Company, in any internal or governmental investigation of the Company or any subsidiary; (v) any other act or conduct that would constitute cause for the termination of the named executive officer's employment under applicable law; (vi) the named executive officer's material breach of any written policies or rules of the Company or its subsidiaries, including any sexual harassment policy; or (vii) the named executive officer's material breach of any written covenant or agreement not to disclose any information pertaining to the Company or a subsidiary or not to compete or interfere with the Company or a subsidiary.

The Omnibus Plan does not provide a default "good reason" definition in the event such term is not specified in a named executive officer's employment agreement.

Annual Cash Incentive Awards—Omnibus Plan

Termination or Change in Control Scenario
Death, Disability, Voluntary Termination (with or without Good Reason) or Termination by the Company (for Cause or without Cause): Annual cash incentive awards are treated as described in the executive's employment agreement with the Company, to the extent applicable. See "Employment Agreements with Named Executive Officers" below for more information.
Retirement: Unless otherwise specified in an employment agreement, an executive receives a prorated amount of the incentive award based on actual performance for the performance period.
Effect of Change in Control: Unless otherwise determined by the administrator of the Omnibus Plan or as evidenced in an award agreement, pro rata payment based on actual performance, in the administrator's discretion.



Proxy Statement

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

The amounts in the table below are based on employment agreements that were in effect for each named executive officer on December 31, 2025, and assume that the termination and/or change in control, as applicable, was effective as of December 31, 2025, the last day of the prior fiscal year, and that the respective named executive officers exercised all options and/or received cash in exchange for eligible PRSUs and RSUs at such time. The table is merely an illustrative example of the impact of a hypothetical termination of employment or change in control. The amounts that would actually be paid upon a termination of employment can only be determined at the time of such termination, based on the facts and circumstances then prevailing. Mr. Lakhia's employment with the Company terminated on March 1, 2025 and the table below describes the amount he actually received in connection with his termination of employment.

Named Executive Officer and Triggering Event	Cash Severance	Non-Equity Incentive Pay[1]	Options[2]	PRSUs[3]	RSUs[4]	Life Insurance[5]	Total
Peter Kelly							
• Death	$44,402[8]	$1,932,500	—	$23,320,330	$4,880,704	$800,000	$30,977,936
• Disability[6]	$44,402[8]	$1,932,500	—	$23,320,330	$4,880,704	—	$30,177,936
• Retirement[7]	—	—	—	$21,659,559	$2,950,811	—	$24,610,370
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$3,522,902[9]	$1,932,500	—	$21,659,559	$2,950,811	—	$25,019,373
• CIC (single trigger)	—	$1,932,500	$1,893,675	—	—	—	$3,826,175
• Termination after CIC (double trigger)	$3,522,902[10]	$1,932,500	$1,893,675	$23,320,330	$4,880,704	—	$35,550,111
Brad Herring							
• Death	$42,728[8]	$528,000	—	$1,446,475	$1,446,474	$800,000	$4,263,677
• Disability[6]	$42,728[8]	$528,000	—	$1,446,475	$1,446,474	—	$3,463,677
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,527,728[9]	$528,000	—	$482,168	$401,792	—	$2,939,688
• CIC (single trigger)	—	$528,000	—	—	—	—	$528,000
• Termination after CIC (double trigger)	$2,022,728[10]	$528,000	—	$1,446,475	$1,446,474	—	$5,443,677
Brad Lakhia							
• Voluntary	—	—	—	—	—	—	—
James Coyle							
• Death	$44,402[8]	$1,200,000	—	$4,381,055	$1,750,052	$800,000	$8,175,509
• Disability[6]	$44,402[8]	$1,200,000	—	$4,381,055	$1,750,052	—	$7,375,509
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,844,402[9]	$1,200,000	—	$2,766,056	$425,854	—	$6,236,312
• CIC (single trigger)	—	$1,200,000	$1,069,816	—	—	—	$2,269,816
• Termination after CIC (double trigger)	$2,444,402[10]	$1,200,000	$1,069,816	$4,381,055	$1,750,052	—	$10,845,325
Chuck Coleman							
• Death	$44,402[8]	$709,970	—	$2,330,046	$640,598	$800,000	$4,525,016
• Disability[6]	$44,402[8]	$709,970	—	$2,330,046	$640,598	—	$3,725,016
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,291,277[9]	$709,970	—	$1,564,462	$177,936	—	$3,743,645
• CIC (single trigger)	—	$709,970	$315,615	—	—	—	$1,025,585
• Termination after CIC (double trigger)	$1,706,902[10]	$709,970	$315,615	$2,330,046	$640,598	—	$5,689,131
Will Mitchell							
• Death	—	$609,172	—	$805,876	$632,735	$800,000	$2,847,783
• Disability[6]	—	$609,172	—	$805,876	$632,735	—	$2,047,783
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,115,625[9]	$609,172	—	$394,913	$118,644	—	$2,566,858
• CIC (single trigger)	—	$609,172	—	—	—	—	$609,172
• Termination after CIC (double trigger)	$1,487,500[10]	$609,172	—	$805,876	$632,735	—	$3,535,283



(1) The amounts reported are equal to the full amount of the named executive officer's 2025 bonus (a December 31, 2025 termination results in a 100% payout, whereas a termination on any other date would result in a prorated amount to the extent applicable).

(2) The amounts reported assume an OPENLANE common stock price of $29.78, which was the closing price on December 31, 2025, the last trading day of the year. The amounts reported in the event of a Change in Control reflect the intrinsic ("in-the-money") value of shares underlying only the performance-based option awards subject to a stock price target of $28.81 (for Messrs. Coleman and Kelly) and $29.66 (for Mr. Coyle). The stock price targets for such options are measured at the time of a Change in Control. Assuming a Change in Control that occurs on December 31, 2025, at an OPENLANE common stock price of $29.78, the stock price targets for such options would be deemed satisfied and such options would vest. The amounts disclosed in this column do not otherwise include the value of the unvested performance-based option awards granted in 2021 because the performance conditions which are satisfied upon the attainment and maintenance of the Company's stock price at or above a certain level above the exercise price of the options had not been satisfied based on the assumption of an OPENLANE common stock price of $29.78. In the event of a termination of a named executive officer's employment due to death or disability, the performance-based options will remain eligible to attain the performance conditions for one year following such termination of employment. In the event of a named executive officer's retirement (if eligible), the performance-based options will continue to vest in accordance with the applicable vesting schedule and remain subject to performance requirements.

(3) The amounts reported assume an OPENLANE common stock price of $29.78, which was the closing price on December 31, 2025, the last trading day of the year. In the event that a named executive officer terminates employment as a result of the named executive officer's death, Disability, Retirement, Normal Retirement or Early Retirement (if eligible) (each as defined in the Omnibus Plan except for Normal Retirement and Early Retirement which are defined in the applicable award agreements) prior to a Change in Control (as defined in the Omnibus Plan) and as of December 31, 2025, each of the named executive officers would be entitled to, (i) in the case of death or Disability, or Normal Retirement (if eligible), continued vesting of all of the 2023, 2024 and 2025 PRSUs, and (ii) in the case of Early Retirement (if eligible), all of the 2023 and 2024 PRSUs and 24/36ths of the 2025 PRSUs, in each case based on actual performance of the 2023, 2024 and 2025 PRSUs. In the event that a named executive officer is terminated without Cause or resigns for Good Reason (each as defined in the applicable employment agreement) prior to a Change in Control and as of December 31, 2025, the named executive officer would be entitled to continued vesting of all of the 2023 PRSUs, 24/36ths of the 2024 PRSUs and 12/36ths of the 2025 PRSUs, based on actual performance. With respect to the events described above, the amounts disclosed in the table for the 2023 PRSUs reflect actual performance and the amounts disclosed in the table for the 2024 and 2025 PRSUs assume performance at the target level.

If a Change in Control occurs prior to the termination of such named executive officer's employment, assuming a Change in Control date of December 31, 2025, he would be entitled to receive immediate vesting of (i) the target number of 2023 PRSUs and (ii) the target number of 2024 and 2025 PRSUs with respect to the Cumulative Adjusted EBITDA portion and the actual number of 2024 and 2025 PRSUs with respect to the Relative TSR portion (with performance measured at the time of the Change in Control), without proration, with respect to any such awards that are not assumed or replaced in the Change in Control, each as of the Change in Control date. If awards are assumed or replaced in the Change in Control, and such named executive officer's employment is terminated following the Change in Control as a result of a termination without Cause or a resignation for Good Reason, assuming a Change in Control date of December 31, 2025, he would be entitled to receive immediate vesting of the target number of 2023, 2024 and 2025 PRSUs, without proration, as of his termination date. With respect to a Change in Control, the amounts disclosed in the "CIC (single trigger)" rows in the table assume that the awards are assumed or replaced in the Change in Control.

(4) The amounts reported assume an OPENLANE common stock price of $29.78, which was the closing price on December 31, 2025, the last trading day of the year. In the event a named executive officer's employment is terminated as a result of a termination for Cause or a voluntary termination prior to a Change in Control and as of December 31, 2025, he would forfeit the unvested portion of his RSUs. If a Change in Control occurs prior to the termination of such named executive officer's employment, assuming a Change in Control date of December 31, 2025, he would be entitled to receive immediate vesting of any RSU awards that are not assumed or replaced in the Change in Control, each as of the Change in Control date. If such named executive officer's employment is terminated following a Change in Control as a result of a termination without Cause or a resignation for Good Reason, assuming a Change in Control date of December 31, 2025, he would be entitled to receive immediate vesting of any RSU awards that are assumed or replaced in the Change in Control, as of his termination date. With respect to a Change in Control, the amounts disclosed in the "CIC (single trigger)" rows in the table assume that the RSUs are assumed or replaced in the Change in Control. In the event a named executive officer's employment is terminated due to his death or Disability prior to a Change in Control and as of December 31, 2025, he would be entitled to receive immediate vesting of the unvested portion of his RSUs.

For the RSUs granted in November 2024 and in 2025, in the event a named executive officer's employment is terminated as a result of a termination without Cause or a resignation for Good Reason prior to a Change in Control and as of December 31, 2025, a prorated portion of RSUs would continue to vest based on the number of full months employed since the most recent anniversary of the grant date; for all other RSUs, any unvested RSUs would be forfeited. In the event that a named executive officer terminates employment prior to a Change in Control due to his Normal Retirement or Early Retirement (if eligible), he would be entitled to receive (i) if due to Early Retirement, continued vesting of the unvested portion of his RSUs that are scheduled to vest on the first anniversary of the grant date following the retirement date plus a prorated portion of unvested RSUs, if any, scheduled to vest on the next anniversary of the grant date occurring thereafter, based on the number of full months he was employed since the most recent anniversary of the grant date, and (ii) if due to Normal Retirement, continued full vesting of the RSUs.

(5) Under the Group Term Life Policy, a named executive officer's designated beneficiary is entitled to a payment in an amount equal to two times his annual salary, not exceeding $800,000.

(6) Long-term disability is a Company-paid benefit for all employees and therefore is not included in this table. The long-term disability benefit is only paid after six months on short-term disability and is 66.67% of base pay capped at $15,000 per month.

(7) As of December 31, 2025, Mr. Kelly would have been entitled to receive continued vesting of a portion of the RSUs and PRSUs because he had met the requirements for an Early Retirement under the applicable award agreements under the Omnibus Plan (he was 55 years of age with at least 10 years of service). Messrs. Herring, Coyle, Coleman and Mitchell had not satisfied any of the Retirement, Normal Retirement or Early Retirement requirements under the applicable award agreements under the Omnibus Plan as of December 31, 2025, and thus, they would not have been entitled to accelerated or continued vesting of their equity or a prorated payout of their annual bonuses for a "retirement" as of such date.

(8) Under the terms of the employment agreements for Messrs. Kelly, Herring, Coyle, Coleman and Mitchell, he (or his estate) would be entitled to COBRA premium payments for 18 months in the event of his death or Disability. Mr. Mitchell would not have received this benefit with respect to a termination occurring on December 31, 2025 because he did not participate in our group health plans as of such date.

(9) These amounts are equal to (i) for Mr. Kelly, (a) two times the sum of Mr. Kelly's current annual base salary ($773,000) and his 2025 target bonus amount, and (b) COBRA premium payments for 18 months; and (ii) for Messrs. Herring, Coyle, Coleman and Mitchell, (a) one and a half times the sum of his current annual base salary ($550,000 for Mr. Herring, $600,000 for Mr. Coyle, $475,000 for Mr. Coleman and $425,000 for Mr. Mitchell) and target bonus amount, and (b) COBRA premium payments for 18 months (except for Mr. Mitchell).

(10) These amounts are equal to two times the sum of his current annual base salary ($773,000 for Mr. Kelly, $550,000 for Mr. Herring, $600,000 for Mr. Coyle, $475,000 for Mr. Coleman and $425,000 for Mr. Mitchell) and target bonus amount, and COBRA premium payments for 18 months (except for Mr. Mitchell).



Employment Agreements with Named Executive Officers

Each of our named executive officers has an employment agreement with the Company. A summary of each of the agreements is provided below.

Named Executive Officers

The Company has entered into substantially similar employment agreements with Messrs. Kelly, Herring, Coyle, Coleman and Mitchell (each, an "Executive") providing for their at-will employment and the severance and change of control payments described below (as previously disclosed, Mr. Lakhia was also subject to such substantially similar employment agreement prior to his termination of employment on March 1, 2025).

Termination Due to Death or Disability. If an Executive terminates his employment due to death or disability, the Company will be obligated to pay him (or his legal representatives) an amount equal to the sum of (i) any earned but unpaid base salary; (ii) accrued but unpaid vacation earned through the date of termination; (iii) unreimbursed business expenses; and (iv) any vested employee benefits. The aggregate of the foregoing is referred to as the "Accrued Obligations." In addition, the Executive or his estate/beneficiaries would be entitled to receive (i) COBRA premium payments for 18 months or until the Executive becomes eligible for coverage under another employer's health plan, if the Executive is participating in the Company's health plans on the date of such termination of employment (the "Continued Benefits"); (ii) the prorated portion of his annual bonus for the calendar year in which such termination of employment occurred, calculated based on the Executive's actual performance and based on the number of days the Executive was employed by the Company during such calendar year (the "Pro Rata Bonus"); and (iii) a payment equal to the amount of any annual bonus which has been earned in a prior year but which has not yet been paid to the Executive (the "Earned but Unpaid Bonus").

For purposes of their employment agreements, "disability" means a "Total Disability" (or equivalent) as defined in the Company's long-term disability plan in effect at the time of the disability.

Voluntary Termination or Termination for Cause. If an Executive voluntarily terminates his employment or if the Company terminates the Executive's employment for Cause, the Company's sole obligation will be to pay him the Accrued Obligations. For purposes of their employment agreements, "Cause" means the (i) Executive's willful, continued and uncured failure to perform substantially their duties under the agreement (other than any such failure resulting from incapacity due to medically documented illness or injury) for a period of 14 days following written notice by the Company to the Executive of such failure; (ii) Executive engaging in illegal conduct or gross misconduct that is demonstrably likely to lead to material injury to the Company, monetarily or otherwise; (iii) Executive's indictment or conviction of, or plea of *nolo contendere* to, a crime constituting a felony or any other crime involving moral turpitude; (iv) Executive's material breach of the Company's code of business conduct and ethics; or (v) Executive's violation of the restrictive covenants under the agreement or any other covenants owed to the Company by Executive.

Termination Without Cause or Resignation for Good Reason. In the event an Executive is terminated by the Company without Cause or he resigns for Good Reason, the Executive would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of one and a half times (except for Mr. Kelly, two times) his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus. For purposes of their employment agreements, "Good Reason" means (i) any material reduction of the Executive's authority, duties and responsibilities; (ii) any material failure by the Company to comply with any of the terms and conditions of the agreement; (iii) any failure to timely pay or provide the Executive's base salary, or any reduction in the Executive's base salary, excluding any base salary reduction made in connection with across the board salary reductions; (iv) the requirement by the Company that the Executive relocate his principal business location to a location more than 50 miles from the Executive's principal base of operation as of the effective date of the agreement; or (v) a Change of Control occurs and, if applicable, the Company fails to cause its successor (whether by purchase, merger, consolidation or otherwise) to assume or reaffirm the Company's obligations under the agreement without change. For purposes of the foregoing, "Change of Control" has the same meaning as the term "Change in Control" under the Omnibus Plan.

Change In Control Termination. In the event an Executive is terminated by the Company without Cause or such Executive resigns for Good Reason, as described above, and such termination occurs within two years of a



Change of Control (as defined under the Omnibus Plan), the Executive would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of two times his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus.

Requirements With Respect to Non-Competition and Non-Solicitation. Upon a termination of employment for any reason, an Executive is subject to the following one year post-termination restrictive covenants: (i) non-competition restrictions; and (ii) non-solicitation of Company employees and customers.


Proxy Statement

CEO PAY RATIO

Summary

For the 2025 fiscal year, the ratio of the annual total compensation of Mr. Kelly, our Chief Executive Officer ("CEO Compensation"), to the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries other than Mr. Kelly ("Median Annual Compensation") was 191 to 1.

This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described below. The assumptions used in the calculation of our estimated pay ratio are specific to our company and our employee population; therefore, our pay ratio may not be comparable to the pay ratios of other companies, including the companies in our comparator group.

In this summary, we refer to the employee who received the Median Annual Compensation as the "Median Employee." For purposes of this summary, Median Annual Compensation was $53,468 and was calculated by totaling for our Median Employee all applicable elements of compensation for the 2025 fiscal year in accordance with Item 402(c)(2)(x) of Regulation S-K. For purposes of this summary, CEO Compensation was $10,233,134. CEO Compensation for purposes of this disclosure represents the total compensation reported for Mr. Kelly in the "Summary Compensation Table for 2025" for the 2025 fiscal year.

Methodology

To identify the Median Employee, we first determined our employee population as of December 31, 2025 (the "Determination Date"). We had 4,791 employees (other than our CEO, Mr. Kelly), representing all full-time, part-time, seasonal and temporary employees of us and our consolidated subsidiaries as of the Determination Date. This number did not include any independent contractors or "leased" workers, as permitted by the applicable SEC rules. As permitted under the *de minimis* exemption to Item 402(u) of Regulation S-K, we chose to exclude 226 employees in the Philippines in identifying our Median Employee, which comprised less than 5% of our total employee population.

We then measured compensation for the period beginning on January 1, 2025 and ending on December 31, 2025 for 4,565 employees (after the permitted exclusions noted above). This compensation measurement was first calculated by totaling base salary (for salaried employees) and wages (for hourly employees) for each employee, and converting international currencies into U.S. dollars. We annualized the compensation for the portion of our permanent employee workforce (full-time and part-time) which worked for less than the full fiscal year due to commencing employment after the beginning of the fiscal year.

We identified the Median Employee, who was located in the U.S. We then calculated gross wages reported on Form W-2 which included cash compensation, including regular pay (wages and salary), all variants of overtime (if eligible), and all variants of bonus payments actually paid (if any).



PAY VERSUS PERFORMANCE

The following tables and related disclosures provide information about (i) the total compensation of our principal executive officer ("PEO") and our non-PEO named executive officers (collectively, the "Non-PEO NEOs") as presented in the Summary Compensation Table on page 43, (ii) the "compensation actually paid" ("CAP") to our PEO and Non-PEO NEOs, as calculated pursuant to Item 402(v) of Regulation S-K ("Item 402(v)"), (iii) certain financial performance measures, and (iv) the relationship of the CAP to those financial performance measures.

CAP, as determined under SEC rules, does not reflect the actual amount of compensation earned by or paid to our named executive officers during a covered year or the way in which the Compensation Committee views compensation decisions. The Compensation Committee did not consider the pay-versus-performance disclosure below in making its pay decisions for any of the years shown. For further information on our pay-for-performance philosophy and how our executive compensation aligns with the Company's performance, refer to "Compensation Discussion and Analysis" beginning on page 26.

Pay Versus Performance Table

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for First PEO ($)(1)(2)	Summary Compensation Table Total for Second PEO ($)(1)(2)	Compensation Actually Paid to First PEO ($)(1)(3)	Compensation Actually Paid to Second PEO ($)(1)(3)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(1)(4)	Average Compensation Actually Paid to Non-PEO NEOs ($)(1)(3)	Total Shareholder Return ($)(5)	Peer Group Total Shareholder Return ($)(6)	Net Income ($ Millions)(7)	Adjusted EBITDA ($ Millions)(8)
2025	—	10,233,134	—	24,042,695	2,291,973	2,819,180	160	142	177.7	332.6
2024	—	7,418,653	—	17,304,280	1,833,095	3,312,728	107	134	109.9	293.4
2023	—	6,721,355	—	7,642,078	1,954,108	2,094,025	80	123	(154.1)	272.0
2022	—	7,028,222	—	3,969,021	2,658,920	678,130	70	106	241.2	231.2
2021	4,736,187	8,420,877	3,227,659	10,028,492	2,615,880	2,711,700	84	127	66.5	434.2

(1) James P. Hallett was our PEO through March 31, 2021 (First PEO), and Peter J. Kelly became our PEO effective April 1, 2021 (Second PEO). Mr. Kelly was our PEO in 2022, 2023, 2024 and 2025. The Non-PEO NEOs included in these columns reflect the following:

- 2025: Bradley P. Herring; Brad S. Lakhia; James P. Coyle; Charles S. Coleman; and William C. Mitchell.
- 2024: Brad S. Lakhia; James P. Coyle; Charles S. Coleman; William C. Mitchell; and Sriram Subrahmanyam.
- 2023: Brad S. Lakhia; Scott A. Anderson; James P. Coyle; Sriram Subrahmanyam; James E. Money; and Justin T. Davis.
- 2022: Eric M. Loughmiller; James P. Hallett; James P. Coyle; Sriram Subrahmanyam; John C. Hammer; and Thomas J. Fisher.
- 2021: Eric M. Loughmiller; John C. Hammer; Justin T. Davis; and James P. Coyle.

(2) Amounts reflect the total compensation for our PEOs, as reported in the Summary Compensation Table for the applicable fiscal year.

(3) Amounts reflect the CAP to our PEOs and the average CAP to our Non-PEO NEOs, as computed in accordance with Item 402(v). Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. As provided in Item 402(v), the adjustments in the table below were made to our PEO's and to the average Non-PEO NEO's total compensation reported in the Summary Compensation Table for 2025 to determine the compensation actually paid to our PEO and the average compensation actually paid to Non-PEO NEOs for 2025 for purposes of this disclosure.

Summary Compensation Table ("SCT") Total for PEO and Non-PEO NEOs	2025 PEO	2025 Non-PEO NEOs
SCT Total	**$10,233,134**	**$2,291,973**
Adjustments for stock awards and option awards		
(Deduct): Aggregate value for stock awards and option awards included in SCT Total for the covered fiscal year	$(7,494,007)	$(1,252,706)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	$10,951,360	$1,778,676
Add (Deduct): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	$8,753,768	$687,039
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	$89,216	—
Add (Deduct): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	$1,509,224	$112,215
(Deduct): Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	—	$(798,017)
Add: Dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Total for the covered fiscal year	—	—
CAP Amounts (as calculated)	**$24,042,695**	**$2,819,180**

(4) Amounts reflect the average compensation for our non-PEO NEOs, as reported in the Summary Compensation Table for the applicable fiscal year.

(5) The amounts in this column assume the investment of $100 on December 31, 2020 in the Company's common stock and reinvestment of all dividends since that date.

(6) The amounts in this column assume the investment of $100 on December 31, 2020 in the S&P SmallCap 600 Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our 2025 Annual Report on Form 10-K.

(7) Amounts reflect the Company's net income as reported in the Company's audited financial statements for the applicable year.

(8) Adjusted EBITDA (a non-GAAP measure), as defined on page 33, was selected as the 2025 "Company-Selected Measure" as defined in Item 402(v).

Relationship Between CAP and Performance

The following charts set forth the relationship between our PEO's and Non-PEO NEOs' CAP to (i) our TSR and S&P SmallCap 600 Index TSR, (ii) our net income, and (iii) our Adjusted EBITDA, over the five-year period from 2021 through 2025, each as set forth in the table above.*

CAP vs. TSR





CAP vs. Net Income



CAP vs. Adjusted EBITDA

* PEO CAP for 2021 reflects the aggregate average 2021 CAP for Messrs. Kelly and Hallett, who each served as a PEO during a portion of 2021.

Financial Performance Measures

In accordance with Item 402(v) requirements, we are providing the following unranked list of the financial performance measures that the Company considers to have been most important in linking the CAP to the PEO and Non-PEO NEOs in 2025 as set forth in the table above and Company performance:

- Adjusted EBITDA
- Stock Price
- Relative Total Shareholder Return

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Audit Committee has appointed KPMG LLP ("KPMG") to serve as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2026. The Audit Committee and the Board seek to have the stockholders ratify the Audit Committee's appointment of KPMG, which has served as the Company's independent registered public accounting firm since 2007.

Although the Company is not required to seek stockholder approval of this appointment, the Board believes it is sound corporate governance to do so. If the appointment of KPMG is not ratified by the stockholders, the Audit Committee will consider the vote of the Company's stockholders and may appoint another independent registered public accounting firm or may decide to maintain its appointment of KPMG. Ratification of the appointment of our independent registered public accounting firm requires the affirmative vote of a majority of the shares present and entitled to vote at the 2026 annual meeting.

Representatives of KPMG will be present at the 2026 annual meeting and will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.



The Board of Directors recommends that you vote FOR the ratification of the appointment of KPMG as our independent registered public accounting firm for 2026.

Proxies solicited by the Board of Directors will be voted "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for 2026 unless stockholders specify a contrary vote.

Proxy Statement

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is currently comprised of four independent directors, each of whom satisfies the independence requirements of Section 10A of the Exchange Act and Rule 10A-3 thereunder. The Audit Committee oversees our financial reporting process on behalf of the Board and serves as the primary communication link between the Board as the representative of our stockholders, KPMG as our independent registered public accounting firm ("independent auditors"), and our internal auditors. Our management has the primary responsibility for our financial statements and the reporting process, including the systems of internal controls and for assessing the effectiveness of internal controls over financial reporting. The Audit Committee, at least quarterly, meets with the Company's Chief Financial Officer, the Company's head of Internal Audit and representatives of KPMG and conducts separate executive sessions to discuss, among other things, the audited consolidated financial statements, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting and compliance programs.

In fulfilling its responsibilities during the fiscal year, the Audit Committee reviewed and discussed with management the consolidated financial statements and related financial statement disclosures included in our Quarterly Reports on Form 10-Q and the audited consolidated financial statements and related financial statement disclosures included in our 2025 Annual Report on Form 10-K. Also, the Audit Committee reviewed with the independent auditors their judgments as to both the quality and the acceptability of our critical and significant accounting policies. The Audit Committee's review with the independent auditors included a discussion of the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. KPMG has provided the Audit Committee written disclosures and all communications required under PCAOB standards, including those concerning independence, and the Audit Committee has discussed the independent auditors' independence with KPMG. The Audit Committee has also reviewed non-audit services performed by KPMG and considered whether KPMG's provision of non-audit services was compatible with maintaining its independence from the Company.

The Audit Committee discussed with our internal auditors and independent auditors the overall scope and plans for their respective audits and reviewed our plans for compliance with management certification requirements pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee met with the internal auditors and independent auditors, with and without management present, to discuss the results of the auditors' procedures, their evaluations of our internal controls, including a review of the disclosure control process, and the overall quality of our financial reporting. Management represented to the Audit Committee that the Company's consolidated audited financial statements as of and for the fiscal year ended December 31, 2025 were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Audit Committee, or the Chair of the Audit Committee, also pre-approved all audit and non-audit services provided by the independent auditors during and relating to fiscal year 2025. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our 2025 Annual Report on Form 10-K.

The Audit Committee evaluates the performance of the independent auditors each year and determines whether to re-engage the current independent auditors or consider other audit firms. To assist in the evaluation of KPMG's performance for the 2025 audit, the Audit Committee conducted a comprehensive evaluation, which included obtaining input from certain members of management, assessing KPMG's independence, technical expertise, industry knowledge, adequacy of audit approach and scope, appropriateness of fees, and service and communication with management and the Audit Committee. The results of this evaluation were discussed with the KPMG engagement partner. The Audit Committee reviews with our Chief Financial Officer and the head of Internal Audit, the overall audit scope and plans, the results of internal and external audit examinations, evaluations by management and the independent auditors of our internal control over financial reporting, the quality of our financial reporting and the ability of the independent auditors to remain independent. Based on these evaluations, the Audit Committee approved the engagement of KPMG as our independent auditors for fiscal year 2026.

Although the Audit Committee has the sole authority to appoint the independent auditors, the Audit Committee has continued its long-standing practice of recommending that the Board ask our stockholders to ratify the appointment of the independent auditors at our annual meeting of stockholders.



AUDIT COMMITTEE




Michael T. Kestner,
Chair



Randolph Altschuler



J. Mark Howell



Mary Ellen Smith

FEES PAID TO KPMG LLP

The following table sets forth the aggregate fees charged to the Company by KPMG for audit services rendered in connection with the audit of our consolidated financial statements and reports for 2025 and 2024 and for other services rendered during 2025 and 2024 to the Company and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2025	2024
Audit Fees[1]	$2,918,031	$3,179,919
Audit-Related Fees[2]	489,826	555,126
Tax Fees[3]	141,853	89,875
All Other Fees[4]	1,780	1,780
Total Fees	**$3,551,490**	**$3,826,700**

(1) **Audit Fees:** Consists of fees for professional services rendered for the audit of our consolidated financial statements, review of the interim condensed consolidated financial statements included in the Company's quarterly reports, the audit of our internal controls over financial reporting and services that are normally provided by independent registered public accounting firms in connection with statutory and regulatory filings or engagements, and attest services, except those not required by statute or regulation.

(2) **Audit-Related Fees:** Consists principally of fees for professional services rendered for Service Organization Control 1 and 2 reporting, our Registration Statements on Form S-3 and Form S-8, as well as accounting advisory assistance with technical analysis.

(3) **Tax Fees:** Consists of fees for various tax planning and compliance projects.

(4) **All Other Fees:** Consists principally of a license to use KPMG's accounting research software.

AUDIT COMMITTEE PRE-APPROVAL POLICY

The Company's independent registered public accounting firm fee pre-approval policy provides for an annual process through which the Audit Committee evaluates the nature and scope of the audit prior to the commencement of the audit. The Audit Committee also evaluates audit-related, tax and other services that are proposed, along with the anticipated cost of such services. The Audit Committee reviews schedules of specific services to be provided. If other services are provided outside of this annual process, under the policy they may be (i) pre-approved by the Audit Committee at a regularly scheduled meeting; or (ii) pre-approved by the Chair of the Audit Committee, acting between meetings and reporting back to the Audit Committee at the next scheduled meeting. All audit fees, audit-related fees, tax fees and all other fees described above were approved by the Audit Committee or the Chair of the Audit Committee before such services were rendered.

OPENLANE

RELATED PERSON TRANSACTIONS

Review and Approval of Transactions with Related Persons

Pursuant to our written related person transactions policy, the Company reviews relationships and transactions in which the Company, or one of its business units, and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest.

In the course of the review and approval of a related person transaction, the Board or the Audit Committee may consider the following factors:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the Company;
- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
- any other matters that we deem appropriate.

Transactions in which the amount involved exceeds $120,000 in which the Company, or one of its business units, was a participant and a related person had a direct or indirect material interest are required to be disclosed in this proxy statement. Except for the transactions set forth below, there were no related person transactions identified since January 1, 2025.

Series A Preferred Stock

On June 10, 2020, we issued 500,000 shares of Series A Preferred Stock to Ignition Acquisition Holdings LP ("Ignition"), a Delaware limited partnership and affiliate fund of Apax, for an aggregate purchase price of $500 million, or $1,000 per share, in a private offering pursuant to the Investment Agreement, dated as of May 26, 2020, by and between the Company and the Apax Investor, an affiliate of Ignition (the "Apax Investment Agreement"). On June 10, 2020 and June 29, 2020, we issued an aggregate of 50,000 shares of Series A Preferred Stock to Periphas Kanga Holdings, LP ("Periphas"), a Delaware limited partnership and affiliate of Periphas Capital GP, LLC ("Periphas Capital"), for an aggregate purchase price of $50 million, or $1,000 per share, in private offerings pursuant to the Investment Agreement, dated as of May 26, 2020, by and between the Company and Periphas Capital (the "Periphas Investment Agreement" and, together with the Apax Investment Agreement, the "Investment Agreements").

On October 8, 2025, we repurchased 288,322 shares of Series A Preferred Stock from Ignition and 45,706 shares of Series A Preferred Stock from Periphas for a repurchase price of approximately $482.4 and $76.5 million, respectively. The repurchased shares of Series A Preferred Stock were retired. Following the repurchase, Periphas distributed its remaining shares of Series A Preferred Stock to SKM, LLC, Jeffrey Dodge and the Jeffrey Lynn Dodge 2011 Family Trust (collectively, the "Periphas Transferees"). Sanjeev Mehra, our former director, is the managing member of SKM, LLC, which received 11,023 shares in the distribution.

The Series A Preferred Stock ranks senior to our common stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends were payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payments, and thereafter, are payable in cash or in kind, or in any combination of both, at our option. The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

The Series A Preferred Stock is currently convertible at the option of the holders thereof into shares of common stock at a conversion price of $17.75 per share of Series A Preferred Stock and a conversion rate of 56.3380 shares of common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. Further, if the closing price of the common stock exceeds $31.0625 per share, as may be adjusted pursuant to the Certificate



of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at our election, all or any portion of the Series A Preferred Stock will be convertible into the relevant number of shares of common stock.

The holders of the Series A Preferred Stock are entitled to vote with the holders of our common stock as a single class on all matters submitted to a vote of the holders of our common stock.

At any time on or after June 10, 2026, we may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) the liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time on or after June 10, 2026 and prior to June 10, 2027 (B) 100% if the redemption occurs on or after June 10, 2027.

Upon the occurrence of a change of control, and subject to certain limitations set forth in the Certificate of Designations, each holder of the Series A Preferred Stock will either (i) receive such number of shares of common stock into which such holder is entitled to convert all or a portion of such holder's shares of Series A Preferred Stock at the then current conversion price, (ii) receive, in respect of all or a portion of such holder's shares of Series A Preferred Stock, the greater of (x) the amount per share of Series A Preferred Stock that such holder would have received had such holder, immediately prior to such change of control, converted such share of Series A Preferred Stock into common stock and (y) a purchase price per share of Series A Preferred Stock, payable in cash, equal to the product of (A) 105% multiplied by (B) the sum of the liquidation preference and accrued dividends with respect to such share of Series A Preferred Stock, or (iii) unless the consideration in such change of control event is payable entirely in cash, retain all or a portion of such holder's shares of Series A Preferred Stock.

For so long as the Apax Investor or its affiliates beneficially own at least 25% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis, the Apax Investor will continue to have the right to appoint one individual to the Board. Additionally, so long as the Apax Investor or its affiliates beneficially own at least 50% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis, the Apax Investor will have the right to appoint one non-voting observer to the Board. Likewise, while Periphas beneficially owned a certain percentage of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis, Periphas had the right to appoint one non-voting observer to the Board.

The Apax Investor and certain of its affiliates are subject to certain standstill restrictions, until the Apax Investor no longer beneficially owns 25% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis. Periphas was also subject to certain standstill restrictions, until Periphas no longer owned 50% of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis.

The Apax Investor, its affiliates and the Periphas Transferees have (and Periphas previously had) certain customary registration rights with respect to shares of the Series A Preferred Stock and the shares of the common stock held by it issued upon any future conversion of the Series A Preferred Stock. Pursuant to these rights, on February 18, 2021 and again on February 22, 2024, the Company filed a shelf registration statement on Form S-3 with the SEC to register for resale an aggregate of (i) 634,305 shares of Series A Preferred Stock and (ii) the total number of shares of common stock issuable upon conversion of all such shares of Series A Preferred Stock (35,735,493 shares on the expired registration statement and 36,051,606 shares on the replacement registration statement). Under the registration statement, Ignition and the Periphas Transferees (previously Periphas) may offer and sell shares of Series A Preferred Stock or shares of common stock in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

At the close of business on April 7, 2026, the record date, Ignition held 288,323 shares of our Series A Preferred Stock, which shares represented approximately 13.31% of our common stock on an as-converted basis.

OPENLANE

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS

Nomination of Directors and Other Business of Stockholders

In order to submit stockholder proposals for inclusion in our proxy statement related to the 2027 annual meeting of stockholders pursuant to SEC Rule 14a-8, materials must be received by the Secretary at the Company's principal executive office at OPENLANE, Inc., Secretary, 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032 no later than December 25, 2026.

The proposals must comply with all of the requirements of SEC Rule 14a-8. Proposals should be addressed to: Charles S. Coleman, EVP, Chief Legal Officer and Secretary, OPENLANE, Inc., 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032. As the SEC's shareholder proposal rules make clear, simply submitting a proposal does not guarantee its inclusion in our proxy statement.

The Company's By-Laws also establish an advance notice procedure with regard to director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement pursuant to SEC Rule 14a-8, but that a stockholder instead wishes to present directly at an annual meeting. To be properly brought before the 2027 annual meeting, a notice of the nomination or the matter the stockholder wishes to present at the meeting must be delivered to the Secretary at the Company's principal office in Carmel, Indiana (see address above), not less than 90 or more than 120 days prior to the first anniversary of the date of this year's annual meeting. As a result, any notice given by or on behalf of a stockholder pursuant to these provisions of the Company's By-Laws (and not pursuant to SEC Rule 14a-8) must be received no earlier than February 5, 2027, and no later than March 7, 2027. All director nominations and stockholder proposals must comply with the requirements of the Company's By-Laws, a copy of which may be obtained at no cost from the Secretary of the Company by writing to OPENLANE, Inc., Secretary, 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032. In addition to satisfying the advance notice and other requirements in our By-Laws, a stockholder who intends to solicit proxies in support of director nominees other than the Board's nominees must comply with all the requirements of SEC Rule 14a-19.

Other than the proposals described in this proxy statement, the Company does not expect any matters to be presented for a vote at the 2026 annual meeting. However, if you grant a proxy, the persons named as proxy holders on the proxy card will have the discretion to vote your shares on any additional matters properly presented for a vote at the 2026 annual meeting. If for any unforeseen reason, any one or more of the Board's nominees is not available to stand for election as director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated as a substitute by the Board.

The chairman of the meeting may refuse to allow the transaction of any business not presented beforehand, or to acknowledge the nomination of any person not made in compliance with the foregoing procedures.



QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why am I receiving these materials?

A: We are providing these proxy materials to you in connection with the solicitation, by our Board, of proxies to be voted at the Company's 2026 annual meeting of stockholders and at any adjournments or postponements thereof. Stockholders are invited to attend the 2026 annual meeting to be held via a live audio webcast on June 5, 2026 beginning at 9:00 a.m., Eastern Daylight Time, at www.virtualshareholdermeeting.com/OPLN2026, where stockholders will be able to listen to the meeting live, submit questions and vote online. You will need the 16-digit control number provided on your Notice (as defined below under "Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?"), on your proxy card, or on the instructions that accompanied your proxy materials. Our proxy materials are first being distributed to stockholders on or about April 24, 2026.

Q: What proposals will be voted on, what is the Board's voting recommendation, and what are the standards for determining whether a proposal has been approved?

A: The holders of shares of Series A Preferred Stock are being asked to vote, as a separate class, on:

- **Proposal No. 1:** To elect one director (Roy Mackenzie) designated by the Apax Investor to serve until the 2027 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal.

The holders of shares of common stock and shares of Series A Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items:

- **Proposal No. 2:** To elect eight directors to serve until the 2027 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal.

- **Proposal No. 3:** To approve, on an advisory basis, executive compensation.

- **Proposal No. 4:** To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2026.

Proposal	Voting Choices and Board Recommendation	Voting Standard	Effect of Abstention	Effect of Broker Non-Vote
1. Election of Director Nominee Designated by the Apax Investor	• Vote "FOR" the nominee • Vote "AGAINST" the nominee • Abstain from voting for the nominee The Board recommends a vote FOR the director nominee.	More votes "FOR" than "AGAINST"	No effect	No effect
2. Election of Directors	• Vote "FOR" all nominees • Vote "FOR" specific nominees • Vote "AGAINST" all nominees • Vote "AGAINST" specific nominees • Abstain from voting for all nominees • Abstain from voting for specific nominees The Board recommends a vote FOR each of the director nominees.	More votes "FOR" than "AGAINST"	No effect	No effect
3. Advisory Vote to Approve Executive Compensation	• Vote "FOR" the advisory proposal • Vote "AGAINST" the advisory proposal • Abstain from voting on the advisory proposal The Board recommends a vote FOR the advisory vote to approve executive compensation.	Majority of the shares present and entitled to vote	Vote against	No effect

4. Ratification of Independent Registered Accounting Firm	• Vote "FOR" the ratification • Vote "AGAINST" the ratification • Abstain from voting on the ratification The Board recommends a vote <u>FOR</u> the ratification of the appointment of KPMG as our independent registered accounting firm for 2026.	Majority of the shares present and entitled to vote	Vote against	Not applicable

Q: Who is entitled to vote?

A: Only holders of our common stock and/or Series A Preferred Stock outstanding as of the record date, which is the close of business on April 7, 2026, may vote at the 2026 annual meeting. Each share of our common stock is entitled to one vote on each matter properly brought before the 2026 annual meeting and on which holders of common stock are entitled to vote.

Each record holder of Series A Preferred Stock will have a number of votes equal to the largest number of whole shares of common stock into which such shares are convertible on the record date on each matter that is properly brought before the 2026 annual meeting and on which holders of Series A Preferred Stock are entitled to vote together with common stock as a single class. In addition, each holder of record of Series A Preferred Stock will have one vote for each share of Series A Preferred Stock on each matter that is properly brought before the 2026 annual meeting and on which holders of Series A Preferred Stock are entitled to vote separately, as a class.

These shares include shares that are:

• held directly in your name as the stockholder of record; and

• held for you as the beneficial owner through a broker, bank or other nominee, including shares purchased under the KAR Auction Services, Inc. Amended and Restated Employee Stock Purchase Plan (the "ESPP").

On the record date, the Company had 105,914,596 shares of common stock issued and outstanding and 300,277 shares of Series A Preferred Stock issued and outstanding.

Q Are there any requirements on how the holders of the Series A Preferred Stock must vote?

A: Under the Apax Investment Agreement, at the 2026 annual meeting, Ignition is required to vote its shares of Series A Preferred Stock in favor of the eight director nominees who are also being voted on by holders of common stock, in favor of the "say on pay" proposal, and for ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2026, as described in these proxy materials. Ignition is entitled to vote at its discretion on the other proposals (if any) described in this proxy statement.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: **Stockholder of Record.** If your shares are registered directly in your name with the Company's transfer agent, Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), you are considered a "stockholder of record" with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person online during the 2026 annual meeting.

Beneficial Owner. If your shares are held in a brokerage account or by a bank or other nominee, you hold your shares in "street name" and are considered a "beneficial owner" with respect to those shares. These proxy materials are being forwarded to you by your broker or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker on how to vote your shares and are also invited to attend the 2026 annual meeting.

Q: How can I vote my shares and participate at the 2026 annual meeting?

A: Stockholders may participate in the 2026 annual meeting by visiting the following website: www.virtualshareholdermeeting.com/OPLN2026. To participate in the 2026 annual meeting, you will need the 16-digit control number provided on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials.

Stockholder of Record. Shares held directly in your name as the stockholder of record may be voted online during the 2026 annual meeting. If you choose to vote your shares online during the 2026 annual meeting, please follow the instructions provided on the Notice to log in to www.virtualshareholdermeeting.com/OPLN2026. You will need the control number included on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials.

Beneficial Owner. If you are a beneficial owner in street name and want to vote your shares online during the 2026 annual meeting, you will need to ask your bank, broker or other nominee to furnish you with a legal proxy and proof of beneficial ownership, such as your most recent account statement as of April 7, 2026, the record date, a copy of the voting instruction form provided by your broker, bank, trustee, or nominee, or other similar evidence of ownership. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

If you hold both common stock and Series A Preferred Stock, you will need to vote, or authorize a proxy to vote, each class of stock separately. Please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted. For more information, see "What if I hold both common stock and Series A Preferred Stock" below.

Even if you plan to attend the 2026 annual meeting, the Company strongly recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the 2026 annual meeting. See "How can I vote my shares without attending the 2026 annual meeting?" below.

The 2026 annual meeting will begin promptly at 9:00 a.m., Eastern Daylight Time. We encourage you to access the meeting prior to the start time. Please allow ample time for online check-in, which will begin at 8:45 a.m. Eastern Daylight Time.

We are holding the 2026 annual meeting online and providing Internet voting to provide expanded access and to allow you to vote your shares online during the annual meeting, with procedures designed to ensure the authenticity and correctness of your voting instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Q: What if I hold both common stock and Series A Preferred Stock?

A: Some of our stockholders may hold both common stock and Series A Preferred Stock. If you are a holder of both common stock and Series A Preferred Stock, you can expect to receive separate sets of printed proxy materials.

You will need to vote, or authorize a proxy to vote, each class of stock separately in accordance with the instructions set forth herein and on the applicable proxy cards or voting instruction forms. Voting, or authorizing a proxy to vote, only your common stock will not also cause your shares of Series A Preferred Stock to be voted, and vice versa.

If you hold both common stock and Series A Preferred Stock, please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted.

Q: How can I vote my shares without attending the 2026 annual meeting?

A: Whether you hold your shares directly as the stockholder of record or beneficially in street name, you may vote **without attending** the 2026 annual meeting in one of the following manners:

By Internet. Go to www.proxyvote.com and follow the instructions. You will need the control number included on your proxy card or voting instruction form;

By Telephone. Dial 1-800-690-6903. You will need the control number included on your proxy card or voting instruction form; or

By Mail. Complete, date and sign your proxy card or voting instruction form and mail it using the enclosed, pre-paid envelope.

If you vote on the Internet or by telephone, you do not need to return your proxy card or voting instruction form. Internet and telephone voting for stockholders will be available 24 hours a day, and will close at 11:59 p.m., Eastern Daylight Time, on June 4, 2026.

Q: If I am an employee holding shares pursuant to the ESPP, how will my shares be voted?

A: Employees holding stock acquired through the ESPP will receive a voting instruction form covering all shares held in their individual account from Fidelity, the plan record keeper. The record keeper for the ESPP will vote your shares (i) in accordance with the specific instructions on your returned voting instruction form; or (ii) in its discretion, if you return a signed voting instruction form with no specific voting instructions.

Q: What is the quorum requirement for the 2026 annual meeting?

A: A quorum of stockholders is necessary to hold the 2026 annual meeting. A quorum at the 2026 annual meeting exists if stockholders entitled to cast a majority of the votes entitled to be cast at the 2026 annual meeting are present in person or represented by proxy. Abstentions and broker non votes are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker, bank or other nominee is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Q: What happens if I do not give specific voting instructions?

A: **Stockholder of Record.** If you are a stockholder of record and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the 2026 annual meeting.

Beneficial Owner. If you are a beneficial owner of shares and do not provide the organization (e.g., broker, bank or other nominee) that holds your shares in "street name" with specific voting instructions, the organization that holds your shares may generally vote in its discretion on "routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on "non-routine" matters, such organization cannot vote your shares and will inform the inspector of election that it does not have the authority to vote on these matters with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, we urge you to give voting instructions to your broker, bank or other nominee. Shares represented by such broker non-votes will be counted in determining whether there is a quorum. Because broker non-votes are not considered shares entitled to vote, they will have no effect on the outcome of any proposal other than reducing the number of shares present in person or by proxy and entitled to vote from which a majority is calculated.

- **Routine Matters.** The ratification of the appointment of KPMG as our independent registered public accounting firm for 2026 (Proposal No. 4) is considered a routine matter under applicable rules. A broker, bank or other nominee may generally vote on routine matters, and therefore no broker non votes will exist in connection with Proposal No. 4.

- **Non Routine Matters.** The election of directors (Proposals No. 1 & 2) and the advisory vote to approve executive compensation (Proposal No. 3) are each considered "non routine" matters under applicable rules. A broker, bank or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non votes on Proposal No. 1, Proposal No. 2 and Proposal No. 3.

Q: What does it mean if I receive more than one proxy card or voting instruction form?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction forms you receive.

OPENLANE

Q: Who will count the vote?

A: The votes will be counted by the inspector of elections appointed for the 2026 annual meeting.

Q: Can I revoke my proxy or change my vote?

A: Yes. You may revoke your proxy or change your voting instructions at any time prior to the vote at the 2026 annual meeting by:

- providing written notice of revocation to the Secretary of the Company at 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032;
- delivering a valid, later-dated proxy or a later-dated vote on the Internet or by telephone; or
- attending the 2026 annual meeting online and voting during the meeting, which will automatically cancel any proxy previously granted.

Please note that your attendance at the 2026 annual meeting alone will not cause your previously granted proxy to be revoked unless you vote online during the 2026 annual meeting. If you wish to revoke your proxy, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken. Shares held in street name may be voted by you online during the 2026 annual meeting only if you obtain a signed proxy from the record holder giving you the right to vote such shares.

Q: Who will bear the cost of soliciting proxies for the 2026 annual meeting?

A: The Company pays the cost of soliciting your proxy and reimburses brokers and others for forwarding to you the proxy materials as beneficial owners of our common stock. The Company's directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

Q: Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

A: This year, we are again taking advantage of the SEC rules that allow us to furnish our proxy materials over the Internet. As a result, most of our stockholders will be mailed a Notice of Internet Availability of Proxy Materials ("Notice"), rather than a full paper set of the proxy materials. The Notice includes information on how to access the proxy materials via the Internet as well as how to vote via the Internet. We believe this method of delivery will decrease printing and shipping costs, expedite distribution of proxy materials to you, and reduce our impact on the environment. Stockholders who receive the Notice but would like to receive a printed copy of the proxy materials in the mail should follow the instructions in the Notice for requesting such materials.

Q: I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we may deliver a single copy of the Notice and, if applicable, this proxy statement and the Company's Annual Report to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders.

This procedure reduces our printing and mailing costs and also reduces our impact on the environment. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, a separate copy of the Notice or this proxy statement and the Company's Annual Report, as requested, will be promptly delivered to any stockholder at a shared address to which we delivered a single copy of any of these documents. If you prefer to receive separate copies of the Notice, the proxy statement or Annual Report, contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or in writing at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.

If you are a stockholder of record and are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please notify us by contacting Broadridge Financial Solutions, Inc. using the mailing address and phone number above. Stockholders who hold shares in "street name" may contact their broker, bank or other nominee to request information about householding.

Proxy Statement

OPENLANE

Q:	**How can I obtain a copy of OPENLANE's Annual Report on Form 10-K?**

A: Copies of the Company's 2025 Annual Report on Form 10-K, as filed with the SEC, are available to stockholders free of charge on our website at corporate.openlane.com under the "Investor Relations" tab, or by writing to OPENLANE, Inc., Investor Relations, 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032.

Q:	**Where can I find the voting results of the 2026 annual meeting?**

A: OPENLANE will announce preliminary voting results at the 2026 annual meeting and publish preliminary, or final results if available, in a Current Report on Form 8-K within four business days of the 2026 annual meeting.

Q:	**How can I attend the 2026 annual meeting?**

A: The 2026 annual meeting will be a completely virtual meeting of stockholders, which will be conducted through a live audio webcast. There will be no physical meeting location. You are entitled to participate in the annual meeting only if you were a Company stockholder as of the close of business on April 7, 2026 or if you hold a valid proxy for the annual meeting.

You will be able to attend the 2026 annual meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/OPLN2026. You also will be able to vote your shares online during the annual meeting.

To participate in the 2026 annual meeting, you will need the 16-digit control number included on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. Instructions on how to attend and participate in our online meeting, including how to demonstrate proof of stock ownership, are posted on the meeting website.

The meeting will begin promptly at 9:00 a.m., Eastern Daylight Time. We encourage you to access the meeting prior to the start time. Online access to the meeting will open at 8:45 a.m., Eastern Daylight Time, and you should allow ample time to log in to the meeting and test your device's audio capabilities prior to the start of the meeting.

The webcast will be available for replay until midnight on June 4, 2027.

Q:	**What if I have technical difficulties or trouble accessing the meeting?**

A: If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log-in page at www.virtualshareholdermeeting.com/OPLN2026.



Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34568

OPENLANE

OPENLANE, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**20-8744739**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11299 N. Illinois Street, Suite 500, Carmel, Indiana 46032
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(800) 923-3725**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	OPLN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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The aggregate market value of the registrant's common stock held by stockholders who were not affiliates (as defined by regulations of the Securities and Exchange Commission) of the registrant was $2,602,669,761 at June 30, 2025.

As of February 13, 2026, 106,297,229 shares of the registrant's common stock, par value $0.01 per share, were outstanding.

Documents Incorporated by Reference

Certain information required by Part III of this Annual Report on Form 10-K is incorporated by reference herein from the registrant's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

Index

Form 10-K

2

DEFINED TERMS

Unless otherwise indicated or unless the context otherwise requires, the following terms used in this Annual Report on Form 10-K have the following meanings:

- "OPENLANE, Inc." refers to the Company and not to its subsidiaries;

- "we," "us," "our," "OPENLANE" and "the Company" refer, collectively, to OPENLANE, Inc. (f/k/a KAR Auction Services, Inc.) and its subsidiaries, unless the context requires otherwise;

- "AFC" refers, collectively, to Automotive Finance Corporation and Automotive Finance Corporation's subsidiaries and other related entities;

- "Credit Agreement" refers to the Credit Agreement, dated June 23, 2023 (as amended, amended and restated, modified or supplemented from time to time), among the Company, as the borrower, the several banks and other financial institutions or entities from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, providing for, among other things, a $325 million senior secured revolving credit facility due June 23, 2028 (the "Revolving Credit Facility"), a C$175 million revolving credit facility due June 23, 2028 (the "Canadian Revolving Credit Facility" and, together with the Revolving Credit Facility, "the Revolving Credit Facilities") and incremental term loans in an aggregate principal amount equal to $550 million due October 8, 2032 (the "2025 Incremental Term Loans"); and

- "Series A Preferred Stock" refers to the Series A Convertible Preferred Stock, par value $0.01 per share (300,277 and 634,305 shares of Series A Preferred Stock were outstanding at December 31, 2025 and 2024, respectively).

PART I

Item 1. Business

Overview

OPENLANE is a leading digital marketplace for wholesale used vehicles operating in the United States, Canada and Europe. Our technology and people connect the leading automotive manufacturers, dealers, rental companies, fleet operators, captive finance and lending institutions as buyers and sellers to facilitate approximately 1.5 million annual vehicle transactions with a gross merchandise value ("GMV") of $28.8 billion in 2025. GMV represents the total dollar value of vehicles sold through our marketplaces. Our portfolio of integrated technology, data analytics, financing, logistics and other remarketing solutions, combined with our vehicle logistics centers in Canada, power transactions on our marketplace and help advance our purpose: to make wholesale easy so our customers can be more successful.

Vehicles on our marketplaces are typically sold by franchise and independent car dealerships (collectively "dealer customers") and by commercial sellers, which include vehicle manufacturers and their captive finance companies, financial institutions, commercial fleet operators and rental car companies (collectively "commercial customers"). We generate revenue through buy and sell fees charged to vehicle sellers and buyers on both sides of the transaction, as well as through the sale of value-added ancillary products and services, including SaaS-based remarketing and other supporting technology services, transportation logistics, reconditioning, vehicle inspection and certification, titling, administrative and collateral recovery services and floorplan financing. For the majority of our transactions, we facilitate the transfer of ownership directly from seller to buyer and, generally, we do not take title to, or ownership of, vehicles sold through our marketplaces. However, in some cases, we do sell vehicles we have purchased, for which we do take title and record the gross selling price of the vehicle sold through our marketplaces as revenue.

For commercial sellers, our proprietary SaaS-based platform supports more than 40 private label digital remarketing applications representing the majority of North American manufacturers and captive finance companies. When combined with OPENLANE's vehicle inspection, transportation and other affiliated services, OPENLANE provides comprehensive solutions to our commercial customers.

For dealer customers, our marketplaces in the U.S. and Canada connect a growing number of franchise and independent dealers while our technology facilitates multiple sales formats and delivers data-driven insights to help dealers buy and sell inventory with speed, ease and transparency.

OPENLANE Europe is our digital marketplace serving customers in the United Kingdom and Continental Europe through a consolidated online wholesale used vehicle platform. We believe our geographic network and diverse product offerings enable us to leverage relationships with providers and buyers of used vehicles.

An important component of our services to buyers is providing short-term inventory-secured financing, known as floorplan financing. This is provided primarily to independent used vehicle dealers ("independent vehicle dealers") through our wholly-owned subsidiary, AFC, which has approximately 90 branch locations (hybrid of physical locations and a digital servicing network) throughout North America. AFC helps fuel the OPENLANE marketplace by providing dealers with liquidity to support more vehicle transactions, by cross-registering and cross-activating AFC dealers with the OPENLANE marketplace and by generating cash flows for our business.

Our Corporate History

The OPENLANE brand began as a digital alternative to wholesale remarketing through physical auctions and was acquired by the Company, KAR Auction Services ("KAR"), in 2011. KAR, which was incorporated in 2006 and became public in 2009, owned several other wholesale vehicle remarketing companies including the formerly separate public entities ADESA and Insurance Auto Auctions ("IAA"). After the acquisition and divestiture of several businesses in the wholesale automotive market, a successful tax-free spin-off of IAA in 2019, and the sale of ADESA's U.S. physical assets in 2022, KAR rebranded to "OPENLANE," in 2023. Under this unified brand, OPENLANE merged its technology platforms into a single, simplified experience and combined its broad commercial and dealer buyer and seller bases to offer a differentiated mix of exclusive commercial inventory plus franchise and independent dealership inventory across the United States and Canada. In December 2025, the Company changed its NYSE ticker symbol from "KAR" to "OPLN," to better align with the OPENLANE brand and the Company's digital strategy.

Our Industry

Wholesale used vehicles are generally sold through marketplaces that bring together sellers and buyers to facilitate transactions and through independent wholesalers who work directly with dealers to buy and sell inventory. Wholesale used vehicles include vehicles from dealers turning their inventory, consumer trade-ins, commercial off-lease vehicles, vehicles repossessed by financial institutions and rental and other fleet vehicles that have reached a predetermined age or mileage. The following are key industry highlights:

Wholesale Used Vehicle Industry Volumes

We believe the U.S. and Canadian wholesale used vehicle industry has a total addressable market of approximately 15 million vehicles, which can fluctuate depending on seasonality and a variety of other macro-economic and industry factors. This wholesale used vehicle industry consists of the commercial market (commercial sellers that sell to franchise and independent dealers) and the dealer-to-dealer market (franchise and independent dealers that both buy and sell vehicles). The Company supports the majority of commercial off-lease sellers in North America with our SaaS-based technology, and we believe digital applications in general may provide an opportunity to expand the total addressable market for dealer-to-dealer transactions.

Wholesale Used Vehicle Market

There is a large used vehicle marketplace industry in North America that includes physical, digital and hybrid marketplaces, independent wholesalers, and ancillary wholesale channels operated by large retail automotive groups, rental companies and financial institutions. OPENLANE is a leading digital wholesale marketplace and offers a compelling value proposition in terms of speed, ease and outcomes for buyers and sellers.

Floorplan Financing

An important component of the wholesale used vehicle industry is the availability of short-term inventory-secured financing, known as floorplan financing, which enables dealers to purchase wholesale inventory. At the national level, this financing is provided by AFC, auction-related financing companies, and other specialty lenders, banks and financial institutions. AFC and the floorplan finance industry provide liquidity in our marketplaces, and also support other non-auction and non-marketplace purchases. AFC also offers value-added products and services that generate fee-based, non-interest revenue.

Our Business Strategy

OPENLANE's vision is to build the world's greatest digital marketplaces for used vehicles, and our strategy for growth is grounded in our purpose, "to make wholesale easy so our customers can be more successful." We believe we can do this by focusing on three enabling priorities:

- First, by delivering the best integrated marketplace - expanding our marketplace to include more buyers and more sellers and offering the most diverse inventory available.

- Second, by delivering the best technology - innovative products and services that help our customers make informed decisions and achieve better outcomes.

- And third, by delivering the best customer experience - keeping our marketplace fast, fair and transparent, making it easy for customers to transact and making OPENLANE the most preferred - and most utilized marketplace.

This progressive strategy reflects the shifting landscape of the remarketing industry and automotive sector, the evolving needs and expectations of our customers and the potential power and customer benefits inherent in a fully digital marketplace. The strategy builds on OPENLANE's integrated technology, broad data analytics capabilities, and portfolio of financing, logistics, reconditioning and other remarketing solutions. We believe digital platforms benefit sellers by providing greater flexibility around when and where to launch sales and attracting a larger, more engaged buyer-base, providing confidence that they are receiving the best market-based price available. We believe buyers benefit from digital platforms through greater transparency, access to inventory beyond their local market, and the ability to browse, bid and buy from any location, on any device, at any time. For OPENLANE, operating a digital marketplace enables a faster, more agile, scalable and asset-light operating model, which should in turn deliver greater value to our stakeholders.

In 2025, we continued to build on the momentum created by continuing to simplify our business, processes and technology experience and further leveraging our unified marketplace – bringing together all of the buyers, all of the sellers and all of the vehicles all in one place. We invested in new technology, leaned into our go-to-market efforts - particularly in the U.S. market, and we continued focusing on improving and enhancing the customer experience - an area where we see opportunity for differentiation.

Delivering the Best Marketplace: OPENLANE is focused on leveraging the combined power of our growing dealer-base with our strong relationships and market position with commercial customers. Both customer sets will benefit from greater exposure, integration and interaction through OPENLANE.

- **Growing dealer consignment:** The dealer consignment business represents approximately 48% of the Company's transactional volume, and we believe this is an area with significant opportunity for growth. In 2023, we consolidated many of the marketplace platforms as part of our OPENLANE brand and marketplace launches in the U.S., Canada and the EU. The combined OPENLANE platform now provides dealers with fast, easy, mobile-app enabled solutions to sell and source inventory from other dealers. In North America, our digital marketplace also features exclusive off-lease inventory not available on any other competitor digital platform or physical auction. This off-lease inventory is a meaningful competitive differentiator for OPENLANE, as the majority of all off-lease vehicles available in North America are offered first, and exclusively on OPENLANE. Our OPENLANE marketplaces provide comprehensive vehicle condition reports, greater transparency into bidding activity, and real-time market price discovery on listed vehicles. Over the last few years, we have integrated and leveraged technology, capabilities and staff from these businesses to deliver what we believe is the best digital dealer-to-dealer solution in the market.

- **Expanding our commercial business:** The commercial consignment business represents approximately 52% of our transactional volume, and growing our share in this area remains a strategic priority. The foundation of OPENLANE's commercial offering is our SaaS-based digital platform powering more than 40 private label websites representing the majority of commercial OEM and financial institution consignors in the U.S. and Canada. We continue to invest in technology to enhance the digital experience for our commercial customers and continue innovating on these platforms. Through our combined OPENLANE marketplaces, this exclusive commercial customer inventory is now offered to the full population of our OPENLANE buyers, increasing the likelihood of sale and ensuring the best market prices available are achieved.

- **Delivering strong performance in our floorplan business:** AFC is a leading provider of floorplan financing and affiliated solutions to independent dealers across North America. AFC is highly complementary to OPENLANE's marketplace business, extending credit to increase marketplace transactions, leveraging AFC's local dealer base to increase marketplace registrations and engagement, and providing a channel through which to bundle marketplace products and services. We are focused on increasing the attach rate of our finance offerings across our marketplaces, growing share across the broader floorplan finance market, and deploying innovative new services and offerings. Additionally, AFC maintains best-in-class safeguards and processes to identify, mitigate and manage risk across their portfolio. We believe AFC's pipeline of innovation and in-market presence branch model that is paired with its centralized, highly efficient services positions this business well for continued growth and meaningful contribution to OPENLANE's overall results.

Delivering the Best Technology: The second way we're making wholesale easy is by leveraging our asset-light, digital model to deliver what we believe is the best, most innovative technology available. We intend to continue investing in innovation in our digital platforms, data analytics capabilities and digital talent that power our marketplaces, make wholesale easy for our customers and differentiate our marketplace from our competitors.

- **Enabling capabilities:** As the wholesale used vehicle industry continues to migrate to digital, our capabilities are evolving to meet the increased customer needs and expectations in a digital marketplace. We are enhancing our imaging, inspection and vehicle representation capabilities and leveraging AI to more closely simulate seeing and touching a vehicle in person. We also intend to continue to build on and diversify our data and analytics capabilities, providing our customers with actionable information to help them make better, more informed buying and selling decisions.

- **Talent:** Our digital model has enabled us to become a more efficient organization. We are reducing our overall cost structure while making investment in our technology, engineering, analytics and product development teams.

- **Vehicle logistics center locations and operations:** In our Canadian market, our 14 vehicle logistics center locations serve as local and regional hubs for our customers and OPENLANE's digital simulcast auctions. They also allow us to provide comprehensive services to on-premise and off-premise customers, including inspection, reconditioning, mechanical work, storage and logistics.

Delivering the Best Customer Experience: We are highly focused on simplifying the customer experience at every step of the process, from registration, to activation, to transaction and post-transaction services. Simplification also allows our business to more quickly develop and deploy innovation and better respond to changing customer needs and market conditions. Our marketplaces feature consolidated technology platforms that leverage the best features and capabilities from across our offerings, provide dealers with greater choice and flexibility and deliver an easier, more streamlined customer experience. We have also been centralizing many key customer support and administrative functions to ensure a faster, more predictable and consistent experience for our customers. In 2024 and again in 2025, we implemented new processes and metrics to measure our progress in creating a differentiated customer experience, and to capture customer feedback that now directly contributes to our product roadmap, sales approach and marketing activities. As these efforts progress, we expect increased engagement from our dealers, increased efficiency in our operations and technology development and improved results across our marketplace business. Additionally, a more simplified business will help us focus our investments, accelerate the pace of innovation and manage our operating costs to the evolving market realities of our business.

Our Business Segments

We operate as two reportable business segments: Marketplace and Finance. Our revenues for the year ended December 31, 2025 were distributed as follows: Marketplace 78% and Finance 22%.

Marketplace

Overview

OPENLANE is a leading digital marketplace for wholesale used vehicles operating in the United States, Canada and Europe. Our technology and people connect the leading automotive manufacturers, dealers, rental companies, fleet operators, captive finance and lending institutions as buyers and sellers to facilitate approximately 1.5 million annual vehicle transactions with a GMV of $28.8 billion in 2025. Digital marketplace sales are initiated online and include OPENLANE US, OPENLANE Canada and OPENLANE Europe. Our portfolio of integrated technology, data analytics, financing, logistics, and other remarketing solutions, combined with our vehicle logistics centers in Canada, power transactions on our marketplace and help advance our purpose: to make wholesale easy so our customers can be more successful.

Vehicles available on our marketplaces include vehicles from commercial customers such as off-lease vehicles, repossessed vehicles, rental vehicles and other fleet vehicles that have reached a predetermined age or mileage, as well as vehicles from dealer customers turning their inventory and consumer trade-ins. Liquidity and the breadth and selection of inventory offered on our marketplaces are essential to our sellers and buyers. The number of vehicles offered for sale and sold on our marketplaces are key drivers of our costs incurred and revenues generated.

Via online or mobile application access, we offer wholesale vehicle marketplaces, as well as value-enhancing ancillary services in an effective and efficient manner to maximize returns for the sellers of used vehicles while helping buyers source the right inventory for their lot at the right price. Our online marketplaces function 24 hours a day, 7 days a week, providing our customers with maximum exposure for their vehicles and the flexibility to offer vehicles at "buy now" prices or via marketplace sales that last for a defined period of time. We also provide SaaS-based, customized "private label" selling systems (including "buy now" functionality as well as other online sales formats), particularly for our commercial customers. At OPENLANE Canada vehicle logistics center locations, vehicles are typically offered for sale on at least a weekly basis and the marketplace sales are streamed using a simulcast technology so that remote bidders can participate via our online products.

We generate revenue from fees paid by vehicle buyers and sellers, as well as through selling ancillary services. For the majority of transactions, we do not take title to, or bear the risk of loss for, vehicles sold on our marketplaces. Our buyer fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while seller fees are typically fixed. We add buyer fees to the gross sales price paid by buyers for each vehicle, and generally customers do not receive title and/or possession of vehicles after purchase until payment is received, proof of floorplan financing is provided or credit is approved. We generally deduct seller fees and other ancillary service fees to sellers from the gross sales price of each vehicle before remitting the net amount to the seller.

In some cases, we also sell vehicles we have purchased, which represent approximately 2% of the total volume of vehicles sold. The vehicles we purchase are remarketed through our marketplace platforms. Since these vehicle titles transfer to us, the entire selling and purchase price of the vehicle is recorded as revenue and cost of services upon sale.

Customers

Sellers of vehicles on our digital marketplaces primarily include (i) commercial customers; and (ii) franchise and independent dealer customers. Buyers of vehicles on our marketplace platforms primarily include franchise and independent dealer customers.

Services

Our digital marketplaces also provide a full range of innovative and value-added services to sellers and buyers that enable us to serve as a "one-stop shop" to service our customers' needs. These services include pre and post-sale inspections, transportation and logistics, title services and floorplan financing. For vehicles at our vehicle logistics centers, we can also provide reconditioning and mechanical work. Many of these services may be provided or purchased independently from the marketplaces, including:

Services	Description
Digital Marketplace Services	We provide marketing and advertising for the vehicles on our marketplaces, dealer registration, storage and security of consigned inventory, marketplace vehicle registration, condition report processing, photo services, pre-sale lineups, sales of vehicles by licensed auctioneers, arbitration of disputes, post-sale inspections, title processing, clearing of funds and sales results reports. In Canada, our vehicle logistics centers also provide reconditioning services to prepare vehicles for digital sale.
Transportation Services	We provide transportation services utilizing primarily licensed and insured third-party carriers as well as some Company owned resources. Through our proprietary technology that provides automated vehicle shipping services, customers can instantly review price quotes and delivery times, and vehicle transporters can check available loads and also receive instant notification of available shipments.
Inspection Services	We inspect many of the vehicles that are offered for sale in our marketplaces through a combination of our employees and third parties using our proprietary technologies, including AI-powered tools. In addition, we provide vehicle condition reporting, inventory verification auditing, program compliance auditing and facility inspections to non-marketplace customers. Field managers are equipped with a combination of smartphones, handheld computers and digital cameras to record all inspection and audit data on-site. This technology is also utilized at our vehicle logistics center locations, and we believe that the expanded utilization of comprehensive vehicle condition reports with interior and exterior pictures, video and engine audio facilitates dealers sourcing vehicles digitally.
Title and Repossession Administration and Remarketing Services	We provide end-to-end management of the remarketing process for repossession customers including titling, repossession administration, inventory management, marketplace selection, pricing and vehicle representation. We also operate a proprietary digital platform for repossession management that helps repossession companies and agents manage their accounts by providing a secure, encrypted software platform to track repossession orders.
Vehicle Research Services	We provide dealers real-time vehicle information such as pricing, history reports and market guides. The mobile app allows dealers to scan VINs using their mobile device, view marketplace offered lists and instantly access vehicle history reports and market value reports. We offer access to vehicle history resources such as CARFAX and AutoCheck, as well as pricing guides such as Black Book, Kelley Blue Book, J.D. Power and Galves. Our offering also includes a comprehensive wholesale and retail market report for all markets in the United States.

Sales and Marketing

OPENLANE recognizes that we operate a digital marketplace in a relationship business. So we take an omni-channel approach to sales and marketing, leveraging leading marketing technology and approaches and supplementing it with high-touch, personal interaction.

Our marketing approach addresses every step of the customer journey, from awareness, to interest, to engagement to loyalty. Our digital ads and content marketing practices effectively target potential new customers, while our direct email, social media and additional advertising strategies are aimed at generating logins and encouraging transactions on the marketplace. We are highly visible at most local and national level franchise and independent dealer events and associations, and we manage an active public speaking/visibility calendar to keep our story and our executives in front of current and potential customers.

We supplement these digital and/or online approaches with telephonic and face-to-face human interaction at each step of the journey, via a multi-tiered inside and outside sales organization. For our large scale commercial sellers and multi-store national dealer accounts, we have dedicated relationship managers who play a hands-on, strategic role. They partner closely with the customers, providing market data and proprietary insights to help coordinate sales, better utilize OPENLANE's service offerings and optimize their business.

For local-market franchise and independent dealers, local sales representatives play a critical role in the new customer on-boarding process by visiting newly enrolled dealers at their dealership to help them login, set preferences and began transacting as quickly as possible. Dealerships are visited regularly by our sales representatives to maintain the relationship, walk through their inventory and help the dealers make decisions on what to buy, sell or hold. These local representatives focus on the dealer sellers and buyers and are complemented by a centralized team of inventory consultants matching buyers and inventory.

This inside sales team reaches out by phone or email to notify customers of promotions or specials, encourage additional sales and/or to ensure customers are receiving the assistance and guidance they need from our local sales teams in the market. Both the local sales representatives and the inventory consultants are managed by a corporate team focused on developing and implementing standard best practices and expanding relationships with major dealer groups. We believe this combination of a centralized structure with decentralized resources enhances relationships with the local dealer community and may further increase dealer consignment business on our marketplaces.

Competition

There is a large, competitive wholesale used vehicle industry in North America. We compete with several digital marketplace providers, including ACV Auctions, EBlock and others. We also compete with physical auction providers including Manheim, ADESA, America's Auto Auction and other local and regional independent auctions, many of whom also have their own supplemental digital platforms. In addition, used car retailers, such as CarMax and Carvana, have developed proprietary platforms for selling vehicles to other dealers, and some dealers still utilize independent wholesalers to buy and sell used vehicles. We also compete with other automotive industry participants with vehicle remarketing capabilities, such as salvage auction and rental car companies. In the United States, competition is strongest with Manheim for the supply of used vehicles from national commercial sellers. In Canada, we are the largest wholesale used vehicle marketplace operator. The supply of vehicles from dealers in the U.S. and Canada is dispersed among all of the marketplace and auction competitors in the used vehicle market.

The wholesale used vehicle industry is highly fragmented in Europe. Our digital marketplaces primarily compete with large European digital remarketers, customer-owned systems and others. There are also a number of small independent auction operations throughout Europe.

Finance

Overview

AFC is a leading provider of floorplan financing to independent vehicle dealers. We provide short-term inventory-secured financing, known as floorplan financing, to independent vehicle dealers through a hybrid of physical locations and a digital servicing network throughout North America. In 2025, AFC serviced approximately 1.7 million loan transactions, which includes both floorplans originated and floorplans extended, or curtailed.

We sell the majority of our U.S. dollar-denominated finance receivables without recourse to a wholly-owned bankruptcy remote special purpose entity, which sells an undivided participation interest in such finance receivables to a group of bank purchasers on a revolving basis. We also securitize the majority of our Canadian dollar denominated finance receivables through a separate third-party facility.

We generate a significant portion of our revenues from fees. These fees include origination, floorplan, curtailment and other related program fees. When the loan is extended or paid in full, AFC collects all accrued fees and interest. In addition, AFC provides liquidity for customer trade-ins which can encompass settling lienholder payoffs. We also provide title services for our customers throughout North America.

Customers and Locations

Floorplan financing primarily supports independent vehicle dealers in North America who purchase vehicles on our marketplaces or those of our competitors and for non-auction purchases. In 2025, approximately 88% of the vehicles floorplanned by AFC were vehicles purchased by dealers on our marketplaces or through another wholesale channel. Our ability to provide floorplan financing facilitates the growth of vehicle sales for independent vehicle dealers. As of December 31, 2025, we serviced customers through approximately 90 locations (hybrid of physical locations and a digital servicing network) in markets with a significant concentration of AFC customers. Geographic proximity to the customers gives our employees the ability to stay in close contact with outstanding accounts, thereby better enabling them to manage credit risk and build customer relationships. In addition, the majority of U.S. titles are processed and held in a centralized location, enabling field personnel more time to focus on our dealers.

As of December 31, 2025, AFC had approximately 11,600 active dealers with an average line of credit of approximately $379,000 and no one dealer representing greater than 2.5% of our portfolio. An average of approximately 16 vehicles per active dealer were outstanding with an approximate average value outstanding of $12,800 per vehicle as of December 31, 2025.

Sales and Marketing

AFC approaches and seeks to expand its share of the independent dealer floorplan market through a number of methods and channels. We target and solicit new dealers through both direct sales efforts at the dealer's place of business as well as location-based sales at one of our physical locations, vehicle logistics centers or competitor auctions where they replenish and rotate vehicle inventory. These largely local efforts are handled by field personnel. AFC's corporate-level team and Business Development Center also provide sales and marketing support to AFC field personnel by helping to identify new dealer opportunities, generating new leads through digital channels, and coordinating promotional activity with our marketplace platforms, competitor auctions and other vehicle supply sources. AFC also relies on the utilization of actionable data to drive the business forward (predictive modeling from historical and real-time data).

Credit

The extension of a credit line to a dealer starts with the underwriting process. Credit lines up to $750,000 are extended using a proprietary scoring model developed internally by AFC. Credit lines in excess of $750,000 may be extended using underwriting guidelines which generally require dealership and personal financial statements, monthly bank statements, sales reports and tax returns. The underwriting of each line of credit requires an analysis, write-up and recommendation by the credit department and, in the case of credit lines in excess of $750,000, final approval by a credit committee.

Portfolio Servicing

AFC has provided floorplan financing for over 35 years. Our procedures, proprietary systems, risk models and extensive historical data enable us to manage our credit risk by tracking each vehicle from origination to payoff, while expediting services through our field network. Typically, we assess a floorplan fee at the inception of a loan and we collect all accrued fees and interest when the loan is extended or repaid in full. In addition, AFC generally holds the title or other evidence of ownership to all vehicles which are floorplanned. Typical loan terms are 30 to 90 days, each with a possible loan extension. For an additional fee, this loan extension allows the dealer to extend the duration of the loan beyond the original term for another 30 to 90 days, and generally requires the dealer to make payment towards the principal and payment of accrued fees and interest.

Collateral Management

Collateral management is an integral part of daily operations throughout the organization. AFC's data analytics facilitates this collateral management by providing real-time access to dealer information and enables field and corporate personnel to assess and manage potential risk issues. Restrictions are automatically placed on customer accounts in the event of a delinquency, payments by dealers from bank accounts with insufficient funds or poor audit results. Field personnel are proactive in managing collateral by monitoring loans and changes in payoff activity. In addition, around 50,000 routine audits, or inventory audits, are performed annually on the dealers' lots. The audit reconciliation process is centralized in order to better mitigate risk and make available field personnel time to focus on the customer. Poor results from inventory audits typically require personnel to take actions to determine the status of missing collateral, including visiting the dealer personally, verifying units held off-site and collecting payments for units sold. Audits also identify troubled accounts, triggering the involvement of AFC's risk department.

AFC operates two divisions which are organized into ten regions in North America. Each division and region is monitored by managers who oversee daily operations. At the corporate level, AFC employs full-time risk specialists and collection attorneys who are assigned to specific regions and monitor collection activity for these areas. Risk specialists work closely with the field personnel to track trends before an account becomes a troubled account and to determine, together with collection attorneys, the best strategy to secure the collateral and mitigate risk once a troubled account is identified. In addition, many of our dealers with significant credit lines are managed by a centralized team to provide customized customer service as well as enhanced risk oversight.

Securitization

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly-owned, bankruptcy remote, consolidated, special purpose subsidiary ("AFC Funding Corporation"), established for the purpose of purchasing AFC's finance receivables. A securitization agreement allows for the revolving sale by AFC Funding Corporation to a group of bank purchasers of undivided interests in certain finance receivables subject to committed liquidity. AFC's securitization facility has been in place since 1996. AFC Funding Corporation had a committed facility of $2.0 billion from a third-party facility for U.S. finance receivables at December 31, 2025. The agreement expires on January 31, 2028.

We also have an agreement in place for the securitization of Automotive Finance Canada Inc.'s ("AFCI") receivables. This securitization facility provides up to C$500 million in financing for eligible finance receivables through a third-party conduit (separate from the U.S. facility). The agreement expires on January 31, 2028. The receivables sold pursuant to both the U.S. and Canadian securitization agreements are accounted for as secured borrowings.

Competition

AFC provides short-term dealer floorplan financing of wholesale vehicles primarily to independent vehicle dealers in North America. At the national level, AFC's competition includes NextGear Capital, Westlake, Kinetic and other specialty lenders, banks and financial institutions. At the local level, AFC faces competition from banks, credit unions and independent auctions who may offer floorplan financing to local customers.

Some of our wholesale used vehicle marketplace competitors may endeavor to capture a larger portion of the floorplan financing market. AFC competes primarily on a relationship basis, focusing on quality of service, convenience of payment, scope of services offered to solve customer pain points and consistent commitment to the sector. This and our long-term relationships with customers act as a competitive strength for us.

Seasonality

The volume of vehicles sold through our marketplaces generally fluctuates from quarter to quarter. This seasonality is caused by several factors including weather, the timing of used vehicles available for sale from selling customers, holidays, and the seasonality of the retail market for used vehicles, which affects the demand side of the auction industry. Wholesale used vehicle volumes tend to decline during prolonged periods of winter weather conditions. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis. In North America, the fourth calendar quarter typically experiences lower used vehicle volume as well as additional costs associated with the holidays and winter weather.

In addition, changes in working capital vary from quarter-to-quarter as a result of the timing of collections and disbursements of funds to consignors from marketplace sales held near period end. Furthermore, variability in AFC's finance receivables portfolio commonly results in changes to working capital.

Government Regulation

Our operations are subject to regulation, supervision and licensing under various federal, state, provincial, local and foreign authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications, provide certain disclosures and notices, limit interest rates, fees and other charges and protect personal data. Some examples of the regulations and laws that impact our company are included in Item 1A. "Risk Factors" under the risk: "We are subject to a complex framework of federal, state, local and foreign laws and regulations, which have in the past, and could in the future, subject us to claims, challenge our business model, or otherwise harm our business." Changes in government regulations or interpretations of existing regulations could result in increased costs, fluctuations in vehicle pricing and decreased profitability for us. In addition, failure to comply with present or future regulations or changes in existing regulations or in their interpretation could have a material adverse effect on our operating results and financial condition.

Environmental Regulation

Our operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. Our failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject us to liability, damage our reputation and require costly investigative, remedial or corrective actions.

Some of the facilities on which we operate are impacted by recognized environmental concerns and pollution conditions. We have incurred and may in the future incur expenditures relating to compliance and risk mitigation efforts, releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, could be significant.

Employees and Human Capital

At December 31, 2025, we had approximately 4,800 employees, of which approximately 2,000 were located in the U.S. and approximately 2,800 were located in Canada, Europe, Uruguay and the Philippines. Approximately 84% of our workforce consists of full-time employees. None of our employees participate in collective bargaining agreements. In addition to the employee workforce, we utilize independent contractors and temporary labor services to provide certain services.

Our people drive our business, so we strive to attract, develop and retain high-performing talent. We have programs and practices in place to onboard, support and retain our talent, and to source new talent in a highly competitive environment. We recognize the importance of our workforce and the employee experience, and strive to offer competitive compensation and benefits while fostering a culture of open dialogue, inclusion and belonging. Additionally, we enable support functions and people managers that are dedicated to the growth and development of our teams.

Intellectual Property

We rely on various intellectual property laws, confidentiality procedures and contractual provisions to protect our proprietary technology and brands. We have registered, and applied for the registration of, U.S. and international trademarks, service marks, domain names and copyrights. We have also filed patent applications and obtained registrations in the U.S. and foreign countries covering certain of our technology. We have licensed in the past, and expect that we may license in the future, certain of our rights to other parties. For additional information regarding the risks relating to intellectual property, see Item 1A. "Risk Factors" of this Annual Report on Form 10-K**.**

Available Information

Our website address is corporate.openlane.com. Our electronic filings with the Securities and Exchange Commission ("SEC"), including all Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Principal Executive and Senior Financial Officers and charters of the audit committee, the compensation committee and the nominating and corporate governance committee of our board of directors are available on our website and available in print to any stockholder who requests it. The information posted on our website is not incorporated into this Annual Report, and any references to our websites are intended to be inactive textual references only.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Form 10-K

Item 1A.   Risk Factors

Investing in our Company involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this Annual Report on Form 10-K, before deciding to invest in our Company. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. These risks are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially affect our business, financial condition, results of operations and prospects.

Risks Related to Our Business and Operations

If we are unable to successfully execute on our business strategy, or if our strategy proves to be ineffective, our business, financial performance and growth could be adversely affected.

Our business, results of operations and financial condition depend on our ability to execute our business strategy. See "Our Business Strategy" under "Item 1. Business" included in this Annual Report on Form 10-K. There are significant risks involved with the execution of these initiatives, including significant business, economic and competitive uncertainties, many of which are outside of our control. Accordingly, we cannot predict whether we will succeed in implementing these strategic initiatives, and even if we do succeed, we may not realize the expected benefits of our strategy. The costs of certain investments to implement our business strategy will adversely impact our financial performance in the short-term and failure to realize the benefits of these investments may adversely impact our financial performance over the longer term.

We may not properly leverage or make the appropriate investment in technology advancements.

Our business is dependent on information technology, particularly as we continue to execute our digital transformation strategy. Robust information technology systems, platforms and products are critical to our operating environment, digital online products and competitive position. We have made and continue to make investments to improve our information technology infrastructure, including technology platform consolidation initiatives and an enterprise resource planning (ERP) system conversion. These and other technology initiatives that management considers important to our long-term success require capital investment, have significant risks associated with their execution, and could take several years to implement. If we are unable to develop and implement these initiatives in a cost-effective, timely manner or at all, or if we encounter unforeseen problems with our new systems and processes or in migrating away from our existing systems and processes, our operations and our ability to manage our business could be negatively impacted as we may experience disruptions in our business operations, loss of customers, loss of revenue or damage to our reputation.

We may not be successful in structuring our technology or developing, acquiring, implementing or consolidating technology systems which are competitive and responsive to the needs of our customers. There can be no assurance that others will not acquire or develop similar or superior technologies sooner than we do or that we will acquire technologies on an exclusive basis or at a significant price advantage. In addition, we may not timely or effectively develop or enhance services or business processes to respond to emerging technological trends, including artificial intelligence, or our competitors may be able to develop or enhance services or business processes sooner or more effectively.

Our future success also depends on our ability to respond to evolving industry trends and changes in customer expectations. If new industry trends take hold, the automotive remarketing industry's economics could significantly change, and we may need to incur additional costs or otherwise alter our business model to adapt to these changes. If we do not accurately predict, prepare and respond to new kinds of technology innovations, market developments and changing customer needs, our revenues, profitability and long-term competitiveness could be materially adversely affected.

Our efforts to utilize emerging technology, including artificial intelligence, may not be successful, cost effective or compliant and may expose us to additional risks.

We expect our business to increasingly rely on emerging technology, including artificial intelligence, to optimize our operations, enhance our products and services, and improve customer experiences. The development, adoption and use of artificial intelligence and related technologies is still in the early stages and involve significant risks and uncertainties (including those described elsewhere in this Item 1A), which may expose us to legal, reputational, operational and financial harm. Our business may be adversely affected if we cannot successfully integrate the technology into our internal business processes, products, and services in a timely, cost-effective, compliant, and responsible manner. Flaws, breaches or malfunctions in these technologies could lead to operational disruptions, increased costs, or erroneous decision-making and outputs, impacting our operations, reputation and financial condition.

Unsuccessful implementation of business initiatives to reduce costs and align our business to our digital operating model, or unintended consequences of the implementation of such initiatives, may adversely affect our business.

Over the past several years, we have taken certain steps to reduce the cost of our operations, improve efficiencies, and realign our organization and staffing to better match our market opportunities and digital initiatives. We have continued to restructure our business to reflect the current market and asset-light digital model, reallocate our resources towards the highest growth initiatives, consolidate our platforms, transition to cloud-based solutions and leverage a global shared services model. We expect to continue to implement cost reduction and business alignment initiatives as we seek to realize operating synergies, achieve our target operating model and profitability objectives, and more closely reflect changes in the strategic direction of our business. These changes could be disruptive to our business, and we may experience a loss of accumulated knowledge, loss of continuity and inefficiency, adverse effects on employee morale, loss of key personnel and other retention issues during transitional periods. These initiatives require a significant amount of time and focus, which may divert attention from operating and growing our business. If we fail to achieve some or all of the expected benefits of our cost reduction and business alignment initiatives, it could have an adverse effect on our competitive position and market share, business, financial condition and results of operations.

We operate in a highly competitive industry. If we are not successful in competing with our known competitors and/or disruptive new entrants, then our market position or competitive advantage could be threatened and our business and results of operations could be adversely impacted.

We face significant competition for the supply of used vehicles, the buyers of those vehicles and the floorplan financing of these vehicles. Our principal sources of competition primarily come from: (i) large, established competitors (e.g., Manheim, ADESA U.S. (Carvana), America's Auto Auction, ACV Auctions, EBlock and NextGear Capital), (ii) emerging and smaller providers, including new or local vehicle remarketing venues and dealer financing services, and (iii) other participants in the automotive industry with vehicle remarketing or financing capabilities (e.g., salvage auction companies, rental car companies, automobile retailers and wholesalers). Changes in the sources and intensity of competition could result in reduced pricing and margins or loss of market share.

Our marketplace businesses currently compete with a number of physical auction companies and online wholesale and retail vehicle selling platforms. The dealer-to-dealer space in particular is experiencing a digital disruption as competitors and new market participants introduce new technologies. We also face increasing competition from online wholesale and retail marketplaces (generally without any meaningful physical presence) and from our own customers when they sell directly to end users rather than remarket vehicles through our marketplaces. Further, existing e-commerce businesses have and could continue to enter the new and used vehicle markets. If the number of vehicles sold through our marketplaces decreases due to these competitors or other industry changes, or if we are unable to compete and gain market share in the dealer-to-dealer space, our revenue and profitability may be negatively impacted. In addition, our long-lived assets could also become subject to impairment.

At the national level, AFC's competition includes NextGear Capital and other specialty lenders, banks and financial institutions. At the local level, AFC faces competition from banks, credit unions and independent auctions who may offer floorplan financing to local auction customers. Some of our industry competitors who operate wholesale car auctions on a national scale may endeavor to capture a larger portion of the floorplan financing market. AFC offers its customers competitive rates and fees and competes primarily on the basis of quality of service, convenience of payment, scope of services offered to solve customer pain points and historical and consistent commitment to the sector. In addition, AFC offers a workforce in close proximity to its customers. If the number of floorplans originated and serviced decreases due to these competitors, our revenue and profitability may be negatively impacted.

Some of our competitors may have greater financial and marketing resources than we do, may be able to respond more quickly to evolving industry dynamics and changes in customer requirements, or may be able to devote greater resources to the development, promotion and sale of new or emerging services and technologies. If we are unable to compete successfully or to successfully adapt to industry changes, our business, revenues and profitability could be materially adversely affected.

In addition, if one or more of our competitors were to consolidate or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or prospective data providers, technology partners, or other parties with whom we have relationships, thereby limiting our ability to develop, improve, and promote our solutions. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our revenue, business, and financial results.

Our future success also depends on our ability to respond to evolving industry trends. If new industry trends take hold, including adverse trends such as a market reversal towards physical auctions or the simultaneous listing and selling of vehicles on multiple online sales platforms in North America, the automotive remarketing industry's economics could significantly

Form 10-K

change, which could cause us to lose vehicle volume and market share, and our business, revenues and profitability could be negatively impacted.

Decreases in the supply of used vehicles coming to the wholesale market has impacted and may continue to impact sales volumes, which has adversely affected and may continue to adversely affect our revenues and profitability.

We are dependent on the supply of used vehicles in the wholesale market, and our financial performance depends, in part, on conditions in the automotive industry. The automotive industry has experienced unprecedented market conditions in recent years (including but not limited to those caused by production and supply chain issues and trade tensions), which has resulted in significant fluctuations in used vehicle values and declines in vehicle volumes in the wholesale market.

In particular, the number of new and used vehicles that are leased by consumers affects the supply of vehicles coming to the wholesale market in future periods as the leases mature. As manufacturers and other lenders decrease the number of new vehicle lease originations and extend the terms of some of the existing leases, the number of off-lease vehicles available for the wholesale industry declines.

Volumes of off-lease vehicles in subsequent periods will be affected by total new vehicle sales and the future leasing behavior of manufacturers and lenders; therefore, we are not able to accurately predict the volume of vehicles coming to the wholesale market. The supply of off-lease vehicles coming to wholesale channels is also affected by the market value of used vehicles compared to the residual value of those vehicles per the lease terms. In most cases, the lessee and the dealer have the ability to purchase the vehicle at the residual price at the end of the lease term. Generally, as market values of used vehicles rise, the number of vehicles purchased at residual value by the lessees and dealers increases, thus decreasing the number of off-lease vehicles available to the wholesale market. Lower volumes of off-lease vehicles have become available to the wholesale market in recent years, which has and could continue to adversely affect our revenues and profitability.

Further, macroeconomic and geopolitical factors, including inflationary pressures, changes in interest rates, tariffs, volatility of oil and natural gas prices and declining consumer confidence impact the affordability and demand for new and used vehicles. Adverse conditions (such as labor, supply chain, production, or financial issues) affecting one or more automotive manufacturers also impact the supply of vehicles. These factors and related impacts present a risk to our operations and the stability of the automotive industry.

In addition, the supply of vehicles coming to the wholesale market may be impacted by changes to the broader automotive industry. For example, increased demand for electric and hybrid vehicles could cause the number of vehicles coming to the wholesale market to decline and the ancillary services we provide to decline or change. Technological changes, including the development of autonomous vehicles, ride-sharing, transportation networks, subscription models, and new trends and methods of travel could reduce consumer demand for used vehicles that are offered on our marketplaces or otherwise disrupt our current business model. In addition, technology related to artificial intelligence is advancing rapidly, and its future impact on the automotive industry is unknown. If we are unable to or otherwise fail to successfully adapt to industry changes, our business, financial condition and results of operations could be materially and adversely affected.

Used vehicle prices impact fee revenue per unit and conversion rates and may impact the supply of used vehicles, loan losses at AFC and could adversely affect our profitability.

The volume of new vehicle production, accuracy of lease residual estimates, interest rate fluctuations, customer demand, and changes in regulations and trade policies, among other things, all potentially affect the pricing of used vehicles. Used vehicle prices may affect the volume of vehicles entered for sale in our marketplaces and the demand for those used vehicles, the fee revenue per unit, marketplace conversion rates, loan losses at AFC and our ability to retain customers. When used vehicle prices are high, dealer customers may retail more of their trade-in vehicles on their own rather than selling them in the wholesale channel. A sustained reduction in used vehicle pricing could result in a potential loss of consignors, an increase in loan losses at AFC and decreased profitability.

AFC is exposed to credit risk with our dealer borrowers, which could adversely affect our profitability and financial condition.

AFC is subject to credit risk resulting from defaults in payment by our dealer customers on our floorplan loans. Furthermore, a weak economic environment, decreased demand for used vehicles, disruptions in pricing of used vehicle inventory or consumers' lack of access to financing could exert pressure on our dealer customers resulting in higher delinquencies, bankruptcies, repossessions and credit losses. There can be no assurances that our monitoring of our credit risk as it affects the collectability of these loans and our efforts to mitigate credit risk through appropriate underwriting policies and loss-mitigation strategies are, or will be, sufficient to prevent an adverse impact in our profitability and financial condition.

We provide an allowance for loan losses based on a variety of assumptions and judgments about AFC's finance receivables portfolio. Although management establishes an estimate it believes is appropriate based on available information, this allowance may not be adequate. For example, when economic conditions deteriorate unexpectedly, additional loan losses not incorporated in the existing allowance may occur. Losses in excess of the existing allowance for loan losses could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to meet our customers' expectations, which could impact customer retention and adversely affect our operating results and financial condition.

We believe our future success depends in part on our ability to respond to changes in customer requirements and our ability to meet regulatory requirements for our customers. Many of our customers, including our financial institution customers, are subject to significant and evolving regulations. We work to develop strong relationships and interactive dialogue with our customers to better understand current trends and customer needs. Our success will also depend, in part, on our ability to provide customers with a user-friendly digital experience. If we are not successful in meeting our customers' expectations, our customer relationships could be negatively affected and result in a loss of future business, which would adversely affect our operating results and financial condition. In addition, we face risks with respect to fraudulent and unlawful activities impacting our platforms and services, including entry into and use of our marketplaces by bad actors and vehicle theft. The perception of or allegations involving fraudulent or other unlawful activities (including but not limited to those involving the integrity of the competitive sales process) could erode customer trust and engagement. If our processes and procedures designed to detect and reduce the occurrence of fraudulent and other unlawful activities are circumvented or otherwise fail to combat such activities, our operating results, reputation and customer relationships may suffer.

Our business and operating results would be adversely affected if we lose one or more significant customers.

Loss of business from, or changes in the consignment patterns of, our key customers could have a material adverse effect on our business and operating results. Generally, commercial and dealer customers do not make binding long-term commitments to us regarding consignment volumes and are not otherwise obligated to conduct transactions through our marketplaces. Many of our customer agreements can be terminated by the customer for convenience on advance written notice, which provides our customers with the opportunity to renegotiate their agreements with us or to award more business to our competitors. Any such customer could reduce its overall supply of vehicles for our marketplaces, seek protection under the bankruptcy laws, or otherwise seek to materially change the terms of its business relationship with us at any time. Dealership and other customer consolidations may further intensify these risks. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers or business partners on acceptable terms or at all, or collect amounts owed to us from customers or business partners. Any such change could harm our business and operating results. While no single customer accounted for 10% or more of our consolidated revenues in 2025, the loss of, or material reduction in business from, our key customers could have a material adverse effect on our business and operating results.

If we fail to attract and retain key personnel, or have inadequate succession planning, we may not be able to execute our business strategies and our financial results could be negatively affected.

Our success depends in large part on the talents and efforts of our executives and other key employees, including those with digital capabilities. Our future success will depend upon our ability to continue to identify, hire, develop, motivate and retain talented personnel. If we lose the services of one or more of our key personnel, or if one or more key personnel joins a competitor or otherwise competes with us, we may not be able to effectively implement our business strategies or maintain customer relationships, and our business could be materially adversely affected.

In addition, our failure to put in place adequate succession plans for key roles or the failure of key personnel to successfully transition into new roles could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions may have an adverse effect on our business.

Further, leadership changes have occurred and will continue to occur from time to time and we cannot predict whether significant resignations will occur or whether we will effectively manage leadership transitions. We may face risks related to these and other transitions in our leadership team. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

If we fail to effectively identify, value, manage, and complete acquisitions and subsequent integrations, divestitures and other strategic transactions, our operating results, financial condition and growth prospects could be adversely affected.

In recent years, we have transformed our business through the completion of several strategic acquisitions and divestitures. We regularly evaluate a variety of potential strategic transactions, including acquisitions, divestitures, investments and other strategic alliances. We may not successfully identify, complete or manage the risks presented by these strategic transactions. As described in more detail below, our success depends in part on our ability to identify suitable transactions, negotiate favorable contractual terms, comply with applicable regulations and receive necessary consents, clearances and approvals, integrate or separate businesses, and realize the full extent of the benefits, cost savings or synergies presented by strategic transactions.

Acquisitions have been a significant part of our growth strategy and have enabled us to further broaden and diversify our service offerings. Our strategy generally includes acquisitions of companies, products, services and technologies to expand our online, digital and mobile capabilities. Acquisition of businesses requires substantial time and attention of management personnel and may also require additional equity or debt financings. Further, integration of newly established or acquired businesses is often disruptive. We may incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed. There can be no assurance that we will identify appropriate targets, will acquire such businesses on favorable terms, will be able to successfully integrate such organizations into our business or will be able to realize anticipated benefits. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and they could materially adversely affect our business, financial condition and results of operations.

Acquisitions may also have unanticipated tax, legal, regulatory and accounting ramifications, including as a result of recording goodwill that is subject to impairment testing on a regular basis and potential periodic impairment charges. Another accounting ramification includes the valuation of contingent consideration at the acquisition date which is subject to remeasurement each reporting period and could result in additional expense. In addition, we expect to compete against existing and new competitors for suitable acquisitions. If we are able to consummate acquisitions, such acquisitions could be dilutive to earnings, and we could overpay for such acquisitions.

Additional risks and challenges we face in connection with acquisitions include, but are not limited to: (i) incurring significantly higher capital expenditures, operating expenses and operating losses of the business acquired; (ii) coordination of technology, research and development, and sales and marketing functions, along with integration of the acquired business's accounting, management information, human resources, and other administrative systems; (iii) incurring liability for pre-acquisition activities of the acquired business; (iv) inheriting certain security or privacy vulnerabilities of the acquired business; (v) implementing or remediating the controls, procedures, and policies of the acquired business; (vi) incorporating acquired technology and rights into our offerings and unanticipated expenses related to such integration; (vii) retaining and integrating acquired employees, including cultural challenges associated with integrating employees from the acquired business into our organization; (viii) maintaining important business relationships and contracts of the acquired business; and (ix) integrating the acquired business onto our systems and ensuring the acquired business meets our financial reporting requirements and timelines. Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.

We have also divested businesses and assets and may consider divesting businesses and assets in the future. Some of the same risks exist if and when we decide to sell a business or assets. In addition, divestitures often involve additional risks, including but not limed to: (i) difficulties in the separation of operations, services, data, technology, products and personnel; (ii) inability to fully reduce fixed costs previously associated with the divested assets or business; (iii) the need to provide or receive transitional services (including ongoing network and system access); (iv) reliance on counterparty compliance with transaction agreements (e.g., Carvana complying with payment obligations and AFC's right to occupy office space in Carvana's physical auction locations under the commercial agreement); (v) entering into restrictive covenants that restrict us from conducting certain activities for multiple years; and (vi) the need to agree to retain or assume certain liabilities and indemnification obligations and rely on the counterparty to satisfy its respective indemnification obligations. Gains or losses on the sales of, or lost operating income from, those businesses and assets may also affect our operating results and financial condition. We may not be successful in managing these or any other significant risks that we encounter in divesting businesses or assets, and, as a result, we may not achieve some or all of the expected benefits of the divestitures.

Our expansion into markets outside the U.S. and our non-U.S. based operations subject us to unique operational, competitive and regulatory risks.

We conduct business in many countries around the world and may continue to expand our presence in international markets. Acquisitions and other strategies to expand our operations internationally subject us to significant risks and uncertainties. As we continue to expand our business internationally, we will need to develop and maintain policies and procedures to manage our business on a global scale.

We anticipate that our non-U.S. based operations will continue to subject us to risks associated with operating on an international basis, including but not limited to the following: (i) exposure to foreign currency exchange rate risk; (ii) exposure to the principal or purchase auction model rather than the agency or consignment model (which may have an adverse impact on our margins and expose us to inventory risks); (iii) restrictions on our ability to repatriate funds, as well as repatriation of funds currently held in foreign jurisdictions (which may result in higher effective tax rates); (iv) taxes, tariffs, trade barriers, trade disputes, and other regulatory limitations or measures, including retaliatory countermeasures; (v) compliance with anti-corruption and anti-bribery laws; (vi) laws, rules and regulations governing digital commerce and online services; (vii) compliance with various privacy regulations, data localization and/or data residency requirements and cross-border data transfer regulations; (viii) dealing with unfamiliar regulatory agencies and laws, including those favoring local competitors; (ix) political and/or economic instability and tensions, including tensions between governments and changes in international economic policies; (x) geopolitical instability, terrorism, war and military conflicts; (xi) the difficulty of managing and staffing foreign offices, as well as the increased travel, infrastructure, legal and compliance costs associated with international operations; (xii) localizing our products and services; and (xiii) adapting to different business cultures and market structures.

As we continue to expand globally, our success will depend on our ability to anticipate and effectively manage these and other risks associated with operating on an international basis. Our failure to manage these risks could have an adverse effect on our operating results and financial condition.

Disruptions or breaches of information technology systems could adversely affect our business and reputation.

We rely on information technology systems, some of which are managed by third parties, to process, transmit and store confidential, proprietary and personal information about, or on behalf of, potential, current and former customers, employees and other third parties (referred to as "sensitive data"), and to manage or support a variety of our business processes and activities. The secure operation of these systems, and the maintenance, reliability and availability of these systems, are critical to our business operations and strategy. The technology and infrastructure to operate some of our businesses is provided, in whole or in part, by third-party service providers, and we do not own or control the operation of third-party systems and facilities. Our systems and the third-party systems with which we interact are subject to damage, failure or interruption due to various reasons, including but not limited to power or other critical infrastructure outages, facility damage, physical theft, telecommunications failures, security incidents, cyber-attacks (including the use of malicious code, viruses, worms, phishing, social engineering, deepfakes, spyware, malware, denial of service attacks, and ransomware), natural disasters and catastrophic events, legacy applications, integration delays, inadequate system hygiene and inadequate or ineffective redundancy measures. We, our customers and our vendors also rely on each other's information technology systems to conduct our respective operations. Any significant disruptions of our systems and services or those of our customers or vendors could negatively impact our business and customers, damage our reputation and materially adversely affect our financial position and results of operations.

We have experienced cyber-attacks and security incidents of varying degrees and believe we will continue to be a potential target of such threats and attacks. This threat has increased corresponding to the increased sophistication and activities of organized crime, nation-state actors, hackers, terrorists and other bad actors. The systems and infrastructure of parties we do business with or otherwise rely on have also in the past experienced and may in the future experience such threats and attacks. Cyber-attacks or other security incidents compromise sensitive data and could lead to service interruptions, malfunctions or other failures in the systems and technology that supports our businesses and customers, as well as the operations of our customers or other third parties. Cyber-attacks or other security incidents could also damage our reputation and cause us to incur substantial costs, regulatory penalties, financial losses to us, our customers and partners, and loss of customers and business opportunities. If such cyber-related events are not detected in a timely manner, their effect could be compounded.

Although we have technology and information security policies and processes and disaster recovery plans in place, these measures may not be adequate to ensure that our sensitive data and operations will not be compromised or disrupted should such an event occur. There can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect material consequences arising from such incidents or attacks, or to avoid a material adverse impact on our systems after such incidents or attacks do occur. The security measures we employ to protect our systems and sensitive data have in the past not detected or prevented, and may in the future not detect or prevent, security breaches, cyber-attacks, employee error, ephemeral messaging and malfeasance, and other similar incidents. The existence and use of acquired and legacy applications and systems increase these risks.

Our network and systems are also subject to compromise from the actions or inactions of employees, customers, vendors and other parties who have legitimate access. Even if we successfully protect our own network and systems, our supply chain infrastructure and other third parties may not maintain adequate security measures (including identifying defects or vulnerabilities) to protect against unauthorized access, cyber- attacks or mishandling of data, which could result in a breach of or disruption to our systems and network or create other legal or financial exposure. Our control over and ability to monitor the security practices of our customers, vendors and other third parties with whom we do business remains limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the cybersecurity infrastructure owned or controlled by such third parties or others within their respective supply chains.

If our information technology systems are compromised, become inoperable for extended periods of time or cease to function properly, we may have to make a significant investment to fix or replace the information technology and our ability to provide services and solutions to our customers may be impaired, which would have a material adverse effect on our consolidated operating results and financial position. In addition, as cyber-threats continue to evolve in both intensity and velocity, we may be required to expend significant additional resources to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Further, the rapid evolution and increased adoption of artificial intelligence increases the risk of cyber-attacks and security incidents. Use of artificial intelligence by our employees and vendors, whether authorized or unauthorized, also increases the risk that our intellectual property and other proprietary information will be unintentionally disclosed. Any of the risks described above could result in the loss or misuse of sensitive data, disrupt our business, damage our reputation, expose us to legal liability and materially adversely affect our consolidated financial position and results of operations.

Compliance with U.S. and global privacy and data security requirements could result in additional costs and liabilities, and the failure to comply with such requirements could adversely affect our business, financial condition and reputation.

Aspects of our operations and businesses are subject to privacy regulations in the United States, including but not limited to the California Consumer Privacy Act, as amended and expanded by the California Privacy Rights Act, and around the globe, most notably the European Union's General Data Protection Regulation. We collect, process and store sensitive data, including proprietary business and customer information, as well as personally identifiable information of our customers, their consumers and our employees. Many U.S. and foreign jurisdictions have passed, or are currently contemplating, a variety of artificial intelligence, consumer protection, data privacy, and data security laws and regulations that impact our business or the business of our customers and vendors, including consumer notification and other requirements in the event that consumer information is accessed and/or acquired by unauthorized persons and regulations regarding the use, access, accuracy, security and retention of such data. These laws and regulations are quickly evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations and enforcement. The regulatory framework for privacy and data security issues has become increasingly burdensome and complex worldwide, and is expected to continue to be so for the foreseeable future.

Our compliance with and other burdens imposed by global laws and regulations relating to privacy, data protection, information security and artificial intelligence may materially increase our costs, make it more difficult to meet customer expectations or otherwise limit our ability to continue or pursue certain business activities. As we incorporate emerging technologies like artificial intelligence, machine learning, and generative artificial intelligence into our business, products and services, we are further exposed to rapidly evolving regulations. Our failure, or the failure of a business partner, to comply with applicable laws, regulations or contractual obligations could also result in fines, sanctions, private litigation, government enforcement, business disruption, credit reporting and other expenses, damage to our reputation, breach of contractual obligations, indemnification obligations and loss of customers. We maintain cyber risk insurance, but this insurance may not be sufficient to cover losses from any future disruption, security incident or breach.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

The effective protection of our intellectual property rights is critical to our success. We rely and expect to continue to rely on a combination of confidentiality, assignment and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights. In the United States and internationally, we have filed various applications for protection of certain aspects of our intellectual property, and we currently hold issued patents in the United States, Europe and Canada. However, third parties may infringe our proprietary rights or challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that such measures will be adequate or that others will not offer products or concepts that are substantially similar to or otherwise competitive with ours. Changes in laws and regulations or adverse court rulings may also negatively affect our ability to protect our proprietary rights or prevent others from using our intellectual property and technology. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our services and technologies. Any of these events could have an adverse effect on our business and financial results.

We may be subject to patent or other intellectual property infringement claims, which could have an impact on our business or operating results due to a disruption in our business operations, the incurrence of significant costs and other factors.

From time to time, we face allegations that we infringed or otherwise violated third party patent or intellectual property rights, and the number of these claims could increase in the future. This risk may be exacerbated by the use of new and emerging technologies, including artificial intelligence. Claims of intellectual property infringement or other intellectual property violations against us or our providers could require us to enter into licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question, which could require us to change business practices and limit our ability to compete effectively. Even if we believe that the claims are without merit, the claims can be time-consuming and costly to defend and may divert management's attention and resources away from our businesses. If we are required to take any of these actions, it could have an adverse impact on our business and operating results.

Reliance on third-party technology and vendors for key components of our business could adversely affect our business.

We rely on third-party technology for certain of our critical business functions, including certain inspection, data management and marketplace technologies. We also rely on third-party vendors to supply key products and services to us and our customers, including vehicle transporters and offshore outsourcing arrangements. If these technologies fail, or if such third-party service providers or strategic partners were to cease operations, temporarily or permanently, experience financial distress, technology challenges, cybersecurity incidents, or other business disruptions, increase their fees, or if our relationships with these providers or partners deteriorate or terminate, we could suffer increased costs and we may be unable to provide similar services for ourselves and our customers until an equivalent provider could be found or we could develop replacement technology or operations. In addition, if we are unsuccessful in identifying or finding high-quality partners, if we fail to negotiate cost-effective relationships with them, or if we ineffectively manage these relationships, it could have an adverse impact on our business and financial results. If any of our vendors or suppliers fail to deliver their products or services for any reason, our business, financial condition and results of operations may be harmed.

Adverse economic conditions may negatively affect our business and results of operations.

Adverse economic conditions could increase our exposure to several risks, including but not limited to the following:

- *Fluctuations in the supply of used vehicles.* We are dependent on the supply of used vehicles coming to the wholesale market, and our financial performance depends, in part, on conditions in the automotive industry. Disruptions in new vehicle production result in fewer vehicles coming to wholesale channels. During past global economic downturns, there has been an erosion of retail demand for new and used vehicles that led many lenders to cut back on originations of new loans and leases and led to significant manufacturing capacity reductions by automakers selling vehicles in the United States and Canada. Capacity reductions or disruptions in new vehicle production could depress the number of vehicles received in wholesale channels in the future and could lead to reduced numbers of vehicles from various suppliers, negatively impacting wholesale volumes. In addition, weak growth in or declining new vehicle sales negatively impacts used vehicle trade-ins to dealers and wholesale volumes. These factors have and could continue to adversely affect our revenues and profitability.

- *Decline in the demand for used vehicles.* We may experience a decrease in demand for used vehicles from dealer customers due to factors including the pricing of or lack of availability of consumer credit and declines in consumer spending and consumer confidence. Adverse credit conditions also affect the ability of dealers to secure financing to purchase used vehicles, which further negatively affects buyer demand. Further, rising interest rates can depress the sales of new and used vehicles due to the direct relationship between interest rates and monthly loan payments, a critical factor for many consumers. If increased interest rates depress the sales of new and/or used vehicles, then used vehicle trade-ins to dealers and wholesale volumes could be negatively impacted. In addition, a reduction in the number of franchise and independent used car dealers may reduce dealer demand for used vehicles. These factors could adversely affect our revenues and profitability.

- *Decrease in consumer spending.* Consumer purchases of new and used vehicles may be adversely affected by economic conditions such as employment levels, wage and salary levels, trends in consumer confidence and spending, reductions in consumer net worth, interest rates, inflation, the availability of consumer credit and taxation and trade policies. Consumer purchases in general may decline during recessions, periods of prolonged declines in the equity markets or housing markets and periods when disposable income and perceptions of consumer wealth are lower. Changes to U.S. federal tax policy may negatively affect consumer spending. In addition, the increased use of vehicle sharing and alternate methods of transportation could lead to a decrease in consumer purchases of new and used vehicles and a decrease in vehicle rentals. To the extent retail and rental car company demand for new and used vehicles decreases, negatively impacting our auction volumes, our results of operations and financial position could be materially and adversely affected.

- *Volatility in the asset-backed securities market.* Volatility and disruption in the asset-backed commercial paper market could lead to a narrowing of interest rate spreads at AFC in certain periods. In addition, AFC securitizes a majority of its finance receivables on a revolving, variable interest rate basis. Volatility and/or market disruption in the asset-backed securities market in the United States or Canada can impact AFC's cost of financing related to, or its ability to arrange financing on acceptable terms through, its securitization facilities, which could negatively affect AFC's business and our financial condition and operations.

- *Ability to service and refinance indebtedness.* Uncertainty in the financial markets or a downgrade in our credit ratings may negatively affect our ability to service our existing debt, access additional financing or to refinance our existing indebtedness on favorable terms or at all. If economic weakness exists, it may affect our cash flow from operations and results of operations, which may affect our ability to service payment obligations on our debt or to comply with our debt covenants.

- *Increased counterparty credit risk.* Any market deterioration could increase the risk of the failure of financial institutions party to our Credit Agreement and other counterparties with which we do business to honor their obligations to us. Our ability to replace any such obligations on the same or similar terms may be limited if challenging credit and general economic conditions exist.

Macroeconomic conditions and geopolitical events may adversely affect our business, sources of liquidity and related costs of capital.

Global financial markets experience from time to time volatility, disruption and credit contraction. Significant volatility or disruption of global financial markets, inflation, supply chains or commercial activity due to geopolitical events, war, terrorism, natural disasters, public health issues (including pandemics such as the COVID-19 pandemic) or other factors could negatively affect our industry and business and our ability to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all. A disruption in the financial markets may adversely affect our ability to raise, restructure or refinance indebtedness.

We have in the past been, and may continue to be, adversely affected by changes in global macroeconomic conditions, including inflation, recession, changes in interest rates, consumer spending rates, energy availability and costs, global supply chain challenges, labor shortages, geopolitical conflicts, pandemics or other local or global health issues. The evolving trade policies, tariffs and other trade restrictions and the related geopolitical uncertainty between the United States and other countries (or any retaliatory actions from such countries), including Canada, have created a dynamic environment that may have a material adverse impact on the automotive industry and on our business and results of operations. Volatility in financial markets and deterioration of global macroeconomic conditions could impact our business and results of operations in a number of ways and could heighten many of the other risk factors noted elsewhere.

Our indebtedness and the terms of our indebtedness could impair our financial condition and adversely affect our ability to react to changes in our business.

As of December 31, 2025, our total debt was approximately $550.0 million, exclusive of liabilities related to our securitization facilities which are not secured by the general assets of OPENLANE, and we had $409.9 million of borrowing capacity under our Revolving Credit Facilities (net of $42.6 million in outstanding letters of credit).

Our indebtedness could have important consequences including:

- limiting our ability to borrow additional amounts to fund working capital, capital expenditures, debt service requirements, execution of our business strategy, acquisitions and other purposes;

- requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on debt, which would reduce the funds available for other purposes, including funding future expansion;

- making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult to react quickly to, changing conditions; and

- exposing us to risks inherent in interest rate fluctuations because a portion of our indebtedness is at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates.

In addition, if we are unable to generate sufficient cash from operations to service our debt and meet other cash needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, particularly because of the restrictions imposed by the Credit Agreement on our ability to incur additional debt and use the proceeds from asset sales. If we must sell certain of our assets, it may negatively affect our ability to generate revenue. The inability to obtain additional financing could have a material adverse effect on our financial condition.

If we cannot make scheduled payments on our debt, we would be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable, the lenders under our Credit Agreement could terminate their commitments to lend us money and foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Furthermore, the Credit Agreement includes, and future debt instruments may include, certain restrictive covenants which could limit our ability to enter into certain transactions in the future and may adversely affect our ability to operate our business.

A portion of our net income is derived from our international operations, which exposes us to foreign exchange risks that may impact our financial statements. In addition, increases in the value of the U.S. dollar relative to certain foreign currencies may negatively impact foreign buyer participation in our marketplaces.

Fluctuations between U.S. and foreign currency values may adversely affect our results of operations and financial position, particularly fluctuations with Canadian currency values. In addition, there may be tax inefficiencies in repatriating cash from our foreign subsidiaries. Approximately 43% of our revenues from continuing operations were attributable to our foreign operations for the year ended December 31, 2025. The results of operations of our foreign subsidiaries are translated from local currency into U.S. dollars for financial reporting purposes. Changes in the value of foreign currencies, particularly the Canadian dollar and the euro relative to the U.S. dollar could negatively affect our profits from foreign operations and the value of the net assets of our foreign operations when reported in U.S. dollars in our financial statements. This could have a material adverse effect on our business, financial condition or results of operations as reported in U.S. dollars.

In addition, fluctuations in exchange rates may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations are translated using period-end exchange rates; such translation gains and losses are reported in "Accumulated other comprehensive loss" as a component of stockholders' equity. The revenues and expenses of our foreign operations are translated using average exchange rates during each period.

Likewise, we have non-U.S. based buyers who participate in our marketplaces. Increases in the value of the U.S. dollar relative to these buyers' local currencies may reduce the prices they are willing to pay at our marketplaces, which may negatively affect our revenues.

We may incur additional tax expense or become subject to additional tax liabilities.

As a multinational corporation, we are subject to income taxes, as well as non-income-based taxes, in both the U.S. (federal, state and local) and a number of other foreign jurisdictions. We may recognize additional tax expenses and be subject to additional tax liabilities due to changes in laws, regulations, administrative practices, principles, and interpretations related to tax, including changes to the global tax framework, competition and other laws and accounting rules in various jurisdictions. Such changes could come about as a result of economic, political and other conditions. An increasing number of jurisdictions are considering or have adopted laws or administrative practices that impose new tax measures, including revenue-based taxes, targeting certain digital services. For example, non-U.S. jurisdictions have proposed or enacted taxes on certain online marketplace services revenues. Proliferation of these or similar unilateral tax measures may continue unless broader international tax reform is implemented. Our results of operations and cash flows could be adversely impacted by additional taxes imposed on us prospectively or retroactively.

We are subject to a complex framework of federal, state, local and foreign laws and regulations, which have in the past, and could in the future, subject us to claims, challenge our business model, or otherwise harm our business.

Our operations are subject to regulation, supervision and licensing under various federal, state, provincial, local and foreign authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications, provide certain disclosures and notices and limit interest rates, fees and other charges. The regulations and laws that impact our company include, without limitation, the following:

- The sale of used vehicles is regulated by various state and local motor vehicle departments and regulators.

- Some of the transport vehicles used at our facilities are regulated by the U.S. Department of Transportation or similar regulatory agencies in the other locations in which we operate.

- AFC is subject to certain federal, state and provincial laws which regulate commercial and small business lending activities and interest rates and, in certain jurisdictions, require AFC or one of its subsidiaries to be licensed. These laws are complex and are rapidly evolving, including adverse legislative and regulatory trends towards regulating small business lending more comparable to consumer lending.

- We are subject to various local zoning requirements with regard to the location of our facilities, which requirements vary from location to location.

- We are subject to federal, state and international laws, directives and regulations relating to the collection, use, retention, disclosure, security and transfer of personally identifiable information. These laws, directives, regulations and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction.

- We are subject to rapidly evolving laws and regulations with respect to emerging technologies being incorporated into our business, including artificial intelligence, machine learning and data analytics.

- Certain of the Company's subsidiaries may be deemed subject to the regulations of the Consumer Financial Protection Act of 2010 due to their vendor relationships with financial institutions.

- Our vehicle transition and asset recovery business is subject to laws in certain states which regulate activities related to repossession administration and debt collection and, in certain jurisdictions, require a license.

- We are subject to various reporting and anti-money laundering regulations.

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to evolving interpretations and continuous change. Changes in law or governmental regulations or interpretations of existing law or regulations could result in increased costs, reduced vehicle prices and decreased profitability for us. In addition, failure to comply with present or future laws and regulations or changes in existing laws or regulations or in their interpretation could have a material adverse effect on our operating results and financial condition.

We are subject to risks associated with legal and regulatory proceedings. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.

We have in the past been, are currently, and may in the future become, subject to a variety of legal actions relating to our current and past business operations, including but not limited to litigation claims and legal proceedings related to environmental, intellectual property, labor and employment, privacy, regulatory compliance, securities, tax, and tort laws. Such claims may be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. In addition, we could incur substantial costs in defending ourselves or in asserting our rights in such actions. Any claims against us, whether meritorious or not, could be time consuming, costly, and harmful to our reputation, and could require significant amounts of management time and corporate resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition, and operating results.

Environmental, health and safety risks could adversely affect our operating results and financial condition.

Our operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. Our failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject us to liability, damage our reputation and require costly investigative, remedial or corrective actions.

Some of the facilities on which we operate are impacted by recognized environmental concerns and pollution conditions. We have incurred and may in the future incur expenditures relating to compliance and risk mitigation efforts, releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, could be significant.

Additionally, we are subject to evolving (and often conflicting) regulations and expectations regarding climate change and other environmental, social and governance topics from governments, investors and other stakeholders, which may have negative impacts on our business.

Our insurance may not provide adequate coverage against claims and losses, and we are partially self-insured for certain losses.

While we have insurance coverage for many aspects of our business risk, this insurance coverage may be incomplete or inadequate, or in some cases may not be available. Further, there are types of losses we may incur that cannot be insured against, or that we believe are not economically reasonable to insure. For certain risks we face, we may be required to, or may elect to, self-insure or rely on insurance held by third parties or indemnification agreements, which may be insufficient. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage or exceeding or outside the limits or scope of the third-party insurance of which we rely, the resulting costs could harm our financial condition and results of operations.

We self-insure a portion of employee medical benefits under the terms of our employee health insurance program, as well as a portion of our automobile, general liability and workers' compensation claims. We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers' compensation claims based upon the expected amount of all such claims. If actual trends, including the severity of claims and medical cost inflation above expectations were to occur, our self-insured costs would increase, which could have an adverse impact on our results of operations and financial position.

We assume settlement risk and inventory risk for certain vehicles sold through our marketplaces.

Typically, following the sale of a vehicle, we do not release the vehicle and/or title to a buyer until we have received full payment from the buyer or confirmation of arrangement for such payment. However, we may release the vehicle to the buyer and/or remit payment to a seller before receiving payment from a buyer and/or completing arbitration, and, in those circumstances, we bear settlement risk. Revenue for a vehicle consigned to us for sale typically includes only the applicable buyer and seller fees associated with the transaction and not the vehicle sale proceeds. As a result, any failure to collect a receivable from the buyer or recover sale proceeds from a seller may result in a loss up to the amount of the vehicle sale proceeds plus the applicable fees and any collection related expenses. If we are unable to collect the vehicle sale price plus applicable fees from buyers or sellers, our revenue and cash flows may be negatively impacted resulting in a material adverse effect on our results of operations and financial condition.

In countries where OPENLANE Europe operates, the wholesale market generally operates on a principal basis, in which a vehicle is purchased by the auction and then resold (purchase auction model), rather than on an agent basis, in which the auction acts as a sales agent for the owner of the vehicle (consignment model). Our other marketplace businesses also sell vehicles that have been purchased (e.g., returned or inherited vehicles), including in connection with our guarantee offerings (where we may be required to buy back vehicles). When a vehicle is purchased and then resold, rather than sold on a consignment basis, we are exposed to inventory risks, including losses from theft, damage and obsolescence. In addition, when vehicles are purchased, we are subject to changes in vehicle values, which could adversely affect our revenue and profitability.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders and could expose us to securities class action litigation.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Many factors could cause the market price of our common stock to rise and fall, including but not limited to the following:

- announcements by us or our competitors of significant business developments, new offerings, acquisitions or strategic investments;

- changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

- results of operations that are below our announced guidance or below securities analysts' or consensus estimates or expectations;

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders or our incurrence of additional debt;

- repurchases of our common stock pursuant to our share repurchase program;

- investors' general perception of us and our industry;

- changes in general economic and market conditions;

- changes in industry conditions (including changes in anticipated future market size and growth rate); and

- changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management. Likewise, following periods of volatility in the market price of a company's securities, securities class action litigation could be initiated. If such litigation were introduced against us, it could result in substantial costs and a diversion of our attention and resources, which could have a material adverse effect on our business. Moreover, such volatility could attract the interest of activist stockholders. Responding to activist stockholders can be costly and time-consuming, and the perceived uncertainties as to our future direction resulting from responding to activist strategies could itself then further affect the market price and volatility of our common stock.

The issuance of shares of our Series A Preferred Stock reduces the relative voting power of holders of our common stock, and the conversion and sale of those shares would dilute the ownership of such holders and may adversely affect the market price of our common stock.

As of December 31, 2025, 300,277 shares of our Series A Preferred Stock were outstanding, representing approximately 14% of our outstanding common stock, including the Series A Preferred Stock on an as-converted basis. The holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends were payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payment dates (through June 30, 2022), and thereafter, in cash or in kind, or any combination thereof, at our option. Because holders of our Series A Preferred Stock are entitled to vote, on an as-converted basis, together with holders of our common stock on all matters submitted to a vote of the holders of our common stock, the issuance of the Series A Preferred Stock, and the subsequent issuance of additional shares of Series A Preferred Stock through the payment of in kind dividends, effectively reduces the relative voting power of the holders of our common stock. In addition, the conversion of the Series A Preferred Stock into common stock would dilute the ownership interest of existing holders of our common stock. Furthermore, any sales in the public market of the common stock issuable upon conversion of the Series A Preferred Stock would increase the number of shares of our common stock available for public trading, and could adversely affect prevailing market prices of our common stock. Pursuant to customary registration rights agreements, we were required to register for resale the shares of Series A Preferred Stock and the shares of common stock issuable upon conversion of the Series A Preferred Stock. This registration facilitates the resale of such securities into the public market, and any such resale would increase the number of shares of our common stock available for public trading. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock.

Apax and the other holders of our Series A Preferred Stock may exercise influence over us.

As of December 31, 2025, the outstanding shares of our Series A Preferred Stock represented approximately 14% of our outstanding common stock, including the Series A Preferred Stock on an as-converted basis. The terms of the Series A Preferred Stock require the approval of a majority of our Series A Preferred Stock by a separate class vote for us to:

- amend our organizational documents in a manner that would have an adverse effect on the Series A Preferred Stock; or

- issue securities that are senior to, or equal in priority with, the Series A Preferred Stock.

In addition, under our investment agreement, dated as of May 26, 2020 (the "Apax Investment Agreement"), with an affiliate of Apax Partners, L.P. ("Apax"), for so long as Apax and its affiliates beneficially own shares of Series A Preferred Stock (and/or shares of common stock issued upon conversion of Series A Preferred Stock) that represent, on an as-converted basis, at least 50% of Apax's initial shares of Series A Preferred Stock on an as-converted basis, Apax and its affiliates will have the right to designate one director to our board of directors. Circumstances may occur in which the interests of Apax and its affiliates could diverge from, or even conflict with, the interests of our other stockholders. For example, the existence of Apax as a significant stockholder and Apax's board designation rights may have the effect of delaying or preventing changes in control or management or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of the Company. Apax and its affiliates may seek to cause us to take courses of action that, in their judgment, could enhance its investment in the Company but which might involve risks to our other stockholders or adversely affect us or our other stockholders.

Our Series A Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of our common stockholders, which could adversely affect our liquidity and financial condition, and may result in the interests of the holders of our Series A Preferred Stock differing from those of our common stockholders.

The Series A Preferred Stock ranks senior to the shares of our common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of the Series A Preferred Stock have the right to receive a liquidation preference entitling them to be paid out of our assets available for distribution to stockholders before any payment may be made to holders of any other class or series of capital stock, an amount equal to the greater of (a) the sum of the original liquidation preference plus all accrued but unpaid dividends or (b) the amount that such holder would have been entitled to receive upon our liquidation, dissolution and winding up if all outstanding shares of such series of Series A Preferred Stock had been converted into common stock immediately prior to such liquidation, dissolution or winding up. In addition, the holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears (dividends were payable in kind for the first eight dividend payments through June 30, 2022, and thereafter in cash or in kind). The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis. The holders of our Series A Preferred Stock also have the right, subject to certain exceptions, to require us to repurchase all or any portion of the Series A Preferred Stock upon certain change of control events at the greater of (a) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into common stock immediately prior to the change of control event and (b) 105% of the sum of (i) the liquidation preference thereof and (ii) all accrued but unpaid dividends.

These dividend and share repurchase obligations could impact our liquidity and reduce the amount of cash flows available for general corporate purposes. Our obligations to the holders of the Series A Preferred Stock could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. These preferential rights could also result in divergent interests between the holders of the Series A Preferred Stock and holders of our common stock.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public market.

Future sales by us or by our existing stockholders of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. These sales also could impede our ability to raise future capital. Under our amended and restated certificate of incorporation, we are authorized to issue up to 400,000,000 shares of common stock, of which 106,175,229 shares of common stock were outstanding as of December 31, 2025. In addition, pursuant to a registration statement under the Securities Act, we have registered shares of common stock reserved for issuance in respect of stock options and other incentive awards granted to our officers and certain of our employees. If any of these holders cause a large number of securities to be sold in the public market, including common stock issuable upon conversion of the Series A Preferred Stock, the sales could reduce the trading price of our common stock. We cannot predict the size of future sales of shares of our common stock or the effect, if any, that future sales, or the perception that such sales may occur, would have on the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and by-laws contain, and Delaware law contains, provisions that may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in a premium over the market price for our shares.

These provisions include:

- rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;
- permitting our board of directors to issue preferred stock without stockholder approval;
- granting to the board of directors, and not the stockholders, the sole power to set the number of directors;
- authorizing vacancies on our board of directors to be filled only by a vote of the majority of the directors then in office and specifically denying our stockholders the right to fill vacancies in the board;
- authorizing the removal of directors only upon the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote for the election of directors; and
- prohibiting stockholder action by written consent.

These provisions apply even if an offer may be considered beneficial by some stockholders.

You may not receive any future dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We are not required to declare cash dividends on our common stock. Future dividend decisions will be based on and affected by a variety of factors, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in our Credit Agreement, AFC's securitization facilities, capital requirements and other factors that our board of directors deems relevant. Therefore, no assurance can be given as to whether any future dividends may be declared by our board of directors or the amount thereof.

Our share repurchase program could affect the price of our common stock and increase volatility. In addition, it may be suspended or discontinued at any time, which could result in a decrease in the trading price of our common stock.

In April 2025, our board of directors approved a new share repurchase authorization of up to $250 million of the Company's outstanding common stock through December 31, 2026. Repurchases of our common stock pursuant to our share repurchase program, or any future share repurchase program, could affect our stock price and increase its volatility. The existence of a share repurchase program could also cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased the shares of common stock. Although our share repurchase program is intended to enhance long-term stockholder value, short-term stock price fluctuations could reduce the program's effectiveness. Furthermore, the program does not obligate the Company to repurchase any dollar amount or number of shares of common stock, and may be suspended or discontinued at any time, which could cause the market price of our stock to decline.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

The Company's enterprise risk management ("ERM") program includes assessing, identifying and managing material risks from various sources, including those related to cybersecurity. The Company uses information from incident history, threat intelligence, formal and informal security networks, government information sharing and recognized information security frameworks to inform its cybersecurity risk management approach.

The Company's cybersecurity risk management processes incorporate multiple layers of security to help identify and protect against cybersecurity threats including a dedicated cybersecurity team, technical security controls, policy enforcement, monitoring systems, employee training, contractual arrangements and management oversight. Given the dynamic nature of the cyber-threat environment, the Company engages with third-party assessors, consultants and others from time to time on various cyber-related matters, including assessing, enhancing, advising and monitoring the Company's cybersecurity risk management process.

The Company maintains a vendor risk management program designed to help identify and manage risks associated with third-party service providers, including a risk-based approach to identifying and monitoring cybersecurity threats presented by certain third-party service providers, with management retaining responsibility for oversight of cybersecurity threats. The Company maintains an incident response plan that includes escalation criteria and preliminary materiality assessments to guide reporting and disclosure objectives.

The Company describes risks related to cybersecurity threats that could materially impact its business strategy, results of operations or financial condition in Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

Governance

Management is responsible for assessing and managing risk at the Company, including communicating key risks to the Board of Directors and its committees. The Board of Directors has primary responsibility for risk oversight, with a focus on the most significant risks facing the Company. With respect to cybersecurity risks, the Audit Committee of the Board of Directors ("Audit Committee") provides oversight for matters specifically relating to cybersecurity and other risks related to information technology systems and procedures, including but not limited to data security and privacy.

Management leverages the collective expertise of the Company's information security function which reports to the Chief Financial Officer through the Company's Chief Information Security Officer ("CISO"). The CISO has served in this position for the Company since 2017, holds various relevant credentials including CISSP (Certified Information Systems Security Professional) and AIGP (Artificial Intelligence Governance Professional), and has extensive cybersecurity and privacy experience having served in information technology roles for over 35 years and cybersecurity leadership roles for 15 years. The CISO reports to the Audit Committee quarterly on information security matters, including, among other things, the Company's cyber risks and threats, any incidents or events, the status of projects to further strengthen the Company's information security systems, assessments of the Company's security program and the emerging regulatory and threat landscape. The CISO also briefs the full Board of Directors on cybersecurity matters at least annually.

As described above, management informs the Audit Committee about prevention, detection, mitigation, resolution, and remediation of cybersecurity incidents quarterly and monitors such matters continuously. The Audit Committee reviews and discusses with management the quality and effectiveness of the Company's efforts to mitigate such risks and reports such findings to the Board of Directors.

Item 2. Properties

Our corporate headquarters is located in Carmel, Indiana, where we lease office space pursuant to a lease that expires in 2034. At December 31, 2025, we also owned or leased other properties in the United States, Canada, Europe, the United Kingdom, Uruguay and the Philippines.

The majority of commercial and dealer sales facilitated in the U.S. are done so digitally from a commercial seller facility or dealership to another dealership. Vehicles are not stored or processed through an OPENLANE physical facility in the U.S.

Facilities utilized by the Marketplace segment in Canada primarily include 14 vehicle logistics center locations at December 31, 2025, which are either owned or leased. The OPENLANE Canada facilities consist on average of approximately 60 acres of land per site and have parking areas to store vehicles and may have additional buildings for reconditioning, registration, maintenance, bodywork, and other ancillary and administrative services.

In our Finance segment, AFC has approximately 90 locations in North America at December 31, 2025, including 9 branches which are physically located at OPENLANE Canada vehicle logistics centers and 31 branches located within other competitor locations. Each of the remaining AFC locations (hybrid of physical locations and a digital servicing network) is strategically located in proximity to auctions or major metro areas. AFC generally leases its branches.

We believe that our current facilities are suitable and adequate to meet our current needs, and if we require additional or substitute space, we anticipate we will be able to obtain additional suitable facilities.

Item 3. Legal Proceedings

We are involved in litigation and disputes arising in the ordinary course of business. Although the outcome of litigation cannot be accurately predicted, based on evaluation of information presently available, our management does not currently believe that the ultimate resolution of these actions will have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Form 10-K

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders of Record

OPENLANE's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "OPLN". This replaced the ticker symbol "KAR," which had been used since December 11, 2009. As of February 13, 2026, there were 4 stockholders of record. Because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the holders of record.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities made by OPENLANE during the period covered by this report.

Issuer Purchases of Equity Securities

The following table provides information about purchases by OPENLANE, Inc. of its shares of common stock during the quarter ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1) *(Dollars in millions)*
October 1 - October 31	186,680	$ 26.53	186,680	$ 209.4
November 1 - November 30	182,341	25.81	182,341	204.7
December 1 - December 31	—	—	—	204.7
Total	369,021	$ 26.17	369,021	

(1) In April 2025, the board of directors approved a new share repurchase authorization of up to $250 million of the Company's outstanding common stock through December 31, 2026. Repurchases may be made in the open market or through privately negotiated transactions, in accordance with applicable securities laws and regulations, including pursuant to repurchase plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing and amount of any repurchases is subject to market and other conditions.

Stock Price Performance Graph

The graph below shows the cumulative total stockholder return, assuming an investment of $100 and dividend reinvestment for the period beginning on December 31, 2020 and ending on December 31, 2025, on each of OPENLANE's common stock, the Standard and Poor's SmallCap 600 Index and the Standard and Poor's 500 Index. Our stock price performance shown in the following graph is not indicative of future stock price performance.



Comparison of Cumulative Total Return

Company/Index	Base Period 12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
OPENLANE, Inc.	$ 100	$ 83.93	$ 70.12	$ 79.58	$ 106.61	$ 160.02
S&P 500 Index	$ 100	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
S&P SmallCap 600 Index	$ 100	$ 126.82	$ 106.40	$ 123.48	$ 134.22	$ 142.30

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and which are subject to certain risks, trends and uncertainties. In particular, statements made in this report that are not historical facts (including, but not limited to, expectations, estimates, assumptions and projections regarding the industry, business, future operating results, anticipated cash requirements and macroeconomic conditions) may be forward-looking statements. Words such as "should," "may," "will," "would," "could," "can," "of the opinion," "confident," "anticipates," "expects," "intends," "plans," "predicts," "projects," "believes," "seeks," "estimates" "continues," "contemplates," "outlook," "position," "initiatives," "goals," "targets," "opportunities" and similar expressions identify forward-looking statements. Such statements, including statements regarding market conditions; our future growth and profitability; anticipated cost savings; revenue increases, credit losses and capital expenditures; contractual obligations; common stock repurchases; changes in the value of foreign currencies relative to the U.S. dollar; tax rates and assumptions; the effects of macroeconomic conditions and geopolitical events (including but not limited to tariffs and trade policies) on our business and industry; business strategies; strategic initiatives, acquisitions and dispositions; business and industry trends and challenges; our competitive position and retention of customers; our use of artificial intelligence technologies; and our continued investment in information technology, among others, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A. "Risk Factors" of this Annual Report on Form 10-K and those described from time to time in our future reports filed with the Securities and Exchange Commission. Many of these risk factors are outside of our control, and as such, they involve risks which are not currently known that could cause actual results to differ materially from those discussed or implied herein. Moreover, we operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. In addition, the global economic climate and general market, political, economic, and business conditions may amplify many of these risks. The forward-looking statements in this report are made as of the date of this report and we do not undertake to update our forward-looking statements.

Automotive Industry and Economic Impacts on our Business

We are dependent on the supply of used vehicles in the wholesale market, and our financial performance depends, in part, on conditions in the automotive industry. The supply chain issues and market conditions the automotive industry experienced in 2020-2023, including the disruption of new vehicle production, low new vehicle supply and historically high used vehicle pricing have had a material impact on the wholesale used vehicle industry. More recently, new vehicle supply has begun to recover, and this has resulted in wholesale vehicle supply also starting to increase. New lease originations have remained healthy for the last several quarters. As these leases begin maturing in 2026 and beyond, we expect a higher volume of off-lease vehicles available to the wholesale used vehicle industry, with much of that volume expected to flow through OPENLANE first as we support the majority of commercial sellers with off-lease vehicle inventory in North America.

However, macroeconomic and geopolitical factors, including inflationary pressures, tariffs and trade disputes, interest rates, volatility of oil and natural gas prices and declining consumer confidence continue to impact the affordability and demand for new and used vehicles. Further, the continuously evolving tariff and trade environment has become a source of uncertainty in the automotive industry. Due to their evolving nature, we cannot predict whether or for how long certain trends will continue, nor to what degree these trends will impact us in the future.

Overview

OPENLANE is a leading digital marketplace for wholesale used vehicles operating in the United States, Canada and Europe. Our technology and people connect the leading automotive manufacturers, dealers, rental companies, fleet operators, captive finance and lending institutions as buyers and sellers to facilitate approximately 1.5 million annual vehicle transactions with a gross merchandise value ("GMV") of $28.8 billion in 2025. GMV represents the total dollar value of vehicles sold through our marketplaces and serves as an indicator of the health and scale of our digital platforms. Our portfolio of integrated technology, data analytics, financing, logistics and other remarketing solutions, combined with our vehicle logistics centers in Canada, power transactions on our marketplace and help advance our purpose: to make wholesale easy so our customers can be more successful.

Our business is divided into two reportable business segments, each of which is an integral part of the wholesale used vehicle remarketing industry: Marketplace and Finance.

- The Marketplace segment serves its customer base through digital marketplaces in the U.S., Canada and Europe and vehicle logistics center locations in Canada. Comprehensive SaaS-based private label remarketing solutions are offered to automobile manufacturers, captive finance companies and other commercial customers to digitally offer vehicles for sale. Vehicles sold on our digital platforms are typically sold by new and used vehicle dealers, commercial fleet operators, financial institutions, rental car companies, and vehicle manufacturers and their captive finance companies to dealer customers. We also provide value-added ancillary services including inbound and outbound transportation logistics, reconditioning, vehicle inspection and certification, titling, administrative and collateral recovery services.

- Through AFC, the Finance segment provides short-term, inventory-secured financing, known as floorplan financing, primarily to independent vehicle dealers throughout the United States and Canada. In addition, AFC provides liquidity for customer trade-ins which can encompass settling lienholder payoffs. AFC also provides title services for their customers throughout North America. AFC is highly complementary to OPENLANE's marketplace business, extending credit to increase marketplace transactions, leveraging AFC's local dealer base to increase marketplace registrations and engagement, and providing a channel through which to bundle marketplace products and services.

Industry Trends

Wholesale Used Vehicle Industry

We believe the U.S. and Canadian wholesale used vehicle industry has a total addressable market of approximately 15 million vehicles, which can fluctuate depending on seasonality and a variety of other macro-economic and industry factors. This wholesale used vehicle industry consists of the commercial market (commercial sellers that sell to franchise and independent dealers) and the dealer-to-dealer market (franchise and independent dealers that both buy and sell vehicles). The Company supports the majority of commercial off-lease sellers in North America with our SaaS-based technology, and we believe digital applications in general may provide an opportunity to expand the total addressable market for dealer-to-dealer transactions. The supply chain issues and market conditions the automotive industry experienced in 2020-2023, including the disruption of new vehicle production, low new vehicle supply and historically high used vehicle pricing have had a material impact on the wholesale used vehicle industry. More recently, new vehicle supply has begun to recover, and this has resulted in wholesale vehicle supply also starting to increase. New lease originations have remained healthy for the last several quarters. As these leases begin maturing in 2026 and beyond, we expect a higher volume of off-lease vehicles available to the wholesale used vehicle industry, with much of that volume flowing through OPENLANE first as we support the majority of commercial sellers with off-lease vehicle inventory in North America. However, recent tariffs and related trade disputes could impact the number of off-lease vehicles that are available to the wholesale used vehicle industry.

Automotive Finance

AFC works with independent vehicle dealers to improve their results by providing a comprehensive set of business and financial solutions that leverage its local presence of branches and in-market representatives, industry experience and scale, as well as OPENLANE affiliations. Throughout 2025, AFC's North American dealer base was comprised of approximately 15,000 unique independent dealers.

Key challenges for the independent vehicle dealers include demand for used vehicles, disruptions in pricing of used vehicle inventory, access to consumer financing, increased interest rates and increased used car retail activity of franchise and public dealerships (most of which do not utilize AFC or its competitors for floorplan financing). These same challenges, to the extent they occur, could result in a material negative impact on AFC's results of operations. A significant decline in used vehicle sales as a result of a decrease in consumer auto loan originations or other factors listed above, could result in an increased number of dealers defaulting on their loans. In addition, volatility in wholesale vehicle pricing impacts the value of recovered collateral on defaulted loans and the resulting severity of credit losses at AFC. A decrease in wholesale used car pricing could lead to increased losses if dealers are unable to satisfy their obligations.

Seasonality

The volume of vehicles sold through our marketplaces generally fluctuates from quarter-to-quarter. This seasonality is caused by several factors including weather, the timing of used vehicles available for sale from selling customers, holidays, and the seasonality of the retail market for used vehicles, which affects the demand side of the auction industry. Wholesale used vehicle volumes tend to decline during prolonged periods of winter weather conditions. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis. In North America, the fourth calendar quarter typically experiences lower used vehicle volume as well as additional costs associated with the holidays and winter weather.

In addition, changes in working capital vary from quarter-to-quarter as a result of the timing of collections and disbursements of funds to consignors from marketplace sales held near period end. Furthermore, variability in AFC's finance receivables portfolio commonly results in changes to working capital.

Sources of Revenues and Expenses

The vehicles sold on our marketplaces generate auction fees from buyers and sellers. The Company generally does not take title to these consigned vehicles and records only its auction fees as revenue ("Auction fees") because it has no influence on the vehicle auction selling price agreed to by the seller and the buyer at the auction. The Company does not record the gross selling price of the consigned vehicles sold at auction as revenue. The Company generally enforces its rights to payment for seller transactions through net settlement provisions following the sale of a vehicle. Marketplace services such as certain inbound and outbound transportation logistics, reconditioning and vehicle inspection and certification ("related fees") are generally recognized at the time of service. Auction fees together with the related fees are presented as "Auction and related fees" in the consolidated statements of income (loss). Our Software as a Service ("SaaS") solutions and collateral recovery services are also generally recognized at the time of service ("SaaS and other revenue" in the consolidated statements of income (loss)). The Company also sells vehicles that have been purchased, which represent approximately 2% of the total volume of vehicles sold. For these types of sales, the Company does record the gross selling price of purchased vehicles sold at auction as revenue ("Purchased vehicle sales" in the consolidated statements of income (loss)) and the gross purchase price of the vehicles as "Cost of services." AFC's revenue ("Finance revenue" in the consolidated statements of income (loss)) is comprised of interest revenue and fee and other revenue associated with our finance receivables. AFC's interest revenue is generally determined based on the applicable prime rate plus a margin.

Although Marketplace revenues include Auction and related fees, our related receivables and payables include the gross value of the vehicles sold. Trade receivables include the unremitted purchase price of vehicles purchased by third parties through our marketplaces, fees to be collected from those buyers and amounts due for services provided by us related to certain consigned vehicles. The amounts due with respect to the services provided by us related to certain consigned vehicles are generally deducted from the sales proceeds upon the eventual auction or other disposition of the related vehicles. Accounts payable include amounts due sellers from the proceeds of the sale of their consigned vehicles less any fees.

Our operating expenses consist of cost of services, finance interest expense, provision for credit losses, selling, general and administrative and depreciation and amortization. Finance interest expense includes the cost of funds on our securitization borrowings and the amortization of debt issue costs on the securitization facilities. Cost of services is composed of payroll and related costs, subcontract services, the cost of vehicles purchased, supplies, insurance, property taxes, utilities, maintenance and lease expense related to vehicle logistics centers and AFC branch locations. Selling, general and administrative expenses are comprised of payroll and related costs, sales and marketing, information technology services and professional fees.

Results of Operations

Overview of Results of OPENLANE, Inc. for the Years Ended December 31, 2025 and 2024:

		Year Ended December 31,		
(Dollars in millions except per share amounts)		**2025**		2024
Revenues				
Auction and related fees	$	**833.5**	$	735.3
SaaS and other revenue		**257.1**		295.1
Purchased vehicle sales		**410.2**		327.0
Finance revenue		**433.7**		431.1
Total operating revenues		**1,934.5**		1,788.5
Operating expenses				
Cost of services (exclusive of depreciation and amortization)		**1,041.7**		956.3
Finance interest expense		**109.9**		123.5
Provision for credit losses		**42.4**		54.3
Selling, general and administrative		**445.2**		408.6
Depreciation and amortization		**91.7**		95.2
Gain on sale of business		**—**		(31.6)
Loss on sale of property		**7.0**		—
Total operating expenses		**1,737.9**		1,606.3
Operating profit		**196.6**		182.2
Interest expense		**18.1**		21.8
Other (income) expense, net		**(13.7)**		2.5
Income from continuing operations before income taxes		**192.2**		157.9
Income taxes		**14.5**		48.0
Income from continuing operations		**177.7**		109.9
Income from discontinued operations, net of income taxes		**—**		—
Net income	$	**177.7**	$	109.9
Amounts from continuing operations attributable to common stockholders				
Income from continuing operations	$	**177.7**	$	109.9
Series A Preferred Stock dividends (including deemed dividends)		**(280.8)**		(44.4)
Income from continuing operations attributable to participating securities		**—**		(16.3)
Income (loss) from continuing operations attributable to common stockholders	$	**(103.1)**	$	49.2
Income (loss) from continuing operations per share				
Basic	$	**(0.96)**	$	0.46
Diluted	$	**(0.96)**	$	0.45

Overview

For the year ended December 31, 2025, we had revenue of $1,934.5 million compared with revenue of $1,788.5 million for the year ended December 31, 2024, an increase of 8%. For a further discussion of our operating results, see the segment results discussions below.

Depreciation and Amortization

Depreciation and amortization decreased $3.5 million, or 4%, to $91.7 million for the year ended December 31, 2025, compared with $95.2 million for the year ended December 31, 2024. The decrease in depreciation and amortization was primarily the result of assets that have become fully amortized and depreciated.

Interest Expense

Interest expense decreased $3.7 million, or 17%, to $18.1 million for the year ended December 31, 2025, compared with $21.8 million for the year ended December 31, 2024. The decrease in interest expense was primarily the result of the repayment of senior note debt in the second quarter of 2025 and a decrease in the borrowings on lines of credit, partially offset by new term loan debt in the fourth quarter of 2025.

Other (Income) Expense, Net

For the year ended December 31, 2025, we had other income of $13.7 million compared with other expense of $2.5 million for the year ended December 31, 2024. The increase in other income was primarily attributable to foreign currency gains on intercompany balances of $9.3 million for the year ended December 31, 2025, compared with $5.8 million in foreign currency losses on intercompany balances for the year ended December 31, 2024. The remaining increase was attributable to a net increase in other miscellaneous items aggregating $1.1 million, primarily an increase in interest income.

Income Taxes

We had an effective tax rate of 7.5% for the year ended December 31, 2025, compared with an effective tax rate of 30.4% for the year ended December 31, 2024. The effective tax rate for the year ended December 31, 2025 was favorably impacted by the release of the $35.8 million valuation allowance against the adjusted U.S. net deferred tax asset.

We recorded a $0.0 million and $35.8 million valuation allowance against the U.S. net deferred tax asset at December 31, 2025 and 2024, respectively. The realization of the net deferred tax assets is dependent on our ability to generate sufficient future taxable income to utilize these assets. Management believes that improved U.S. operations and U.S. taxable income over the three-year period and anticipated future U.S. earnings provide sufficient positive evidence to support the release of the $35.8 million valuation allowance against the U.S. net deferred tax assets. The $35.8 million valuation allowance release resulted in a corresponding decrease to income tax expense in 2025.

Additionally, the Organization for Economic Cooperation and Development has published a proposal to establish a new global minimum corporate tax rate of 15%, commonly referred to as Pillar Two. While the U.S. has not adopted the Pillar Two framework into law, numerous countries in which we operate have enacted tax legislation based on the Pillar Two framework with certain components of the minimum tax rules effective beginning in 2024 and further rules becoming effective beginning in 2025 and subsequent years. On January 5, 2026, the OECD announced agreement amongst members that would exclude U.S. parented groups from some taxes imposed by Pillar Two. This agreement allows for the U.S. international tax rules and Pillar Two to operate in parallel. These rules, as well as changes due to the agreement, are not expected to materially impact the Company's consolidated financial statements. The Company will continue to monitor U.S. and global legislative action related to Pillar Two for potential impacts.

On July 4, 2025, the United States enacted budget reconciliation bill H.R. 1, referred to as the One Big Beautiful Bill Act ("OBBBA"). The Act includes a broad range of tax reform provisions, including extending and modifying various provisions of the Tax Cuts and Jobs Act and expanding certain incentives in the Inflation Reduction Act while accelerating the phase-out of other incentives. The legislation has multiple effective dates, with certain provisions effective in 2025 and other provisions effective in 2026 and subsequent years. OBBBA provisions include the restoration of the current deductibility for domestic research expenditures beginning in 2025, with transition options for previously capitalized amounts. OBBBA's changes to the deductibility of domestic research and experimental expenditures decreased our deferred tax asset position as a change in tax law is accounted for in the period of enactment.

Impact of Foreign Currency

For the year ended December 31, 2025 compared with the year ended December 31, 2024, the change in the euro exchange rate increased revenue by $16.9 million, operating profit by $1.1 million and net income by $0.8 million. For the year ended December 31, 2025 compared with the year ended December 31, 2024, the change in the Canadian dollar exchange rate decreased revenue by $8.4 million, operating profit by $2.2 million and net income by $0.9 million.

Marketplace Results

(Dollars in millions, except GMV)	Year Ended December 31,	
	2025	**2024**
Auction and related fees	$ **833.5**	$ 735.3
SaaS and other revenue	**257.1**	295.1
Purchased vehicle sales	**410.2**	327.0
Total Marketplace revenue	**1,500.8**	1,357.4
Cost of services*	**1,043.0**	964.0
Gross profit	**457.8**	393.4
Provision for credit losses	**5.1**	6.7
Selling, general and administrative	**391.2**	359.6
Depreciation and amortization	**6.8**	8.2
Gain on sale of business	**—**	(31.6)
Loss on sale of property	**7.0**	—
Operating profit	$ **47.7**	$ 50.5
Commercial vehicles sold	**762,000**	826,000
Dealer consignment vehicles sold	**710,000**	620,000
Total vehicles sold	**1,472,000**	1,446,000
GMV (in billions)	$ **28.8**	$ 27.1

* Includes depreciation and amortization

Total Marketplace Revenue

Revenue from the Marketplace segment increased $143.4 million, or 11%, to $1,500.8 million for the year ended December 31, 2025, compared with $1,357.4 million for the year ended December 31, 2024. The increase in revenue was partially attributable to the 15% increase in the number of dealer consignment vehicles sold. For the year ended December 31, 2025, there was an increase in auction and related fees and an increase in purchased vehicle sales, partially offset by a decrease in SaaS and other revenue (discussed below). The change in revenue included the impact of a net increase in revenue of $10.3 million due to fluctuations in the euro and Canadian dollar exchange rates.

The 2% increase in the number of vehicles sold was comprised of a 15% increase in dealer consignment volumes and an 8% decrease in commercial volumes. The GMV of vehicles sold for the year ended December 31, 2025 and 2024 was approximately $28.8 billion and $27.1 billion, respectively.

Auction and Related Fees

Auction and related fees increased $98.2 million, or 13%, to $833.5 million for the year ended December 31, 2025, compared with $735.3 million for the year ended December 31, 2024. The number of vehicles sold increased 2%. Auction fees per vehicle sold for the year ended December 31, 2025 increased $50, or 16%, to $357, compared with $307 for the year ended December 31, 2024. The increase in auction fees per vehicle sold reflects the mix of vehicles sold in 2025 and the impact of price increases. Related fees increased $16.9 million, or 6%, primarily as a result of increases in transportation and reconditioning services aggregating $24.2 million, partially offset by decreases in inspection and other miscellaneous revenue aggregating $7.3 million.

SaaS and Other Revenue

SaaS and other revenue decreased $38.0 million, or 13%, to $257.1 million for the year ended December 31, 2025, compared with $295.1 million for the year ended December 31, 2024, primarily as a result of a decrease in revenue of $38.2 million as a result of the sale of our automotive key business in 2024, and a decrease in other repossession revenue of $12.7 million, partially offset by increases in SaaS transportation revenue of $7.1 million and other miscellaneous SaaS revenues aggregating approximately $5.8 million.

Purchased Vehicle Sales

The entire selling and purchase price of the vehicle is recorded as revenue and cost of services for purchased vehicles sold, which represent approximately 2% of total vehicles sold. Purchased vehicle sales increased $83.2 million, or 25%, to $410.2 million for the year ended December 31, 2025, compared with $327.0 million for the year ended December 31, 2024, primarily as a result of an increase in the number of purchased vehicles sold in the U.S. marketplace and in Europe and an increase in the average selling price of purchased vehicles sold in Europe, partially offset by a decrease in the average selling price of purchased vehicles sold in the U.S. marketplace.

Gross Profit

For the year ended December 31, 2025, gross profit from the Marketplace segment increased $64.4 million, or 16%, to $457.8 million, compared with $393.4 million for the year ended December 31, 2024. Gross profit improvements were driven by a $41.5 million increase from pricing, a $19.5 million increase resulting from a higher mix of dealer consignment vehicles, a $5.5 million net increase in auction and service volumes, a $4.4 million benefit from lower Canadian Digital Service Tax and a $2.5 million benefit from lower depreciation and amortization. These improvements were partially offset by a decrease in other miscellaneous items aggregating $9.0 million.

Gross profit from the Marketplace segment was 30.5% of revenue for the year ended December 31, 2025, compared with 29.0% of revenue for the year ended December 31, 2024. Gross profit as a percentage of revenue increased for the year ended December 31, 2025 as compared with the year ended December 31, 2024, primarily due to the benefit of lower Canadian DST and increased prices, partially offset by an increase in purchased vehicle sales.

On June 28, 2024, Canada enacted a new 3% Digital Services Tax ("Canadian DST") on certain online revenues, including online marketplace service revenues, of companies with consolidated revenues of at least €750 million. On June 29, 2025, the Canadian government announced that it plans to rescind the Canadian DST as part of trade negotiations with the United States. The Company continues to record Canadian DST expense until the Canadian DST is officially rescinded by an act of Parliament. The Company recorded $5.8 million of Canadian DST in 2025, compared with $10.2 million in 2024 (of which $5.4 million related to prior years). The Company will reverse these expenses in the period the Canadian DST is officially rescinded and request a refund for the $10.2 million remitted to the Canadian Revenue Agency in the second quarter of 2025 for 2024 and prior periods.

Provision for Credit Losses

Provision for credit losses from the Marketplace segment decreased $1.6 million, or 24%, to $5.1 million for the year ended December 31, 2025, compared with $6.7 million for the year ended December 31, 2024, primarily as a result of initiatives implemented to reduce risk in the marketplace and initiatives to decrease bad debt expense.

Selling, General and Administrative

Selling, general and administrative expenses from the Marketplace segment increased $31.6 million, or 9%, to $391.2 million for the year ended December 31, 2025, compared with $359.6 million for the year ended December 31, 2024, primarily as a result of increases in incentive-based compensation of $20.1 million, sales-related expenses of $7.1 million, compensation expense of $5.3 million, marketing costs of $2.8 million, travel expenses of $2.2 million and other miscellaneous expenses aggregating $1.6 million, partially offset by $3.6 million related to costs incurred by the Company's automotive key business prior to its sale in the fourth quarter of 2024, severance of $2.1 million and fluctuations in the Canadian exchange rate of $1.8 million.

Gain on Sale of Business

In December 2024, the Company completed the sale of its automotive key business, resulting in a pretax gain on disposal of approximately $31.6 million for the year ended December 31, 2024.

Loss on Sale of Property

In April 2025, the Company closed on the sale of excess property in Montreal that was originally purchased as part of the December 2023 Manheim Canada acquisition. The transaction resulted in a loss on sale of approximately $7.0 million in the second quarter of 2025.

Finance Results

(Dollars in millions)	As of and for the Year Ended December 31,	
	2025	2024
Finance revenue		
Interest revenue	$ **229.1**	$ 231.1
Fee and other revenue	**204.6**	200.0
Total Finance revenue	**433.7**	431.1
Finance interest expense	**109.9**	123.5
Net Finance margin	**323.8**	307.6
Finance provision for credit losses	**37.3**	47.6
Cost of services (exclusive of depreciation and amortization)	**71.3**	67.4
Selling, general and administrative	**54.0**	49.0
Depreciation and amortization	**12.3**	11.9
Operating profit	$ **148.9**	$ 131.7
Portfolio Performance Information		
Floorplans originated	**1,034,000**	1,026,000
Floorplans curtailed*	**647,000**	619,000
Total loan transaction units	**1,681,000**	1,645,000
Total receivables managed	$ **2,423.5**	$ 2,314.0
Average receivables managed**	$ **2,389.8**	$ 2,239.3
Allowance for credit losses	$ **27.5**	$ 19.8
Allowance for credit losses as a percentage of total receivables managed	**1.1%**	0.9%
Finance provision for credit losses as a percentage of average receivables managed	**1.6%**	2.1%
Receivables delinquent as a percentage of total receivables managed	**0.4%**	0.8%

* Floorplans curtailed represent existing loans that customers opt to extend beyond the initial term upon the customer making a partial principal payment and payment of accrued interest and fees.
** Average receivables managed is calculated based on the daily ending balance of total receivables managed.

Yields	Year Ended December 31,	
% of Average Receivables Managed	**2025**	2024
Finance revenue yield		
Interest revenue	**9.6%**	10.3%
Fee and other revenue	**8.5%**	9.0%
Total Finance revenue yield	**18.1%**	19.3%
Finance interest expense	**4.6%**	5.6%
Net Finance margin	**13.5%**	13.7%

Revenue

For the year ended December 31, 2025, the Finance segment revenue increased $2.6 million, or 1%, to $433.7 million, compared with $431.1 million for the year ended December 31, 2024. The increase in revenue was primarily the result of an increase in loan values and a 2% increase in loan transaction units (vehicle finance transactions), partially offset by decreases in interest yields driven by a decrease in prime rates.

Finance Interest Expense

For the year ended December 31, 2025, finance interest expense decreased $13.6 million, or 11%, to $109.9 million, compared with $123.5 million for the year ended December 31, 2024. The decrease in finance interest expense was attributable to an approximately 1.4% decrease in the average interest rate on the securitization obligations, partially offset by an increase in the average balance on the AFC securitization obligations.

Net Finance Margin

For the year ended December 31, 2025, the net Finance margin percent decreased 0.2% to 13.5%, compared with 13.7% for the year ended December 31, 2024. The decrease was primarily attributable to a 0.5% decrease in fee and other revenue yield driven by increasing loan values, partially offset by higher net interest yields. The net interest yield was 5.0% and 4.7% for the year ended December 31, 2025 and 2024, respectively.

Finance Provision for Credit Losses

For the year ended December 31, 2025, finance provision for credit losses decreased $10.3 million, or 22%, to $37.3 million, compared with $47.6 million for the year ended December 31, 2024. The provision for credit losses decreased to 1.6% of the average receivables managed for the year ended December 31, 2025 from 2.1% for the year ended December 31, 2024. The provision for credit losses is expected to be approximately 2% or under, on a long-term basis, of the average receivables managed balance. However, the actual losses in any particular quarter or year could deviate from this range.

Cost of Services

For the year ended December 31, 2025, cost of services for the Finance segment increased $3.9 million, or 6%, to $71.3 million, compared with $67.4 million for the year ended December 31, 2024. The increase in cost of services was primarily the result of increases in compensation expense of $2.6 million and incentive-based compensation of $2.3 million, partially offset by decreases in inventory audit expense of $0.7 million and other miscellaneous expenses aggregating $0.3 million.

Selling, General and Administrative

Selling, general and administrative expenses for the Finance segment increased $5.0 million, or 10%, to $54.0 million for the year ended December 31, 2025, compared with $49.0 million for the year ended December 31, 2024 primarily as a result of increases in incentive-based compensation of $3.1 million, postage expense of $0.7 million, stock-based compensation of $0.5 million and other miscellaneous expenses aggregating $1.4 million, partially offset by a decrease in professional fees of $0.7 million.

Select Finance Balance Sheet Items

		December 31,		
(Dollars in millions)		**2025**		**2024**
Tangible Assets				
Total assets	$	**2,763.6**	$	2,677.7
Intangible assets		**258.2**		260.1
Tangible assets	$	**2,505.4**	$	2,417.6
Tangible parent equity				
Total parent equity***	$	**792.6**	$	789.0
Intangible assets		**258.2**		260.1
Tangible parent equity***	$	**534.4**	$	528.9

*** Parent equity represents OPENLANE's net investment in AFC. Tangible parent equity is a non-GAAP measure of AFC's capital.

Overview of Results of OPENLANE, Inc. for the Year Ended December 31, 2023:

An overview of the results of OPENLANE, Inc. for the year ended December 31, 2023 was included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 20, 2025. The overview of results for the year ended December 31, 2023 did not include the 2025 changes to our revenue categories (see Note 2 in Part II, Item 8 of this report). The change in revenue categories had no impact on total operating revenues, operating profit or income (loss) from continuing operations.

Overview of Results of OPENLANE, Inc. for the Three Months Ended December 31, 2025 and 2024:

	Three Months Ended December 31,	
(Dollars in millions except per share amounts)	**2025**	2024
Revenues		
Auction and related fees	$ **205.5**	$ 184.0
SaaS and other revenue	**62.1**	69.2
Purchased vehicle sales	**117.1**	95.6
Finance revenue	**109.6**	106.2
Total operating revenues	**494.3**	455.0
Operating expenses		
Cost of services (exclusive of depreciation and amortization)	**275.5**	244.5
Finance interest expense	**27.3**	28.3
Provision for credit losses	**12.9**	12.1
Selling, general and administrative	**112.8**	99.7
Depreciation and amortization	**23.3**	23.0
Gain on sale of business	**—**	(31.6)
Total operating expenses	**451.8**	376.0
Operating profit	**42.5**	79.0
Interest expense	**9.9**	4.6
Other expense, net	**0.9**	5.4
Income from continuing operations before income taxes	**31.7**	69.0
Income taxes	**(27.8)**	16.7
Income from continuing operations	**59.5**	52.3
Income from discontinued operations, net of income taxes	**—**	—
Net income	$ **59.5**	$ 52.3
Amounts from continuing operations attributable to common stockholders		
Income from continuing operations	$ **59.5**	$ 52.3
Series A Preferred Stock dividends (including deemed dividends)	**(247.5)**	(11.1)
Income from continuing operations attributable to participating securities	**—**	(10.2)
Income (loss) from continuing operations attributable to common stockholders	$ **(188.0)**	$ 31.0
Income (loss) from continuing operations per share		
Basic	$ **(1.77)**	$ 0.29
Diluted	$ **(1.77)**	$ 0.29

Overview

For the three months ended December 31, 2025, we had revenue of $494.3 million compared with revenue of $455.0 million for the three months ended December 31, 2024, an increase of 9%. For a further discussion of our operating results, see the segment results discussions below.

Depreciation and Amortization

Depreciation and amortization increased $0.3 million, or 1%, to $23.3 million for the three months ended December 31, 2025, compared with $23.0 million for the three months ended December 31, 2024.

Interest Expense

Interest expense increased $5.3 million, or 115%, to $9.9 million for the three months ended December 31, 2025, compared with $4.6 million for the three months ended December 31, 2024. The increase in interest expense was primarily the result of new term loan debt in the fourth quarter of 2025, partially offset by the repayment of senior note debt in the second quarter of 2025.

Other Expense, Net

For the three months ended December 31, 2025, we had other expense of $0.9 million compared with other expense of $5.4 million for the three months ended December 31, 2024. The decrease in other expense was primarily attributable to $1.2 million in foreign currency losses on intercompany balances for the three months ended December 31, 2025, compared with $6.5 million in foreign currency losses on intercompany balances for the three months ended December 31, 2024, partially offset by a decrease in other miscellaneous income aggregating $0.8 million.

Income Taxes

We had an effective tax rate of (87.7)% for the three months ended December 31, 2025, compared with an effective tax rate of 24.2% for the three months ended December 31, 2024. The effective tax rate for the three months ended December 31, 2025 was favorably impacted by the release of the $35.8 million valuation allowance against the adjusted U.S. net deferred tax asset. The effective tax rate for the three months ended December 31, 2024 was favorably impacted by a decrease in the valuation allowance related to current year movement of the adjusted U.S. net deferred tax asset, partially offset by the unfavorable impact of non-deductible goodwill recognized in the sale of the automotive key business.

We recorded a $0.0 million and $35.8 million valuation allowance against the U.S. net deferred tax asset at December 31, 2025 and 2024, respectively. The realization of the net deferred tax assets is dependent on our ability to generate sufficient future taxable income to utilize these assets. Management believes that improved U.S. operations and U.S. taxable income over the three-year period and anticipated future U.S. earnings provide sufficient positive evidence to support the release of the $35.8 million valuation allowance against the U.S. net deferred tax assets. The $35.8 million valuation allowance release resulted in a corresponding decrease to income tax expense for the three months ended December 31, 2025.

Additionally, the Organization for Economic Cooperation and Development has published a proposal to establish a new global minimum corporate tax rate of 15%, commonly referred to as Pillar Two. While the U.S. has not adopted the Pillar Two framework into law, numerous countries in which we operate have enacted tax legislation based on the Pillar Two framework with certain components of the minimum tax rules effective beginning in 2024 and further rules becoming effective beginning in 2025 and subsequent years. On January 5, 2026, the OECD announced agreement amongst members that would exclude U.S. parented groups from some taxes imposed by Pillar Two. This agreement allows for the U.S. international tax rules and Pillar Two to operate in parallel. These rules, as well as changes due to the agreement, are not expected to materially impact the Company's consolidated financial statements. The Company will continue to monitor U.S. and global legislative action related to Pillar Two for potential impacts.

On July 4, 2025, the United States enacted budget reconciliation bill H.R. 1, referred to as the One Big Beautiful Bill Act ("OBBBA"). The Act includes a broad range of tax reform provisions, including extending and modifying various provisions of the Tax Cuts and Jobs Act and expanding certain incentives in the Inflation Reduction Act while accelerating the phase-out of other incentives. The legislation has multiple effective dates, with certain provisions effective in 2025 and other provisions effective in 2026 and subsequent years. OBBBA provisions include the restoration of the current deductibility for domestic research expenditures beginning in 2025, with transition options for previously capitalized amounts. OBBBA's changes to the deductibility of domestic research and experimental expenditures decreased our deferred tax asset position as a change in tax law is accounted for in the period of enactment.

Impact of Foreign Currency

For the three months ended December 31, 2025 compared with the three months ended December 31, 2024, the change in the euro exchange rate increased revenue by $8.3 million, operating profit by $0.5 million and net income by $0.4 million. For the three months ended December 31, 2025 compared with the three months ended December 31, 2024, the change in the Canadian dollar exchange rate increased revenue by $0.1 million and had no impact on operating profit and net income.

Marketplace Results

| (Dollars in millions, except GMV) | Three Months Ended December 31, | |
	2025	2024
Auction and related fees	$ 205.5	$ 184.0
SaaS and other revenue	62.1	69.2
Purchased vehicle sales	117.1	95.6
Total Marketplace revenue	384.7	348.8
Cost of services*	275.6	245.6
Gross profit	109.1	103.2
Provision for credit losses	2.8	1.5
Selling, general and administrative	99.0	88.3
Depreciation and amortization	1.7	1.9
Gain on sale of business	—	(31.6)
Operating profit	$ 5.6	$ 43.1
Commercial vehicles sold	188,000	192,000
Dealer consignment vehicles sold	169,000	155,000
Total vehicles sold	357,000	347,000
GMV (in billions)	$ 7.1	$ 6.6

* Includes depreciation and amortization

Total Marketplace Revenue

Revenue from the Marketplace segment increased $35.9 million, or 10%, to $384.7 million for the three months ended December 31, 2025, compared with $348.8 million for the three months ended December 31, 2024. The increase in revenue was primarily attributable to the 3% increase in the number of vehicles sold. For the three months ended December 31, 2025, there was an increase in purchased vehicle sales and an increase in auction and related fees, partially offset by a decrease in SaaS and other revenue (discussed below). The change in revenue included the impact of an increase in revenue of $8.4 million due to fluctuations in the euro and Canadian dollar exchange rates.

The 3% increase in the number of vehicles sold was comprised of a 9% increase in dealer consignment volumes and a 2% decrease in commercial volumes. The GMV of vehicles sold for the three months ended December 31, 2025 and 2024 was approximately $7.1 billion and $6.6 billion, respectively.

Auction and Related Fees

Auction and related fees increased $21.5 million, or 12%, to $205.5 million for the three months ended December 31, 2025, compared with $184.0 million for the three months ended December 31, 2024. Auction fees per vehicle sold for the three months ended December 31, 2025 increased $38, or 12%, to $361, compared with $323 for the three months ended December 31, 2024. The increase in auction fees per vehicle sold reflects the mix of vehicles sold in the fourth quarter of 2025 and the impact of price increases. Related fees increased $4.8 million, or 7%, primarily as a result of increases in transportation and reconditioning services aggregating $5.8 million, partially offset by decreases in inspection and other miscellaneous revenue aggregating $1.0 million.

SaaS and Other Revenue

SaaS and other revenue decreased $7.1 million, or 10%, to $62.1 million for the three months ended December 31, 2025 compared with $69.2 million for the three months ended December 31, 2024, primarily as a result of a decrease in revenue of $8.5 million as a result of the sale of our automotive key business in 2024, and a decrease in other repossession revenue of $1.5 million, partially offset by increases in other miscellaneous SaaS revenues aggregating approximately $1.5 million and SaaS transportation revenue of $1.4 million.

Purchased Vehicle Sales

The entire selling and purchase price of the vehicle is recorded as revenue and cost of services for purchased vehicles sold, which represent approximately 2% of total vehicles sold. Purchased vehicle sales increased $21.5 million, or 22%, to $117.1 million for the three months ended December 31, 2025, compared with $95.6 million for the three months ended December 31, 2024, primarily as a result of an increase in the number of purchased vehicles sold in the U.S. marketplace and an increase in the average selling price of purchased vehicles sold in Europe, partially offset by a decrease in the number of purchased vehicles sold in Europe.

Gross Profit

For the three months ended December 31, 2025, gross profit for the Marketplace segment increased $5.9 million, or 6%, to $109.1 million, compared with $103.2 million for the three months ended December 31, 2024. Gross profit improvements were driven by a $10.7 million increase from pricing and a $2.9 million net increase in auction and service volumes. These improvements were partially offset by the Canadian Digital Service Tax, which represented a decrease of $4.5 million and a decrease in other miscellaneous items aggregating $3.2 million.

Gross profit from the Marketplace segment was 28.4% of revenue for the three months ended December 31, 2025, compared with 29.6% of revenue for the three months ended December 31, 2024. Gross profit as a percentage of revenue decreased for the three months ended December 31, 2025 as compared with the three months ended December 31, 2024, primarily due to an increase in purchased vehicle sales and the fourth quarter of 2024 adjustment to a portion of the Canadian DST related to prior years, partially offset by increased volumes. The net Canadian Digital Service Tax recorded in the fourth quarter of 2024 was a $3.0 million benefit to cost of services that resulted from a $4.6 million adjustment to reduce Canadian DST related to prior years, offset by $1.6 million of expense for the fourth quarter of 2024.

On June 28, 2024, Canada enacted a new 3% Digital Services Tax ("Canadian DST") on certain online revenues, including online marketplace service revenues, of companies with consolidated revenues of at least €750 million. On June 29, 2025, the Canadian government announced that it plans to rescind the Canadian DST as part of trade negotiations with the United States. The Company continues to record Canadian DST expense until the Canadian DST is officially rescinded by an act of Parliament. The Company recorded $1.5 million of Canadian DST in the fourth quarter of 2025. In the fourth quarter of 2024, the Company updated its estimate of the Canadian DST related to 2023 and 2022. This resulted in a net $3.0 million benefit to cost of services in the fourth quarter of 2024. The Company will reverse these expenses in the period the Canadian DST is officially rescinded and request a refund for the $10.2 million remitted to the Canadian Revenue Agency in the second quarter of 2025 for 2024 and prior periods.

Provision for Credit Losses

Provision for credit losses from the Marketplace segment increased $1.3 million, or 87%, to $2.8 million for the three months ended December 31, 2025, compared with $1.5 million for the three months ended December 31, 2024, primarily as a result of increasing the allowance related to a few specific customers.

Selling, General and Administrative

Selling, general and administrative expenses from the Marketplace segment increased $10.7 million, or 12%, to $99.0 million for the three months ended December 31, 2025, compared with $88.3 million for the three months ended December 31, 2024, primarily as a result of increases in stock-based compensation of $3.0 million, incentive-based compensation of $2.4 million, compensation expense of $1.1 million, sales-related expenses of $0.9 million, travel expenses of $0.9 million, marketing costs of $0.8 million, information technology costs of $0.8 million, non-income based taxes of $0.8 million and other miscellaneous expenses aggregating $1.3 million, partially offset by $1.3 million related to costs incurred by the Company's automotive key business prior to its sale in the fourth quarter of 2024.

Gain on Sale of Business

In December 2024, the Company completed the sale of its automotive key business, resulting in a pretax gain on disposal of approximately $31.6 million for the three months ended December 31, 2024.

Finance Results

(Dollars in millions)	As of and for the Three Months Ended December 31,	
	2025	2024
Finance revenue		
Interest revenue	$ **58.8**	$ 54.5
Fee and other revenue	**50.8**	51.7
Total Finance revenue	**109.6**	106.2
Finance interest expense	**27.3**	28.3
Net Finance margin	**82.3**	77.9
Finance provision for credit losses	**10.1**	10.6
Cost of services (exclusive of depreciation and amortization)	**18.3**	17.0
Selling, general and administrative	**13.8**	11.4
Depreciation and amortization	**3.2**	3.0
Operating profit	$ **36.9**	$ 35.9
Portfolio Performance Information		
Floorplans originated	**241,000**	250,000
Floorplans curtailed*	**172,000**	155,000
Total loan transaction units	**413,000**	405,000
Total receivables managed	$ **2,423.5**	$ 2,314.0
Average receivables managed**	$ **2,466.5**	$ 2,259.6
Allowance for credit losses	$ **27.5**	$ 19.8
Allowance for credit losses as a percentage of total receivables managed	**1.1%**	0.9%
Annualized finance provision for credit losses as a percentage of average receivables managed	**1.6%**	1.9%
Receivables delinquent as a percentage of total receivables managed	**0.4%**	0.8%

* Floorplans curtailed represent existing loans that customers opt to extend beyond the initial term upon the customer making a partial principal payment and payment of accrued interest and fees.
** Average receivables managed is calculated based on the daily ending balance of total receivables managed.

Yields (Annualized)	Three Months Ended December 31,	
% of Average Receivables Managed	**2025**	2024
Finance revenue yield		
Interest revenue	**9.4%**	9.6%
Fee and other revenue	**8.2%**	9.1%
Total Finance revenue yield	**17.6%**	18.7%
Finance interest expense	**4.4%**	5.0%
Net Finance margin	**13.2%**	13.7%

Revenue

For the three months ended December 31, 2025, the Finance segment revenue increased $3.4 million, or 3%, to $109.6 million, compared with $106.2 million for the three months ended December 31, 2024. The increase in revenue was primarily the result of an increase in loan values and a 2% increase in loan transaction units (vehicle finance transactions), partially offset by decreases in interest yields driven by a decrease in prime rates.

Finance Interest Expense

For the three months ended December 31, 2025, finance interest expense decreased $1.0 million, or 4%, to $27.3 million, compared with $28.3 million for the three months ended December 31, 2024. The decrease in finance interest expense was attributable to an approximately 1.0% decrease in the average interest rate on the securitization obligations, partially offset by an increase in the average balance on the AFC securitization obligations.

Net Finance Margin (Annualized)

For the three months ended December 31, 2025, the net Finance margin percent decreased 0.5% to 13.2%, compared with 13.7% for the three months ended December 31, 2024. The decrease was primarily attributable to a 0.9% decrease in fee and other revenue yield driven by increasing loan values, partially offset by higher net interest yields. The net interest yield was 5.0% and 4.6% for the three months ended December 31, 2025 and 2024, respectively.

Finance Provision for Credit Losses

For the three months ended December 31, 2025, finance provision for credit losses decreased $0.5 million, or 5%, to $10.1 million, compared with $10.6 million for the three months ended December 31, 2024. The provision for credit losses decreased to 1.6% of the average receivables managed for the three months ended December 31, 2025 from 1.9% for the three months ended December 31, 2024. The provision for credit losses is expected to be approximately 2% or under, on a long-term basis, of the average receivables managed balance. However, the actual losses in any particular quarter or year could deviate from this range.

Cost of Services

For the three months ended December 31, 2025, cost of services for the Finance segment increased $1.3 million, or 8%, to $18.3 million, compared with $17.0 million for the three months ended December 31, 2024. The increase in cost of services was primarily the result of increases in compensation expense of $1.2 million and incentive-based compensation of $0.7 million, partially offset by a decrease in other miscellaneous expenses aggregating $0.6 million.

Selling, General and Administrative

Selling, general and administrative expenses for the Finance segment increased $2.4 million, or 21%, to $13.8 million for the three months ended December 31, 2025, compared with $11.4 million for the three months ended December 31, 2024 primarily as a result of increases in stock-based compensation of $0.8 million, incentive-based compensation of $0.6 million, severance of $0.5 million and other miscellaneous expenses aggregating $0.5 million.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, our sources of liquidity consisted of cash on hand, working capital and amounts available under our Revolving Credit Facilities. Our principal ongoing sources of liquidity consist of cash generated by operations and borrowings under our Revolving Credit Facilities.

	December 31,	
(Dollars in millions)	**2025**	**2024**
Cash and cash equivalents	$ **141.5**	$ 143.0
Working capital	**407.7**	286.0
Amounts available under the Revolving Credit Facilities	**409.9**	397.9
Cash provided by operating activities for the year ended	**391.9**	292.8

We regularly evaluate alternatives for our capital structure and liquidity given our expected cash flows, growth and operating capital requirements as well as capital market conditions.

Working Capital

A substantial amount of our working capital (current assets less current liabilities) associated with our Marketplace segment is generated from the payments received for services provided. The majority of our working capital needs in the Marketplace segment are short-term in nature, usually less than a week in duration. Most financial institutions place a temporary hold on the availability of the funds deposited that generally can range up to two business days, resulting in cash in our accounts and on our balance sheet that is unavailable for use until it is made available. There are outstanding checks (book overdrafts) to sellers and vendors included in current liabilities. Because a portion of these outstanding checks for operations in the U.S. are drawn upon bank accounts at financial institutions other than the financial institutions that hold the cash, we cannot offset all the cash and the outstanding checks on our balance sheet. Changes in working capital vary from quarter-to-quarter as a result of the timing of collections and disbursements of funds to consignors from marketplace sales held near period end.

Approximately $38.0 million of available cash was held by our foreign subsidiaries at December 31, 2025. If funds held by our foreign subsidiaries were to be repatriated, state and local income tax expense and withholding tax expense would need to be recognized, net of any applicable foreign tax credits.

AFC offers short-term inventory-secured financing, also known as floorplan financing, to independent vehicle dealers. Financing is primarily provided for terms of 30 to 90 days. AFC principally generates its funding through the sale of its receivables. The receivables sold pursuant to the securitization agreements are accounted for as secured borrowings. For further discussion of AFC's securitization arrangements, see "Securitization Facilities."

Credit Facilities

On October 8, 2025, we entered into a Second Amendment Agreement (the "Second Amendment") to the Credit Agreement that provides for, among other things, incremental term loans in an aggregate principal amount equal to $550.0 million (the "2025 Incremental Term Loans"). The proceeds of the 2025 Incremental Term Loans were used to finance the repurchase of shares of Series A Preferred Stock and to pay fees and expenses incurred in connection with the establishment of the loans. The 2025 Incremental Term Loans are due in October 2032. We capitalized approximately $6.1 million of debt issuance costs in connection with the Second Amendment. The 2025 Incremental Term Loans bear interest, at the Company's election based on the type of borrowing, at a rate equal to (i) the Adjusted Term SOFR Rate plus a margin of 2.50% (for Term Benchmark Loans or RFR Loans, each as defined in the Credit Agreement) or (ii) the Base Rate plus a margin of 1.50% (for Base Rate Loans, as defined in the Credit Agreement).

The 2025 Incremental Term Loans were issued at a discount of $2.7 million and the discount is being amortized using the effective interest method to interest expense over the term of the loans. The 2025 Incremental Term Loans are payable in quarterly installments equal to 0.25% of the original aggregate principal amount. Such payments will commence on March 31, 2026, with the balance payable at the maturity date.

On June 23, 2023, we entered into the Credit Agreement, which provides for, among other things, the $325 million Revolving Credit Facility. We incurred a non-cash loss on the extinguishment of debt of $0.4 million in the second quarter of 2023. The loss was the result of the write-off of unamortized debt issuance costs associated with lenders that are not participating in the Revolving Credit Facility. On January 19, 2024, the Company and ADESA Auctions Canada Corporation, a subsidiary of the Company (the "Canadian Borrower") entered into the First Amendment Agreement (the "First Amendment") to the Credit Agreement. The First Amendment provides for, among other things, (i) a C$175 million revolving credit facility in Canadian dollars (the "Canadian Revolving Credit Facility" and, together with the Revolving Credit Facility, "the Revolving Credit Facilities") and (ii) a C$50 million sub-limit (the "Canadian Sub-limit") under the Company's Revolving Credit Facility for borrowings in Canadian dollars. The proceeds from the Canadian Revolving Credit Facility were able to be used to finance a portion of the Manheim Canada acquisition, to pay for expenses related to the First Amendment and for ongoing working capital and general corporate purposes.

The Revolving Credit Facility is available for letters of credit, working capital, permitted acquisitions and general corporate purposes. The Revolving Credit Facility also includes a $65 million sub-limit for the issuance of letters of credit and a $60 million sub-limit for swingline loans.

Loans under the Revolving Credit Facility bear interest at a rate calculated based on the type of borrowing (at the Company's election, either Adjusted Term SOFR Rate or Base Rate (each as defined in the Credit Agreement)) and the Company's Consolidated Senior Secured Net Leverage Ratio (as defined in the Credit Agreement), with such rate ranging from 2.75% to 2.25% for Adjusted Term SOFR Rate loans and from 1.75% to 1.25% for Base Rate loans. The Company also pays a commitment fee between 25 to 35 basis points, payable quarterly, on the average daily unused amount of the Revolving Credit Facility based on the Company's Consolidated Senior Secured Net Leverage Ratio.

Loans under the Canadian Revolving Credit Facility bear interest at a rate calculated based on the type of borrowing (at the Canadian Borrower's election, either Adjusted Term CORRA Rate or Canadian Prime Rate (each as defined in the Credit Agreement)) and the Company's Consolidated Senior Secured Net Leverage Ratio, with such rate ranging from 3.00% to 2.50% for Adjusted Term CORRA loans and from 2.00% to 1.50% for Canadian Prime Rate loans. Loans under the Canadian Sub-limit will bear interest at the Adjusted Term CORRA Rate plus a margin ranging from 2.75% to 2.25% based on the Company's Consolidated Senior Secured Net Leverage Ratio (the same margin as loans under the existing Revolving Credit Facility). The Canadian Borrower will also pay a commitment fee between 25 to 35 basis points, payable quarterly, on the average daily unused amount of the Canadian Revolving Credit Facility based on the Company's Consolidated Senior Secured Net Leverage Ratio.

Debt discounts and issuance costs are presented as a direct reduction from the amount of the related debt liability to arrive at the carrying amount. Unamortized debt discounts and issuance costs totaled $14.4 million and $8.2 million at December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, there were no borrowings on the Revolving Credit Facilities. We had related outstanding letters of credit in the aggregate amount of $42.6 million and $48.8 million at December 31, 2025 and 2024, respectively, which reduce the amount available for borrowings under the Revolving Credit Facilities. Our European operations have lines of credit aggregating $47.0 million (€40 million) of which $0.0 million was drawn at December 31, 2025.

The obligations of the Company under the 2025 Incremental Term Loans and the Revolving Credit Facility are guaranteed by certain of our domestic subsidiaries (the "Subsidiary Guarantors") and are secured by substantially all of the assets of the Company and the Subsidiary Guarantors, including but not limited to: (a) pledges of and first priority security interests in 100% of the equity interests of certain of the Company's and the Subsidiary Guarantors' domestic subsidiaries and 65% of the equity interests of certain of the Company's and the Subsidiary Guarantors' first tier foreign subsidiaries and (b) first priority security interests in substantially all other assets of the Company and each Subsidiary Guarantor, subject to certain exceptions.

The obligations of the Canadian Borrower under the Canadian Revolving Credit Facility are guaranteed by certain of the Company's domestic and Canadian subsidiaries (the "Canadian Revolving Credit Facility Subsidiary Guarantors") and are secured by substantially all of the assets of the Company, the Canadian Borrower and the Canadian Revolving Credit Facility Subsidiary Guarantors, subject to certain exceptions; provided, however, the Canadian Borrower and the other Canadian subsidiaries of the Company constituting the Canadian Revolving Credit Facility Subsidiary Guarantors shall guarantee and/or provide security for only the Canadian Secured Obligations (as defined in the Credit Agreement).

Certain covenants contained within the Credit Agreement are critical to an investor's understanding of our financial liquidity, as the failure to maintain compliance with these covenants could result in a default and allow the lenders under the Credit Agreement to declare all amounts borrowed immediately due and payable. The Credit Agreement contains a financial covenant requiring compliance with a maximum Consolidated Senior Secured Net Leverage Ratio not to exceed 3.5 as of the last day of each fiscal quarter on which any loans under the Revolving Credit Facilities are outstanding. The Consolidated Senior Secured Net Leverage Ratio is calculated as Consolidated Total Debt (as defined in the Credit Agreement) divided by Consolidated EBITDA (as defined in the Credit Agreement) for the last four quarters. Consolidated Total Debt includes, among other things, term loan borrowings, revolving loans, finance lease liabilities and other obligations for borrowed money less Unrestricted Cash (as defined in the Credit Agreement). Consolidated EBITDA is EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude, among other things, (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock-based compensation expense; (e) certain other non-cash amounts included in the determination of net income; (f) charges and revenue reductions resulting from purchase accounting; (g) minority interest; (h) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (i) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; (j) expenses incurred in connection with permitted acquisitions; (k) any impairment charges or write-offs of intangibles; and (l) any extraordinary, unusual or non-recurring charges, expenses or losses. Our Consolidated Senior Secured Net Leverage Ratio was 1.3 at December 31, 2025.

In addition, the Credit Agreement (see Note 11, "Long-Term Debt" for additional information) contains certain limitations on our ability to pay dividends and other distributions, make certain acquisitions or investments, grant liens and sell assets, and contains certain limitations on our ability to incur indebtedness. The applicable covenants in the Credit Agreement affect our operating flexibility by, among other things, restricting our ability to incur expenses and indebtedness that could be used to grow the business, as well as to fund general corporate purposes. We were in compliance with the covenants in the Credit Agreement at December 31, 2025.

Senior Notes

On May 31, 2017, we issued $950 million of 5.125% senior notes due June 1, 2025. The Company repaid the outstanding $210.0 million of senior notes upon maturity in 2025 with cash on hand. The Company paid interest on the senior notes semi-annually in arrears on June 1 and December 1 of each year. The senior notes were guaranteed by the Subsidiary Guarantors and as of June 1, 2023 became redeemable at par. In June 2023, in connection with a previously announced offer to purchase, we prepaid $140 million of the senior notes at par. We incurred a loss on the extinguishment of the senior notes of $0.7 million in the second quarter of 2023 primarily representative of the write-off of unamortized debt issuance costs associated with the portion of the senior notes repaid, as well as purchase offer expenses.

Liquidity

At December 31, 2025, there were no borrowings on the Revolving Credit Facilities. When drawn upon, the Revolving Credit Facilities are classified as current debt based on the Company's past practice of using the Revolving Credit Facilities for short term borrowings. However, the terms of the Revolving Credit Facilities do not require repayment until maturity at June 23, 2028. At December 31, 2025, cash totaled $141.5 million and there was an additional $409.9 million available for borrowing under the Revolving Credit Facilities (net of $42.6 million in outstanding letters of credit). Funds held by our foreign subsidiaries could be repatriated, at which point state and local income tax expense and withholding tax expense would need to be recognized, net of any applicable foreign tax credits.

We believe our sources of liquidity from our cash and cash equivalents on hand, working capital, availability under our Revolving Credit Facilities and ongoing sources of liquidity from cash generated by operations and borrowings under our Revolving Credit Facilities are sufficient to meet our operating needs for the foreseeable future. In addition, we believe the previously mentioned sources of liquidity will be sufficient to fund our capital requirements and debt service payments for the foreseeable future. Changes in macroeconomic conditions could materially affect the Company's liquidity.

Securitization Facilities

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to AFC Funding Corporation. A securitization agreement allows for the revolving sale by AFC Funding Corporation to a group of bank purchasers of undivided interests in certain finance receivables subject to committed liquidity. The agreement expires on January 31, 2028. AFC Funding Corporation had committed liquidity of $2.0 billion for U.S. finance receivables at December 31, 2025.

We also have an agreement for the securitization of Automotive Finance Canada Inc.'s ("AFCI") receivables, which expires on January 31, 2028. AFCI's committed facility is provided through a third-party conduit (separate from the U.S. facility) and was C$500 million at December 31, 2025. In May 2025, AFCI entered into Amendment No. 2 (the "Amendment No. 2") to the Receivables Purchase Agreement. The Amendment No. 2 increased AFCI's committed liquidity from C$300 million to C$375 million. In November 2025, AFCI entered into Amendment No. 3 (the "Amendment No. 3") to the Receivables Purchase Agreement. The Amendment No. 3 increased AFCI's committed liquidity from C$375 million to C$500 million. We capitalized an aggregate of approximately $0.6 million of costs in connection with Amendment No. 2 and Amendment No. 3. The receivables sold pursuant to both the U.S. and Canadian securitization agreements are accounted for as secured borrowings.

AFC managed total finance receivables of $2,423.5 million and $2,314.0 million at December 31, 2025 and 2024, respectively. AFC's allowance for losses was $27.5 million and $19.8 million at December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, $2,803.5 million and $2,335.1 million, respectively, of finance receivables (inclusive of accrued interest and fees) and a cash reserve of 1 or 3 percent of the obligations collateralized by finance receivables served as security for the $1,771.7 million and $1,679.1 million of gross obligations collateralized by finance receivables at December 31, 2025 and 2024, respectively. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreements. There were unamortized securitization issuance costs of approximately $13.4 million and $18.8 million at December 31, 2025 and 2024, respectively. After the occurrence of a termination event, as defined in the U.S. securitization agreement, the banks may, and could, cause the stock of AFC Funding Corporation to be transferred to the bank facility, though as a practical matter the bank facility would look to the liquidation of the receivables under the transaction documents as their primary remedy.

Proceeds from the revolving sale of receivables to the bank facilities are used to fund new loans to customers. AFC, AFC Funding Corporation and AFCI must maintain certain financial covenants including, among others, limits on the amount of debt AFC and AFCI can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreements also incorporate the financial covenants of our Credit Agreement. At December 31, 2025, we were in compliance with the covenants in the securitization agreements.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA, as presented herein, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP.

EBITDA is defined as net income (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for the items of income and expense and expected incremental revenue and cost savings, as described above in the discussion of certain restrictive loan covenants under "Credit Facilities." Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about one of the principal measures of performance used by our creditors. In addition, management uses EBITDA and Adjusted EBITDA to evaluate our performance. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of the results as reported under GAAP. These non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies.

The following tables reconcile income from continuing operations to EBITDA and Adjusted EBITDA for the periods presented:

(Dollars in millions)	Three Months Ended December 31, 2025		
	Marketplace	Finance	Consolidated
Income from continuing operations	$ 25.8	$ 33.7	$ 59.5
Add back:			
Income taxes	(30.9)	3.1	(27.8)
Finance interest expense	—	27.3	27.3
Interest expense, net of interest income	9.6	—	9.6
Depreciation and amortization	20.1	3.2	23.3
EBITDA	24.6	67.3	91.9
Non-cash stock-based compensation	3.9	1.1	5.0
Securitization interest	—	(24.9)	(24.9)
Severance	1.4	0.7	2.1
Foreign currency losses	1.1	0.1	1.2
ERP implementation costs	0.5	0.1	0.6
Other	0.1	—	0.1
Total addbacks (deductions)	7.0	(22.9)	(15.9)
Adjusted EBITDA	$ 31.6	$ 44.4	$ 76.0

(Dollars in millions)	Three Months Ended December 31, 2024		
	Marketplace	Finance	Consolidated
Income from continuing operations	$ 25.9	$ 26.4	$ 52.3
Add back:			
Income taxes	7.3	9.4	16.7
Finance interest expense	—	28.3	28.3
Interest expense, net of interest income	4.1	—	4.1
Depreciation and amortization	20.0	3.0	23.0
EBITDA	57.3	67.1	124.4
Non-cash stock-based compensation	0.9	0.2	1.1
Acquisition related costs	0.1	—	0.1
Securitization interest	—	(25.7)	(25.7)
Gain on sale of business	(31.6)	—	(31.6)
Severance	2.3	0.1	2.4
Foreign currency losses	6.4	0.1	6.5
Gain on investments	(0.4)	—	(0.4)
Impact for newly acquired Canadian DST related to prior years	(4.6)	—	(4.6)
Other	0.5	—	0.5
Total addbacks (deductions)	(26.4)	(25.3)	(51.7)
Adjusted EBITDA	$ 30.9	$ 41.8	$ 72.7

(Dollars in millions)	Year Ended December 31, 2025		
	Marketplace	Finance	Consolidated
Income from continuing operations	$ 60.2	$ 117.5	$ 177.7
Add back:			
Income taxes	(16.8)	31.3	14.5
Finance interest expense	—	109.9	109.9
Interest expense, net of interest income	14.9	—	14.9
Depreciation and amortization	79.4	12.3	91.7
EBITDA	137.7	271.0	408.7
Non-cash stock-based compensation	12.2	3.6	15.8
Securitization interest	—	(100.0)	(100.0)
Loss on sale of property	7.0	—	7.0
Severance	8.0	0.9	8.9
Foreign currency (gains) losses	(9.4)	0.1	(9.3)
ERP implementation costs	0.5	0.1	0.6
Other	0.8	0.1	0.9
Total addbacks (deductions)	19.1	(95.2)	(76.1)
Adjusted EBITDA	$ 156.8	$ 175.8	$ 332.6

(Dollars in millions)	Marketplace	Finance	Consolidated
	Year Ended December 31, 2024		
Income from continuing operations	$ 1.7	$ 108.2	$ 109.9
Add back:			
Income taxes	11.3	36.7	48.0
Finance interest expense	—	123.5	123.5
Interest expense, net of interest income	20.2	—	20.2
Depreciation and amortization	83.3	11.9	95.2
Intercompany interest	13.3	(13.3)	—
EBITDA	129.8	267.0	396.8
Non-cash stock-based compensation	12.9	3.0	15.9
Acquisition related costs	0.6	—	0.6
Securitization interest	—	(112.7)	(112.7)
Gain on sale of business	(31.6)	—	(31.6)
Severance	10.5	1.1	11.6
Foreign currency losses	5.8	—	5.8
Gain on investments	(0.4)	—	(0.4)
Professional fees related to business improvement efforts	1.2	0.3	1.5
Impact for newly enacted Canadian DST related to prior years	5.4	—	5.4
Other	0.3	0.2	0.5
Total addbacks (deductions)	4.7	(108.1)	(103.4)
Adjusted EBITDA	$ 134.5	$ 158.9	$ 293.4

Certain of our loan covenant calculations utilize financial results for the most recent four consecutive fiscal quarters. The following table reconciles net income to EBITDA and Adjusted EBITDA for the periods presented:

	Three Months Ended				Twelve Months Ended
(Dollars in millions)	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	December 31, 2025
Net income	$ 36.9	$ 33.4	$ 47.9	$ 59.5	$ 177.7
Less: Income from discontinued operations	—	—	—	—	—
Income from continuing operations	36.9	33.4	47.9	59.5	177.7
Add back:					
Income taxes	15.8	18.3	8.2	(27.8)	14.5
Finance interest expense	27.6	26.9	28.1	27.3	109.9
Interest expense, net of interest income	3.4	1.3	0.6	9.6	14.9
Depreciation and amortization	22.7	23.0	22.7	23.3	91.7
EBITDA	106.4	102.9	107.5	91.9	408.7
Non-cash stock-based compensation	2.0	4.4	4.4	5.0	15.8
Securitization interest	(25.1)	(24.4)	(25.6)	(24.9)	(100.0)
Loss on sale of property	—	7.0	—	—	7.0
Severance	2.0	2.4	2.4	2.1	8.9
Foreign currency (gains) losses	(3.3)	(5.6)	(1.6)	1.2	(9.3)
ERP implementation costs	—	—	—	0.6	0.6
Other	0.8	—	—	0.1	0.9
Total addbacks (deductions)	(23.6)	(16.2)	(20.4)	(15.9)	(76.1)
Adjusted EBITDA	$ 82.8	$ 86.7	$ 87.1	$ 76.0	$ 332.6

Summary of Cash Flows

	Year Ended December 31,	
(Dollars in millions)	2025	2024
Net cash provided by (used by):		
Operating activities - continuing operations	$ 391.9	$ 292.8
Operating activities - discontinued operations	—	(1.4)
Investing activities - continuing operations	(149.0)	(70.9)
Investing activities - discontinued operations	—	—
Financing activities - continuing operations	(257.9)	(173.9)
Financing activities - discontinued operations	—	—
Net change in cash balances of discontinued operations	—	—
Effect of exchange rate on cash	16.7	(21.8)
Net increase in cash, cash equivalents and restricted cash	$ 1.7	$ 24.8

Cash flow from operating activities (continuing operations) Net cash provided by operating activities (continuing operations) was $391.9 million for the year ended December 31, 2025, compared with $292.8 million for the year ended December 31, 2024. Cash provided by continuing operations for 2025 consisted primarily of cash earnings and an increase in accounts payable and accrued expenses, partially offset by an increase in trade receivables and other assets. Cash provided by continuing operations for 2024 consisted primarily of cash earnings and a decrease in trade receivables and other assets, partially offset by a decrease in accounts payable and accrued expenses. The increase in operating cash flow was primarily attributable to increased profitability and changes in operating assets and liabilities as a result of the timing of collections and disbursement of funds to consignors for marketplace sales held near period-ends.

Changes in AFC's accounts payable balance are presented in cash flows from operating activities, while changes in AFC's finance receivables are presented in cash flows from investing activities and changes in AFC's obligations collateralized by finance receivables are presented in cash flows from financing activities. Variations in these balances can lead to significant fluctuations across operating, investing and financing cash flows. Growth and contraction in AFC's finance receivables portfolio can result in significant swings in cash flows in a given period as approximately 70% to 75% of AFC's finance receivables portfolio is funded through its securitization facilities with the remainder funded through other sources of liquidity including cash on hand and working capital.

Cash flow from investing activities (continuing operations) Net cash used by investing activities (continuing operations) was $149.0 million for the year ended December 31, 2025, compared with $70.9 million for the year ended December 31, 2024. The cash used by investing activities in 2025 was primarily from an increase in finance receivables held for investment and purchases of property and equipment, partially offset by proceeds from the sale of property. The cash used by investing activities in 2024 was primarily from an increase in finance receivables held for investment and purchases of property and equipment, partially offset by the proceeds from the sale of a business.

Cash flow from financing activities (continuing operations) Net cash used by financing activities (continuing operations) was $257.9 million for the year ended December 31, 2025, compared with $173.9 million for the year ended December 31, 2024. The cash used by financing activities in 2025 was primarily due to the repurchase and retirement of shares of Series A Preferred Stock in October 2025, payments on long-term debt, repurchases and retirement of common stock, dividends paid on Series A Preferred Stock and repayments on lines of credit, partially offset by proceeds from long-term debt and a net increase in obligations collateralized by finance receivables. The cash used by financing activities in 2024 was primarily due to repayments on lines of credit, dividends paid on Series A Preferred Stock, repurchases and retirement of common stock and payments for debt issuance costs, partially offset by a net increase in obligations collateralized by finance receivables.

Cash flow from operating activities (discontinued operations) There were no operating activities (discontinued operations) for the year ended December 31, 2025, compared with net cash used by operating activities of $1.4 million for the year ended December 31, 2024. The cash used by operating activities in 2024 was primarily attributable to the payment of an accrued obligation.

Cash flow from investing activities (discontinued operations) There were no investing activities (discontinued operations) for the years ended December 31, 2025 and 2024.

Cash flow from financing activities (discontinued operations) There were no financing activities (discontinued operations) for the years ended December 31, 2025 and 2024.

Capital Expenditures

Capital expenditures for the years ended December 31, 2025 and 2024 approximated $55.4 million and $53.0 million, respectively. Capital expenditures were funded from internally generated funds. We continue to invest in our core information technology capabilities and our service locations. Capital expenditures are expected to be approximately $55 million to $60 million for fiscal year 2026. Future capital expenditures could vary substantially based on capital project timing, capital expenditures related to acquired businesses and the initiation of new information systems projects to support our business strategies.

Dividends

The Series A Preferred Stock ranks senior to the shares of the Company's common stock, par value $0.01 per share, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends were payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payments (through June 30, 2022), and thereafter, in cash or in kind, or in any combination of both, at the option of the Company. For the year ended December 31, 2025, the holders of the Series A Preferred Stock received cash dividends aggregating $38.6 million. For the years ended December 31, 2024 and 2023, the holders of the Series A Preferred Stock received cash dividends aggregating $44.4 million each year. The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

Contractual Obligations

To provide a clear picture of matters potentially impacting our liquidity position, the table below sets forth a summary of our contractual obligations as of December 31, 2025. Some of the figures included in this table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal and other factors. Because these estimates and assumptions are necessarily subjective, the obligations we may actually pay in future periods could vary from those reflected in the table. This table does not include the obligations related to our securitization facilities, which are not secured by the general assets of OPENLANE. It also does not include the obligations related to our Series A Preferred Stock. Our securitization facilities and Series A Preferred Stock are discussed in Note 8 and Note 14, respectively, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. The following table summarizes our contractual cash obligations as of December 31, 2025 *(in millions)*:

	Payments Due by Period		
Contractual Obligations	**Total**	**1 year or Less**	**More than 1 Year**
Long-term debt			
$325 million Revolving Credit Facility (a)	$ —	$ —	$ —
Canadian Revolving Credit Facility (a)	—	—	—
2025 Incremental Term Loans (a)	550.0	5.5	544.5
European lines of credit	—	—	—
Interest payments relating to long-term debt (b)	237.5	41.7	195.8
Operating leases (c)	77.0	13.1	63.9
Total contractual cash obligations	$ 864.5	$ 60.3	$ 804.2

_____

(a)   The Company has historically included the Revolving Credit Facilities in current debt based on its intent to repay the amount outstanding within one year; however, the Company is not contractually obligated to repay the borrowings until the maturity of the Revolving Credit Facilities (June 2028). The 2025 Incremental Term Loans are assumed to be held to maturity (October 2032).

(b)   Interest payments on long-term debt are projected based on the contractual rates of the debt securities. Interest rates for the variable rate term debt instruments were held constant at rates as of December 31, 2025.

(c)   Operating leases are entered into in the normal course of business. We lease some of our vehicle logistics center facilities, as well as other property and equipment under operating leases. Some lease agreements contain options to renew the lease or purchase the leased property. Future operating lease obligations would change if the renewal options were exercised and/or if we entered into additional operating lease agreements.

Critical Accounting Estimates

In preparing the financial statements in accordance with U.S. generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. Accounting measurements that management believes are most critical to the reported results of our operations and financial condition include: (1) allowance for credit losses; (2) goodwill and other intangible assets; and (3) business combinations.

In addition to the critical accounting estimates, there are other items used in the preparation of the consolidated financial statements that require estimation, but are not deemed critical. Changes in estimates used in these and other items could have a material impact on our financial statements.

We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals, and various other assumptions believed to be reasonable. In addition, our most significant accounting policies are discussed in Note 2 and elsewhere in the notes to the consolidated financial statements for the year ended December 31, 2025, which are included in this Annual Report on Form 10-K.

Allowance for Credit Losses

We maintain an allowance for credit losses for estimated losses resulting from the inability of customers to make required payments. Delinquencies and losses are monitored on an ongoing basis and this historical experience provides the primary basis for estimating the allowance. The allowance for credit losses is also based on management's evaluation of the receivables portfolio under current economic conditions, the size of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management's judgment, deserve recognition in estimating losses. Specific collection matters can be impacted by the outcome of negotiations, remarketing results, litigation and bankruptcy proceedings with individual customers.

AFC controls credit risk through credit approvals, credit limits, underwriting and collateral management monitoring procedures, including around 50,000 lot audits and holding vehicle titles where permitted. The estimates are based on management's evaluation of many factors, including AFC's historical credit loss experience, the value of the underlying collateral, delinquency trends and economic conditions. The estimates are based on information available as of each reporting date and reflect the expected credit losses over the entire expected term of the receivables. Actual losses may differ from the original estimates due to actual results varying from those assumed in our estimates.

As a measure of sensitivity, if we had experienced a 10% increase in net charge-offs of finance receivables for the years ended December 31, 2025 and 2024 our provision for credit losses would have increased by approximately $3.0 million and $5.1 million in 2025 and 2024, respectively.

Goodwill and Other Intangible Assets

We assess goodwill for impairment annually during the second quarter or more frequently if events or changes in circumstances indicate that impairment may exist. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; and our market valuation relative to our carrying value. When evaluating goodwill for impairment, we may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If we do not perform a qualitative assessment, or if we determine that a reporting unit's fair value is not more likely than not greater than its carrying value, then we calculate the estimated fair value of the reporting unit using discounted cash flows and market approaches.

When assessing goodwill for impairment, our decision to perform a qualitative impairment assessment for a reporting unit in a given year is influenced by a number of factors, including the size of the reporting unit's goodwill, the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments and the date of acquisition. If we perform a quantitative assessment of a reporting unit's goodwill, our impairment calculations contain uncertainties because they require management to make assumptions and apply judgment when estimating future cash flows and earnings, including projected revenue growth and operating expenses related to existing businesses, as well as utilizing valuation multiples of similar publicly traded companies and selecting an appropriate discount rate based on the estimated cost of capital that reflects the risk profile of the related business. Estimates of revenue growth and operating expenses are based on management estimates considering the reporting unit's past performance and forecasted growth, strategic initiatives and changes in economic conditions. These estimates, as well as the selection of comparable companies and valuation multiples used in the market approach are highly subjective, and our ability to realize the future cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies. The Company did not identify any impairment for our reporting units in 2025 or 2024.

In the second quarter of 2023 and as part of our annual goodwill impairment testing, we performed a quantitative assessment. This analysis resulted in goodwill impairment charges totaling $218.9 million ($166.4 million net of $52.5 million deferred tax benefit) in our U.S. Dealer-to-Dealer reporting unit and $6.4 million in our Europe reporting unit (both within the Marketplace segment). The goodwill impairment related to our U.S. Dealer-to-Dealer reporting unit was primarily driven by lower near-term and long-term revenue growth rates associated with a slower overall recovery in vehicle volumes. The goodwill impairment related to our Europe reporting unit was driven by combining two previously separate reporting units (U.K. and Europe) into a single reporting unit. Including U.K. in the reporting unit resulted in a reduction in the overall fair value of the combined reporting unit, resulting in an impairment charge. As a result of the impairment charges, the carrying value of the U.S. Dealer-to-Dealer and Europe reporting units approximated fair value. The fair value of each of our other reporting units was substantially in excess of its carrying value, with the exception of our Canada reporting unit within the Marketplace segment, which exceeded its carrying value by approximately 14%. Significant assumptions used in the determination of the estimated fair values of these reporting units were the revenue and earnings growth rates and the discount rate. The revenue and expense growth rates are dependent on wholesale used vehicle supply, the competitive environment, inflation and our ability to pass price increases along to our customers, and business activities that impact market share. As a result, the revenue growth rate could be adversely impacted by market conditions, macroeconomic factors or an increased competitive environment. The discount rate, which is consistent with a weighted average cost of capital that is likely to be expected by a market participant, is based on the Company's required rates of return, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted in the future by adverse changes in the macroeconomic environment, volatility in the equity markets and the interest rate environment. While management can and has implemented strategies to address these events, changes in operating plans or adverse changes in the future could reduce the underlying cash flows used to estimate fair values and could result in a decline in fair value that would trigger future impairment charges of the goodwill within the U.S. Dealer-to-Dealer and Europe reporting units described above. For additional information, see Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

As with goodwill, we assess indefinite-lived tradenames for impairment annually during the second quarter or more frequently if events or changes in circumstances indicate that impairment may exist. When assessing indefinite-lived tradenames for impairment using a qualitative assessment, we evaluate if changes in events or circumstances have occurred that indicate that impairment may exist and whether the tradenames continue to have an indefinite life. If we do not perform a qualitative impairment assessment or if changes in events and circumstances indicate that a quantitative assessment should be performed, management is required to calculate the fair value of the tradename asset group. The fair value calculation includes estimates of revenue growth, which are based on past performance and internal projections for the tradename asset group's forecasted growth, and royalty rates, which are adjusted for our particular facts and circumstances. The discount rate is selected based on the estimated cost of capital that reflects the risk profile of the related assets. These estimates are highly subjective, and our ability to achieve the forecasted cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies.

In the second quarter of 2023, the OPENLANE branded marketplace was announced as a replacement to the ADESA branded marketplaces. As such, the announcement served as a triggering event and we performed a quantitative impairment test on the ADESA tradename, resulting in an impairment charge totaling $25.5 million ($19.0 million net of $6.5 million deferred tax benefit). Furthermore, as a result of the rebranding to OPENLANE, the ADESA tradename was no longer deemed to have an indefinite life and its remaining carrying amount of $97.3 million is being amortized over a remaining useful life of approximately 6 years. For additional information, see Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

We review other intangible assets for possible impairment whenever circumstances indicate that their carrying amount may not be recoverable. If it is determined that the carrying amount of an other intangible asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we would recognize a loss to the extent that the carrying amount exceeds the fair value of the asset. Management judgment is involved in both deciding if testing for recovery is necessary and in estimating undiscounted cash flows. Our impairment analysis is based on the current business strategy, expected growth rates and estimated future economic conditions.

Business Combinations

When we acquire businesses, we estimate and recognize the fair values of tangible assets acquired, liabilities assumed and identifiable intangible assets acquired. The excess of the purchase consideration over the fair values of identifiable assets and liabilities is recorded as goodwill. The purchase accounting process requires management to make significant estimates and assumptions in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets and contingent consideration.

Critical estimates are often developed using valuation models that are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, growth rates, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which could affect the accuracy or validity of such estimates.

New Accounting Standards

For a description of new accounting standards that could affect the Company, reference the "New Accounting Standards" section of Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

As of December 31, 2025, we had no off-balance sheet arrangements pursuant to Item 303 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that we believe are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

Our foreign currency exposure is limited and arises from transactions denominated in foreign currencies, particularly intercompany loans, as well as from translation of the results of operations from our Canadian and, to a lesser extent, United Kingdom and Continental Europe subsidiaries. However, fluctuations between U.S. and non-U.S. currency values may adversely affect our results of operations and financial position. We have not entered into any foreign exchange contracts to hedge changes in the Canadian dollar, British pound or euro. Foreign currency gains on intercompany loans were approximately $9.3 million for the year ended December 31, 2025 and foreign currency losses on intercompany loans were approximately $5.8 million for the year ended December 31, 2024. Canadian currency translation negatively affected net income by approximately $0.9 million and $0.5 million for the year ended December 31, 2025 and 2024, respectively. Currency translation of the euro positively affected net income by approximately $0.8 million for the year ended December 31, 2025 and had no impact on net income for the year ended December 31, 2024. A 1% change in the month-end Canadian dollar exchange rate for the year ended December 31, 2025 would have impacted foreign currency on intercompany loans by $1.5 million and net income by $1.1 million. A 1% change in the month-end euro exchange rate for the year ended December 31, 2025 would have impacted foreign currency on intercompany loans by $0.6 million and net income by $0.5 million. A 1% change in the average Canadian dollar exchange rate for the year ended December 31, 2025 would have impacted net income by approximately $0.7 million. Currency exposure of our U.K. and European operations is not material to the results of operations.

Interest Rates

We are exposed to interest rate risk on our variable rate borrowings. Accordingly, interest rate fluctuations affect the amount of interest expense we are obligated to pay. We do not currently use interest rate contracts to manage our exposure to interest rate changes.

A sensitivity analysis of the impact on our variable rate corporate debt instruments to a hypothetical 100 basis point increase in short-term rates (SOFR/CORRA) for the year ended December 31, 2025 would have resulted in an increase in interest expense of approximately $1.3 million.

Form 10-K

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Form 10-K

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
OPENLANE, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of OPENLANE, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of qualitative risk factors in the allowance for credit losses

As discussed in Notes 2 and 7 to the consolidated financial statements, the Company's allowance for credit losses as of December 31, 2025, was $27.5 million (the ACL). The Company estimates the ACL using a methodology that first considers quantitative models that calculate historical loss rates using recorded charge-offs and recoveries over a historical period as well as identified potential loss events as the primary quantitative factors. The Company's methodology is also based on management's evaluation of the receivables portfolio under current economic conditions, the size of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management's judgment, deserve recognition in estimating losses (qualitative risk factors).

We identified the assessment of qualitative risk factors used in the ACL estimate as a critical audit matter. Due to significant measurement uncertainty, such assessment required complex and subjective auditor judgment, including specialized skill and knowledge. This assessment involved evaluating the qualitative framework and related risk factors. The qualitative risk factors are evaluated in order to capture estimated credit losses not captured by the quantitative models.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the ACL estimate, including controls over the (1) development and approval of the overall allowance for credit losses methodology, which includes the qualitative framework and related risk factors and (2) determination of the qualitative risk factors. We evaluated the Company's process to develop the qualitative framework and related risk factors including testing the sources of data, factors, and assumptions that the Company used and considering whether they are relevant and reliable. We evaluated credit metric trends impacting the ACL estimate, including the qualitative risk factors, for consistency with trends in the Company's historical loan portfolio growth and credit performance. We involved credit risk professionals with specialized skills and knowledge, who assisted in evaluating (1) the Company's ACL methodology, which included the qualitative framework and related risk factors, for compliance with U.S. generally accepted accounting principles and (2) the qualitative risk factors and their relationship to the quantitative models and whether additional or alternative sources of data, factors or assumptions should be used.

/s/ KPMG LLP

We have served as the Company's auditor since 2007.

Indianapolis, Indiana
February 18, 2026

OPENLANE, Inc.
Consolidated Statements of Income (Loss)
(In millions, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating revenues			
Auction and related fees	$ **833.5**	$ 735.3	$ 635.3
SaaS and other revenue	**257.1**	295.1	379.7
Purchased vehicle sales	**410.2**	327.0	236.7
Finance revenue	**433.7**	431.1	444.0
Total operating revenues	**1,934.5**	1,788.5	1,695.7
Operating expenses			
Cost of services (exclusive of depreciation and amortization)	**1,041.7**	956.3	867.6
Finance interest expense	**109.9**	123.5	130.6
Provision for credit losses	**42.4**	54.3	59.2
Selling, general and administrative	**445.2**	408.6	421.8
Depreciation and amortization	**91.7**	95.2	101.5
Gain on sale of business	**—**	(31.6)	—
Loss on sale of property	**7.0**	—	—
Goodwill and other intangibles impairment	**—**	—	250.8
Total operating expenses	**1,737.9**	1,606.3	1,831.5
Operating profit (loss)	**196.6**	182.2	(135.8)
Interest expense	**18.1**	21.8	25.2
Other (income) expense, net	**(13.7)**	2.5	(15.6)
Loss on extinguishment of debt	**—**	—	1.1
Income (loss) from continuing operations before income taxes	**192.2**	157.9	(146.5)
Income taxes	**14.5**	48.0	8.3
Income (loss) from continuing operations	**177.7**	109.9	(154.8)
Income from discontinued operations, net of income taxes	**—**	—	0.7
Net income (loss)	$ **177.7**	$ 109.9	$ (154.1)
Amounts from continuing operations attributable to common stockholders			
Income (loss) from continuing operations	$ **177.7**	$ 109.9	$ (154.8)
Series A Preferred Stock dividends (including deemed dividends)	**(280.8)**	(44.4)	(44.4)
Income from continuing operations attributable to participating securities	**—**	(16.3)	—
Income (loss) from continuing operations attributable to common stockholders	$ **(103.1)**	$ 49.2	$ (199.2)
Net income (loss) per share - basic			
Income (loss) from continuing operations	$ **(0.96)**	$ 0.46	$ (1.83)
Income from discontinued operations	**—**	—	0.01
Net income (loss) per share - basic	$ **(0.96)**	$ 0.46	$ (1.82)
Net income (loss) per share - diluted			
Income (loss) from continuing operations	$ **(0.96)**	$ 0.45	$ (1.83)
Income from discontinued operations	**—**	—	0.01
Net income (loss) per share - diluted	$ **(0.96)**	$ 0.45	$ (1.82)

See accompanying notes to consolidated financial statements

OPENLANE, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In millions)

	Year Ended December 31,		
	2025	2024	2023
Net income (loss)	**$ 177.7**	$ 109.9	$ (154.1)
Other comprehensive income (loss)			
Foreign currency translation gain (loss)	**29.2**	(32.4)	12.8
Comprehensive income (loss)	**$ 206.9**	$ 77.5	$ (141.3)

Form 10-K

See accompanying notes to consolidated financial statements

OPENLANE, Inc.
Consolidated Balance Sheets
(In millions)

	December 31,	
	2025	**2024**
Assets		
Current assets		
Cash and cash equivalents	$ **141.5**	$ 143.0
Restricted cash	**43.9**	40.7
Trade receivables, net of allowances of $9.7 and $6.7	**314.1**	248.2
Finance receivables, net of allowances of $27.5 and $19.8	**2,425.4**	2,322.7
Other current assets	**86.7**	96.9
Total current assets	**3,011.6**	2,851.5
Other assets		
Goodwill	**1,243.5**	1,222.9
Customer relationships, net of accumulated amortization of $459.2 and $437.4	**102.7**	117.7
Other intangible assets, net of accumulated amortization of $555.0 and $487.4	**142.8**	160.8
Operating lease right-of-use assets	**57.9**	67.1
Property and equipment, net of accumulated depreciation of $141.5 and $159.4	**104.2**	149.3
Other assets	**61.6**	53.0
Total other assets	**1,712.7**	1,770.8
Total assets	$ **4,724.3**	$ 4,622.3

See accompanying notes to consolidated financial statements

63

OPENLANE, Inc.
Consolidated Balance Sheets
(In millions, except share and per share data)

	December 31, 2025	December 31, 2024
Liabilities, Temporary Equity and Stockholders' Equity		
Current liabilities		
Accounts payable	**$ 665.8**	$ 547.6
Accrued employee benefits and compensation expenses	**50.8**	36.5
Accrued interest	**11.3**	7.2
Other accrued expenses	**90.8**	80.8
Income taxes payable	**21.4**	10.6
Obligations collateralized by finance receivables	**1,758.3**	1,660.3
Current maturities of long-term debt	**5.5**	222.5
Total current liabilities	**2,603.9**	2,565.5
Non-current liabilities		
Long-term debt	**530.1**	—
Deferred income tax liabilities	**0.6**	24.4
Operating lease liabilities	**53.0**	60.4
Other liabilities	**6.2**	16.8
Total non-current liabilities	**589.9**	101.6
Commitments and contingencies (Note 18)		
Temporary equity		
Series A convertible preferred stock (Note 14)	**289.8**	612.5
Stockholders' equity		
Common stock, $0.01 par value:		
Authorized shares: 400,000,000		
Issued and outstanding shares:		
106,175,229 (2025)		
106,849,134 (2024)	**1.1**	1.1
Additional paid-in capital	**692.8**	720.9
Retained earnings	**586.7**	689.8
Accumulated other comprehensive loss	**(39.9)**	(69.1)
Total stockholders' equity	**1,240.7**	1,342.7
Total liabilities, temporary equity and stockholders' equity	**$ 4,724.3**	$ 4,622.3

Form 10-K

See accompanying notes to consolidated financial statements

OPENLANE, Inc.
Consolidated Statements of Stockholders' Equity
(In millions)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2022	108.9	$ 1.1	$ 743.8	$ 822.9	$ (49.5)	$1,518.3
Net loss				(154.1)		(154.1)
Other comprehensive income					12.8	12.8
Issuance of common stock under stock plans	0.7		2.7			2.7
Surrender of RSUs for taxes	(0.2)		(2.6)			(2.6)
Stock-based compensation expense			16.5			16.5
Repurchase and retirement of common stock	(1.4)		(22.2)			(22.2)
Dividends on preferred stock				(44.4)		(44.4)
Balance at December 31, 2023	108.0	1.1	738.2	624.4	(36.7)	1,327.0
Net income				109.9		109.9
Other comprehensive loss					(32.4)	(32.4)
Issuance of common stock under stock plans	0.8		1.4			1.4
Surrender of RSUs for taxes	(0.2)		(3.5)			(3.5)
Stock-based compensation expense			14.7			14.7
Repurchase and retirement of common stock	(1.8)		(30.0)			(30.0)
Dividends earned under stock plans			0.1	(0.1)		—
Dividends on preferred stock				(44.4)		(44.4)
Balance at December 31, 2024	106.8	1.1	720.9	689.8	(69.1)	1,342.7
Net income				177.7		177.7
Other comprehensive income					29.2	29.2
Issuance of common stock under stock plans	1.5		9.6			9.6
Surrender of RSUs for taxes	(0.3)		(6.7)			(6.7)
Stock-based compensation expense			14.6			14.6
Repurchase and retirement of common stock	(1.8)		(45.6)			(45.6)
Deemed dividend on preferred stock				(242.2)		(242.2)
Dividends on preferred stock				(38.6)		(38.6)
Balance at December 31, 2025	106.2	$ 1.1	$ 692.8	$ 586.7	$ (39.9)	$1,240.7

See accompanying notes to consolidated financial statements

OPENLANE, Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating activities			
Net income (loss)	$ **177.7**	$ 109.9	$ (154.1)
Net income from discontinued operations	**—**	—	(0.7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**91.7**	95.2	101.5
Provision for credit losses	**42.4**	54.3	59.2
Deferred income taxes	**(31.9)**	1.7	(29.8)
Amortization of debt issuance costs	**8.9**	9.1	8.7
Stock-based compensation	**14.6**	14.7	16.5
Contingent consideration adjustment	**—**	—	1.3
Investment and note receivable impairment	**—**	—	10.3
Loss on sale of property	**7.0**	—	—
Gain on sale of business	**—**	(31.6)	—
Goodwill and other intangibles impairment	**—**	—	250.8
Loss on extinguishment of debt	**—**	—	1.1
Other non-cash, net	**0.4**	(0.3)	1.0
Changes in operating assets and liabilities, net of acquisitions:			
Trade receivables and other assets	**(69.1)**	44.4	(66.0)
Accounts payable and accrued expenses	**150.2**	(4.6)	39.8
Payments of contingent consideration in excess of acquisition-date fair value	**—**	—	(2.6)
Net cash provided by operating activities - continuing operations	**391.9**	292.8	237.0
Net cash used by operating activities - discontinued operations	**—**	(1.4)	(1.6)
Investing activities			
Net (increase) decrease in finance receivables held for investment	**(135.3)**	(96.7)	64.8
Acquisition of businesses (net of cash acquired)	**—**	—	(103.0)
Purchases of property, equipment and computer software	**(55.4)**	(53.0)	(52.0)
Investments in securities	**(1.5)**	(2.8)	(1.3)
Proceeds from sale of investments	**0.8**	0.9	—
Proceeds from note receivable	**—**	—	0.7
Proceeds from the sale of business	**—**	79.8	—
Proceeds from the sale of property and equipment	**42.4**	0.9	0.3
Net cash used by investing activities - continuing operations	**(149.0)**	(70.9)	(90.5)
Net cash provided by investing activities - discontinued operations	**—**	—	7.0
Financing activities			
Net (decrease) increase in book overdrafts	**(5.9)**	0.8	(2.3)
Net (repayments of) borrowings from lines of credit	**(24.2)**	(131.7)	5.9
Net increase (decrease) in obligations collateralized by finance receivables	**82.4**	49.5	(55.9)
Proceeds from long-term debt	**547.3**	—	—
Payments for debt issuance costs/amendments	**(6.9)**	(15.1)	(6.7)
Payments on long-term debt	**(210.0)**	—	—
Payment for early extinguishment of debt	**—**	—	(140.1)
Payments on finance leases	**—**	(0.9)	(1.9)
Payments of contingent consideration and deferred acquisition costs	**—**	—	(12.4)
Issuance of common stock under stock plans	**9.6**	1.4	2.7
Tax withholding payments for vested RSUs	**(6.7)**	(3.5)	(2.6)
Repurchase and retirement of common stock	**(45.6)**	(30.0)	(22.2)
Repurchase and retirement of Series A Preferred Stock	**(559.3)**	—	—
Dividends paid on Series A Preferred Stock	**(38.6)**	(44.4)	(44.4)
Net cash used by financing activities - continuing operations	**(257.9)**	(173.9)	(279.9)
Net cash provided by financing activities - discontinued operations	**—**	—	—
Net change in cash balances of discontinued operations	**—**	—	—
Effect of exchange rate changes on cash	**16.7**	(21.8)	9.2
Net increase (decrease) in cash, cash equivalents and restricted cash	**1.7**	24.8	(118.8)
Cash, cash equivalents and restricted cash at beginning of period	**183.7**	158.9	277.7
Cash, cash equivalents and restricted cash at end of period	$ **185.4**	$ 183.7	$ 158.9

See accompanying notes to consolidated financial statements

Supplemental Disclosure of Cash Flow Information

(In millions)	Year Ended December 31,					
	2025		**2024**		**2023**	
Cash paid for interest	$	**115.4**	$	140.7	$	145.2
Cash paid for taxes, net of refunds - continuing operations	$	**40.4**	$	36.6	$	35.8
Cash paid for taxes, net of refunds - discontinued operations	$	**(1.5)**	$	(1.8)	$	1.5

Form 10-K

See accompanying notes to consolidated financial statements

Note 1—Organization and Other Matters

OPENLANE, Inc., formerly known as KAR Auction Services, Inc., was organized in the State of Delaware on November 9, 2006.

Defined Terms

Unless otherwise indicated or unless the context otherwise requires, the following terms used herein shall have the following meanings:

- "OPENLANE, Inc." refers to the Company and not to its subsidiaries;

- "we," "us," "our," "OPENLANE" and "the Company" refer, collectively, to OPENLANE, Inc. (f/k/a KAR Auction Services, Inc.) and its subsidiaries, unless the context requires otherwise;

- "AFC" refers, collectively, to Automotive Finance Corporation and Automotive Finance Corporation's subsidiaries and other related entities;

- "Credit Agreement" refers to the Credit Agreement, dated June 23, 2023 (as amended, amended and restated, modified or supplemented from time to time), among the Company, as the borrower, the several banks and other financial institutions or entities from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, providing for, among other things, a $325 million senior secured revolving credit facility due June 23, 2028 (the "Revolving Credit Facility"), a C$175 million revolving credit facility due June 23, 2028 (the "Canadian Revolving Credit Facility" and, together with the Revolving Credit Facility, "the Revolving Credit Facilities") and incremental term loans in an aggregate principal amount equal to $550 million due October 8, 2032 (the "2025 Incremental Term Loans");

- "Senior notes" refers to the 5.125% senior notes repaid in 2025 ($0 million and $210 million aggregate principal was outstanding at December 31, 2025 and 2024, respectively); and

- "Series A Preferred Stock" refers to the Series A Convertible Preferred Stock, par value $0.01 per share (300,277 and 634,305 shares of Series A Preferred Stock were outstanding at December 31, 2025 and 2024, respectively).

Business and Nature of Operations

OPENLANE is a leading digital marketplace for wholesale used vehicles operating in the United States, Canada and Europe. Our technology and people connect the leading automotive manufacturers, dealers, rental companies, fleet operators, captive finance and lending institutions as buyers and sellers. Our portfolio of integrated technology, data analytics, financing, logistics and other remarketing solutions, combined with our 14 vehicle logistics centers in Canada, power transactions on our marketplace and help advance our purpose: to make wholesale easy so our customers can be more successful.

For commercial sellers, our proprietary SaaS-based platform supports private label digital remarketing applications representing the majority of North American manufacturers and captive finance companies. When combined with OPENLANE's vehicle inspection, transportation and other affiliated services, OPENLANE provides comprehensive solutions to our commercial customers. For dealer customers, our marketplaces in the U.S. and Canada connect a growing number of franchise and independent dealers while our technology facilitates multiple sales formats, and delivers data-driven insights to help dealers buy and sell inventory with speed, ease and transparency.

Marketplace services include a variety of activities designed to facilitate the transfer of used vehicles between sellers and buyers throughout the vehicle life cycle. We facilitate the exchange of these vehicles through our marketplaces, which aligns sellers and buyers. As an agent for customers, the Company generally does not take title to or ownership of vehicles sold through our marketplaces. Generally, fees are earned from the seller and buyer on each successful marketplace transaction in addition to fees earned for ancillary services. We also sell vehicles we have purchased, for which we do take title and record the gross selling price of the vehicle sold through our marketplaces as revenue.

We also provide services such as inbound and outbound transportation logistics, reconditioning, vehicle inspection and certification, titling, administrative and collateral recovery services. We are able to serve the diverse and multi-faceted needs of our customers through the wide range of services offered.

AFC is a leading provider of floorplan financing primarily to independent used vehicle dealers ("independent vehicle dealers") and this financing is provided through approximately 90 locations (hybrid of physical locations and a digital servicing network) throughout the United States and Canada as of December 31, 2025. Floorplan financing supports independent vehicle dealers in North America who purchase vehicles at OPENLANE and other used vehicle and salvage auctions. In addition, AFC provides financing for dealer inventory purchased directly from wholesalers, other dealers and directly from consumers, as well as providing liquidity for customer trade-ins which can encompass settling lienholder payoffs. AFC also provides title services for their customers throughout North America.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of OPENLANE and all of its majority owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Reclassifications and Revisions

To better reflect the Company's transformation from a physical auction business to a digital marketplace within its revenue streams, beginning in the fourth quarter of 2025, the Company revised its consolidated statements of income (loss) to present revenue categories more representative of its current business profile. The former "Auction fees" and "Service revenue" line items were replaced with "Auction and related fees" and "SaaS and other revenue." For the years ended December 31, 2024 and 2023, "Auction fees" of $443.8 million and $395.3 million, respectively, were replaced with "Auction and related fees" of $735.3 million and $635.3 million, respectively. Reconditioning, vehicle inspection and certification and certain transportation revenues that were formerly included within "Service revenue" are now presented as a component of "Auction and related fees." For the years ended December 31, 2024 and 2023, "Service revenue" of $586.6 million and $619.7 million, respectively, was replaced with "SaaS and other revenue" of $295.1 million and $379.7 million, respectively. Generally, the revenue included in "SaaS and other revenue" was formerly included within "Service revenue," and is comprised of repossession-related revenue, vehicle research services, simulcast solution revenue and transportation services arranged with our proprietary technology (for vehicles not sold on one of our platforms). This change in revenue categories has no impact on total operating revenues, operating profit or income (loss) from continuing operations. The revenue presentation change only impacts the Marketplace segment and prior year revenues have been revised to conform to the current presentation. The "Purchased vehicle sales" and "Finance revenue" line items remain unchanged.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates based in part on assumptions about current, and for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Although the current estimates contemplate current conditions and expected future changes, as appropriate, it is reasonably possible that future conditions could differ from these estimates, which could materially affect our results of operations and financial position. Among other effects, such changes could result in future impairments of goodwill, intangible assets and long-lived assets, incremental losses on finance receivables, additional allowances on accounts receivable and deferred tax assets and changes in litigation and other loss contingencies.

Business Segments

Our operations are grouped into two operating segments: Marketplace and Finance. The two operating segments also serve as our reportable business segments. Operations are measured through detailed budgeting and monitoring of contributions to consolidated income by each business segment.

Foreign Currency Translation

The local currency is the functional currency for each of our foreign entities. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated using the exchange rates in effect at year end. Foreign currency transaction gains and losses on intercompany balances are included in the consolidated statements of income (loss) within "Other (income) expense, net" and resulted in a gain of $9.3 million for the year ended December 31, 2025, a loss of $5.8 million for the year ended December 31, 2024 and a gain of $2.9 million for the year ended December 31, 2023. Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are the only component of "Accumulated other comprehensive loss" for all periods presented.

Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Restricted Cash

AFC Funding Corporation, a wholly-owned, bankruptcy remote, consolidated, special purpose subsidiary of AFC, is required to maintain a minimum cash reserve of 1 or 3 percent of total receivables sold to the group of bank purchasers as security for the receivables sold. Automotive Finance Canada Inc. ("AFCI") is also required to maintain a minimum cash reserve of 1 or 3 percent of total receivables sold to its securitization facilities. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreements. Such reserves are presented as "Restricted cash" on the consolidated balance sheets.

Receivables

Trade receivables include the unremitted purchase price of vehicles purchased by third parties through our marketplaces, fees to be collected from those buyers and amounts due for services provided by us related to certain consigned vehicles in our possession. The amounts due with respect to the services provided by us related to certain consigned vehicles are generally deducted from the sales proceeds upon the eventual marketplace sale or other disposition of the related vehicles.

Finance receivables include floorplan receivables created by financing dealer purchases of vehicles in exchange for a security interest in those vehicles and special purpose loans. Floorplan receivables become due at the earlier of the dealer subsequently selling the vehicle or a predetermined time period (generally 30 to 90 days). Special purpose loans relate to loans that are either line of credit loans or working capital loans that can be either secured or unsecured based on the facts and circumstances of the specific loans.

Due to the nature of our business, substantially all trade and finance receivables are due from vehicle dealers and commercial sellers. We have possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables.

Trade receivables are reported net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on management's evaluation of the receivables under current conditions, the aging of the receivables, review of specific collection issues and such other factors which in management's judgement deserve recognition in estimating losses. Credit losses for the Marketplace segment are included in the consolidated statement of income (loss) within "Selling, general and administrative."

We also maintain an allowance for credit losses for estimated losses resulting from the inability of customers to make required payments. AFC's finance receivables represent revolving line of credit arrangements extended to used car dealers and are secured by collateral which is a key credit quality indicator monitored by the Company. Delinquencies and losses are monitored on an ongoing basis and this historical experience provides the primary basis for estimating the allowance which is estimated using a loss-rate method. We estimate the allowance for credit losses using a methodology that first considers historical loss rates calculated using recorded charge-offs and recoveries over a historical period as well as identified potential loss events as the primary quantitative factors. The allowance for credit losses is also based on management's evaluation of the receivables portfolio under current economic conditions, the size of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management's judgment, deserve recognition in estimating losses. Specific collection matters can be impacted by the outcome of negotiations, litigation and bankruptcy proceedings with individual customers.

AFC controls credit risk through credit approvals, credit limits, underwriting and collateral management monitoring procedures, including lot audits and holding vehicle titles where permitted. The estimates are based on management's evaluation of many factors, including AFC's historical credit loss experience, the value of the underlying collateral, delinquency trends and economic conditions. The estimates are based on information available as of each reporting date and reflect the expected credit losses over the entire expected term of the receivables. Actual losses may differ from the original estimates due to actual results varying from those assumed in our estimates.

Other Current Assets

Other current assets consist of inventories, prepaid expenses, taxes receivable and other miscellaneous assets. The inventories, which consist of vehicles, supplies and parts, are accounted for on the specific identification method and are stated at the lower of cost or net realizable value.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill is tested for impairment annually in the second quarter, or more frequently as impairment indicators arise. ASC 350, *Intangibles—Goodwill and Other*, permits an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the goodwill impairment model. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. Under the quantitative assessment for goodwill impairment, the fair value of each reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the fair value of that goodwill, not to exceed the carrying amount of goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

Customer Relationships and Other Intangible Assets

Customer relationships are amortized on a straight-line basis over the life determined at the time of acquisition. Other intangible assets generally consist of tradenames and computer software, which if amortized, are amortized using the straight-line method over their estimated useful lives. Tradenames with indefinite lives are not amortized. Costs incurred related to software developed or obtained for internal use are capitalized during the application development stage of software development and amortized over their estimated useful lives. The amortization periods of finite-lived intangible assets are re-evaluated periodically when facts and circumstances indicate that revised estimates of useful lives may be warranted. Indefinite-lived tradenames are assessed for impairment, in accordance with ASC 350, annually in the second quarter or more frequently as impairment indicators arise. At the end of each assessment, a determination is made as to whether the tradenames still have an indefinite life.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates intended to depreciate the costs of assets over their estimated useful lives. Upon retirement or sale of property and equipment, the cost of the disposed assets and related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to selling, general and administrative expenses. Expenditures for normal repairs and maintenance are charged to expense as incurred. Additions and expenditures for improving or rebuilding existing assets that extend the useful life are capitalized. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the shorter of their economic lives or the lease term including any renewals that are reasonably assured.

Unamortized Debt Issuance Costs

Debt issuance costs reflect the expenditures incurred in conjunction with term loan debt, the Revolving Credit Facilities, the senior notes and the U.S. and Canadian receivables purchase agreements. The debt issuance costs are being amortized to interest expense using the effective interest method or the straight-line method, as applicable, over the lives of the related debt issues. Debt issuance costs are presented as a direct reduction from the carrying amount of the related debt liability.

Form 10-K

Other Assets

Other assets consist of investments, deposits, deferred taxes and other long-term assets.

Long-Lived Assets

Management reviews our property and equipment, customer relationships and other intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate and future cash flows expected to result from the use of the related assets. If the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, a loss is recognized in the period to the extent that the carrying amount exceeds the fair value of the asset. The impairment analysis is based on our current business strategy, expected growth rates and estimated future economic and regulatory conditions.

Leases

The Company accounts for leases under ASC 842, *Leases*. We determine if an arrangement is a lease at inception. Operating leases are included in "Operating lease right-of-use assets," "Other accrued expenses" and "Operating lease liabilities" in our consolidated balance sheets. Finance leases are included in "Property and equipment, net," "Other accrued expenses" and "Other liabilities" in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. We use the implicit rate when readily determinable. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, we account for the lease and non-lease components as a single lease component.

Accounts Payable

Accounts payable include amounts due sellers from the proceeds of the sale of their consigned vehicles less any fees, as well as trade payables and outstanding checks to sellers and vendors. Book overdrafts, representing outstanding checks in excess of funds on deposit, are recorded in "Accounts payable" and amounted to $12.8 million and $18.7 million at December 31, 2025 and 2024, respectively.

Self-Insurance Reserves

We self-insure our employee medical benefits, as well as a portion of our automobile, general liability and workers' compensation claims. We have insurance coverage that limits the exposure on individual claims. The cost of the insurance is expensed over the contract periods. We record an accrual for the claims related to our employee medical benefits, automobile, general liability and workers' compensation claims based upon the expected amount of all such claims. Accrued medical benefits and workers' compensation expenses are included in "Accrued employee benefits and compensation expenses" while accrued automobile and general liability expenses are included in "Other accrued expenses."

Environmental Liabilities

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in "Other accrued expenses" at undiscounted amounts and exclude claims for recoveries from insurance or other third parties.

Form 10-K

Temporary Equity

The Company records shares of convertible preferred stock at their respective fair values on the date of issuance, net of issuance costs. The convertible preferred stock is recorded outside of stockholders' equity on the consolidated balance sheet because the shares contain liquidation features that are not solely within the Company's control. The Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such an event would occur. Subsequent adjustments to increase the carrying value to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur. See Note 14 for a discussion of the convertible preferred stock.

Revenue Recognition

The Company accounts for revenue under ASC 606, *Revenue from Contracts with Customers*, except for AFC interest revenue and fee revenue, which is described under Finance below. Revenue is recognized when control of the promised goods or services are transferred to customers in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company generates its revenues from contracts with customers. In contracts with multiple performance obligations, the Company identifies each performance obligation and evaluates whether the performance obligations are distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined. The Company allocates the transaction price to each distinct performance obligation proportionately based on the estimated standalone selling price for each performance obligation. The Company then determines how the goods or services are transferred to the customer in order to determine the timing of revenue recognition.

There were no material contract assets, contract liabilities or deferred contract costs recorded on the consolidated balance sheet as of December 31, 2025. For each of our primary revenue streams, cash flows are consistent with the timing of revenue recognition.

For the year ended December 31, 2025, revenue recognized from performance obligations related to prior periods was not material. Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less and contracts where revenue is recognized as invoiced, is not material.

Marketplace

The performance obligation contained within the marketplace contracts for sellers is facilitating the remarketing of vehicles, including titling, administration and sale through our marketplaces. The remarketing performance obligation is satisfied at the point in time the vehicle is sold through our marketplaces. The ancillary services contracts include services such as inbound and outbound transportation logistics, reconditioning, vehicle inspection and certification, collateral recovery services and technology solutions. The performance obligations related to these services are subject to separate contracts and are satisfied at the point in time the services are completed.

Contracts with buyers are generally established via purchase through our marketplaces, subject to standard terms and conditions. These contracts contain a single performance obligation, which is satisfied at a point in time when the vehicle is purchased through our marketplaces.

The vehicles sold on our marketplaces generate auction fees from buyers and sellers. The Company generally does not take title to these consigned vehicles and records only its auction fees as revenue ("Auction fees") because it has no influence on the vehicle marketplace selling price agreed to by the seller and the buyer. The Company does not record the gross selling price of the consigned vehicles sold through our marketplaces as revenue. Our buyer fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while seller fees are typically fixed. The Company generally enforces its rights to payment for seller transactions through net settlement provisions following the sale of a vehicle. Marketplace services such as certain inbound and outbound transportation logistics, reconditioning and vehicle inspection and certification ("related fees") are generally recognized at the time of service. Auction fees together with the related fees are presented as "Auction and related fees" in the consolidated statements of income (loss). Our Software as a Service ("SaaS") solutions and collateral recovery services are also generally recognized at the time of service ("SaaS and other revenue" in the consolidated statements of income (loss)). The Company also sells vehicles that have been purchased, which represent approximately 2% of the total volume of vehicles sold. For these types of sales, the Company does record the gross selling price of purchased vehicles sold through our marketplaces as revenue ("Purchased vehicle sales" in the consolidated statements of income (loss)) and the gross purchase price of the vehicles as "Cost of services," at the completion of each sale to a third party.

Finance

AFC's revenue ("Finance revenue" in the consolidated statements of income (loss)) is comprised of interest revenue and fee and other revenue associated with our finance receivables. AFC's interest revenue is generally determined based on the applicable prime rate plus a margin. The following table summarizes the primary components of AFC's finance revenue:

| Finance Revenue (in millions) | Year Ended December 31, | | |
	2025	2024	2023
Interest revenue	$ 229.1	$ 231.1	$ 248.4
Fee and other revenue	204.6	200.0	195.6
	$ 433.7	$ 431.1	$ 444.0

Interest revenue

Revenues associated with interest are accounted for in accordance with ASC 310-20, *Nonrefundable Fees and Other Costs,* and therefore are not subject to evaluation under Topic 606. Interest on finance receivables is recognized based on the number of days the vehicle remains financed, adjusted for historical loss rates.

Fee and other revenue

Revenues associated with fees are accounted for in an accordance with ASC 310-20, *Nonrefundable Fees and Other Costs,* and therefore are not subject to evaluation under Topic 606. Dealers are charged a fee to floorplan a vehicle ("floorplan fee"), to extend the terms of the receivable ("curtailment fee") and an origination fee. AFC fee revenue, including floorplan, curtailment and origination fees, is recognized over the estimated life of the finance receivable.

Other revenue includes inventory audit fees, filing fees, lienholder payoff services and other related program fees, each of which are charged to and collected from AFC's customers.

Income Taxes

We file federal, state and foreign income tax returns in accordance with the applicable rules of each jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, *Income Taxes*. The provision for income taxes includes federal, foreign, state and local income taxes payable, as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable amounts in periods in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Income (Loss) from Continuing Operations per Share

The Company includes participating securities (Series A Preferred Stock) in the computation of income from continuing operations per share pursuant to the two-class method. The two-class method of calculating income from continuing operations per share is an allocation method that calculates earnings per share for common stock and participating securities. Under the two-class method, total dividends provided to the holders of the Series A Preferred Stock, deemed dividends resulting from Series A Preferred Stock repurchases (the excess of the consideration paid over the carrying amount) and undistributed earnings allocated to participating securities are subtracted from income from continuing operations in determining income attributable to common stockholders.

The effect of stock options and restricted stock on income from continuing operations per share-diluted is determined through the application of the treasury stock method, whereby net proceeds received by the Company based on assumed exercises are hypothetically used to repurchase our common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on income from continuing operations per diluted share, unexercisable market options and PRSUs subject to performance conditions which have not yet been satisfied are excluded from the calculations.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation under ASC 718, *Compensation—Stock Compensation*. We recognize all stock-based compensation as expense in the financial statements over the vesting period and that cost is measured as the fair value of the award at the grant date for equity-classified awards. We also recognize the impact of forfeitures as they occur and excess tax benefits and tax deficiencies related to employee stock-based compensation within income tax expense.

New Accounting Standards

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU') 2025-11, *Interim Reporting (Subtopic 270): Narrow-Scope Improvements*, which provides clarity about current interim disclosure requirements and adds a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and the amendments should be applied either prospectively to financial statements issued for reporting periods after the adoption date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact the adoption of ASU 2025-11 will have on the consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which amends certain aspects of the accounting for and disclosure of internal-use software costs. The amendments are effective for fiscal years beginning after December 15, 2027, and for interim reporting periods within those annual periods. Early adoption is permitted and the amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date, retrospectively to any or all prior periods presented in the financial statements, or through a modified prospective transition approach which is based on the status of the project and whether software costs were capitalized before the date of adoption. The Company is currently evaluating the impact the adoption of ASU 2025-06 will have on the consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires that public business entities disclose additional information about specific expense categories to provide more detailed information to investors about the types of expenses in commonly presented expense captions. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted and the amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact the adoption of ASU 2024-03 will have on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires additional income tax disclosures on an annual basis, specifically related to the rate reconciliation and income taxes paid. The amendments are effective for fiscal years beginning after December 15, 2024. The Company adopted this ASU on a retrospective basis. The adoption of ASU 2023-09 did not have an impact on the consolidated financial statements, but certain financial statement disclosures in Note 16 "Income Taxes" have been expanded as a result of the adoption of ASU 2023-09.

Form 10-K

Note 3—Acquisition

2023 Acquisition

In December 2023, the Company acquired Manheim Canada from Cox Automotive. The transaction included the Manheim Montreal facility and auction sales, operations and select staff across Manheim Canada. The acquisition advanced OPENLANE's digital strategy by adding inventory, buyers, sellers and corresponding data to the OPENLANE Canada digital marketplace.

The purchased assets included property and equipment and customer relationships. Financial results for Manheim Canada have been included in our consolidated financial statements from the date of acquisition.

The purchase price for Manheim Canada was approximately $103.0 million. The acquired assets and assumed liabilities of Manheim Canada were recorded at fair value, including $52.4 million to property and equipment and $18.6 million to intangible assets, representing the fair value of acquired customer relationships, which are being amortized over their expected useful lives. The excess earnings method was used to value the customer relationships. This method requires forward looking estimates to determine fair value, including among other assumptions, forecasted revenue growth and estimated customer attrition rates. The acquisition resulted in $25.9 million of goodwill. The factors contributing to the recognition of goodwill were strategic and synergistic benefits that are expected to be realized from the acquisition. The goodwill is recorded in the Marketplace reportable segment and is deductible for tax purposes. The financial impact of this acquisition, including pro forma financial results, was immaterial to the Company's consolidated results for the year ended December 31, 2023. Acquisition costs of approximately $2.0 million are included in "Selling, general, and administrative" in the consolidated statement of income (loss) for the year ended December 31, 2023.

Note 4—Divestitures

2024 Sale of Automotive Key Business

In December 2024, the Company completed the sale of its automotive key business for a purchase price of $79.8 million, net of transaction expenses. The sale resulted in a pretax gain on disposal of approximately $31.6 million for the year ended December 31, 2024, which is presented as "Gain on sale of business" in the consolidated statement of income (loss). The disposal does not represent a strategic shift of the Company, and as such, the financial results of the automotive key business have been accounted for as continuing operations for all periods presented through the sale date (in the Marketplace reportable segment). Approximately $31.4 million of goodwill was allocated to the automotive key business based on its relative fair value.

2022 Sale of ADESA U.S. Physical Auction Business and Discontinued Operations

In May 2022, the Company completed the sale of its U.S. physical auction business, including auction sales, operations and staff at the Company's U.S. vehicle logistics centers ("ADESA U.S. physical auction business," "ADESA U.S. physical auctions" or "ADESA U.S."), to Carvana Group, LLC (together with Carvana Co. and its subsidiaries, "Carvana") (the "Transaction"). In connection with the Transaction, the Company and Carvana entered into a transition services agreement for a transitional period and a commercial agreement for a term of 7 years that provides for platform and other fees for services rendered. In addition, the Company continues to own the ADESA tradename and the ADESA U.S. physical auctions continue to utilize the tradename. The tradename continues to generate cash flows pursuant to the purchase and commercial agreements with Carvana and its affiliates, as Carvana pays a fee to the Company for use of the tradename for the ADESA U.S. physical auctions for a defined period.

For the years ended December 31, 2025, 2024, and 2023, the Company received a net cash inflow from the commercial agreement and transition services agreement of approximately $124.4 million, $122.9 million and $93.9 million, respectively. Of those amounts, approximately $98.0 million and $102.2 million were passed through to third-party carriers for the cost of transportation for the years ended December 31, 2025 and 2024, respectively.

The Company provided transportation services of $0.8 million, $0.9 million and $60.3 million to the ADESA U.S. physical auctions for the years ended December 31, 2025, 2024 and 2023, respectively.

The financial results of the ADESA U.S. physical auction business have been accounted for as discontinued operations for all periods presented. The business was formerly included in the Company's Marketplace reportable segment. There were no results of operations for the ADESA U.S. physical auction business included as discontinued operations for the years ended December 31, 2025 and 2024. For the year ended December 31, 2023, there was an adjustment to the income taxes of discontinued operations which resulted in income from discontinued operations of $0.7 million.

Note 5—Stock and Stock-Based Compensation Plans

Our stock-based compensation expense has included expense associated with service-based options ("service options"), market-based options ("market options"), performance-based restricted stock units ("PRSUs") and service-based restricted stock units ("RSUs"). We have determined that the service options, market options, PRSUs and RSUs should be classified as equity awards.

The compensation cost that was charged against income for all stock-based compensation plans was $14.6 million, $14.7 million and $16.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, and the total income tax benefit recognized in the consolidated statement of income (loss) for options, PRSUs and RSUs was approximately $1.3 million, $1.4 million and $2.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. We did not capitalize any stock-based compensation cost in the years ended December 31, 2025, 2024 or 2023.

The following table summarizes our stock-based compensation expense by type of award *(in millions)*:

| | Year Ended December 31, | | |
	2025	2024	2023
PRSUs	$ 7.0	$ 5.3	$ 4.1
RSUs	9.9	8.6	9.0
Service options	—	0.6	0.7
Market options	(2.3)	0.2	2.7
Total stock-based compensation expense	$ 14.6	$ 14.7	$ 16.5

OPENLANE, Inc. Second Amended and Restated 2009 Omnibus Stock and Incentive Plan

The OPENLANE, Inc. Second Amended and Restated 2009 Omnibus Stock and Incentive Plan ("Omnibus Plan") is intended to provide equity and/or cash-based awards to our executive officers and key employees. The Omnibus Plan provides that the maximum number of shares of the Company's common stock that may be issued pursuant to awards under the Omnibus Plan is approximately 6.5 million, of which, following subsequent cancellations, expirations and withholdings, approximately 7.2 million shares remained available for future grants as of December 31, 2025. The Omnibus Plan provides for the grant of stock options, restricted stock, stock appreciation rights, other stock-based awards and cash-based awards. The grants described below were made pursuant to the Company's Policy on Granting Equity Awards.

PRSUs

In the years ended December 31, 2025, 2024 and 2023 we granted a target amount of approximately 0.3 million, 0.6 million and 0.5 million, respectively, PRSUs to certain executive officers of the Company. Three quarters of the PRSUs vest if and to the extent that the Company's cumulative Adjusted EBITDA ("Adjusted EBITDA PRSUs") attains certain specified goals over three years. The other one quarter of the PRSUs vest if and to the extent that the Company's total shareholder return over three years relative to that of companies within the S&P SmallCap 600 ("TSR PRSUs") exceeds certain levels. The amount of PRSUs actually earned and paid in shares of common stock following the performance period will be 0% for below threshold performance, 50% for threshold performance, 100% for target performance and up to 200% for achieving maximum performance or higher. Linear interpolation is used to calculate the percentage of PRSUs earned and paid if performance falls between the levels.

The weighted average grant date fair value of the Adjusted EBITDA PRSUs was $21.18 per share, $14.83 per share and $14.25 per share in 2025, 2024 and 2023, respectively. These fair values were determined using the closing price of the Company's common stock on the dates of grant. The weighted average grant date fair value of the TSR PRSUs was $33.65 per share, $21.49 per share and $21.62 per share in 2025, 2024 and 2023, respectively. These fair values were developed with Monte Carlo simulations using a multivariate Geometric Brownian Motion. Dividend equivalents accrue on the PRSUs, as applicable, and are subject to the same vesting and forfeiture terms as the PRSUs.

Form 10-K

The following table summarizes PRSU activity, including dividend equivalents, under the Omnibus Plan for the year ended December 31, 2025:

Performance-Based Restricted Stock Units	Number		Weighted Average Grant Date Fair Value
PRSUs at January 1, 2025	1,634,107	$	16.97
Granted	340,166		24.30
Vested	(212,688)		18.46
Forfeited	(503,549)		17.73
PRSUs at December 31, 2025	1,258,036	$	18.40

The fair value of shares that vested during the years ended December 31, 2025, 2024 and 2023 was $4.3 million, $0.0 million and $0.0 million, respectively. As of December 31, 2025, an estimated $7.5 million of unrecognized compensation expense related to non-vested PRSUs is expected to be recognized over a weighted average term of approximately 1.5 years.

RSUs

In the years ended December 31, 2025, 2024 and 2023, approximately 0.7 million, 0.6 million and 0.6 million RSUs were granted to certain executive officers and management members of the Company. The RSUs are contingent upon continued employment and generally vest in three equal annual installments. The fair value of RSUs is the value of the Company's common stock at the date of grant and the weighted average grant date fair value of the RSUs was $21.10 per share, $14.94 per share and $14.19 per share in 2025, 2024 and 2023, respectively. Dividend equivalents accrue on the RSUs, as applicable, and are subject to the same vesting and forfeiture terms as the RSUs.

The following table summarizes RSU activity, including dividend equivalents, under the Omnibus Plan for the year ended December 31, 2025:

Restricted Stock Units	Number		Weighted Average Grant Date Fair Value
RSUs at January 1, 2025	1,164,876	$	14.54
Granted	712,896		21.10
Vested	(654,025)		14.42
Forfeited	(141,947)		16.76
RSUs at December 31, 2025	1,081,800	$	18.65

The fair value of shares that vested during the years ended December 31, 2025, 2024 and 2023 was $14.1 million, $10.3 million and $8.0 million, respectively. As of December 31, 2025, there was approximately $11.3 million of unrecognized compensation expense related to non-vested RSUs which is expected to be recognized over a weighted average term of 1.8 years.

Service Options

For the year ended December 31, 2023, we granted approximately 0.1 million service options with a weighted average exercise price of $14.83 per share, to a certain executive officer of the Company. The service options have a life of ten years and vest in equal annual installments on each of the first four anniversaries of the grant date.

Service options have been accounted for as equity awards and, as such, compensation expense was measured based on the fair value of the award at the date of grant and is being recognized ratably over the service periods of four years. The weighted average fair value of the service options granted was $7.14 per share for the year ended December 31, 2023. The fair value of the service options granted in 2023 was estimated on the date of grant using the Black-Scholes option pricing model with an expected life of 6.25 years, an expected volatility of 44.31%, an expected dividend yield of 0.0% and a weighted average risk-free interest rate of 3.38%.

The expected life of the service options was calculated in accordance with Staff Accounting Bulletin No. 107, which allows for the use of a simplified method. Under the simplified method, the expected life is based on the midpoint of the average time to vest and the full contractual term of the time-vested options. The computation of expected volatility was based on historical stock volatility. The expected dividend yield is based upon an anticipated return to historical dividends during the life of the time-vested options. The risk free interest rate is based upon observed interest rates appropriate for the term of the options.

The following table summarizes service option activity under the Omnibus Plan for the year ended December 31, 2025:

Service Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2025	854,252	$ 15.88		
Granted	—	N/A		
Exercised	(218,633)	15.92		
Forfeited	(74,301)	15.58		
Canceled	—	N/A		
Outstanding at December 31, 2025	561,318	$ 15.93	5.3 years	$ 7.8
Exercisable at December 31, 2025	561,318	$ 15.93	5.3 years	$ 7.8

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 31, 2025. The intrinsic value changes continuously based on the fair value of our stock. The market value is based on the Company's closing stock price of $29.78 on December 31, 2025. The total intrinsic value of service options exercised during the years ended December 31, 2025, 2024 and 2023 was $1.8 million, $0.8 million and $0.5 million, respectively. The fair market value of all vested and exercisable service options at December 31, 2025 and 2024 was $16.7 million and $12.2 million, respectively. As of December 31, 2025, all service option expense has been recognized.

Market Options

For the year ended December 31, 2023, we granted approximately 0.2 million market options with a weighted average exercise price of $14.83 per share, to a certain executive officer of the Company. The market options have a life of ten years and have a service component along with an additional market component. The market options become eligible to vest and become exercisable in equal increments, each upon the later to occur of (i) the first four anniversaries of the grant dates, respectively, and (ii) for each respective 25% increment, the attainment of the Company's closing stock price at or above $5, $10, $15 and $20 over each respective exercise price, for 20 consecutive trading days.

The weighted average fair value of the market options granted for the year ended December 31, 2023 was $6.91 per share. The fair value and requisite service period of the market options was developed with a Monte Carlo simulation using a multivariate Geometric Brownian Motion with a drift equal to the risk free rate.

Form 10-K

The following table summarizes market option activity under the Omnibus Plan for the year ended December 31, 2025:

Market Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2025	3,416,995	$ 15.89		
Granted	—	N/A		
Exercised	(414,300)	14.86		
Forfeited	(654,441)	16.28		
Canceled	—	N/A		
Outstanding at December 31, 2025	2,348,254	$ 15.96	5.3 years	$ 32.4
Exercisable at December 31, 2025	1,021,252	$ 16.10	5.3 years	$ 14.0

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 31, 2025. The intrinsic value changes continuously based on the fair value of our stock. The market value is based on the Company's closing stock price of $29.78 on December 31, 2025. The total intrinsic value of market options exercised during the year ended December 31, 2025 was $4.6 million. The fair market value of all vested and exercisable market options at December 31, 2025 and 2024 was $30.4 million and $9.5 million, respectively. As of December 31, 2025, there was less than $0.1 million of unrecognized compensation expense related to non-vested market options which is expected to be recognized over a weighted average term of 0.4 years.

KAR Auction Services, Inc. Employee Stock Purchase Plan

We adopted the KAR Auction Services, Inc. Employee Stock Purchase Plan ("ESPP") in December 2009. The ESPP, which was approved by our stockholders, is designed to provide an incentive to attract, retain and reward eligible employees and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. A maximum of 2,500,000 shares of our common stock have been reserved for issuance under the ESPP, of which 720,129 shares remained available for future ESPP purchases as of December 31, 2025. The ESPP provides for one month offering periods with a 15% discount from the fair market value of a share on the date of purchase. A participant's annual contribution to the ESPP may not exceed $25,000 per year. Unless terminated earlier, the ESPP will terminate on December 31, 2028. In accordance with ASC 718, *Compensation—Stock Compensation*, the entire 15% purchase discount is recorded as compensation expense.

Common Share Repurchase Programs

2025 Share Repurchase Program

In April 2025, the board of directors approved a new share repurchase authorization of up to $250 million of the Company's outstanding common stock through December 31, 2026. This share repurchase program replaced the 2019 share repurchase program. At December 31, 2025, approximately $204.7 million of the Company's outstanding common stock remained available for repurchase under the 2025 share repurchase program. Repurchases may be made in the open market or through privately negotiated transactions, in accordance with applicable securities laws and regulations, including pursuant to repurchase plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing and amount of any repurchases is subject to market and other conditions. This program does not oblige the Company to repurchase any dollar amount or any number of shares under the authorization, and the program may be suspended, discontinued or modified at any time, for any reason and without notice. In 2025 we repurchased and retired 1,832,424 shares of common stock in the open market at a weighted average price of $24.72 per share under the 2025 share repurchase program.

2019 Share Repurchase Program

In October 2019, the board of directors authorized a repurchase of up to $300 million of the Company's outstanding common stock, par value $0.01 per share. The 2019 share repurchase program was amended from time-to-time through subsequent approvals by the board of directors. The amendments served to increase the size of the 2019 share repurchase program and extend its maturity date. Repurchases were made in the open market or through privately negotiated transactions, in accordance with applicable securities laws and regulations, including pursuant to repurchase plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing and amount of any repurchases was subject to market and other conditions. In 2025, 2024 and 2023, we repurchased and retired 2,900 shares, 1,778,470 shares and 1,438,859 shares of common stock, respectively, under the 2019 share repurchase program and the shares were repurchased in the open market at a weighted average price of $19.98 per share, $16.85 per share and $15.43 per share, respectively.

Note 6—Income (Loss) from Continuing Operations Per Share

The following table sets forth the computation of income (loss) from continuing operations per share *(in millions except per share amounts)*:

	Year Ended December 31,		
	2025	**2024**	**2023**
Income (loss) from continuing operations	$ **177.7**	$ 109.9	$ (154.8)
Series A Preferred Stock dividends	**(38.6)**	(44.4)	(44.4)
Deemed dividend on Series A Preferred Stock repurchases	**(242.2)**	—	—
Income from continuing operations attributable to participating securities	**—**	(16.3)	—
Income (loss) from continuing operations attributable to common stockholders	$ **(103.1)**	$ 49.2	$ (199.2)
Weighted average common shares outstanding	**106.9**	108.0	109.1
Effect of dilutive stock options and restricted stock awards	**—**	1.2	—
Weighted average common shares outstanding and potential common shares	**106.9**	109.2	109.1
Income (loss) from continuing operations per share			
Basic	$ **(0.96)**	$ 0.46	$ (1.83)
Diluted	$ **(0.96)**	$ 0.45	$ (1.83)

The Company includes participating securities (Series A Preferred Stock) in the computation of income from continuing operations per share pursuant to the two-class method. The two-class method of calculating income from continuing operations per share is an allocation method that calculates earnings per share for common stock and participating securities. Under the two-class method, total dividends provided to the holders of the Series A Preferred Stock, deemed dividends resulting from Series A Preferred Stock repurchases (the excess of the consideration paid over the carrying amount) and undistributed earnings allocated to participating securities are subtracted from income from continuing operations in determining income attributable to common stockholders.

The effect of stock options and restricted stock on income from continuing operations per share-diluted is determined through the application of the treasury stock method, whereby net proceeds received by the Company based on assumed exercises are hypothetically used to repurchase our common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on income from continuing operations per diluted share, unexercisable market options and PRSUs subject to performance conditions which have not yet been satisfied are excluded from the calculations. No service options and 2.9 million market options were excluded from the calculation of diluted income from continuing operations per share for the year ended December 31, 2024. In addition, approximately 0.9 million PRSUs were excluded from the calculation of diluted income from continuing operations per share for the year ended December 31, 2024. In accordance with U.S. GAAP, no potential common shares were included in the computation of diluted income from continuing operations per share for the years ended December 31, 2025 and 2023, because to do so would have been anti-dilutive based on the period undistributed loss from continuing operations attributable to common stockholders. Total options outstanding at December 31, 2025, 2024 and 2023 were 2.9 million, 4.3 million and 4.9 million, respectively.

Note 7—Allowance for Credit Losses and Doubtful Accounts

The following is a summary of the changes in the allowance for credit losses related to finance receivables (*in millions*):

	Year Ended December 31,		
	2025	2024	2023
Allowance for Credit Losses			
Balance at beginning of period	$ 19.8	$ 23.0	$ 21.5
Provision for credit losses	37.3	47.6	50.6
Recoveries	8.6	7.6	8.9
Less charge-offs	(38.3)	(58.2)	(58.1)
Other	0.1	(0.2)	0.1
Balance at end of period	$ 27.5	$ 19.8	$ 23.0

AFC's allowance for credit losses includes estimated losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries.

The following is a summary of changes in the allowance for doubtful accounts related to trade receivables (*in millions*):

	Year Ended December 31,		
	2025	2024	2023
Allowance for Doubtful Accounts			
Balance at beginning of period	$ 6.7	$ 9.9	$ 15.8
Provision for credit losses	5.1	6.7	8.6
Less net charge-offs	(2.4)	(9.6)	(14.6)
Other	0.3	(0.3)	0.1
Balance at end of period	$ 9.7	$ 6.7	$ 9.9

Recoveries of trade receivables were netted with charge-offs.

Note 8—Finance Receivables and Obligations Collateralized by Finance Receivables

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly-owned, bankruptcy remote, consolidated, special purpose subsidiary ("AFC Funding Corporation"), established for the purpose of purchasing AFC's finance receivables. A securitization agreement allows for the revolving sale by AFC Funding Corporation to a group of bank purchasers of undivided interests in certain finance receivables subject to committed liquidity. The agreement expires on January 31, 2028. AFC Funding Corporation had committed liquidity of $2.0 billion for U.S. finance receivables at December 31, 2025.

In September 2024, AFC and AFC Funding Corporation entered into a First Amendment and Joinder (the "First Amendment and Joinder") to the Tenth Amended and Restated Receivables Purchase Agreement. The First Amendment and Joinder provides for, among other things, an extension of the facility's maturity date from January 31, 2026 to January 31, 2028. We capitalized approximately $10.6 million of costs in connection with the First Amendment and Joinder.

We also have an agreement for the securitization of Automotive Finance Canada Inc.'s ("AFCI") receivables, which expires on January 31, 2028. AFCI's committed facility is provided through a third-party conduit (separate from the U.S. facility) and was C$500 million at December 31, 2025. In May 2025, AFCI entered into Amendment No. 2 (the "Amendment No. 2") to the Receivables Purchase Agreement. The Amendment No. 2 increased AFCI's committed liquidity from C$300 million to C$375 million. In November 2025, AFCI entered into Amendment No. 3 (the "Amendment No. 3") to the Receivables Purchase Agreement. The Amendment No. 3 increased AFCI's committed liquidity from C$375 million to C$500 million. We capitalized an aggregate of approximately $0.6 million of costs in connection with Amendment No. 2 and Amendment No. 3.

Form 10-K

In September 2024, AFCI entered into an Amendment No. 1 (the "Amendment No. 1") to the Receivables Purchase Agreement. The Amendment No. 1 incorporates and provides for, among other things, an extension of the facility's maturity date from January 31, 2026 to January 31, 2028. We capitalized approximately $1.1 million of costs in connection with the Amendment No. 1.

In March 2023, AFCI entered into the Receivables Purchase Agreement (the "Canadian Receivables Purchase Agreement"). The Canadian Receivables Purchase Agreement increased AFCI's committed liquidity from C$225 million to C$300 million. In addition, provisions providing a mechanism for determining alternative rates of interest were added. We capitalized approximately $0.6 million of costs in connection with the Canadian Receivables Purchase Agreement. The receivables sold pursuant to both the U.S. and Canadian securitization agreements are accounted for as secured borrowings.

The following tables present quantitative information about delinquencies, credit loss charge-offs less recoveries ("net credit losses") and components of securitized financial assets and other related assets managed. For purposes of this illustration, delinquent receivables are defined as receivables 31 days or more past due.

| | December 31, 2025 | | |
| | Total Amount of: | | Net Credit Losses During 2025 |
(in millions)	Receivables	Receivables Delinquent	
Floorplan receivables	$ 2,423.5	$ 9.3	$ 26.4
Other loans	—	—	3.3
Total receivables managed	$ 2,423.5	$ 9.3	$ 29.7
Accrued interest and fees	29.4		
Allowance for credit losses	(27.5)		
Finance receivables, net	$ 2,425.4		

| | December 31, 2024 | | |
| | Total Amount of: | | Net Credit Losses During 2024 |
(in millions)	Receivables	Receivables Delinquent	
Floorplan receivables	$ 2,310.5	$ 14.5	$ 50.6
Other loans	3.5	3.5	—
Total receivables managed	$ 2,314.0	$ 18.0	$ 50.6
Accrued interest and fees	28.5		
Allowance for credit losses	(19.8)		
Finance receivables, net	$ 2,322.7		

As of December 31, 2025 and 2024, $2,803.5 million and $2,335.1 million, respectively, of finance receivables (inclusive of accrued interest and fees) and a cash reserve of 1 or 3 percent of the obligations collateralized by finance receivables served as security for the obligations collateralized by finance receivables. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreements. Obligations collateralized by finance receivables consisted of the following:

| | December 31, | |
	2025	2024
Obligations collateralized by finance receivables, gross	$ 1,771.7	$ 1,679.1
Unamortized securitization issuance costs	(13.4)	(18.8)
Obligations collateralized by finance receivables	$ 1,758.3	$ 1,660.3

Form 10-K

Proceeds from the revolving sale of receivables to the bank facilities are used to fund new loans to customers. AFC, AFC Funding Corporation and AFCI must maintain certain financial covenants including, among others, limits on the amount of debt AFC and AFCI can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreements also incorporate the financial covenants of our Credit Agreement. At December 31, 2025, we were in compliance with the covenants in the securitization agreements.

Note 9—Goodwill and Other Intangible Assets

Goodwill consisted of the following (*in millions*):

	Marketplace	Finance	Total
Balance at December 31, 2023 [1][2]	$ 1,030.3	$ 240.9	$ 1,271.2
Decrease for disposition activity	(31.4)	—	(31.4)
Foreign currency	(16.9)	—	(16.9)
Balance at December 31, 2024 [1][2]	$ 982.0	$ 240.9	$ 1,222.9
Foreign currency	20.6	—	20.6
Balance at December 31, 2025 [1][2]	**$ 1,002.6**	**$ 240.9**	**$ 1,243.5**

[1] Marketplace amounts are net of accumulated goodwill impairment charges of $250.8 million at December 31, 2025, 2024 and 2023.

[2] Finance amounts are net of accumulated goodwill impairment charges of $161.5 million at December 31, 2025, 2024 and 2023.

Goodwill represents the excess cost over fair value of identifiable net assets of businesses acquired. Goodwill increased in 2025 as a result of foreign currency changes and decreased in 2024 as a result of the sale of the automotive key business, as well as foreign currency changes.

The Company tests goodwill and indefinite-lived tradenames for impairment at the reporting unit level annually during the second quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. When performing the impairment assessment, the fair value of the Company's reporting units are estimated using the expected present value of future cash flows (Level 3 inputs). No impairment was identified in 2025 and 2024.

In the second quarter of 2023 the Company updated its forecasts for all of its reporting units, including an updated estimate for near-term and long-term revenue growth rates reflecting a slower overall recovery in vehicle volumes. Discount rates and other cash flow assumptions used in the valuations were also adjusted. As a result of this impairment assessment, it was determined that the fair value was lower than the carrying value for our U.S. Dealer-to-Dealer and Europe reporting units (both within the Marketplace segment). Accordingly, the Company recorded non-cash goodwill impairment charges totaling $218.9 million related to our U.S. Dealer-to-Dealer reporting unit and $6.4 million related to our Europe reporting unit. The goodwill impairment charge related to our U.S. Dealer-to-Dealer reporting unit related to tax deductible goodwill, and as such the impairment resulted in a deferred tax benefit of $52.5 million. The goodwill impairment related to our U.S. Dealer-to-Dealer reporting unit was primarily driven by lower near-term and long-term revenue growth associated with a slower overall recovery in vehicle volumes. The goodwill impairment related to our Europe reporting unit was driven by combining two previously separate reporting units (U.K. and Europe) into a single reporting unit. Including U.K. in the reporting unit resulted in a reduction in the overall fair value of the combined reporting unit, resulting in an impairment charge. Goodwill impairment was not identified in any other reporting unit in the second quarter of 2023. The impairment charges were reported as a component of "Goodwill and other intangibles impairment" in the consolidated statements of income (loss).

A summary of customer relationships is as follows (*in millions*):

	Useful Lives (in years)	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	5 - 19	$ 561.9	$ (459.2)	$ 102.7	$ 555.1	$ (437.4)	$ 117.7

The decrease in customer relationships in 2025 and 2024 was primarily related to the amortization of existing customer relationships.

A summary of other intangibles is as follows (*in millions*):

	Useful Lives (in years)	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Tradenames	1 - Indefinite	$ 122.7	$ (60.0)	$ 62.7	$ 122.4	$ (43.4)	$ 79.0
Computer software & technology	3 - 13	575.1	(495.0)	80.1	525.8	(444.0)	81.8
Total		$ 697.8	$ (555.0)	$ 142.8	$ 648.2	$ (487.4)	$ 160.8

Other intangibles decreased in 2025 and 2024, primarily as a result of the amortization of existing intangibles, partially offset by computer software additions. The carrying amount of tradenames with an indefinite life was approximately $8.7 million at December 31, 2025 and 2024.

The second quarter 2023 announcement of the rebrand to an OPENLANE branded marketplace from the ADESA branded marketplaces served as a triggering event requiring a re-evaluation of the useful life and impairment of the ADESA tradename. As such, the Company evaluated the $122.8 million carrying amount of its indefinite-lived ADESA tradename, resulting in a non-cash impairment charge totaling $25.5 million in the second quarter of 2023 and associated deferred tax benefit of $6.5 million (within the Marketplace segment). The impairment charge was reported as a component of "Goodwill and other intangibles impairment" in the consolidated statements of income (loss). The ADESA tradename is expected to continue to generate cash flows pursuant to the purchase and commercial agreements with Carvana and its affiliates for a defined period. The fair value of the ADESA tradename was estimated using the royalty savings method (Level 3 inputs). Furthermore, as a result of the rebrand to OPENLANE, the ADESA tradename is no longer deemed to have an indefinite life and its remaining carrying amount of $97.3 million is being amortized over a remaining useful life of approximately 6 years.

Amortization expense for customer relationships and other intangibles was $79.2 million, $81.5 million and $87.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. Estimated amortization expense on existing intangible assets for the next five years is $66.0 million for 2026, $51.9 million for 2027, $38.0 million for 2028, $19.7 million for 2029 and $14.2 million for 2030.

Form 10-K

Note 10—Property and Equipment

Property and equipment consisted of the following (*in millions*):

	Useful Lives (in years)	December 31, 2025	December 31, 2024
Land		$ 39.4	$ 77.9
Buildings	5 - 40	45.7	50.4
Land improvements	5 - 20	32.5	30.6
Building and leasehold improvements	3 - 33	40.1	37.6
Furniture, fixtures and equipment	1 - 15	76.9	101.2
Vehicles	3 - 10	8.4	7.9
Construction in progress		2.7	3.1
		245.7	308.7
Accumulated depreciation		(141.5)	(159.4)
Property and equipment, net		$ 104.2	$ 149.3

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $12.5 million, $13.7 million and $13.8 million, respectively.

Note 11—Long-Term Debt

Long-term debt consisted of the following *(in millions)*:

	Interest Rate*		Maturity	December 31, 2025	December 31, 2024
2025 Incremental Term Loans	Adjusted Term SOFR	+ 2.50%	October 8, 2032	$ 550.0	$ —
Revolving Credit Facility	Adjusted Term SOFR	+ 2.25%	June 23, 2028	—	—
Canadian Revolving Credit Facility	Adjusted Term CORRA	+ 2.50%	June 23, 2028	—	—
Senior notes		5.125%	June 1, 2025	—	210.0
European lines of credit	Euribor	+ 1.25%	Repayable upon demand	—	20.7
Total debt				$ 550.0	$ 230.7

*The interest rates presented in the table above represent the rates in place at December 31, 2025. The weighted average interest rate on our short-term borrowings outstanding was 4.30% at December 31, 2024 (not applicable at December 31, 2025).

Credit Facilities

On October 8, 2025, we entered into a Second Amendment Agreement (the "Second Amendment") to the Credit Agreement that provides for, among other things, incremental term loans in an aggregate principal amount equal to $550.0 million (the "2025 Incremental Term Loans"). The proceeds of the 2025 Incremental Term Loans were used to finance the repurchase of shares of Series A Preferred Stock and to pay fees and expenses incurred in connection with the establishment of the loans. The 2025 Incremental Term Loans are due in October 2032. We capitalized approximately $6.1 million of debt issuance costs in connection with the Second Amendment. The 2025 Incremental Term Loans bear interest, at the Company's election based on the type of borrowing, at a rate equal to (i) the Adjusted Term SOFR Rate plus a margin of 2.50% (for Term Benchmark Loans or RFR Loans, each as defined in the Credit Agreement) or (ii) the Base Rate plus a margin of 1.50% (for Base Rate Loans, as defined in the Credit Agreement).

The 2025 Incremental Term Loans were issued, at a discount of $2.7 million and the discount is being amortized using the effective interest method to interest expense over the term of the loans. The 2025 Incremental Term Loans are payable in quarterly installments equal to 0.25% of the original aggregate principal amount. Such payments will commence on March 31, 2026, with the balance payable at the maturity date.

Form 10-K

On June 23, 2023, we entered into the Credit Agreement, which provides for, among other things, the $325 million Revolving Credit Facility. We incurred a non-cash loss on the extinguishment of debt of $0.4 million in the second quarter of 2023. The loss was the result of the write-off of unamortized debt issuance costs associated with lenders that are not participating in the Revolving Credit Facility. On January 19, 2024, the Company and ADESA Auctions Canada Corporation, a subsidiary of the Company (the "Canadian Borrower") entered into the First Amendment Agreement (the "First Amendment") to the Credit Agreement. The First Amendment provides for, among other things, (i) a C$175 million revolving credit facility in Canadian dollars (the "Canadian Revolving Credit Facility" and, together with the Revolving Credit Facility, "the Revolving Credit Facilities") and (ii) a C$50 million sub-limit (the "Canadian Sub-limit") under the Company's Revolving Credit Facility for borrowings in Canadian dollars. The proceeds from the Canadian Revolving Credit Facility were able to be used to finance a portion of the Manheim Canada acquisition, to pay for expenses related to the First Amendment and for ongoing working capital and general corporate purposes.

The Revolving Credit Facility is available for letters of credit, working capital, permitted acquisitions and general corporate purposes. The Revolving Credit Facility also includes a $65 million sub-limit for the issuance of letters of credit and a $60 million sub-limit for swingline loans.

The obligations of the Company under the 2025 Incremental Term Loans and the Revolving Credit Facility are guaranteed by certain of our domestic subsidiaries (the "Subsidiary Guarantors") and are secured by substantially all of the assets of the Company and the Subsidiary Guarantors, including but not limited to: (a) pledges of and first priority security interests in 100% of the equity interests of certain of the Company's and the Subsidiary Guarantors' domestic subsidiaries and 65% of the equity interests of certain of the Company's and the Subsidiary Guarantors' first tier foreign subsidiaries and (b) first priority security interests in substantially all other assets of the Company and each Subsidiary Guarantor, subject to certain exceptions. The Credit Agreement contains affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, dividends, investments and transactions with our affiliates. The Credit Agreement also requires us to maintain a maximum Consolidated Senior Secured Net Leverage Ratio, not to exceed 3.5 as of the last day of each fiscal quarter on which any loans under the Revolving Credit Facilities are outstanding. We were in compliance with the applicable covenants in the Credit Agreement at December 31, 2025.

The obligations of the Canadian Borrower under the Canadian Revolving Credit Facility are guaranteed by certain of the Company's domestic and Canadian subsidiaries (the "Canadian Revolving Credit Facility Subsidiary Guarantors") and are secured by substantially all of the assets of the Company, the Canadian Borrower and the Canadian Revolving Credit Facility Subsidiary Guarantors, subject to certain exceptions; provided, however, the Canadian Borrower and the other Canadian subsidiaries of the Company constituting the Canadian Revolving Credit Facility Subsidiary Guarantors shall guarantee and/or provide security for only the Canadian Secured Obligations (as defined in the Credit Agreement).

Loans under the Revolving Credit Facility bear interest at a rate calculated based on the type of borrowing (at the Company's election, either Adjusted Term SOFR Rate or Base Rate (each as defined in the Credit Agreement)) and the Company's Consolidated Senior Secured Net Leverage Ratio (as defined in the Credit Agreement), with such rate ranging from 2.75% to 2.25% for Adjusted Term SOFR Rate loans and from 1.75% to 1.25% for Base Rate loans. The Company also pays a commitment fee between 25 to 35 basis points, payable quarterly, on the average daily unused amount of the Revolving Credit Facility based on the Company's Consolidated Senior Secured Net Leverage Ratio.

Loans under the Canadian Revolving Credit Facility bear interest at a rate calculated based on the type of borrowing (at the Canadian Borrower's election, either Adjusted Term CORRA Rate or Canadian Prime Rate (each as defined in the Credit Agreement)) and the Company's Consolidated Senior Secured Net Leverage Ratio, with such rate ranging from 3.00% to 2.50% for Adjusted Term CORRA loans and from 2.00% to 1.50% for Canadian Prime Rate loans. Loans under the Canadian Sub-limit will bear interest at the Adjusted Term CORRA Rate plus a margin ranging from 2.75% to 2.25% based on the Company's Consolidated Senior Secured Net Leverage Ratio (the same margin as loans under the existing Revolving Credit Facility). The Canadian Borrower will also pay a commitment fee between 25 to 35 basis points, payable quarterly, on the average daily unused amount of the Canadian Revolving Credit Facility based on the Company's Consolidated Senior Secured Net Leverage Ratio.

Debt discounts and issuance costs are presented as a direct reduction from the amount of the related debt liability to arrive at the carrying amount. Unamortized debt discounts and issuance costs totaled $14.4 million and $8.2 million at December 31, 2025 and 2024, respectively.

Form 10-K

As of December 31, 2025 and 2024, there were no borrowings on the Revolving Credit Facilities. We had related outstanding letters of credit in the aggregate amount of $42.6 million and $48.8 million at December 31, 2025 and 2024, respectively, which reduce the amount available for borrowings under the Revolving Credit Facilities. As of December 31, 2025, there was an additional $409.9 million available for borrowing under the Revolving Credit Facilities. When drawn upon, the Revolving Credit Facilities are classified as current debt based on the Company's past practice of using the Revolving Credit Facilities for short-term borrowings. However, the terms of the Revolving Credit Facilities do not require repayment until June 23, 2028.

Senior Notes

On May 31, 2017, we issued $950 million of 5.125% senior notes due June 1, 2025. Due to earlier prepayments, the remaining $210.0 million of these senior notes, which the Company classified as current debt at December 31, 2024, were repaid upon maturity in 2025 with cash on hand. The Company paid interest on the senior notes semi-annually in arrears on June 1 and December 1 of each year.

The senior notes were guaranteed by the Subsidiary Guarantors and as of June 1, 2023 became redeemable at par. In June 2023, in connection with a previously announced offer to purchase, the Company prepaid $140 million of the senior notes at par with proceeds from the Transaction. We incurred a loss on the extinguishment of the senior notes of $0.7 million in 2023 primarily representative of the write-off of unamortized debt issuance costs associated with the portion of the senior notes repaid, as well as purchase offer expenses.

European Lines of Credit

OPENLANE Europe has lines of credit aggregating $47.0 million (€40 million). The lines of credit had an aggregate $0.0 million and $20.7 million of borrowings outstanding at December 31, 2025 and 2024, respectively. The lines of credit are secured by certain inventory and receivables at OPENLANE Europe subsidiaries.

Future Principal Payments

At December 31, 2025, aggregate future principal payments on long-term debt are as follows (*in millions*):

2026	$	5.5
2027		5.5
2028		5.5
2029		5.5
2030		5.5
Thereafter		522.5
	$	550.0

Note 12—Financial Instruments

Concentrations of Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of interest-bearing investments, finance receivables and trade receivables. We maintain cash and cash equivalents, short-term investments, and certain other financial instruments with various major financial institutions. We perform periodic evaluations of the relative credit standing of these financial institutions and companies and limit the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. Due to the nature of our business, substantially all trade and finance receivables are due from vehicle dealers and commercial sellers. We have possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. We monitor the creditworthiness of customers to which we grant credit terms in the normal course of business. In the event of non-performance by counterparties to financial instruments we are exposed to credit-related losses, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments

The carrying amounts of trade receivables, finance receivables, other current assets, accounts payable, accrued expenses and borrowings under our short-term revolving line of credit facilities approximate fair value because of the short-term nature of those instruments.

As of December 31, 2025 and 2024, the estimated fair value of our long-term debt amounted to $550.0 million and $229.1 million, respectively. The estimates of fair value were based on broker-dealer quotes (Level 2 inputs) for our debt as of December 31, 2025 and 2024. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Note 13—Other (Income) Expense, Net

Other (income) expense, net consisted of the following (*in millions*):

	December 31,		
	2025	2024	2023
Change in realized and unrealized (gains) losses on investment securities, net	$ —	$ (0.4)	$ 0.4
Contingent consideration valuation	—	—	1.3
Foreign currency (gains) losses	(9.3)	5.8	(2.9)
Investment and note receivable impairment	—	—	10.3
Early termination of contractual arrangement	—	—	(20.0)
Other	(4.4)	(2.9)	(4.7)
Other (income) expense, net	$ (13.7)	$ 2.5	$ (15.6)

Fair Value Measurement of Investments

The Company invests in certain early-stage automotive companies and funds that relate to the automotive industry. We believe these investments have resulted in the expansion of relationships in the vehicle remarketing industry. The realized and unrealized gains and losses on these investment securities are shown in the table above.

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As of December 31, 2025, the Company had no investment securities measured at fair value (based on quoted market prices for identical assets or Level 1 of the fair value hierarchy). Other investments held of $29.1 million do not have readily determinable fair values and the Company has elected to apply the measurement alternative to these investments and present them at cost. Investments are reported in "Other assets" in the accompanying consolidated balance sheets. Realized and unrealized gains and losses are reported in "Other (income) expense, net" in the consolidated statements of income (loss).

In late March 2023, one of the investees we presented at cost filed to reorganize its operations through the bankruptcy process. Based on this information, we recorded an other than temporary impairment of approximately $3.7 million in "Other (income) expense, net" representing our entire equity investment in the company. In addition, we also had a note receivable with this investee for $6.6 million, on which we recorded a credit impairment loss in "Other (income) expense, net" in 2023.

In the second quarter of 2023, the Company received $20.0 million in connection with the early termination of a contractual arrangement. This amount was considered non-operating income and was recorded in "Other (income) expense, net" in the second quarter of 2023.

Note 14—Convertible Preferred Stock

In June 2020, OPENLANE completed the issuance and sale of an aggregate of 550,000 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), in two closings at a purchase price of $1,000 per share (for the second closing, plus accumulated dividends from and including the first closing date to but excluding the second closing date on June 29, 2020) for an aggregate purchase price of approximately $550 million to an affiliate of Ignition Parent LP ("Apax") and an affiliate of Periphas Capital GP, LLC ("Periphas").

In October 2025, OPENLANE completed the repurchase of 334,028 shares of the Series A Preferred Stock from affiliates of Apax and Periphas for an aggregate repurchase price of approximately $559.3 million. The repurchased shares of Series A Preferred Stock were subsequently canceled. OPENLANE recorded a deemed dividend of approximately $242.2 million that reduced income (loss) from continuing operations attributable to common stockholders in 2025. The deemed dividend was calculated as the difference between the repurchase price (inclusive of $5.6 million in excise tax which is expected to be paid in 2026) and the carrying amount. The shares of Series A Preferred Stock were repurchased primarily with proceeds from the 2025 Incremental Term Loans.

The Company has authorized 1,500,000 shares of Series A Preferred Stock. The Series A Preferred Stock ranks senior to the shares of the Company's common stock, par value $0.01 per share, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Stock has a liquidation preference of $1,000 per share. The holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends were payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payments (through June 30, 2022), and thereafter, in cash or in kind, or in any combination of both, at the option of the Company. For the years ended December 31, 2025, 2024, and 2023 the holders of the Series A Preferred Stock received cash dividends aggregating $38.6 million, $44.4 million and $44.4 million, respectively. The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

The Series A Preferred Stock is currently convertible at the option of the holders thereof at any time into shares of common stock at a conversion price of $17.75 per share of Series A Preferred Stock and a conversion rate of 56.3380 shares of common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. Further, if the closing price of the common stock exceeds $31.0625 per share, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at the election of the Company, all or any portion of the Series A Preferred Stock will be convertible into the relevant number of shares of common stock.

The holders of the Series A Preferred Stock are entitled to vote with the holders of the Company's common stock as a single class on all matters submitted to a vote of the holders of the Company's common stock.

At any time on or after June 10, 2026 (the six-year anniversary of the initial issuance date), the Company may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) the liquidation preference thereof, *plus* (y) all accrued and unpaid dividends, *multiplied by* (ii) (A) 105% if the redemption occurs at any time on or after June 10, 2026 and prior to June 10, 2027 or (B) 100% if the redemption occurs on or after June 10, 2027.

Upon certain change of control events involving the Company, and subject to certain limitations set forth in the Certificate of Designations, each holder of the Series A Preferred Stock will either (i) receive such number of shares of common stock into which such holder is entitled to convert all or a portion of such holder's shares of Series A Preferred Stock at the then current conversion price, (ii) receive, in respect of all or a portion of such holder's shares of Series A Preferred Stock, the greater of (x) the amount per share of Series A Preferred Stock that such holder would have received had such holder, immediately prior to such change of control, converted such share of Series A Preferred Stock into common stock and (y) a purchase price per share of Series A Preferred Stock, payable in cash, equal to the product of (A) 105% *multiplied by* (B) the sum of the liquidation preference and accrued dividends with respect to such share of Series A Preferred Stock, or (iii) unless the consideration in such change of control event is payable entirely in cash, retain all or a portion of such holder's shares of Series A Preferred Stock.

For so long as Apax or its affiliates beneficially owns at least 25% of the shares of Series A Preferred Stock purchased in the Apax issuance on an as-converted basis, Apax will continue to have the right to appoint one individual to the board of directors. Additionally, so long as Apax or its affiliates beneficially owns at least 50% of the shares of Series A Preferred Stock purchased in the Apax issuance on an as-converted basis, Apax will have the right to appoint one non-voting observer to the board of directors.

Apax is subject to certain standstill restrictions, until the later of three years and the date on which Apax no longer owns at least 25% of the shares of Series A Preferred Stock purchased in the Apax issuance on an as-converted basis.

Apax, its affiliates and Periphas' transferees have certain customary registration rights with respect to shares of the Series A Preferred Stock and the shares of the common stock held by it issued upon any future conversion of the Series A Preferred Stock.

Note 15—Leases

We lease property, software, automobiles, trucks and trailers pursuant to operating lease agreements. We also lease furniture, fixtures and equipment under finance leases. Our leases have varying remaining lease terms with leases expiring through 2034, some of which include options to extend the leases.

The components of lease expense were as follows (*in millions*):

	Year Ended December 31,		
	2025	2024	2023
Operating lease cost	$ 15.7	$ 15.7	$ 15.9
Finance lease cost:			
Amortization of right-of-use assets	$ —	$ 0.3	$ 1.3
Interest on lease liabilities	—	—	0.1
Total finance lease cost	$ —	$ 0.3	$ 1.4

Supplemental cash flow information related to leases was as follows (*in millions*):

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows related to operating leases	$ 16.1	$ 15.9	$ 15.9
Operating cash flows related to finance leases	—	—	0.1
Financing cash flows related to finance leases	—	0.9	1.9
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 1.9	$ 3.8	$ 1.4
Finance leases	—	—	—

Supplemental balance sheet information related to leases was as follows (*in millions, except lease term and discount rate*):

	December 31,	
	2025	**2024**
Operating Leases		
Operating lease right-of-use assets	$ **57.9**	$ 67.1
Other accrued expenses	$ **9.7**	$ 11.7
Operating lease liabilities	**53.0**	60.4
Total operating lease liabilities	$ **62.7**	$ 72.1
Finance Leases		
Property and equipment, gross	$ **5.3**	$ 35.9
Accumulated depreciation	**(5.3)**	(35.9)
Property and equipment, net	$ **—**	$ —
Other accrued expenses	$ **—**	$ —
Other liabilities	**—**	—
Total finance lease liabilities	$ **—**	$ —
Weighted Average Remaining Lease Term		
Operating leases	**7.1 years**	7.6 years
Finance leases	**N/A**	N/A
Weighted Average Discount Rate		
Operating leases	**5.9 %**	5.9 %
Finance leases	**N/A**	N/A

Maturities of lease liabilities as of December 31, 2025 were as follows (*in millions*):

	Operating Leases	Finance Leases
2026	$ 13.1	$ —
2027	12.0	—
2028	9.7	—
2029	8.5	—
2030	8.5	—
Thereafter	25.2	—
Total lease payments	77.0	—
Less imputed interest	(14.3)	—
Total	$ 62.7	$ —

Form 10-K

Note 16—Income Taxes

The components of our income (loss) from continuing operations before income taxes and the provision for income taxes are as follows (*in millions*):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Income (loss) from continuing operations before income taxes:						
Domestic	$	**101.0**	$	90.4	$	(209.7)
Foreign		**91.2**		67.5		63.2
Total	$	**192.2**	$	157.9	$	(146.5)
Income tax expense (benefit):						
Current:						
Federal	$	**14.3**	$	19.6	$	22.1
Foreign		**24.8**		19.1		16.0
State		**7.3**		7.6		—
Total current provision		**46.4**		46.3		38.1
Deferred:						
Federal		**(29.5)**		3.4		(29.4)
Foreign		**1.4**		(1.9)		3.2
State		**(3.8)**		0.2		(3.6)
Total deferred provision		**(31.9)**		1.7		(29.8)
Income tax expense	$	**14.5**	$	48.0	$	8.3

Form 10-K

The following table reconciles the U.S. federal statutory rate to our effective income tax rate as follows (*dollars in millions*):

	Year Ended December 31,					
	2025		**2024**		**2023**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Statutory rate	$ **40.4**	**21.0 %**	$ 33.1	21.0 %	$ (30.8)	21.0 %
State and local income taxes, net [1][2][3]	**(0.1)**	**— %**	4.3	2.7 %	(10.0)	6.8 %
Foreign tax effects						
Canada						
Provincial taxes	**8.5**	**4.4 %**	4.9	3.1 %	6.0	(4.1)%
Rate differential	**(4.1)**	**(2.1)%**	(2.8)	(1.8)%	(3.3)	2.2 %
Withholding taxes	**0.6**	**0.3 %**	0.5	0.3 %	7.7	(5.3)%
Other, net	**0.9**	**0.4 %**	(1.0)	(0.6)%	—	— %
Belgium						
Goodwill impairment	**—**	**— %**	—	— %	1.6	(1.1)%
Other, net	**0.8**	**0.4 %**	0.8	0.5 %	0.6	(0.4)%
Other foreign jurisdictions	**1.1**	**0.6 %**	1.2	0.7 %	1.0	(0.7)%
Effect of changes in tax laws or rates	**0.6**	**0.3 %**	—	— %	—	— %
Effect of cross-border tax laws						
Foreign-derived intangible income	**(3.3)**	**(1.7)%**	(2.7)	(1.7)%	(2.2)	1.5 %
Foreign tax credit	**(0.6)**	**(0.3)%**	(0.6)	(0.4)%	(4.1)	2.8 %
Foreign exchange loss	**—**	**— %**	(0.2)	(0.1)%	(1.6)	1.1 %
Other, net	**—**	**— %**	—	— %	2.4	(1.6)%
Tax credits	**(1.6)**	**(0.9)%**	(0.8)	(0.5)%	0.3	(0.2)%
Changes in valuation allowances	**(31.3)**	**(16.3)%**	1.0	0.6 %	30.3	(20.7)%
Nontaxable or nondeductible items						
Excess officer's compensation	**1.7**	**0.9 %**	2.4	1.5 %	1.5	(1.0)%
Acquisition and divestiture related adjustment	**—**	**— %**	5.5	3.5 %	—	— %
Other, net	**(0.5)**	**(0.3)%**	(0.6)	(0.4)%	0.5	(0.4)%
Reserves for tax exposures	**1.6**	**0.9 %**	2.4	1.5 %	8.1	(5.5)%
Other, net	**(0.2)**	**(0.1)%**	0.6	0.5 %	0.3	(0.1)%
Effective rate	$ **14.5**	**7.5 %**	$ 48.0	30.4 %	$ 8.3	(5.7)%

[1] State taxes in California, Florida, New York and Pennsylvania make up the majority (greater than 50 percent) of the tax effect of the state and local income tax category in 2025.

[2] State taxes in California, Indiana, Florida and New York make up the majority (greater than 50 percent) of the tax effect of the state and local income tax category in 2024.

[3] State taxes in New Jersey make up the majority (greater than 50 percent) of the tax effect of the state and local income tax category in 2023.

The effective tax rate in 2025 was favorably impacted by the release of the valuation allowance against the U.S. net deferred tax asset. The effective tax rate in 2023 was unfavorably impacted by the goodwill and other intangibles impairment charges and the recording of valuation allowance against the U.S. net deferred tax asset.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax benefits associated with the goodwill and tradename impairments resulted in the U.S. being in a net deferred tax asset position. Due to a three-year cumulative loss related to U.S. operations, we recorded a valuation allowance against the U.S. net deferred tax asset at December 31, 2024. In the fourth quarter of 2025, the valuation allowance against the U.S. net deferred tax asset was released due to sufficient positive evidence related to U.S. operations and U.S. taxable income in the three-year period and anticipated future periods.

We offset all deferred tax assets and liabilities by jurisdiction, as well as any related valuation allowance, and present them as a non-current deferred income tax asset or liability (as applicable). Deferred tax assets (liabilities) are comprised of the following (*in millions*):

	December 31,	
	2025	**2024**
Gross deferred tax assets:		
Allowances for trade and finance receivables	$ **8.6**	$ 6.2
Goodwill and intangible assets	**5.1**	9.1
Accruals and liabilities	**3.1**	2.4
Employee benefits and compensation	**6.3**	6.4
Net operating loss carryforwards	**20.5**	21.3
Right of use lease liability	**15.3**	17.6
Other	**3.3**	4.0
Total deferred tax assets	**62.2**	67.0
Deferred tax asset valuation allowance	**(30.2)**	(63.3)
Total	**32.0**	3.7
Gross deferred tax liabilities:		
Property and equipment	**(1.9)**	(2.4)
Right of use lease asset	**(14.0)**	(16.3)
Other	**(4.0)**	(4.9)
Total	**(19.9)**	(23.6)
Net deferred tax assets (liabilities)	$ **12.1**	$ (19.9)

The tax benefit from state and federal net operating loss carryforwards expires as follows (*in millions*):

2026	$ 0.2
2027	—
2028	—
2029	—
2030	—
2031 and after	20.3
	$ 20.5

Permanently reinvested undistributed earnings of our foreign subsidiaries were approximately $565.9 million at December 31, 2025. Because these amounts have been or will be permanently reinvested in properties and working capital, we have not recorded the deferred taxes associated with these earnings. If the undistributed earnings of foreign subsidiaries were to be remitted, state and local income tax expense and withholding tax expense would need to be recognized, net of any applicable foreign tax credits. It is not practical for us to determine the additional tax that would be incurred upon remittance of these earnings.

Form 10-K

Income taxes paid related to continuing operations (net of refunds) consisted of the following (*in millions*):

	Year Ended December 31,		
	2025	**2024**	**2023**
U.S. federal	$ 16.8	$ 17.1	$ 7.5
U.S. state and local			
New Jersey	(5.5)	—	—
Other	4.4	5.2	2.2
Total U.S. state and local	(1.1)	5.2	2.2
Foreign			
Belgium	6.4	3.7	3.3
Canada - Federal	10.0	6.8	14.8
Canada - Ontario	4.1	1.1	2.1
Canada - Quebec	1.7	0.2	2.6
Other	2.5	2.5	3.3
Total foreign	24.7	14.3	26.1
Total	$ 40.4	$ 36.6	$ 35.8

We apply the provisions of ASC 740, *Income Taxes*. ASC 740 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise's financial statements. These provisions prescribe a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (*in millions*):

	December 31,	
	2025	**2024**
Balance at beginning of period	$ 16.0	$ 14.9
Increase in prior year tax positions	1.1	0.7
Increase in current year tax positions	0.3	0.5
Settlements	(3.8)	—
Lapse in statute of limitations	(0.4)	(0.1)
Balance at end of period	$ 13.2	$ 16.0

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $12.8 million and $14.6 million at December 31, 2025 and 2024, respectively.

We record interest and penalties associated with the uncertain tax positions within our provision for income taxes on the consolidated statement of income (loss). We had reserves totaling $3.0 million and $2.5 million at December 31, 2025 and 2024, respectively, associated with interest and penalties, net of tax.

The provision for income taxes involves management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by us. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business we are subject to examination by taxing authorities in the U.S., Canada, Western Europe, United Kingdom, Mexico, Uruguay and the Philippines. In general, the examination of our material tax returns is completed for the years prior to 2022.

Note 17—Employee Benefit Plans

401(k) Plan

We maintain a defined contribution 401(k) plan that covers substantially all U.S. employees. Participants are generally allowed to make non-forfeitable contributions up to the annual IRS limits. The Company matches 100 percent of the amounts contributed by each individual participant up to 4 percent of the participant's compensation. Participants are 100 percent vested in the Company's contributions. For the years ended December 31, 2025, 2024 and 2023 we contributed $6.3 million, $6.2 million and $6.0 million, respectively.

Note 18—Commitments and Contingencies

We are involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss (or range of possible losses) can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including litigation and environmental matters are included in "Other accrued expenses" at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period. Legal fees are expensed as incurred.

We accrue, as appropriate, for environmental remediation costs anticipated to be incurred at certain of our vehicle logistics center facilities. There were no liabilities for environmental matters included in "Other accrued expenses" at December 31, 2025 or 2024.

We store a significant number of vehicles owned by various customers that are consigned to us to be sold through our Canadian marketplaces. We are contingently liable for each consigned vehicle until the eventual sale or other disposition, subject to certain natural disaster exceptions. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These consigned vehicles are not included in the consolidated balance sheets.

In the normal course of business, we also enter into various other guarantees and indemnities in our relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact our financial condition or results of operations, but indemnifications associated with our actions generally have no dollar limitations and historically have been inconsequential.

As noted above, we are involved in litigation and disputes arising in the ordinary course of business. Although the outcome of litigation cannot be accurately predicted, based on evaluation of information presently available, our management does not currently believe that the ultimate resolution of these actions will have a material adverse effect on our financial condition, results of operations or cash flows.

Note 19—Segment Information

ASC 280, *Segment Reporting*, requires reporting of segment information that is consistent with the manner in which the chief operating decision maker ("CODM") operates and views the Company. OPENLANE's CODM is the Chief Executive Officer. Our operations are grouped into two operating segments: Marketplace and Finance, which also serve as our reportable business segments. These reportable business segments offer different services and have fundamental differences in their operations. This segment structure reflects the financial information used by our CODM to make decisions regarding the business, including resource allocations and performance assessments. The Company's method for measuring profitability on a reportable segment basis is operating profit (loss). The CODM considers history-to-actual, budget-to-actual and forecast-to-actual results to assess the performance of the segments and in allocating resources.

Marketplace encompasses all wholesale marketplaces throughout North America and Europe. The Marketplace segment relates to used vehicle remarketing, including marketplace services, remarketing, or make ready services and all are interrelated, synergistic elements along the auto remarketing chain.

Form 10-K

The Finance segment (through AFC) is primarily engaged in the business of providing short-term, inventory-secured financing to independent vehicle dealers. AFC conducts business primarily at or near wholesale used vehicle auctions in the U.S. and Canada and other areas where there is a concentration of AFC customers.

Financial information regarding our reportable segments is set forth below as of and for the year ended December 31, 2025 *(in millions)*:

	Marketplace	Finance	Consolidated
Operating revenues	$ 1,500.8	$ 433.7	$ 1,934.5
Operating expenses			
Cost of services (exclusive of depreciation and amortization)	970.4	71.3	1,041.7
Finance interest expense	—	109.9	109.9
Provision for credit losses	5.1	37.3	42.4
Selling, general and administrative	391.2	54.0	445.2
Depreciation and amortization	79.4	12.3	91.7
Loss on sale of property	7.0	—	7.0
Total operating expenses			1,737.9
Operating profit	47.7	148.9	196.6
Interest expense			18.1
Other income, net			(13.7)
Income from continuing operations before income taxes			192.2
Income taxes			14.5
Income from continuing operations			$ 177.7
Total assets	$ 1,960.7	$ 2,763.6	$ 4,724.3
Capital expenditures	$ 51.0	$ 4.4	$ 55.4

Financial information regarding our reportable segments is set forth below as of and for the year ended December 31, 2024 *(in millions)*:

	Marketplace	Finance	Consolidated
Operating revenues	$ 1,357.4	$ 431.1	$ 1,788.5
Operating expenses			
Cost of services (exclusive of depreciation and amortization)	888.9	67.4	956.3
Finance interest expense	—	123.5	123.5
Provision for credit losses	6.7	47.6	54.3
Selling, general and administrative	359.6	49.0	408.6
Depreciation and amortization	83.3	11.9	95.2
Gain on sale of business	(31.6)	—	(31.6)
Total operating expenses			1,606.3
Operating profit	50.5	131.7	182.2
Interest expense			21.8
Other expense, net			2.5
Income from continuing operations before income taxes			157.9
Income taxes			48.0
Income from continuing operations			$ 109.9
Total assets	$ 1,944.6	$ 2,677.7	$ 4,622.3
Capital expenditures	$ 48.7	$ 4.3	$ 53.0

Financial information regarding our reportable segments is set forth below as of and for the year ended December 31, 2023 *(in millions)*:

	Marketplace	Finance	Consolidated
Operating revenues	$ 1,251.7	$ 444.0	$ 1,695.7
Operating expenses			
Cost of services (exclusive of depreciation and amortization)	801.7	65.9	867.6
Finance interest expense	—	130.6	130.6
Provision for credit losses	8.6	50.6	59.2
Selling, general and administrative	372.0	49.8	421.8
Depreciation and amortization	92.2	9.3	101.5
Goodwill and other intangibles impairment	250.8	—	250.8
Total operating expenses			1,831.5
Operating (loss) profit	(273.6)	137.8	(135.8)
Interest expense			25.2
Other income, net			(15.6)
Loss on extinguishment of debt			1.1
Loss from continuing operations before income taxes			(146.5)
Income taxes			8.3
Loss from continuing operations			$ (154.8)
Total assets	$ 2,065.6	$ 2,660.7	$ 4,726.3
Capital expenditures	$ 46.5	$ 5.5	$ 52.0

Form 10-K

Geographic Information

Our foreign operations include Canada, Continental Europe and the U.K. Approximately 52%, 52% and 58% of our foreign operating revenues were from Canada for the years ended December 31, 2025, 2024 and 2023, respectively. Most of the remaining foreign operating revenues were generated from Continental Europe. Long-lived assets are defined as long-term assets other than financial instruments and deferred tax assets. Information regarding the geographic areas of our operations is set forth below *(in millions)*:

	Year Ended December 31,					
	2025		**2024**		**2023**	
Operating revenues						
U.S.	$	**1,109.2**	$	1,053.7	$	1,068.1
Foreign		**825.3**		734.8		627.6
	$	**1,934.5**	$	1,788.5	$	1,695.7

	December 31,			
	2025		**2024**	
Long-lived assets				
U.S.	$	**935.0**	$	976.7
Foreign		**735.9**		761.3
	$	**1,670.9**	$	1,738.0

No single customer accounted for more than ten percent of our total revenues in any fiscal year presented.

Note 20—Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results that may be expected for the year.

2025 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues				
Auction and related fees	$ 198.9	$ 213.9	$ 215.2	$ 205.5
SaaS and other revenue	66.6	63.1	65.3	62.1
Purchased vehicle sales	85.7	98.5	108.9	117.1
Finance revenue	108.9	106.2	109.0	109.6
Total operating revenues	460.1	481.7	498.4	494.3
Operating expenses				
Cost of services (exclusive of depreciation and amortization)	241.6	254.4	270.2	275.5
Finance interest expense	27.6	26.9	28.1	27.3
Provision for credit losses	9.3	8.7	11.5	12.9
Selling, general, and administrative	107.2	114.3	110.9	112.8
Depreciation and amortization	22.7	23.0	22.7	23.3
Loss on sale of property	—	7.0	—	—
Total operating expenses	408.4	434.3	443.4	451.8
Operating profit	51.7	47.4	55.0	42.5
Interest expense	4.0	3.1	1.1	9.9
Other (income) expense, net	(5.0)	(7.4)	(2.2)	0.9
Income from continuing operations before income taxes	52.7	51.7	56.1	31.7
Income taxes	15.8	18.3	8.2	(27.8)
Income from continuing operations	$ 36.9	$ 33.4	$ 47.9	$ 59.5
Income (loss) from continuing operations attributable to common stockholders	$ 19.4	$ 16.7	$ 27.6	$ (188.0)
Income (loss) from continuing operations per share				
Basic	$ 0.18	$ 0.16	$ 0.26	$ (1.77)
Diluted	$ 0.18	$ 0.15	$ 0.25	$ (1.77)

Form 10-K

2024 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues				
Auction and related fees	$ 180.4	$ 182.7	$ 188.2	$ 184.0
SaaS and other revenue	79.7	73.1	73.1	69.2
Purchased vehicle sales	58.2	80.2	93.0	95.6
Finance revenue	111.6	107.8	105.5	106.2
Total operating revenues	429.9	443.8	459.8	455.0
Operating expenses				
Cost of services (exclusive of depreciation and amortization)	213.9	245.9	252.0	244.5
Finance interest expense	32.6	31.9	30.7	28.3
Provision for credit losses	15.8	13.3	13.1	12.1
Selling, general, and administrative	106.5	104.7	97.7	99.7
Depreciation and amortization	24.3	24.1	23.8	23.0
Gain on sale of business	—	—	—	(31.6)
Total operating expenses	393.1	419.9	417.3	376.0
Operating profit	36.8	23.9	42.5	79.0
Interest expense	7.1	5.5	4.6	4.6
Other expense (income), net	0.5	0.2	(3.6)	5.4
Income from continuing operations before income taxes	29.2	18.2	41.5	69.0
Income taxes	10.7	7.5	13.1	16.7
Income from continuing operations	$ 18.5	$ 10.7	$ 28.4	$ 52.3
Income (loss) from continuing operations attributable to common stockholders	$ 5.6	$ (0.4)	$ 13.0	$ 31.0
Income from continuing operations per share				
Basic	$ 0.05	$ —	$ 0.12	$ 0.29
Diluted	$ 0.05	$ —	$ 0.12	$ 0.29

Form 10-K

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

Not applicable.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed under the supervision of our principal executive officer, principal financial officer and principal accounting officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the dispositions of our assets;

- Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, and under the oversight of our Board of Directors, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework (2013)*. Based on our assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2025. During our assessment, we did not identify any material weaknesses in our internal control over financial reporting.

KPMG LLP, the independent registered public accounting firm that has audited the consolidated financial statements included in this Annual Report on Form 10-K, also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 as stated in their report included below.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
OPENLANE, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited OPENLANE, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Indianapolis, Indiana
February 18, 2026

Item 9B.   Other Information

Securities Trading Plans of Directors and Executive Officers

During the fourth quarter of 2025, none of the Company's directors or executive officers adopted a Rule 10b5-1 trading plan, terminated or modified a Rule 10b5-1 trading plan or adopted, modified or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III
Item 10.   Directors, Executive Officers and Corporate Governance

Information relating to our directors and nominees will be included in our Definitive Proxy Statement for our 2026 Annual Meeting of Stockholders and such information will be incorporated by reference herein. Our executive officers are as follows:

Name	Age	Position
Peter J. Kelly	57	Chief Executive Officer
Charles S. Coleman	54	Executive Vice President, Chief Legal Officer and Secretary
James P. Coyle	45	Executive Vice President and President, Marketplace
Bradley Herring	55	Executive Vice President, Chief Financial Officer
William C. Mitchell	43	President of AFC
J. Marty Nowlin	51	Executive Vice President, Human Resources
Tobin P. Richer	52	Executive Vice President, Marketing and Communications

Peter J. Kelly, 57, Chief Executive Officer. Mr. Kelly has been Chief Executive Officer of the Company since April 2021. Previously, Mr. Kelly served as the Company's President from January 2019 to March 2021, the President of Digital Services from December 2014 to January 2019 and the Chief Technology Officer from June 2013 to January 2019. Mr. Kelly was the President and Chief Executive Officer of OPENLANE from February 2011 to June 2013. Prior to that, Mr. Kelly was President and Chief Financial Officer of OPENLANE from February 2010 to February 2011. Mr. Kelly was a co-founder of OPENLANE in 1999 and served in a number of executive roles at OPENLANE from 1999 to 2010.

Charles S. Coleman, 54, Executive Vice President, Chief Legal Officer and Secretary. Mr. Coleman has served as the Company's Executive Vice President and Chief Legal Officer since November 2020, and as Secretary since October 2019. Mr. Coleman previously served as Senior Vice President and General Counsel from October 2017 to October 2020, Assistant Secretary from April 2015 to October 2019, and as Vice President and Assistant General Counsel from April 2015 to October 2017. Prior to joining the Company, Mr. Coleman practiced corporate law as an associate attorney and then partner with Krieg DeVault in Indianapolis, Indiana from 1999 to March 2015 and as an associate attorney with Baker Donelson (formerly Berkowitz, Lefkovits, Isom & Kushner) in Birmingham, Alabama from 1996 to 1999.

James P. Coyle, 45, Executive Vice President and President, Marketplace. Mr. Coyle has served as the Company's Executive Vice President and President, Marketplace since July 2023 (Mr. Coyle's title was updated from "Executive Vice President and President, North American Marketplaces" in January 2025 to reflect Mr. Coyle's expanded Marketplace segment leadership role). Mr. Coyle previously served as Executive Vice President, Chief Digital Officer from October 2021 to July 2023. Mr. Coyle was the Chief Executive Officer and member of the Board of Directors of RealSelf, Inc. from September 2020 to October 2021 and Chief Operating Officer from April 2019 to September 2020. Prior to that, Mr. Coyle served as Chief Customer Officer of Varsity Tutors LLC from 2016 to 2019, President, Home Appliances, Commercial Sales and Monark Appliances of Sears Holdings Corporation from 2014 to 2016, and served in several positions at Amazon.com, Inc. from 2007 to 2014, his last role being Director, Category leader of Electronics.

Bradley Herring, 55, Executive Vice President, Chief Financial Officer. Mr. Herring has served as the Company's Executive Vice President, Chief Financial Officer since May 2025. Prior to joining the Company, Mr. Herring served as Chief Financial Officer of Enfusion, Inc. from December 2022 to April 2025, and as Chief Financial Officer of Shift4 Payments, Inc. from October 2019 to August 2022. Mr. Herring also served as Chief Financial Officer of Elavon, Inc. from 2016 to 2019, as Chief Financial Officer of the digital banking group of Fiserv, Inc. from 2013 to 2015, and in various executive roles at Equifax Inc. from 2008 to 2013.

William C. Mitchell, 43, President of AFC. Mr. Mitchell has served as President of AFC since April 2024. Mr. Mitchell previously served as Chief Operating Officer of AFC from April 2021 to March 2024, Vice President of Business Development of AFC from January 2018 to April 2021, and as Director of Strategic Initiatives – M&A of AFC from July 2015 to January 2018. Prior to joining AFC, Mr. Mitchell served in risk management, financial analysis and corporate development roles with increasing responsibility at ETC ProLiance Energy (formerly ProLiance Energy) from 2005 to 2013, and subsequently at Citizens Energy Group from 2013 to 2015 (following Citizens Energy Group's sale of ProLiance Energy). Prior to joining ProLiance Energy, Mr. Mitchell was an associate at Standard & Poor's from 2004 to 2005.

J. Marty Nowlin, 51, Executive Vice President, Human Resources. Mr. Nowlin has served as the Company's Executive Vice President, Human Resources since February 11, 2026. Mr. Nowlin previously served as the Company's Senior Vice President, Human Resources from January 2020 to February 2026, and Vice President, Human Resources from March 2016 to

January 2020. Prior to joining the Company, Mr. Nowlin served as Vice President, Human Resources of Sears Holdings Corporation from 2014 to 2016, and Vice President, Human Resources of ManpowerGroup Inc. from 2012 to 2014. Prior to that, Mr. Nowlin served in various human resources leadership roles at Stanley Black & Decker, Inc. from 2003 to 2012, his last role being Vice President, Human Resources for the consumer and commercial mechanical divisions.

Tobin P. Richer, 52, Executive Vice President, Marketing and Communications. Mr. Richer has served as the Company's Executive Vice President, Marketing and Communications since February 2024. Mr. Richer previously served as the Company's Senior Vice President, Marketing & Communications from August 2020 to February 2024 and Senior Vice President, Corporate Communications from October 2016 to August 2020. Prior to joining the Company, Mr. Richer served in various leadership roles at Elevance Health, Inc. (formerly "Anthem, Inc.") including: Vice President of Corporate Communications from 2011 to 2016; Senior Executive Advisor, Office of the CEO from 2010 to 2011; Staff Vice President, Clinical Health Policy from 2007 to 2010; and Director, Medicare Counsel 2002 to 2007. Prior to Elevance, Mr. Richer practiced corporate and health care law as an associate attorney with Michael Best & Friedrich in Milwaukee, Wisconsin from 2001 to 2002 and began his career as a Health Insurance Specialist with the Centers for Medicare & Medicaid Services, US Department of Health and Human Services from 1999 to 2001.

Insider Trading Policies and Procedures

The information required by this item is incorporated by reference herein from our Definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC as set forth under the caption "Documents Incorporated by Reference."

Delinquent Section 16(a) Reports

The information required by this item is incorporated by reference herein from our Definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC as set forth under the caption "Documents Incorporated by Reference."

Code of Business Conduct and Ethics

We have adopted the Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. In addition, we have adopted the Code of Ethics for Principal Executive and Senior Financial Officers that applies to the Company's principal executive officer, principal financial and accounting officer and such other persons who are designated by our board of directors. Both codes are available on our website at corporate.openlane.com and available in print to any stockholder who requests it. Information on, or accessible through, our website is not part of this Form 10-K. We expect that any amendments to these codes, or any waivers of their requirements, will be disclosed on our website.

Item 11.   Executive Compensation

The information required by this Item 11 is incorporated by reference herein from our Definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC as set forth under the caption "Documents Incorporated by Reference."

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 403 of Regulation S-K will be included in our Definitive Proxy Statement for our 2026 Annual Meeting and such information will be incorporated by reference herein.

Equity Compensation Plan Information

The following table sets forth the aggregate information of our equity compensation plans in effect as of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)(3)
Equity compensation plans approved by security holder(s)	5,528,440	$ 15.96	7,951,736
Equity compensation plans not approved by security holders	—	—	—
Total	5,528,440	$ 15.96	7,951,736

Form 10-K

(1) Includes service options, market options, performance-based restricted stock units ("PRSUs") and restricted stock units ("RSUs") issued under the OPENLANE, Inc. Second Amended and Restated 2009 Omnibus Stock and Incentive Plan ("Omnibus Plan") (including dividend equivalents). PRSUs have been included at target.

(2) Option awards issued by the Company have exercise prices ranging from $13.81 to $18.23. The weighted-average price in the table above only reflects the weighted-average exercise price of outstanding options. The weighted-average exercise price does not include the PRSUs or RSUs.

(3) The number of securities available for future issuance includes (a) 7,231,607 shares of common stock that may be issued under the Omnibus Plan; and (b) 720,129 shares of common stock that may be issued under the KAR Auction Services, Inc. Employee Stock Purchase Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference herein from our Definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC as set forth under the caption "Documents Incorporated by Reference."

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference herein from our Definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC as set forth under the caption "Documents Incorporated by Reference."

Form 10-K

PART IV

Item 15.   Exhibits and Financial Statement Schedules

a)   The following documents have been filed as part of this report or, where noted, incorporated by reference:

1)   Financial Statements—the consolidated financial statements of OPENLANE, Inc. and its consolidated subsidiaries are filed as part of this report under Item 8.

2)   Financial Statement Schedules—all schedules have been omitted because the matter or conditions are not present or the information required to be set forth therein is included in the consolidated financial statements and related notes thereto.

3)   Exhibits—the exhibit index below is incorporated herein by reference as the list of exhibits required as part of this report.

In reviewing the agreements included as exhibits to this report, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company and its subsidiaries or other parties to the agreements.

The agreements included or incorporated by reference as exhibits to this report contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this report and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov. See Item 1, "Business—Available Information."


EXHIBIT INDEX


| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
2.1	Securities and Asset Purchase Agreement, dated as of February 24, 2022, by and among OPENLANE, Inc., Carvana Group, LLC and Carvana Co. solely for purposes of Section 10.15 thereof as guarantor	8-K	001-34568	2.1	2/24/2022	
3.1a	Amended and Restated Certificate of Incorporation of OPENLANE, Inc.	10-Q	001-34568	3.1	8/3/2016	
3.1b	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of OPENLANE, Inc.	8-K	001-34568	3.1	5/12/2023	
3.2	Second Amended and Restated By-Laws of OPENLANE, Inc.	8-K	001-34568	3.1	11/4/2014	
3.3	Certificate of Designations Designating the Series A Convertible Preferred Stock	8-K	001-34568	3.1	6/10/2020	
4.1	Form of common stock certificate	S-1/A	333-161907	4.15	12/10/2009	
4.2	Description of the Company's securities	10-K	001-34568	4.3	2/19/2020	
10.1a	Credit Agreement, dated as of June 23, 2023, among OPENLANE, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent	8-K	001-34568	10.1	6/26/2023	

Exhibit No.		Exhibit Description	Incorporated by Reference				Filed Herewith
			Form	File No.	Exhibit	Filing Date	
10.1b		First Amendment Agreement, dated as of January 19, 2024, by and among OPENLANE, Inc., ADESA Auctions Canada Corporation, certain other subsidiaries of OPENLANE, Inc. party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent	8-K	001-34568	10.1	1/22/2024	
10.1c		Second Amendment Agreement, dated as of October 8, 2025, by and among OPENLANE, Inc., certain other subsidiaries of the Company party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent	8-K	001-34568	10.1	10/8/2025	
10.2a	*	Employment Agreement, dated March 9, 2020, between OPENLANE, Inc. and Peter J. Kelly	10-Q	001-34568	10.9	5/7/2020	
10.2b	*	Amendment No. 1 to Employment Agreement, dated March 1, 2021, between OPENLANE, Inc. and Peter J. Kelly	8-K	001-34568	10.2	3/2/2021	
10.3	*	Employment Agreement, dated April 22, 2025 (effective May 27, 2025), between OPENLANE, Inc. and Bradley Herring	8-K	001-34568	10.1	4/22/2025	
10.4	*	Employment Agreement, dated October 26, 2021, between OPENLANE, Inc. and James Coyle	10-K	001-34568	10.6	2/23/2022	
10.5	*	Employment Agreement, dated April 1, 2024, between OPENLANE, Inc. and William C. Mitchell	10-K	001-34568	10.6	2/20/2025	
10.6	*	Employment Agreement, dated March 9, 2020, between OPENLANE, Inc. and Charles S. Coleman	10-K	001-34568	10.7	2/20/2025	
10.7	*	OPENLANE, Inc. Annual Incentive Program Summary of Terms 2025	10-K	001-34568	10.9	2/20/2025	
10.8	*	OPENLANE, Inc. Annual Incentive Program Summary of Terms 2026					X
10.9a	^	Amended and Restated Purchase and Sale Agreement, dated May 31, 2002, between AFC Funding Corporation and Automotive Finance Corporation	S-4	333-148847	10.32	1/25/2008	
10.9b		Amendment No. 1 to Amended and Restated Purchase and Sale Agreement, dated June 15, 2004	S-4	333-148847	10.33	1/25/2008	
10.9c		Amendment No. 2 to Amended and Restated Purchase and Sale Agreement, dated January 18, 2007	S-4	333-148847	10.34	1/25/2008	
10.9d	^	Amendment No. 3 to Amended and Restated Purchase and Sale Agreement, dated April 20, 2007	S-4	333-148847	10.35	1/25/2008	
10.9e		Amendment No. 4 to Amended and Restated Purchase and Sale Agreement, dated January 30, 2009	10-K	001-34568	10.19e	2/28/2012	
10.9f		Amendment No. 5 to Amended and Restated Purchase and Sale Agreement, dated April 25, 2011	10-K	001-34568	10.19f	2/28/2012	
10.10a	+	Tenth Amended and Restated Receivables Purchase Agreement, dated September 28, 2022, by and among Automotive Finance Corporation, AFC Funding Corporation, Fairway Finance Company, LLC, Fifth Third Bank, National Association, Chariot Funding LLC, PNC Bank, National Association, Thunder Bay Funding, LLC, Truist Bank, BMO Capital Markets Corp., JPMorgan Chase Bank, N.A., Royal Bank of Canada and Bank of Montreal	10-Q	001-34568	10.11	11/2/2022	

Exhibit No.		Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
					Incorporated by Reference		
10.10b	+	First Amendment and Joinder, dated September 27, 2024, to the Tenth Amended and Restated Receivables Purchase Agreement	10-Q	001-34568	10.12b	11/7/2024	
10.11a	+	Receivables Purchase Agreement, dated March 1, 2023, between Automotive Finance Canada Inc., OPENLANE, Inc., Computershare Trust Company of Canada, the Agents Parties to the Loan Agreement and BMO Nesbitt Burns Inc.	10-Q	001-34568	10.14	5/3/2023	
10.11b		Amendment No. 1 to the Receivables Purchase Agreement, dated September 27, 2024	10-Q	001-34568	10.13b	11/7/2024	
10.11c		Amendment No. 2 to the Receivables Purchase Agreement, dated May 23, 2025	10-Q	001-34568	10.11c	8/6/2025	
10.11d		Amendment No. 3 to the Receivables Purchase Agreement, dated November 18, 2025	8-K	001-34568	10.1	11/18/2025	
10.12		Form of Indemnification Agreement	8-K	001-34568	10.1	12/17/2013	
10.13a	*	KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan, as Amended June 10, 2014	DEF 14A	001-34568	Appendix A	4/29/2014	
10.13b	*	First Amendment to the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan	10-K	001-34568	10.24b	2/18/2016	
10.13c	*	KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan, as Amended and Restated June 4, 2021	DEF 14A	001-34568	Annex I	4/23/2021	
10.13d	*	OPENLANE, Inc. Second Amended and Restated 2009 Omnibus Stock and Incentive Plan, as Amended and Restated June 7, 2024	DEF 14A	001-34568	Annex I	4/26/2024	
10.14	*	KAR Auction Services, Inc. Amended and Restated Employee Stock Purchase Plan	10-Q	001-34568	10.27	8/5/2020	
10.15a	*	KAR Auction Services, Inc. Directors Deferred Compensation Plan, effective December 10, 2009	10-Q	001-34568	10.62	8/4/2010	
10.15b	*	Amendment No. 1 to the KAR Auction Services, Inc. Directors Deferred Compensation Plan, dated as of June 28, 2019	10-Q	001-34568	10.28b	11/6/2019	
10.16	*	Director Restricted Share Agreement	10-Q	001-34568	10.29	8/7/2019	
10.17	*	Form of 2022 Restricted Stock Unit Award Agreement	10-K	001-34568	10.22	3/9/2023	
10.18	*	Form of 2025 and 2026 Restricted Stock Unit Award Agreement for Section 16 Officers	10-K	001-34568	10.21	2/20/2025	
10.19	*	Form of Non-Qualified Stock Option Award Agreement	10-K	001-34568	10.30	2/18/2021	
10.20	*	Form of 2022 Performance-Based Restricted Stock Unit Agreement (Cumulative Operating Adjusted Net Income Per Share)	10-K	001-34568	10.38	2/19/2020	
10.21	*	Form of 2022 Amended and Restated Performance-Based Restricted Stock Unit Agreement (Cumulative Adjusted EBITDA)	10-Q	001-34568	10.25	11/2/2022	
10.22	*	Form of 2023 Performance-Based Restricted Stock Unit Agreement (Cumulative Adjusted EBITDA and Relative Total Shareholder Return)	10-K	001-34568	10.27	3/9/2023	

| Exhibit No. | | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
			Form	File No.	Exhibit	Filing Date	
10.23	*	Form of 2024 Performance-Based Restricted Stock Unit Agreement (Cumulative Adjusted EBITDA and Relative Total Shareholder Return)	10-K	001-34568	10.28	2/21/2024	
10.24	*	Form of 2025 and 2026 Performance-Based Restricted Stock Unit Agreement (Cumulative Adjusted EBITDA and Relative Total Shareholder Return)	10-K	001-34568	10.27	2/20/2025	
10.25		Investment Agreement, dated as of May 26, 2020, by and between OPENLANE, Inc. and Ignition Parent LP	8-K	001-34568	10.1	5/27/2020	
10.26a		Investment Agreement, dated as of May 26, 2020, by and between OPENLANE, Inc. and Periphas Capital GP, LLC	8-K	001-34568	10.2	5/27/2020	
10.26b		Assignment and Assumption Agreement, dated as of June 9, 2020, by and between Periphas Capital GP, LLC and Periphas Kanga Holdings, L.P.	10-K	001-34568	10.37b	2/18/2021	
10.27		Registration Rights Agreement, dated as of June 10, 2020, by and among OPENLANE, Inc. and Ignition Parent LP	8-K	001-34568	10.1	6/10/2020	
10.28		Registration Rights Agreement, dated as of June 29, 2020, by and between OPENLANE, Inc. and Periphas Kanga Holdings, LP	8-K	001-34568	10.1	6/29/2020	
10.29		Preferred Stock Repurchase Agreement, dated September 9, 2025, by and between OPENLANE, Inc. and Ignition Acquisition Holdings LP.	8-K	001-34568	10.1	9/9/2025	
10.30		Preferred Stock Repurchase Agreement, dated September 9, 2025, by and between OPENLANE, Inc. and Periphas Kanga Holdings, LP.	8-K	001-34568	10.2	9/9/2025	
19.1		OPENLANE, Inc. Insider Trading Policy, dated as of July 26, 2023	10-K	001-34568	19.1	2/20/2025	
21.1		Subsidiaries of OPENLANE, Inc.					X
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm					X
31.1		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2		Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1		Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2		Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1		OPENLANE, Inc. Clawback Policy	10-K	001-34568	97.1	2/21/2024	

		Incorporated by Reference				
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
101	The following materials from OPENLANE, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025 formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Income (Loss) for the year ended December 31, 2025, 2024 and 2023; (ii) the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2025, 2024 and 2023; (iii) the Consolidated Balance Sheets as of December 31, 2025 and 2024; (iv) the Consolidated Statements of Stockholders' Equity for the year ended December 31, 2025, 2024 and 2023; (v) the Consolidated Statements of Cash Flows for the year ended December 31, 2025, 2024 and 2023; and (vi) the Notes to Consolidated Financial Statements.					X
104	Cover page Interactive Data File, formatted in iXBRL (contained in Exhibit 101).					X

_____

+   Certain information has been excluded from this exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

^   Portions of this exhibit have been redacted pursuant to a request for confidential treatment filed separately with the Secretary of the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933, as amended.

*   Denotes management contract or compensation plan, contract or arrangement.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPENLANE, Inc.

By: _____/s/ PETER J. KELLY_____

Peter J. Kelly
Chief Executive Officer
February 18, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PETER J. KELLY Peter J. Kelly	Chief Executive Officer and Director (Principal Executive Officer)	February 18, 2026
/s/ BRADLEY HERRING Bradley Herring	Chief Financial Officer (Principal Financial Officer)	February 18, 2026
/s/ DWAYNE P. PRICE Dwayne P. Price	Chief Accounting Officer (Principal Accounting Officer)	February 18, 2026
/s/ RANDOLPH ALTSCHULER Randolph Altschuler	Director	February 18, 2026
/s/ CARMEL GALVIN Carmel Galvin	Director	February 18, 2026
/s/ J. MARK HOWELL J. Mark Howell	Chairman of the Board	February 18, 2026
/s/ STEFAN JACOBY Stefan Jacoby	Director	February 18, 2026
/s/ MICHAEL T. KESTNER Michael T. Kestner	Director	February 18, 2026
/s/ ROY MACKENZIE Roy Mackenzie	Director	February 18, 2026
/s/ MARY ELLEN SMITH Mary Ellen Smith	Director	February 18, 2026

EXHIBIT 21.1

Subsidiaries of OPENLANE, Inc.

The following is a list of subsidiaries of OPENLANE, Inc. (a Delaware corporation) as of December 31, 2025:

Name	State or Jurisdiction of Incorporation or Organization
2540-0714 Quebec Inc.	Quebec
504811 NB Ltd.	New Brunswick
51937 Newfoundland & Labrador Limited	Newfoundland
79378 Manitoba Inc.	Manitoba
ADESA Auctions Canada Corporation	Nova Scotia
ADESA Corporation, LLC	Indiana
ADESA Dealer Services, LLC	Indiana
ADESA Mexico, LLC	Indiana
ADESA Montreal Corporation	Nova Scotia
ADESA Quebec Corporation	Federal
ADESA Remarketing Services Inc.	Ontario
ADESA, Inc.	Delaware
AFC CAL, LLC	California
AFC Funding Corporation	Indiana
Auction Frontier, LLC	California
Auction Vehicles of Mexico, S. de R.L. de C.V.	Federal District of Mexico
AuctionTrac, LLC	Indiana
Automotive Finance Canada Inc.	Ontario
Automotive Finance Consumer Division, LLC	Indiana
Automotive Finance Corporation	Indiana
Autoniq, LLC	Virginia
AutoVIN Canada Inc.	Nova Scotia
AutoVIN, Inc.	Indiana
BacklotCars Uruguay S.A.S.	Uruguay
BacklotCars UY, S.R.L.	Uruguay
BacklotCars, Inc.	Delaware
BLC UY Quota Holdings, LLC	Delaware
Car Quality Services GmbH	Germany
CarCo Technologies, LLC	Delaware
CarsArrive Network, Inc.	Georgia
CARWAVE, LLC	Delaware
Clearplan, LLC	Delaware
KAR Auction Services International Limited	United Kingdom
LaneLink, LLC	Arizona
MobileTrac LLC	Delaware
NEPO Auto Centre, Inc.	Ontario
Nth Gen Software (Florida) LLC	Florida
Nth Gen Software, Inc.	Ontario
OPENLANE Belgium NV	Belgium
OPENLANE Canada Co.	Nova Scotia
OPENLANE Canada Inc.	Ontario

Name	State or Jurisdiction of Incorporation or Organization
OPENLANE Deutschland GmbH	Germany
OPENLANE Europe Holding NV	Belgium
OPENLANE Europe NV	Belgium
OPENLANE France SAS	France
OPENLANE Italia S.R.L.	Italy
OPENLANE Nederland B.V.	The Netherlands
OPENLANE Philippines, Inc.	Philippines
OPENLANE Remarketing Limited	United Kingdom
OPENLANE Subastas España, S.L.	Spain
OPENLANE US, Inc.	Delaware
PAR, Inc.	Indiana
Recovery Database Network, Inc.	Delaware
STRATIM Systems Incorporated	Delaware
TradeRev Motors Inc.	Ontario
TradeRev Technologies Inc.	Ontario
TradeRev USA LLC	Florida

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-164032, 333-168523, 333-196668, 333-250085, 333-256782, 333-281368) on Form S-8 and (No. 333-277249) on Form S-3 of our reports dated February 18, 2026, with respect to the consolidated financial statements of OPENLANE, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Indianapolis, Indiana
February 18, 2026

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter J. Kelly, certify that:

1) I have reviewed this Annual Report on Form 10-K of OPENLANE, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ PETER J. KELLY
_____

Peter J. Kelly
Chief Executive Officer

Date: February 18, 2026

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Bradley Herring, certify that:

1) I have reviewed this Annual Report on Form 10-K of OPENLANE, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BRADLEY HERRING

Bradley Herring
Executive Vice President and Chief Financial Officer

Date: February 18, 2026

EXHIBIT 32.1

**Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of OPENLANE, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter J. Kelly, as Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PETER J. KELLY

Peter J. Kelly
Chief Executive Officer

Date: February 18, 2026

EXHIBIT 32.2

**Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of OPENLANE, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bradley Herring, as Chief Financial Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1)   The report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2)   the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ BRADLEY HERRING

Bradley Herring
Executive Vice President and Chief Financial Officer

Date: February 18, 2026

Investor Information

Corporate Headquarters

OPENLANE, Inc.

11299 N Illinois Street, Suite 500

Carmel, IN 46032

800-923-3725

corporate.openlane.com

Independent Registered Public Accounting Firm

KPMG LLP

111 Monument Circle

Suite 3600

Indianapolis, IN 46204

317-636-5592

Stock Listing

New York Stock Exchange

Ticker Symbol: OPLN

Transfer Agent

Inquiries and changes to stockholder accounts should be directed to our transfer agent:

EQ

PO Box 500

Newark, NJ 07101

(800) 937-5449

Investor Relations

The following information is available without charge to stockholders and other interested parties:

- Annual Report to Stockholders
- Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission

To request these documents, or if you have any questions about OPENLANE, please contact:

OPENLANE, Inc.

11299 N Illinois Street, Suite 500

Carmel, IN 46032

800-923-3725

corporate.openlane.com

investor_relations@openlane.com

The annual report and related documents can be downloaded on the Investor Relations section of the OPENLANE website.





OPENLANE
11299 N Illinois Street, Suite 500, Carmel, IN 46032